Filed Pursuant to Rule 424(b)(4)
Registration No. 333-156414

PROSPECTUS

5,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of FriendFinder Networks Inc. All of the shares to be sold in the offering are being sold by us.

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share will be $10.00. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “FFN.”

Upon consummation of this offering, assuming an offering of 5,000,000 shares, we will have 26,724,598 shares of common stock issued and outstanding. Our executive officers, directors, and principal stockholders will own approximately 75% of our issued and outstanding common stock. In addition, there will be 12,662,905 shares of common stock underlying certain preferred stock, warrants, notes and options.

All of the net proceeds from this offering will be used to repay a portion of our outstanding debt as further described in the section entitled “Use of Proceeds” beginning on page 41.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$10.00	$50.0	million
Underwriting discounts and commissions(1)	$0.725	$3.6	million
Proceeds to us	$9.275	$46.4	million

(1)	In addition, we have agreed to reimburse the underwriters for certain expenses in connection with this offering. See the section entitled “Underwriting.”

We and the underwriters have entered into a firm commitment underwriting agreement as further described in the section entitled “Underwriting.” Pursuant to the terms of the Underwriting Agreement, we have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.

The underwriters expect to deliver the shares to investors in this offering in New York, New York on or about May 16, 2011.

Imperial Capital	Ladenburg Thalmann & Co. Inc.

The date of this prospectus is May 11th, 2011

FriendFinder.com

AdultFriendFinder.com

BigChurch.com

Amigos.com

PENTHOUSE
LIFE ON TOP

AsiaFriendFinder.com

FriendFinder Networks℠

TVX.com

SeniorFriendFinder.com

ItalianFriendFinder.com

IndianFriendFinder.com

millionairemate.com

FastCupid

Cams.com
The Wildest Live Webcams

Slim.com

JewishFriendFinder.com

OUTPERSONALS.com

GET IT ON

HotBox

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Registered trademarks referred to in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and the notes to those statements, before making an investment decision. As used in this prospectus, unless the context otherwise requires, all references to “we,” “us,” “our,” or “our company” refer to FriendFinder Networks Inc. and, where appropriate, our consolidated direct and indirect subsidiaries. References to our “common stock” refer only to our voting common stock and except as otherwise noted, such references do not include our Series B common stock or our preferred stock. Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

About Our Company

FriendFinder Networks Inc. is a leading internet and technology company providing services in the rapidly expanding markets of social networking and web-based video sharing. Our business consists of creating and operating technology platforms which run several of the most heavily visited websites in the world. Through our extensive network of more than 38,000 websites, since our inception, we have built a base of more than 445 million registrants and more than 298 million members in more than 200 countries. We are able to create and maintain, in a cost-effective manner, websites intended to appeal to users of diverse cultures and interest groups. In December 2010, we had more than 196 million unique visitors to our network of websites, according to comScore. We offer our members a wide variety of online services so that they can interact with each other and access the content available on our websites. Our most heavily visited websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. For the year ended December 31, 2010 we had net revenue, income from operations and net losses of $346.0 million, $71.7 million and ($43.2) million, respectively.

Our revenues to date have been primarily derived from online subscription and paid-usage for our products and services. These products and services are delivered primarily through two highly scalable revenue-generating technology platforms:

•	Social Networking. Approximately 70% of our total net revenues for the year ended December 31, 2010 were generated through our targeted social networking technology platform. Our social networking technology platform provides users who register or purchase subscriptions to one or more of our websites with the ability to communicate and to establish new connections with other users via our personal chat rooms, instant messaging and e-mail applications and to create, post and view content of interest. We have been able to rapidly create and seamlessly maintain multiple websites tailored to specific categories or genres and designed to cater to targeted audiences with mutual interests. We believe that our ability to create and operate a diverse network of specific interest websites with unique, user-generated content in a cost-effective manner is a significant competitive differentiator that allows us to implement a subscription-fee based revenue model while many other popular social networking websites rely primarily upon free-access, advertising-based revenue models.

•	Live Interactive Video. Approximately 22% of our total net revenues for the year ended December 31, 2010 were generated through our live interactive video technology platform. Our live interactive video technology platform is a live video broadcast platform that enables models to broadcast from independent studios throughout the world and interact with our users via instant messaging and video. We believe our live interactive video platform provides a unique offering including bi-directional and omni-directional video and interactive features that allow models to communicate with and attract users through a variety of mediums including blogs, newsletters and video. In addition, we believe the reliability of our live interactive video technology platform, which had approximately 99.1% uptime during 2010, is a key factor allowing us to maintain a large base of users.

In addition to our revenue-generating technology platforms, we have invested significant time and resources into developing our back-end marketing, analytics and billing technologies, which are a key contributor to the success of our business. We have developed proprietary systems to allow our marketing affiliates to maximize their revenue for our mutual benefit. These systems include proprietary white-labeling solutions, in which we provide back-end technology solutions to permit affiliates and marketing partners to deliver our products and services while maintaining the affiliate’s and marketing partner’s own branding and style, self-optimizing ad spots, and a robust banner optimization engine that automatically chooses the best possible site and banner to promote in a given ad spot. Our marketing technology has also enabled the creation and continued growth of our network of more than 250,000 affiliates, which we believe is one of the largest of its kind in the world and a significant barrier to entry to potential and existing competitors. Similarly, our proprietary analytics technology provides us with an advantage relative to less sophisticated competitors by enabling us to estimate future revenue based on short-term response to our advertising campaigns, as well as providing for analysis of key data and metrics in order to optimize our marketing spend and maximize the revenues our websites generate. Our robust billing platform allows our customers to pay using many of the widely-adopted methods of e-commerce, both domestically as well as internationally.

We categorize our users into five categories: visitors, registrants, members, subscribers and paid users.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. We had more than 196 million unique worldwide visitors in the month of December 2010, according to comScore.

•	Registrants. Registrants are visitors who complete a free registration form on one of our websites by giving basic identification information and submitting their e-mail address. For the year ended December 31, 2010, we averaged more than 6.4 million new registrations on our websites each month. Some of our registrants are also members, as described below.

•	Members. Members are registrants who log into one of our websites and make use of our free products and services. For the year ended December 31, 2010, we averaged more than 3.9 million new members on our websites each month.

•	Subscribers. Subscribers are members who purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features. For the year ended December 31, 2010, we had a monthly average of approximately 1.0 million paying subscribers.

•	Paid Users. Paid users are members who purchase products or services on a pay-by-usage basis. For the year ended December 31, 2010, we averaged approximately 1.6 million purchased minutes by paid users each month.

We focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Average Revenue per Subscriber. We calculate average revenue per subscriber, or ARPU, by dividing net revenue for the period by the average number of subscribers in the period and by the number of months in the period. As such, our ARPU is a monthly calculation. For the year ended December 31, 2010, our average monthly revenue per subscriber was $20.49.

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our average monthly churn rate, which measures the rate of loss of subscribers, decreased from approximately 16.3% per month for the year ended December 31, 2009 to approximately 16.1% per month for the year ended December 31, 2010.

•	Cost Per Gross Addition. Cost per gross addition, or CPGA, is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period. Our CPGA increased from $46.89 for the year ended December 31, 2009 to $47.25 for the year ended December 31, 2010.

•	Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period. Our Average Lifetime Net Revenue Per Subscriber increased from $79.34 for the year ended December 31, 2009 to $80.17 for the year ended December 31, 2010. While we monitor many statistics in the overall management of our business, we believe that Average Lifetime Net Revenue Per Subscriber and the number of subscribers are particularly helpful metrics for gaining a meaningful understanding of our business as they provide an indication of total revenue and profit generated from our base of subscribers inclusive of affiliate commissions and advertising costs required to generate new subscriptions.

In addition to our social networks and live interactive video platforms, we also offer professionally-generated content through our premium content technology platform and our non-internet entertainment business. Through websites such as Penthouse.com and HotBox.com, our subscribers and paid users have access to our collection of more than 15,000 hours of professional video, which includes our library of more than 800 standard and high-definition full-length feature films and one million professionally produced images. We began shooting all of our content in 3D in September 2010. Additionally, subscribers have access to editorial content, chat rooms and other interactive features. In addition to our online products and services, we also have a non-technology legacy entertainment business, in which we produce and distribute original pictorial and video content via traditional distribution channels including licensing and retail DVD channels, and license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and public branded men’s lifestyle magazines.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Proprietary and Scalable Technology Platform. Our robust, proprietary and highly scalable technology platform supports our social networking, live interactive video and premium content websites. We are able to use our customized back-end interface to quickly and affordably generate new websites, launch new features and target new audiences at a relatively low incremental cost. We believe that our ability to create new websites and provide new features is crucial to cost-effectively maintaining our relationships with existing users and attracting new users.

•	Paid Subscriber-Based Model. We operate social networking websites that allow our members to make connections with other members with whom they share common interests. Our paid subscriber-based model of social networking websites is distinctly different from the business models of other free social networking websites whose users access the websites to remain connected to their pre-existing friends and interest groups.

•	Large and Diverse User Base. We operate some of the most heavily visited social networking websites in the world, currently adding on average more than 6.4 million new registrants and more than 3.9 million new members each month. Our websites are designed to appeal to individuals with a diversity of interests and backgrounds. We believe potential members are attracted to the opportunity to interact with other individuals by having access to our large, diverse user base.

•	Large and Difficult to Replicate Affiliate Network and Significant Marketing Spend. Our marketing affiliates are companies that market our services on their websites, allowing us to market our brand beyond our established user base. As of December 31, 2010, we had more than 250,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 45% of our net revenues. We believe that the difficulty in building an affiliate network of this large size, together with our combined affiliate and advertising spend of approximately $103.5 million for the year ended December 31, 2010, presents a significant barrier to entry for potential competitors.

Our Strategy

Our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Convert Visitors, Registrants and Members into Subscribers or Paid Users. We continually seek to convert visitors, registrants and members into subscribers or paid users. We do this by constantly evaluating, adding and enhancing features on our websites to improve our users’ experience.

•	Create Additional Websites and Diversify Offerings. We are constantly seeking to identify groups of sufficient size who share a common interest in order to create a website intended to appeal to their interests. Our extensive user database serves as an existing source of potential members and subscribers for new websites we create.

•	Expand into and Monetize Current Foreign Markets. In 2010, nearly 71% of our members were outside the United States, but non-U.S. users accounted for less than half of our total net revenues. We seek to expand in selected geographic markets, including Southeast Europe, South America and Asia.

•	Pursue Targeted Acquisitions. We intend to expand our business by acquiring and integrating additional social networking websites, technology platforms, owners, creators and distributors of content and payment processing and advertising businesses. Our management team possesses significant mergers and acquisitions and integration expertise and regularly screens the marketplace for strategic acquisition opportunities.

•	Generate Online Advertising Revenue. To date, online advertising revenue has represented less than 0.1% of our net revenue, averaging approximately $9,000 per month in the year ended December 31, 2010. With continued worldwide growth in this advertising segment, we see this as a significant growth opportunity. We believe that our broad and diverse user base represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups. We intend to focus our advertising efforts on our general audience social networking websites and maintain our subscription-based model for our adult social networking websites.

Our New Financing

On October 27, 2010, we issued new debt to repay our then existing debt, which we refer to as the New Financing. We, along with our wholly-owned subsidiary Interactive Network, Inc., or INI, co-issued $305.0 million principal amount of 14% Senior Secured Notes due 2013, $13.8 million of 14% Cash Pay Second Lien Notes due 2013, and $232.5 million of 11.5% Non-Cash Pay Second Lien Notes due 2014, which we refer to as the New First Lien Notes, the Cash Pay Second Lien Notes and the Non-Cash Pay Second Lien Notes, respectively. For further information regarding the New Financing, see the section entitled “Description of Indebtedness.”

The sole purpose of this offering is to repay a portion of our outstanding New First Lien Notes and Cash Pay Second Lien Notes, including certain notes held by our affiliates, which we expect will decrease our interest expense and increase our flexibility with respect to our operations and growth strategy. Based upon an initial offering price of $10.00 per share of common stock, after principal repayments on our New First Lien Notes and Cash Pay Second Lien Notes from the proceeds of this offering of $39.0 million and $1.8 million, respectively, and from excess cash flow payments of $14.1 million and $0.6 million, respectively, made in the first fiscal quarter of 2011, the remaining outstanding principal balances under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes, will be $251.9 million, $11.4 million and $237.2 million, respectively.

Our Corporate Information

Our executive offices are located at 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487 and our telephone number is (561) 912-7000. Our website address is www.ffn.com. The information contained in, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	5,000,000 shares
Common stock outstanding before this offering (as of May 9, 2011)	6,517,746 shares
Common stock to be outstanding after this offering	26,724,598 shares
Common stock underlying Excluded Securities (as defined below) after this offering	12,662,905 shares
Dividend policy	We do not anticipate paying cash dividends for the foreseeable future.
Over-allotment option	We have granted the underwriters an option to purchase up to 750,000 additional shares of our common stock at the public offering price less the underwriting discount to cover any over-allotment.
Use of proceeds
Our net proceeds from this offering will be approximately $44.9 million, based upon an initial offering price of $10.00 per share of common stock, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use all of the net proceeds to repay a portion of our New First Lien Notes and our Cash Pay Second Lien Notes on the terms as further described under the section entitled “Use of Proceeds.” After this offering, we will still have outstanding debt.

Risk factors	You should read the section entitled “Risk Factors” beginning on page 14 for a discussion of factors you should consider carefully before deciding whether to purchase shares of our common stock.
Nasdaq Global Market	“FFN”

Unless the context requires otherwise, the number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of May 5, 2011 and includes:

•	8,444,853 shares of common stock issuable upon the conversion of all of the 8,444,853 outstanding shares of our Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering);

•	1,806,860 shares of common stock issuable upon the exchange of 1,806,860 outstanding shares of our Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange)

•	428,668 shares of common stock issuable upon conversion of the 378,579 outstanding shares of our Series A Convertible Preferred stock (the holders of which have notified us in writing that they intend to exercise their option to convert); and

•	4,526,471 shares of common stock underlying 4,003,898 outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering;

but excludes:

•	32,965 shares of common stock issuable upon the exchange of 32,965 outstanding shares of our Series B common stock;

•	1,571,784 shares of common stock issuable upon conversion of the 1,388,124 outstanding shares of our Series A Convertible Preferred Stock;

•	1,319,833 shares of common stock underlying 1,373,859 outstanding warrants with an exercise price of $0.0002 per share (assuming such warrants are exercised for cash) which, to the extent not exercised, will not expire upon the closing of this offering;

•	457,832 shares of common stock underlying all of the 476,573 outstanding warrants with an exercise price of $6.20 per share (assuming such warrants are exercised for cash);

•	24,103 shares of common stock underlying all of the 25,090 outstanding warrants with an exercise price of $10.25 per share (assuming such warrants are exercised for cash);

•	8,310,763 shares of common stock issuable solely upon the holders’ election to convert their Non-Cash Pay Second Lien Notes commencing with the consummation of this offering (based upon an initial offering price of $10.00 per share of common stock), and provided that such conversion shall be limited to approximately 21.1% of our fully diluted equity;

•	551,750 shares of common stock issuable upon the exercise of options that have been issued under our FriendFinder Networks Inc. 2008 Stock Option Plan, or our 2008 Stock Option Plan;

•	a number of shares equal to up to one percent of our fully diluted equity following this offering of common stock (estimated to be 393,875 shares based on the assumptions set forth herein) reserved for future issuance under our FriendFinder Networks Inc. 2009 Restricted Stock Plan, or our 2009 Restricted Stock Plan; and

•	750,000 shares of common stock the underwriters may purchase upon the exercise of the underwriters’ over-allotment option.

Except where we state otherwise, the information presented in this prospectus reflects (i) the amendment and restatement of our bylaws to be effective upon the consummation of this offering, and (ii) the amendment and restatement of our articles of incorporation, which became effective on January 25, 2010, following the effectiveness on the same date of:

•	the amendment and restatement of the certificate of designation of our Series A Convertible Preferred Stock;

•	the 1-for-20 reverse split of our authorized Series A Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series A Convertible Preferred Stock;

•	the amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock;

•	the 1-for-20 reverse split of our authorized Series B Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series B Convertible Preferred Stock; and

•	the 1-for-20 reverse split of each series of our authorized common stock, including a corresponding and proportionate decrease in the number of outstanding shares of such series.

Excluded Securities includes shares underlying the following: (1) Series B common stock that will not be converted to common stock upon the offering, (2) Series A Convertible Preferred Stock that will not be converted to common stock upon the offering, (3) warrants with an exercise price of $0.0002 per share, which do not expire upon the offering, (4) warrants with an exercise price of $6.20 per share, (5) warrants with an exercise price of $10.25 per share, (6) common stock issuable solely upon the holders’ election to convert their Non-Cash Pay Second Lien Notes, and (7) common stock issuable upon the exercise of options issuable under our 2008 Stock Option Plan or shares granted under our 2009 Restricted Stock Plan. Excluded Securities do not include the 26,724,598 shares of common stock to be outstanding after this offering or the 750,000 shares to be issued in connection with the exercise of the underwriters’ overallotment option.

Upon consummation of this offering of 5,000,000 shares, our executive officers, directors, and principal stockholders will own approximately 75% of our issued and outstanding common stock.

Summary Consolidated Financial Information and Other Financial Data

The following summary historical financial data should be read in conjunction with, and are qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 from the audited consolidated financial statements included elsewhere in this prospectus.

	Consolidated Data
	Year Ended December 31,
	2010	2009	2008(1)
	(in thousands, except per share amounts)
Statements of Operations and Per Share Data:
Net revenue	$345,997	$327,692	$331,017
Cost of revenue	110,490	91,697	96,514
Gross profit	235,507	235,995	234,503
Operating expenses:
Product development	12,834	13,500	14,553
Selling and marketing	37,258	42,902	59,281
General and administrative	79,855	76,863	88,280
Amortization of acquired intangibles and software	24,461	35,454	36,347
Depreciation and other amortization	4,704	4,881	4,502
Impairment of goodwill	—	—	9,571
Impairment of other intangible assets	4,660	4,000	14,860
Total operating expenses	163,772	177,600	227,394
Income from operations	71,735	58,395	7,109
Interest and other non-operating expense, net(2)	115,374	104,943	71,251
Loss before income tax (benefit)	(43,639)	(46,548)	(64,142)
Income tax (benefit)	(486)	(5,332)	(18,176)
Net loss	(43,153)	(41,216)	(45,966)
Net loss per common share — basic and diluted(3)	$(3.14)	$(3.00)	$(3.35)
Weighted average common shares outstanding — basic and diluted(3)	13,735	13,735	13,735

	Consolidated Data
	As of December 31,
	2010	2009
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and restricted cash	$41,970	$28,895
Total assets	532,817	551,881
Long-term debt, net	510,551	432,028
Deferred revenue	48,302	46,046
Total liabilities	682,597	657,523
Redeemable preferred stock	—	26,000
Accumulated deficit	(230,621)	(187,468)
Total stockholders’ deficiency	(149,780)	(131,642)

	Year Ended December 31,
	2010	2009
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$42,640	$39,679
Net cash (used in) provided by investing activities	(1,250)	4,204
Net cash used in financing activities	(29,405)	(44,987)

(1)	Net revenue for the year ended December 31, 2008 does not reflect $19.2 million due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various, Inc., or Various, to be recorded at fair value. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective of our future results, including those revenues that were added back to the adjusted net revenue. Please refer to the table contained in the “Prospectus Summary” below entitled “Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA”.

(2)	Includes interest expense, net of interest income, other finance expenses, interest and penalties related to value added tax, or VAT, net loss on extinguishment and modification of debt, foreign exchange gain, principally related to VAT not charged to customers, gain on settlement of VAT liability not charged to customers, gain on liability related to warrants and other non-operating (expense) income, net.

(3)	Basic and diluted loss per share is based on the weighted average number of shares of common stock and Series B common stock outstanding and includes shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. For information regarding the computation of per share amounts, refer to Note C(25), “Summary of Significant Accounting Policies — Per share data” of our consolidated financial statements included elsewhere in this prospectus.

Non-GAAP Financial Results

We believe that certain non-GAAP financial measures of earnings before deducting net interest expense, income taxes, depreciation and amortization, or EBITDA, and adjusted EBITDA are helpful financial measures to be utilized by an investor determining whether to invest in us. First, they eliminate one-time adjustments made for accounting purposes in connection with our Various acquisition in order to provide information that is directly comparable to our historical and current financial statements. For more information regarding our acquisition of Various, please refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our History.” For example, our depreciation and amortization expense has changed significantly due to the Various acquisition and purchase accounting impact on depreciation and amortization expense, as discussed below. Second, they eliminate adjustments for non-cash impairment charges for goodwill and intangible assets, which we believe will help an investor evaluate our future prospects, without taking into account historical non-cash charges that we believe are not recurring. Finally, they allow the investor to measure our operating performance year over year without taking into account non-recurring items and the wide disparity in the amounts of the interest, depreciation and amortization and tax expense items set forth in the financial statements. For instance, we are highly leveraged and we have had a large varying amount of interest expense for the historical years presented. We plan to use the proceeds of this offering to repay a portion of our New First Lien Notes and Cash Pay Second Lien Notes, thereby reducing our interest expense. In addition, we have the benefit of interest deductions and tax loss carryforwards which distorts comparisons of income tax benefit from year to year as interest expense is reduced and tax carryforwards are depleted and we book an income tax expense as opposed to a benefit. We believe analysts, investors and others frequently use EBITDA and adjusted EBITDA in the evaluation of companies in our industry.

These non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate such financial measures differently, particularly as it relates to nonrecurring, unusual items. Our non-GAAP financial measures of EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as measures of liquidity or as alternatives to net income or as indications of operating performance or any other measure of performance derived in accordance with GAAP.

The following table reflects the reconciliation of GAAP net loss to the non-GAAP financial measures of EBITDA and adjusted EBITDA.

Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA

	Consolidated Data
	Year Ended December 31,
	2010	2009	2008
	(in thousands)
GAAP net loss	$(43,153)	$(41,216)	$(45,966)
Add: Interest expense, net	88,508	92,139	80,510
Subtract: Income tax benefit	(486)	(5,332)	(18,176)
Add: Amortization of acquired intangible assets and software	24,461	35,454	36,347
Add: Depreciation and other amortization	4,704	4,881	4,502
EBITDA	$74,034	$85,926	$57,217
Add: Deferred revenue purchase accounting adjustment(1)	—	—	19,200
Add: Impairment of goodwill	—	—	9,571
Add: Impairment of other intangible assets	4,660	4,000	14,860
Add: Broadstream arbitration provision	13,000	—	—
Add (subtract): Loss (gain) related to VAT liability not charged to customers	1,683	7,942	(9,456)
Add: Net Loss on extinguishment and modification of debt	7,457	7,240	—
Add: Other finance expenses	4,562	—	—
Subtract: Non-recurring refund by former owner of litigation costs for legacy patent case	—	(2,685)	—
Adjusted EBITDA(2)	$105,396	$102,423	$91,392

(1)	Net revenue for the year ended December 31, 2008 does not reflect $19.2 million due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective of our future results, including those revenues that were added back to adjusted EBITDA.

(2)	For the year ended December 31, 2008 and for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009, we failed to satisfy our EBITDA covenants with respect to our 2006 Notes and 2005 Notes because of operating performance. For the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 we failed to satisfy our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes due to the liability related to VAT not charged to customers and the purchase accounting adjustment due to the required reduction of the deferred revenue liability to fair value. On October 8, 2009, these events of default were cured. For the quarter ended September 30, 2009, we met our EBITDA covenants with respect to our 2006 Notes and 2005 Notes, each as amended. For the year ended December 31, 2009 and the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, we met our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. For more information regarding this and other events of default under our note agreements, see the section entitled “Description of Indebtedness.” The above mentioned debt was paid off with the proceeds of the New Financing. Our new note agreements contain material debt covenants based on our maintaining specified levels of EBITDA (as it is defined in the particular agreement as noted below). Specifically, we are required to maintain the following EBITDA levels for our outstanding debt:

•	For each of the fiscal quarters ending through September 30, 2011, September 30, 2012 and September 30, 2013, our EBITDA (as defined) on a consolidated basis for the four consecutive fiscal quarters ending on such date needs to be greater than $85 million, $90 million and $95 million, respectively. Our EBITDA for the four quarters ended December 31, 2010, as defined in the relevant documents, was $105.4 million.
We met our EBITDA covenant requirements for the quarter and year ended December 31, 2010.

For the year ended December 31, 2010, our EBITDA and adjusted EBITDA were $74.0 million and $105.4 million, respectively. Management derived adjusted EBITDA for the year ended December 31, 2010 using the following adjustments.

There were non-cash impairment charges to intangible assets of $4.7 million related to our entertainment segment in 2010. For the following reasons, management believes it is appropriate to add back a $4.7 million impairment charge to other intangible assets to derive a more meaningful measure of EBITDA for 2010. While we have had impairment charges for previous years relating to the businesses in operation prior to the Various acquisition, with the impairment charges taken in 2008, the goodwill relating to our non-internet business units of the company has been reduced to zero. The non-internet intangible assets have also been written down to reflect the fair value of these assets. Further, management believes that with the acquisition and integration of the Various business, the online business unit that is now operated in conjunction with the internet businesses of Various should not be expected to have further impairment going forward. Management gauges its operating performance without giving effect to the impairment charges taken historically due to its belief that it is unlikely that further impairment charges will be incurred. However, there can be no assurance that there will be no further impairment to the Company’s goodwill or intangible assets.

Management believes that the VAT activity that relates to periods prior to notification from the European Union tax authorities, which we refer to as VAT not charged to customers, should be excluded from adjusted non-GAAP net income (loss) and adjusted EBITDA. After our acquisition of Various, we became aware that Various and its subsidiaries had not collected VAT from subscribers in the European Union nor had Various remitted VAT to the tax jurisdictions requiring it. We have since registered with the tax authorities of the applicable European Union jurisdictions. We began collecting VAT from subscribers in July 2008, and all amounts from July 2008 and beyond are considered current VAT and such costs are presented on a net basis and excluded from revenue in the statement of operations. Since the VAT liabilities not charged to customers, including penalties, interest expense, gains and losses on settlements and foreign exchange gains and losses, is unusual and not representative of our current operations, we have excluded it from adjusted EBITDA.

The Broadstream arbitration provision which the Company expensed in 2010 is added back as it was a non-recurring event regarding the Broadstream litigation. The litigation resulted from certain activities occurring during the Various acquisition. For further information regarding this litigation and the expense, see “Risk Factors” and “Legal Proceedings” located elsewhere in this prospectus. As with the refund by the former owner of litigation costs which is subtracted for 2009, management believes it is appropriate to negate the effect of these items due to their relationship to the Various acquisition and not with the Company’s continuing operations.

Finally, the net loss from the extinguishment of debt and other finance expenses relating to the New Financing were added back as they were items related to the New Financing in 2010 and, as with the loss on modification of debt in 2009, which was also added back, did not relate to the operating performance of the Company but were instead related to financing events.

Certain Non-Financial Operating Data

	Non-Financial Operating Data
	Year Ended December 31,
	2010	2009	2008
Historical Operating Data:
Adult Social Networking Websites
Subscribers (as of the end of the period)	928,314	916,005	896,211
Churn(1)	16.0%	16.3%	17.8%
ARPU (2)	$20.47	$20.73	$22.28
CPGA(3)	$48.43	$47.24	$51.26
Average Lifetime Net Revenue Per Subscriber(4)	$79.45	$79.64	$74.22
General Audience Social Networking Websites
Subscribers (as of the end of the period)	53,198	57,431	68,647
Churn(1)	17.3%	15.5%	18.6%
ARPU(2)	$20.72	$18.05	$19.21
CPGA(3)	$29.04	$41.61	$36.68
Average Lifetime Net Revenue Per Subscriber(4)	$91.02	$74.71	$66.70
Live Interactive Video Websites
Average Revenue Per Minute	$3.90	$3.49	$2.87
Cams — Minutes(5)	19,566,551	17,293,702	19,101,202

(1)	Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period and by the number of months in the period.

(2)	ARPU is calculated by dividing net revenue for the period by the average number of subscribers in the period and by the number of months in the period. To provide meaningful comparisons between the years, net revenue for the year ended December 31, 2008 includes the add back of $19.2 million due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value. For more information regarding our revenue adjusted for purchase price accounting, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008.”

(3)	CPGA is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period.

(4)	Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period.

(5)	Users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

Recent Developments

Provided below are our preliminary financial results for the three months ended March 31, 2011 and March 31, 2010. The financial information is not a comprehensive statement of our financial results for the period indicated and should therefore be considered together with our full results of operations when published. The financial information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our quarter-end review and reporting processes. Although our financial statements for the quarter ended March 31, 2011 are not yet complete, the financial information below reflects our estimate of those results, based on currently available information. The financial information is not necessarily indicative of results for our full year performance or any future performance and should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,
	2011	2010
	(unaudited)
	(in thousands)
Net Revenue	$83,520	$86,205
Gross profit	$56,759	$56,563
Income from operations	$19,675	$12,974
GAAP Net loss	$(4,031)	$(8,361)
Add: Interest Expense, net	21,950	22,837
Add: Amortization of acquired intangible assets and software	3,924	6,264
Add: Depreciation and other amortization	1,136	1,208
EBITDA	22,979	21,948
Add: Broadstream arbitration costs	1,016	—
Add (subtract): Loss (gain) related to VAT liability not charged to customers	3,111	(1,482)
Adjusted EBITDA	$27,106	$20,466

Net revenue for the three months ended March 31, 2011 was $83.5 million as compared to net revenue for the three months ended March 31, 2010 of $86.2 million, representing a decrease of $2.7 million or 3.1%. The decrease in net revenue is primarily due to the decrease in traffic to our websites as described below in cost of revenue.

Cost of revenue for the three months ended March 31, 2011 was $26.8 million as compared to cost of revenue for the three months ended March 31, 2010 of $29.6 million, representing a decrease of $2.8 million or 9.5%. During the three months ended March 31, 2010, we significantly increased our pay-per-order payouts to affiliates, which caused some of our affiliates to switch from a revenue share basis to a pay-per-order basis. The increase in pay-per-order payouts caused an increase in traffic to our websites, resulting in increased revenue and a corresponding increase in our affiliate expenses. We did not have such increases in our pay-per-order payouts for the three months ended March 31, 2011, and as a result, had a reduction in our affiliate expenses of $3.8 million in the three months ended March 31, 2011 as compared to the same period in 2010. Additionally, we had increased costs of revenue of approximately $1.0 million in the three months ended March 31, 2011 as compared to the same period in 2010 principally related to increases in model payments proportional to revenue increases for our live interactive video business ($0.3 million) and additional costs for satellite distribution ($0.5 million).

Gross profit for the three months ended March 31, 2011 was $56.8 million as compared to gross profit for the three months ended March 31, 2010 of $56.6 million, representing an increase of $0.2 million or 0.4%. The decrease in net revenue for the three months ended March 31, 2011 described above was effectively offset by the reduction in our affiliate cost during the same period as described above.

Income from operations for the three months ended March 31, 2011 was $19.7 million as compared to income from operations for the three months ended March 31, 2010 of $13.0 million, representing an increase of $6.7 million or 51.5%. The increase in income from operations is primarily due to a decrease in selling and marketing expense of $5.3 million, or 42.1%, primarily due to a reduction in our ad buys. Also, we had a decrease in the three months ended March 31, 2011 of $2.3 million, or 36.5%, in the amortization of acquired intangibles as a portion of the intangibles were fully amortized. The above items were offset by a $1.0 million, or 34.5%, increase in our product development costs as a result of additional headcount to support new initiatives and expected growth.

Net loss for the three months ended March 31, 2011 was $4.0 million as compared to $8.3 million for the three months ended March 31, 2010, representing a decrease of $4.3 million or 51.8%. The decrease in net loss is due to the increase in income from operations described above. In addition we had a foreign exchange loss principally related to VAT not charged to customers of $2.6 million for the three months ended March 31, 2011 as compared to a foreign exchange gain of $2.0 million for the same period in 2010. We also had a reduction of $0.9 million in interest expense due to less debt outstanding as a result of repayments, and an increase of $1.1 million in our other income, due primarily to receipt of life insurance proceeds related to the death of the original founder of Penthouse, Robert Guccione.

EBITDA for the three months ended March 31, 2011 was $23.0 million as compared to EBITDA for the three months ended March 31, 2010 of $22.0 million, representing an increase of $1.0 million or 4.5%. The increase in EBITDA is primarily due to the factors described above, offset by a loss of $2.6 million in foreign exchange loss principally related to VAT liability not charged to customers as compared to a gain of $2.0 million for the same period in 2010. Adjusted EBITDA for the three months ended March 31, 2011 was $27.1 million as compared to Adjusted EBITDA for the three months ended March 31, 2010 of $20.5 million, representing an increase of $6.6 million or 32.2%. The increase in Adjusted EBITDA is primarily due to the factors described above.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected, which could result in a decline in the value of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

We have a history of significant net losses and we may incur additional net losses in the future, which have had and may continue to have material consequences to our business.

We have historically generated significant net losses. As of December 31, 2010, we had an accumulated deficit of approximately $230.6 million. For the year ended December 31, 2010, we had a net loss of $43.2 million. For the years ended December 31, 2009 and 2008, we had net losses of approximately $41.2 million and $46.0 million respectively. We expect our operating expenses will continue to increase during the next several years as a result of additional costs incurred related to our status as a public company, the promotion of our services and the expansion of our operations, including the launch of new websites and entering into acquisitions, strategic alliances and joint ventures. If our revenue does not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant. Our net losses cause us to be more highly leveraged, increase our cost of debt and make us subject to certain covenants which limit our ability to grow our business organically or through acquisitions. For more information with respect to the covenants to which we are currently subject, see the risk factor entitled “—Any remaining indebtedness after this offering could make obtaining additional capital reserves difficult and could materially adversely affect our business, financial condition, results of operations and our growth strategy.”

Most of our revenue is currently derived from subscribers to our online offerings and a reduction in the number of our subscribers or a reduction in the amount of spending by our subscribers could harm our financial condition.

Our internet business generated approximately 93% of our revenue for the year ended December 31, 2010 from subscribers and other paying customers to our websites. For more information regarding our revenue, see the sections entitled “Prospectus Summary —Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations —Year Ended December 31, 2010 as Compared to  — Year Ended December 31, 2009.” We must continually add new subscribers to replace subscribers that we lose in the ordinary course of business due to factors such as competitive price pressures, credit card expirations, subscribers’ perceptions that they do not use our services sufficiently and general economic conditions. Our subscribers maintain their subscriptions on average for approximately six and a half months. Our business depends on our ability to attract a large number of visitors, to convert visitors into registrants, to convert registrants into members, to convert members into subscribers and to retain our subscribers. As of December 31, 2010, we had approximately 1.0 million current subscribers. For more information about our key business metrics including, but not limited to, the number of subscribers and the conversion of members to subscribers, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internet Segment Historical Operating Data.” If we are unable to provide the pricing and content, features, functions or services necessary to attract new subscribers or retain existing subscribers, our operating results could suffer. To the extent free social networking and personals websites, or free adult content on the internet, continue to be available or increase in availability, our ability to attract and retain subscribers may be adversely affected. In addition, any decrease in our subscribers’ spending due to general economic conditions could also reduce our revenue or negatively impact our ability to grow our revenue.

We face significant competition from other websites.

Our adult-oriented websites face competition for visitors from other websites offering free adult-oriented content. We face competition from companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com and Fling Incorporated and we compete with many adult-oriented and live interactive video websites, such as Playboy.com and LiveJasmin.com. Our general audience social networking and personals websites, which contribute substantially less of our revenue and earnings, face significant competition from other social networking websites such as MySpace.com, Facebook.com and Friendster.com, as well as companies providing online personals services such as Match.com, L.L.C., Yahoo!Personals, Windows Live Profile, eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com. Other social networking websites have higher numbers of worldwide unique users than our network of websites. According to comScore, in December 2010, Facebook.com and MySpace.com had approximately 662 million and 77 million worldwide unique visitors, respectively, compared to our websites’ 196 million worldwide unique visitors. In addition, the number of unique visitors on our general audience social networking and personals websites has decreased and may continue to decrease.

Internet-based social networking is characterized by significant competition, evolving industry standards and frequent product and service enhancements. Our competitors are constantly developing innovations in internet social networking. We must continually invest in improving our visitors’ experiences and in providing services that people expect in a high quality internet experience, including services responsive to their needs and preferences and services that continue to attract, retain and expand our user base.

If we are unable to predict user preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose visitors, licensees, affiliates and/or advertisers. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers, affiliates or licensees, are not appropriately timed with market opportunity or are not effectively brought to market. As internet-based social networking technology continues to develop, our competitors may be able to offer social networking products or services that are, or that are perceived to be, substantially similar or better than those generated by us. As a result, we must continue to invest resources in order to diversify our service offerings and enhance our technology. If we are unable to provide social networking technologies and other services which generate significant traffic to our websites, our business could be harmed, causing revenue to decline.

Some of our competitors may have significantly greater financial, marketing and other resources than we do. Our competitors may undertake more far-reaching marketing campaigns, including print and television advertisements, and adopt more aggressive pricing policies that may allow them to build larger member and subscriber bases than ours. Our competitors may also develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. Our attempts to increase traffic to and revenue from our general audience websites may be unsuccessful. Additionally, some of our competitors are not subject to the same regulatory restrictions that we are, including those imposed by our December 2007 settlement with the Federal Trade Commission over the use of sexually explicit advertising. For more information regarding our potential liability for third party activities see the risk factor entitled “—We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could harm our reputation, financial condition and business.” These activities could attract members and paying subscribers away from our websites, reduce our market share and adversely affect our results of operations.

We heavily rely on our affiliate network to generate traffic to our websites. If we lose affiliates, our business could experience a substantial loss of traffic, which could harm our ability to generate revenue.

Our affiliate network generated approximately 45% of our revenue for the year ended December 31, 2010 from visitor traffic to our websites. We generally pay referring affiliates commissions based on the amount of revenue generated by the traffic they deliver to our websites. Typically, our affiliate arrangements can be terminated immediately by us or our affiliates for any reason. Typically, we do not have exclusivity arrangements with our affiliates, and some of our affiliates may also be affiliates for our competitors. If other websites, including our competitors, were to offer higher paying affiliate programs, we could lose some of our affiliates unless we increased the commission rates we paid under our marketing affiliate program. Any increase in the commission rates we pay our affiliates would result in higher cost of revenue and could negatively impact our results of operations. Finally, we could lose affiliates if their internal policies are revised to prohibit entering into business contracts with companies like ours that provide adult material. The loss of affiliates providing significant traffic and visitors to our websites could harm our ability to generate revenue.

Increased subscriber churn or subscriber upgrade and retention costs could adversely affect our financial performance.

Turnover of subscribers in the form of subscriber service cancellations or failures to renew, or churn, has a significant financial impact on the results of operations of any subscription internet provider, including us, as does the cost of upgrading and retaining subscribers. For the year ended December 31, 2010, our average monthly churn rate for our social networking websites was 16.1%. Any increase in the costs necessary to upgrade and retain existing subscribers could adversely affect our financial performance. In addition, such increased costs could cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable or unwilling to pay their monthly subscription fees because of personal financial restrictions, the impact of a slowing economy or the attractiveness of competing services or websites. If excessive numbers of subscribers cancel or fail to renew their subscriptions, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace canceled or unrenewed subscribers with new subscribers, which could harm our financial condition.

We have never generated significant revenue from internet advertising and may not be able to in the future and a failure to compete effectively against other internet advertising companies could result in lost customers or could adversely affect our business and results of operations.

We have never generated significant revenue from internet advertising. In the future, we may shift some of our websites with lower subscription penetration to an advertising-based revenue model and may seek to provide selected targeted advertising on our subscriber-focused websites. Our user database serves as an existing source of potential members or subscribers for new websites we create and additionally presents opportunities for us to offer targeted online advertising to specific demographic groups.

Our ability to generate significant advertising revenue will also depend upon several factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment and the continued development of the internet as an advertising medium. If the market for internet-based advertising does not continue to develop or develops more slowly than expected, or if social networking websites are deemed to be a poor medium on which to advertise, our plan to use internet advertising revenue as a means of revenue growth may not succeed.

Because we allow our registrants to opt out of receiving certain communications from us and third parties, including advertisements, registrants who have opted out of receiving advertisements are potentially less valuable to us as a source of revenue than registrants who have not done so. The number of registrants who have opted out of receiving such communications are not identified in our gross number of registrants.

In addition, filter software programs that limit or prevent advertising from being delivered to an internet user’s computer are becoming increasingly effective and easy to use, making the success of implementing an advertising medium increasingly difficult. Widespread adoption of this type of software could harm the commercial viability of internet-based advertising and, as a result, hinder our ability to grow our advertising-based revenue.

Competition for advertising placements among current and future suppliers of internet navigational and informational services, high-traffic websites and internet service providers, or ISPs, as well as competition with non-internet media for advertising placements, could result in significant price competition, declining margins and/or reductions in advertising revenue. In addition, as we continue to expand the scope of our internet services, we may compete with a greater number of internet publishers and other media companies across an increasing range of different internet services, including in focused markets where competitors may have advantages in expertise, brand recognition and other areas. If existing or future competitors develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, our business, results of operations and financial condition would be negatively affected. We would also compete with traditional advertising media, such as direct mail, television, radio, cable, and print, for a share of advertisers’ total advertising budgets. Many potential competitors would enjoy competitive advantages over us, such as longer operating histories, greater name recognition, larger customer bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, our ability to expand our base of users, advertisers and affiliates will be impaired and our business and operating results could be harmed.

We believe that the brand recognition that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “FriendFinder” and “AdultFriendFinder” brands is critical to expanding our base of users, advertisers and affiliates. Maintaining and enhancing our brands’ profiles may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “FriendFinder” and “AdultFriendFinder” brands’ profiles, or if we incur excessive expenses in this effort, our business and operating results could be harmed. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands’ profiles may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology leader and to continue to provide attractive products and services, which we may not do successfully.

People have in the past expressed, and may in the future express, concerns over certain aspects of our products. For example, people have raised privacy concerns relating to the ability of our members to post pictures, videos and other information on our websites. Aspects of our future products may raise similar public concerns. Publicity regarding such concerns could harm our brands. Further, if we fail to maintain high standards for product quality, or if we fail to maintain high ethical, social and legal standards for all of our operations and activities, our reputation could be jeopardized.

In addition, affiliates and other third parties may take actions that could impair the value of our brands. We are aware that third parties, from time to time, use “FriendFinder” and “AdultFriendFinder” and similar variations in their domain names without our approval, and our brands may be harmed if users and advertisers associate these domains with us.

Our business, financial condition and results of operations may be adversely affected by unfavorable economic and market conditions.

Changes in global economic conditions could adversely affect the profitability of our business. Economic conditions worldwide have from time to time contributed to slowdowns in the technology industry, as well as in the specific segments and markets in which we operate, resulting in reduced demand and increased price competition for our products and services. Our operating results in one or more geographic regions may also be affected by uncertain or changing economic conditions within that region, such as the challenges that are currently affecting economic conditions in the United States and abroad. If economic and market conditions in the United States or other key markets, remain unfavorable or persist, spread or deteriorate further, we may experience an adverse impact on our business, financial condition and results of operations. If our entertainment segment continues to be adversely affected by these economic conditions, we may be required to take an impairment charge with respect to these assets. In addition, the current or future tightening of credit in financial markets could result in a decrease in demand for our products and services. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions may lead to our current and potential registrants, members, subscribers and paid users having less discretionary income to spend. This could lead to a reduction in our revenue and have a material adverse effect on our operating results. For the years ended December 31, 2010 and 2009, the growth of our internet and entertainment revenue was adversely impacted by negative global economic conditions. For more information regarding the effect of economic conditions on our operating results see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management, Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009 — Net Revenue,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008.” Accordingly, the economic downturn in the United States and other countries may hurt our financial performance. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition and results of operations.

Continued imposition of tighter processing restrictions by credit card processing companies and acquiring banks would make it more difficult to generate revenue from our websites.

We rely on third parties to provide credit card processing services allowing us to accept credit card payments from our subscribers and paid users. As of December 31, 2010, two credit card processing companies accounted for approximately 48.9% of our accounts receivable. Our business could be disrupted if these or other companies become unwilling or unable to provide these services to us. We are also subject to the operating rules, certification requirements and rules governing electronic funds transfers imposed by the payment card industry seeking to protect credit cards issuers, which could change or be reinterpreted to make it difficult or impossible for us to comply with such rules or requirements. If we fail to comply, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, and our business and operating results would be adversely affected. Our ability to accept credit cards as a form of payment for our online products and services could also be restricted or denied for a number of other reasons, including but not limited to:

•	if we experience excessive chargebacks and/or credits;

•	if we experience excessive fraud ratios;

•	if there is an adverse change in policy of the acquiring banks and/or card associations with respect to the processing of credit card charges for adult-related content;

•	if there is an increase in the number of European and U.S. banks that will not accept accounts selling adult-related content;

•	if there is a breach of our security resulting in the theft of credit card data;

•	if there is continued tightening of credit card association chargeback regulations in international commerce;

•	if there are association requirements for new technologies that consumers are less likely to use; and

•	if negative global economic conditions result in credit card companies denying more transactions.

In May 2000, American Express instituted a policy of not processing credit card transactions for online, adult-oriented content and terminated all of its adult website merchant accounts. If other credit card processing companies were to implement a similar policy, it would have a material adverse effect on our business operations and financial condition.

Our credit card chargeback rate is currently approximately 1.1% of the transactions processed and the reserves the banks require us to maintain are approximately 2.0% of our total net revenues. In addition, our required reserve balances have decreased from $7.9 million at December 31, 2008 to $7.4 million at December 31, 2010. If our chargeback rate increases or we are required to maintain increased reserves, this could increase our operating expenses and may have a material adverse effect on our business operations and financial condition.

Our ability to keep pace with technological developments is uncertain.

Our failure to respond in a timely and effective manner to new and evolving technologies could harm our business, financial condition and operating results. The internet industry is characterized by rapidly changing technology, evolving industry standards, changes in consumer needs and frequent new service and product introductions. Our business, financial condition and operating results will depend, in part, on our ability to develop the technical expertise to address these rapid changes and to use leading technologies effectively. We may experience difficulties that could delay or prevent the successful development, introduction or implementation of new features or services.

Further, if the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, our competitive position could be adversely affected, which could cause a reduction in our revenue and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development could become obsolete prior to its introduction.

To access technologies and provide products that are necessary for us to remain competitive, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could adversely affect our reputation, financial condition and business.

Under the terms of our December 2007 settlement with the Federal Trade Commission, we have agreed not to display sexually explicit online advertisements to consumers who are not seeking out sexually explicit content, and we require that members of our marketing affiliate network affirmatively agree to abide by this restriction as part of our affiliate registration process. We have also agreed to end our relationship with any affiliate that fails to comply with this restriction. Notwithstanding these measures, should any affiliate fail to comply with the restriction and display sexually explicit advertisements relating to our adult-oriented websites to any consumer not seeking adult content, we may be held liable for the actions of such affiliate and subjected to fines and other penalties that could adversely affect our reputation, financial condition and business.

In addition, we run the risk of being held responsible for the conduct or legal violations of our affiliates or those who have a marketing relationship with us, including, for example, with respect to their use of adware programs or other technology that causes internet advertisements to manifest in pop ups or similar mechanisms that can be argued to block or otherwise interfere with another website’s content or otherwise be argued to violate the Lanham Act or be considered an unlawful, unfair, or deceptive business practice.

We breached certain covenants contained in our previously existing note agreements and our Indentures. If we were to breach the covenants contained under our Indentures, which include that we must maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our Indentures, we may be restricted in the way we run our business.

Our previously existing note agreements required, and our Indentures governing our New First Lien Notes, Cash Pay Second Lien Notes, and Non-Cash Pay Second Lien Notes require us to maintain certain financial ratios as well as comply with other financial covenants relating to minimum consolidated EBITDA and minimum consolidated coverage ratio and permitted investments. We and INI failed to comply with certain covenants contained within some of our previously existing note agreements and our Indentures.

On February 4, 2011, excess cash flow payments of $10.5 million and $0.5 million were paid under our Indentures to the holders of the New First Lien Notes and Cash Pay Second Lien Notes, respectively, which payments were in amounts equal to 102% of the principal amounts repaid, amounting to total principal reductions of $10.3 million and $0.5 million for the New First Lien Notes and Cash Pay Second Lien Notes, respectively. In the process of calculating the excess cash flow payments on February 4, 2011, we inadvertently used the methodology we applied pursuant to our previously existing note agreements, rather than the methodology from the New Financing. This error resulted in underpayments of $3.9 million on the New First Lien Notes and $0.2 million on the Cash Pay Second Lien Notes, causing an event of default under each of those notes. Upon discovery of the error on February 28, 2011, we recalculated the excess cash flow payments and, on March 2, 2011, we made additional excess cash flow payments in amounts sufficient to cure the underpayments and cure the related event of default, which resulted in further principal reductions of $3.8 million and $0.2 million for the New First Lien Notes and Cash Pay Second Lien Notes, respectively.

If events of default occur in the future under any of the Indentures for our New First Lien Notes, Cash Pay Second Lien Notes, or Non-Cash Pay Second Lien Notes and our efforts to cure such events of default are unsuccessful it could result in the acceleration of our then-outstanding debt. In the event that the resolution of the lawsuit against us filed by Broadstream Capital Partners, Inc., or Broadstream, results in a liability in excess of $15.0 million (exclusive of the $3.0 million we already paid to Broadstream), it would constitute an event of default under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. For more information regarding the lawsuit against us filed by Broadstream, see the risk factor entitled “If we have an unfavorable outcome of our pending litigation matter, we may fail to satisfy certain financial covenants which may result in a default under our debt documents.”

If all of our indebtedness was accelerated as a result of an event of default, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness and we may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms, which could have a material adverse effect on our ability to continue as a going concern.

If any of our relationships with internet search websites terminate, if such websites’ methodologies are modified or if we are outbid by competitors, traffic to our websites could decline.

We depend in part on various internet search websites, such as Google.com, Bing.com, Yahoo.com and other websites to direct a significant amount of traffic to our websites. Search websites typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings generally are determined and displayed as a result of a set of unpublished formulas designed by search engine companies in their discretion. Purchased listings generally are displayed if particular word searches are performed on a search engine. We rely on both algorithmic and purchased search results, as well as advertising on other internet websites, to direct a substantial share of visitors to our websites and to direct traffic to the advertiser customers we serve. If these internet search websites modify or terminate their relationship with us or we are outbid by our competitors for purchased listings, meaning that our competitors pay a higher price to be listed above us in a list of search results, traffic to our websites could decline. Such a decline in traffic could affect our ability to generate subscription revenue and could reduce the desirability of advertising on our websites.

If members decrease their contributions of content to our websites that depend on such content, the viability of those websites would be impaired.

Many of our websites rely on members’ continued contribution of content without compensation. We cannot guarantee that members will continue to contribute such content to our websites. In addition, we may offer discounts to members who provide content for our websites as an incentive for their contributions. In the event that contributing members decrease their contributions to our websites, or if the quality of such contributions is not sufficiently attractive to our audiences, or if we are required to offer additional discounts in order to encourage members to contribute content to our websites, this could have a negative impact on our business, revenue and financial condition.

Our business, financial condition and results of operations could be adversely affected if we fail to provide adequate security to protect our users and our systems.

Online security breaches could adversely affect our business, financial condition and results of operations. Any well-publicized compromise of security could deter use of the internet in general or use of the internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data. If third parties are able to penetrate our network security or otherwise misappropriate confidential information, we could be subject to liability, which could result in litigation. In addition, experienced programmers or “hackers” may attempt to misappropriate proprietary information or cause interruptions in our services that could require us to expend significant capital and resources to protect against or remediate these problems.

Our business involves risks of liability claims arising from our media content, which could adversely affect our ability to generate revenue and could increase our operating expenses.

As a distributor of media content, we face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, obscenity, violation of rights of publicity and/or obscenity laws and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. We could also be exposed to liability in connection with content made available through our online social networking and personals websites by users of those websites. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with content available through our internet websites could require us to take steps that would substantially limit the attractiveness of our internet websites and/or their availability in certain geographic areas, which could adversely affect our ability to generate revenue and could increase our operating expenses.

Privacy concerns could increase our costs, damage our reputation, deter current and potential users from using our products and services and negatively affect our operating results.

From time to time, concerns may arise about whether our products and services compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and deter current and potential users from using our products and services, which could negatively affect our operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. Increased scrutiny by regulatory agencies, such as the Federal Trade Commission and state agencies, of the use of customer information, could also result in additional expenses if we are obligated to reengineer systems to comply with new regulations or to defend investigations of our privacy practices.

In addition, as most of our products and services are web based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ data could seriously harm our reputation and brand and, therefore, our business. A security or privacy breach may:

•	cause our customers to lose confidence in our services;

•	deter consumers from using our services;

•	harm our reputation;

•	require that we expend significant additional resources related to our information security systems and result in a disruption of our operations;

•	expose us to liability;

•	subject us to unfavorable regulatory restrictions and requirements imposed by the Federal Trade Commission or similar authority;

•	cause us to incur expenses related to remediation costs; and

•	decrease market acceptance of the use of e-commerce transactions.

The risk that these types of events could adversely affect our business is likely to increase as we expand the number of products and services we offer as well as increase the number of countries where we operate, as more opportunities for such breaches of privacy will exist.

Proposed legislation concerning data protection is currently pending at the U.S. federal and state level as well as in certain foreign jurisdictions. In addition, the interpretation and application of data protection laws in Europe, the United States and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these laws as they evolve could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We may not be able to protect and enforce our intellectual property rights.

We currently own and maintain approximately 100 U.S. trademark registrations and applications and over 900 foreign trademark registrations and applications. We believe that our trademarks, particularly the “AdultFriendFinder,” “FriendFinder,” “FastCupid,” “Penthouse,” “Penthouse Letters,” “Forum,” and “Variations” names and marks, the One Key Logo, and other proprietary rights are important to our success, potential growth and competitive position. Our inability or failure to protect or enforce these trademarks and other proprietary rights could have a material adverse effect on our business. Accordingly, we devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. Our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us or prevent others from challenging the validity of our trademarks. In addition, the enforcement of our intellectual property rights, including trademark rights, through legal or administrative proceedings would be costly and time-consuming and would likely divert management from their normal responsibilities. An adverse determination in any litigation or other proceeding could put one or more of our intellectual property rights at risk of being invalidated or interpreted narrowly. On April 13, 2011, Facebook, Inc., or Facebook, filed a complaint against us and certain of our subsidiaries in the U.S. District Court for the Northern District of California, alleging trademark infringement. For a description of this complaint, please see “Legal Proceedings” below. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

Intellectual property litigation could expose us to significant costs and liabilities and thus negatively affect our business, financial condition and results of operations.

We are, from time to time, subject to claims of infringement of third party patents and trademarks and other violations of third party intellectual property rights. For example, on April 13, 2011, Facebook filed a complaint against us and certain of our subsidiaries alleging trademark infringement. For a description of this complaint, please see “Legal Proceedings” below. Intellectual property disputes are generally time-consuming and expensive to litigate or settle, and the outcome of such disputes is uncertain and difficult to predict. The existence of such disputes may require the set-aside of substantial reserves, and has the potential to significantly affect our overall financial standing. To the extent that claims against us are successful, they may subject us to substantial liability, and we may have to pay substantial monetary damages, change aspects of our business model, and/or discontinue any of our services or practices that are found to be in violation of another party’s rights. Such outcomes may severely restrict or hinder ongoing business operations and impact the value of our business. Successful claims against us could also result in us having to seek a license to continue our practices. Under such conditions, a license may or may not be offered or otherwise made available to us. If a license is made available to us, the cost of the license may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations.

Although we have been and are currently involved in multiple areas of commerce, internet services, and high technology where there is a substantial risk of future patent litigation, we have not obtained insurance for patent infringement losses. If we are unsuccessful at resolving pending and future patent litigation in a reasonable and affordable manner, it could disrupt our business and operations, including by negatively impacting areas of commerce or putting us at a competitive disadvantage.

If we are unable to protect the confidentiality of certain information, the value of its products and technology could be materially adversely affected.

Our commercial success depends on our know-how, trade secrets and other intellectual property, including the ability to protect our intellectual property. We rely upon unpatented proprietary technology, processes, know-how and data that we regard as trade secrets, including our proprietary source code for our software systems. We seek to protect our proprietary information in part through confidentiality agreements with employees and others. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors in a manner providing us with no practical recourse against the competing parties. If any such events were to occur, there could be a material adverse effect on our business, financial position, results of operations and future growth prospects.

If we are unable to obtain or maintain key website addresses, our ability to operate and grow our business may be impaired.

Our website addresses, or domain names, are critical to our business. We currently own more than 3,200 domain names. However, the regulation of domain names is subject to change, and it may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands. If we are unable to obtain or maintain key domain names for the various areas of our business, our ability to operate and grow our business may be impaired.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased traffic and technology advances or changing business requirements, which could cause us to incur significant expenses and lead to the loss of users and advertisers.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computer power we will need. We could incur substantial costs if we need to modify our websites or our infrastructure to adapt to technological changes. If we do not maintain our network infrastructure successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users’ experience could decline. Maintaining an efficient and technologically advanced network infrastructure is particularly critical to our business because of the pictorial nature of the products and services provided on our websites. A decline in quality could damage our reputation and lead us to lose current and potential users and advertisers. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

The loss of our main data center, our backup data center or other parts of our systems and network infrastructure would adversely affect our business.

Our main data center, our backup data center and most of our servers are located at external third-party facilities in Northern California, an area with a high risk of major earthquakes. If our main data center or other parts of our systems and network infrastructure was destroyed by, or suffered significant damage from, an earthquake, fire, flood, lightning, tornado, or other similar catastrophes, or if our main data center was closed because of the operator having financial difficulties, our business would be adversely affected. Our casualty insurance policies may not adequately compensate us for any losses that may occur due to the occurrence of a natural disaster.

Our internet operations are subject to system failures and interruptions that could hurt our ability to provide users with access to our websites, which could adversely affect our business and results of operations.

The uninterrupted performance of our computer systems is critical to the operation of our websites. Our ability to provide access to our websites and content may be disrupted by power losses, telecommunications failures or break-ins to the facilities housing our servers. Our users may become dissatisfied by any disruption or failure of our computer systems that interrupts our ability to provide our content. Repeated or prolonged system failures could substantially reduce the attractiveness of our websites and/or interfere with commercial transactions, negatively affecting our ability to generate revenue. Our websites must accommodate a high volume of traffic and deliver regularly-updated content. Some of our network infrastructure is not fully redundant, meaning that we do not have back-up infrastructure on site for our entire network, and our disaster recovery planning cannot account for all eventualities. Our websites have, on occasion, experienced slow response times and network failures. These types of occurrences in the future could cause users to perceive our websites as not functioning properly and therefore induce them to frequent other websites. We are also subject to risks from failures in computer systems other than our own because our users depend on their own internet service providers in order to access our websites and view our content. Our revenue could be negatively affected by outages or other difficulties users experience in accessing our websites due to internet service providers’ system disruptions or similar failures unrelated to our systems. Any disruption in the ability of users to access our websites could result in fewer visitors to our websites and subscriber cancellations or failures to renew, which could adversely affect our business and results of operations. We may not carry sufficient levels of business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Because of our adult content, companies providing products and services on which we rely may refuse to do business with us.

Many companies that provide products and services we need are concerned that associating with us could lead to their becoming the target of negative publicity campaigns by public interest groups and boycotts of their products and services. As a result of these concerns, these companies may be reluctant to enter into or continue business relationships with us. For example, some domestic banks have declined providing merchant bank processing services to us and some credit card companies have ceased or declined to be affiliated with us. This has caused us, in some cases, to seek out and establish business relationships with international providers of the services we need to operate our business. There can be no assurance however, that we will be able to maintain our existing business relationships with the companies, domestic or international, that currently provide us with services and products. Our inability to maintain such business relationships, or to find replacement service providers, would materially adversely affect our business, financial condition and results of operations. We could be forced to enter into business arrangements on terms less favorable to us than we might otherwise obtain, which could lead to our doing business with less competitive terms, higher transaction costs and more inefficient operations than if we were able to maintain such business relationships or find replacement service providers.

Changes in laws could materially adversely affect our business, financial condition and results of operations.

Our businesses are regulated by diverse and evolving laws and governmental authorities in the United States and other countries in which we operate. Such laws relate to, among other things, internet, licensing, copyrights, commercial advertising, subscription rates, foreign investment, use of confidential customer information and content, including standards of decency/obscenity and record-keeping for adult content production. Promulgation of new laws, changes in current laws, changes in interpretations by courts and other government officials of existing laws, our inability or failure to comply with current or future laws or strict enforcement by current or future government officers of current or future laws could adversely affect us by reducing our revenue, increasing our operating expenses and/or exposing us to significant liabilities. The following laws relating to the internet, commercial advertising and adult content highlight some of the potential difficulties we face:

•	Internet. Several U.S. governmental agencies are considering a number of legislative and regulatory proposals that may lead to laws or regulations concerning different aspects of the internet, including social networking, online content, intellectual property rights, e-mail, user privacy, taxation, access charges, liability for third-party activities and personal jurisdiction. New Jersey enacted the Internet Dating Safety Act in 2008, which requires online dating services to disclose whether they perform criminal background screening practices and to offer safer dating tips on their websites. Other states have enacted or considered enacting similar legislation. While online dating and social networking websites are not currently required to verify the age or identity of their members or to run criminal background checks on them, any such requirements could increase our cost of operations or discourage use of our services. The Children’s Online Privacy Protection Act (COPPA) restricts the ability of online services to collect information from minors. The Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. Congress, the FTC and at least thirty-seven states have promulgated laws and regulations regarding email advertising and the application of such laws and the extent of federal preemptions is still evolving. Under U.S. law, the Digital Millennium Copyright Act has provisions which limit, but do not eliminate, our liability to list or link to third-party websites that include materials that infringe copyrights, so long as we comply with the statutory requirements of this act. Furthermore, the Communications Decency Act (CDA), under certain circumstances, immunizes computer service providers from liability for certain non-intellectual property claims for content created by third parties. The interpretation of the extent of CDA immunity is evolving and we run the risk that in certain instances we may not qualify for such immunity. We face similar risks in international markets where our products and services are offered and may be subject to additional regulations and balkanized laws. The interpretation and application of data protection laws in the United States, Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines and other monetary remedies, this could result in an order requiring that we change our data practices. In 2008, Nevada enacted a law prohibiting businesses from transferring a customer’s personal information through an electronic transmission, unless that information is encrypted. In practice, the law requires businesses operating in Nevada to purchase and implement data encryption software in order to send any electronic transmission (including e-mail) that contains a customer’s personal information.

More recently, Massachusetts has adopted regulations, which, like the Nevada law, require businesses to encrypt data sent over the internet. However, these Massachusetts regulations also require encryption of data on laptops and flash drives or other portable devices, and apply to anyone who owns, licenses, stores, or maintains personal information about the state’s residents. Any failure on our part to comply with these regulations may subject us to additional liabilities.

Regulation of the internet could materially adversely affect our business, financial condition and results of operations by reducing the overall use of the internet, reducing the demand for our services or increasing our cost of doing business. Proposed legislation concerning data protection is currently pending at the U.S. federal and state level as well as in certain foreign jurisdictions. Complying with these laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

•	Commercial advertising. We receive a significant portion of our print publications advertising revenue from companies that sell tobacco products. Significant limitations on the ability of those companies to advertise in our publications or on our websites because of legislative, regulatory or court action could materially adversely affect our business, financial condition and results of operations.

•	Adult content. Regulation, investigations and prosecutions of adult content could prevent us from making such content available in certain jurisdictions or otherwise have a material adverse effect on our business, financial condition and results of operations. Government officials may also place additional restrictions on adult content affecting the way people interact on the internet. The governments of some countries, such as China and India, have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or “immoral” influences. Regulation aimed at limiting minors’ access to adult content both in the United States and abroad could also increase our cost of operations and introduce technological challenges by requiring development and implementation of age verification systems. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business. Court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We could be held liable for any physical and emotional harm caused by our members and subscribers to other members or subscribers.

We cannot control the actions of our members and subscribers in their online behavior or their communication or physical actions with other members or subscribers. There is a possibility that one or more of our members or subscribers could be physically or emotionally harmed by the behavior of or following interaction with another of our members or subscribers. We warn our members and subscribers that member profiles are provided solely by third parties, and we are not responsible for the accuracy of information they contain or the intentions of individuals that use our sites. We are also unable to and do not take any action to ensure personal safety on a meeting between members or subscribers arranged following contact initiated via our websites. If an unfortunate incident of this nature occurred in a meeting between users of our websites following contact initiated on one of our websites or a website of one of our competitors, any resulting negative publicity could materially and adversely affect us or the social networking and online personals industry in general. Any such incident involving one of our websites could damage our reputation and our brands. This, in turn, could adversely affect our revenue and could cause the value of our common stock to decline. In addition, the affected members or subscribers could initiate legal action against us, which could cause us to incur significant expense, whether or not we were ultimately successful in defending such action, and damage our reputation.

Our websites may be misused by users, despite the safeguards we have in place to protect against such behavior.

Users may be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behavior on our websites, and may engage in such activities and behavior despite these controls. For example, our websites could be used to exploit children and to facilitate individuals seeking payment for sexual activity and related activities in jurisdictions in which such behavior is illegal. The behavior of such users could injure our other members and may jeopardize the reputation of our websites and the integrity of our brands. Users could also post fraudulent profiles or create false or unauthorized profiles on behalf of other, non-consenting parties. This behavior could expose us to liability or lead to negative publicity that could injure the reputation of our websites and of social networking and online personals websites in general.

Our business is exposed to risks associated with online commerce security and credit card fraud.

Consumer concerns over the security of transactions conducted on the internet or the privacy of users may inhibit the growth of the internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses and other attacks transmitted via the internet. While we proactively check for intrusions into our infrastructure, a new and undetected virus could cause a service disruption. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. A failure to control fraudulent credit card transactions adequately would adversely affect our business.

If one or more states or countries successfully assert that we should collect sales or other taxes on the use of the internet or the online sales of goods and services, our expenses could increase, resulting in lower margins.

In the United States, federal and state tax authorities are currently exploring the appropriate tax treatment of companies engaged in e-commerce and new state tax regulations may subject us to additional state sales and income taxes, which could increase our expenses and decrease our profit margins. The application of indirect taxes (such as sales and use tax, value added tax, goods and services tax, business tax and gross receipt tax) to e-commerce businesses such as ours and to our users is a complex and evolving issue. Many of the statutes and regulations that impose these taxes were established before the growth in internet technology and e-commerce. In many cases, it is not clear how existing statutes apply to the internet or e-commerce or communications conducted over the internet. In addition, some jurisdictions have implemented or may implement laws specifically addressing the internet or some aspect of e-commerce or communications on the internet. The application of existing or future laws could have adverse effects on our business.

Under current law, as outlined in the U.S. Supreme Court’s decision in Quill Corp. v. North Dakota, 504 U.S. 298 (1992), a seller with substantial nexus (usually defined as physical presence) in its customer’s state is required to collect state (and local) sales tax on sales arranged over the internet (or by telephone, mail order, or other means). In contrast, an out-of-state seller without substantial nexus in the customer’s state is not required to collect the sales tax. The U.S. federal government’s moratorium on states and other local authorities imposing new taxes on internet access or multiple or discriminatory taxes on internet commerce is scheduled to expire in October 31, 2014. This moratorium, however, does not prohibit the possibility that U.S. Congress will be willing to grant state or local authorities the authority to require remote (out-of-state) sellers to collect sales and use taxes on interstate sales of goods (including intellectual property) and services over the internet. Several proposals to that extent have been made at the U.S. federal, state and local levels (for example, the Streamlined Sales and the Use Tax initiative). These proposals, if adopted, would likely result in our having to charge state sales tax to some or all of our users in connection with the sale of our products and services, which would harm our business if the added cost deterred users from visiting our websites and could substantially impair the growth of our e-commerce opportunities and diminish our ability to derive financial benefit from our activities.

Certain states, including New York, Illinois, Colorado, North Carolina, Rhode Island and Tennessee, have adopted, or are in the process of adopting, state nexus laws, often referred to as Amazon tax laws, whereby the responsibility to collect sales or use taxes is imposed on an out-of-state- seller which used an in-state resident to solicit business from the residents of that state using internet sites. If it is determined that these laws are applicable to our operations, then we could be required to collect from our customers and remit additional sales or use taxes and, if any state determines that we should have been collecting such taxes previously, we may be subject to past tax, interest, late fees and penalties.

In addition, in 2007 we received a claim from the State of Texas for an immaterial amount relating to our failure to file franchise tax returns for the years 2000 through 2006. We believe that we are not obligated to file franchise tax returns because of the nature of our services provided and the lack of sufficient nexus to the State of Texas. If we are wrong in our assessment or if there is a clarification of the law against us it is possible that such taxes will need to be paid along with other remedies and penalties. We have received and could continue to receive similar inquiries from other states attempting to impose franchise, income or similar taxes on us.

We collect and remit VAT on digital orders from purchasers in most member states of the European Union. There can be no assurance that this increased cost will not adversely affect our ability to attract new subscribers within the European Union or to retain existing subscribers within the European Union and consequently adversely affect our results of operations. Certain member states, including the United Kingdom, have ruled that we are not required to register and account for VAT in their jurisdiction. There can be no assurance that the tax authorities of these jurisdictions will not, at some point in the future, revise their current position and require us to register and account for VAT.

Our liability to tax authorities in the European Union for the failure of Various and its subsidiaries to collect and remit VAT on purchases made by subscribers in the European Union could adversely affect our financial condition and results of operations.

After our acquisition of Various in December 2007, we became aware that Various and its subsidiaries had not collected VAT from subscribers in the European Union nor had Various remitted VAT to the tax jurisdictions requiring it. We have initiated discussions with most tax authorities in the European Union jurisdictions to attempt to resolve liabilities related to Various’ past failure to collect and remit VAT, and while we have resolved such prior liabilities in several jurisdictions on favorable terms, there can be no assurance that we will resolve or reach a favorable resolution in every jurisdiction. If we are unable to reach a favorable resolution with a jurisdiction, the terms of such resolution could adversely affect our financial condition or results of operations. For example, we might be required to pay substantial sums of money without the benefit of a payment deferral plan, which could adversely affect our cash position and impair operations. As of December 31, 2010, the total amount of historical uncollected VAT payments was approximately $39.4 million, including approximately $19.5 million in potential penalties and interest. For more information regarding the potential effect that our VAT liability could have on our operations see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Until we have reached a favorable resolution with a jurisdiction, the jurisdictions might take action against us and against our managers. For example, in an effort to recover VAT payments it claims it is owed, the German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, and did freeze e610,343 of assets in a bank account in The Netherlands with the cooperation of the Dutch authorities and continues to enlist the Dutch tax authorities to assist in its collection efforts. If another jurisdiction were to freeze or seize our cash or other assets, our operations and financial condition could be impaired. In addition, in many jurisdictions the potential exists for criminal investigations or proceedings to be instituted against us and against individual members of prior or current management. Were members of our management to face criminal processes individually, their attention to operational matters could be diverted and their ability to continue to serve in their capacities could be impaired. Were Various or its subsidiaries to face criminal processes, it could result in additional fines and penalties, or substantially interfere with continued operations in such jurisdictions. We are actively engaged in efforts to resolve all issues, but there can be no assurance that we will be able to do so.

Unforeseen liabilities arising from our acquisition of Various could materially adversely affect our financial condition and results of operations.

Our acquisition of Various and its subsidiaries in December 2007 may expose us to undisclosed and unforeseen operating risks and liabilities arising from Various’s operating history. For example, after our acquisition of Various we became aware that VAT had not been collected from subscribers in the European Union and that VAT had not been paid to tax authorities in the European Union. There can be no assurance that other unforeseen liabilities related to the acquisition of Various and its subsidiaries (including, without limitation, VAT issues in other non-European Union jurisdictions) could materialize.

Our recourse for liabilities arising from our acquisition of Various is limited.

Under the agreement pursuant to which we purchased Various and its subsidiaries in December 2007, our sole recourse against the sellers for most losses suffered by us as a result of liabilities was to offset the principal amount of our Subordinated Convertible Notes by the amount of any such losses. The maximum amount of such offset available to us was $175 million. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether the claims were VAT related or not) by reducing the original principal amount of the Subordinated Convertible Notes to $156 million from $170 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million cash held in a working capital escrow account established at the closing of the Various transaction. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing) will be increased by the issuance of new Non-Cash Pay Second Lien Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. Accordingly, any additional undisclosed liabilities arising from our acquisition of Various may result in losses that we can no longer attempt to recover from the sellers. Any such liabilities for which we have no recourse could adversely affect our financial condition and results of operations.

In pursuing future acquisitions we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms. Furthermore, we may face significant integration issues and may not realize the anticipated benefits of the acquisitions due to integration difficulties or other operating issues.

If appropriate opportunities become available, we may acquire businesses, products or technologies that we believe are strategically advantageous to our business. Transactions of this sort could involve numerous risks, including:

•	unforeseen operating difficulties and expenditures arising from the process of integrating any acquired business, product or technology, including related personnel, and maintaining uniform standards, controls, procedures and policies;

•	diversion of a significant amount of management’s attention from the ongoing development of our business;

•	dilution of existing stockholders’ ownership interests;

•	incurrence of additional debt;

•	exposure to additional operational risks and liabilities, including risks and liabilities arising from the operating history of any acquired businesses;

•	negative effects on reported results of operations from acquisition-related charges and amortization of acquired intangibles;

•	entry into markets and geographic areas where we have limited or no experience;

•	the potential inability to retain and motivate key employees of acquired businesses;

•	adverse effects on our relationships with suppliers and customers; and

•	adverse effects on the existing relationships of any acquired companies, including suppliers and customers.

In addition, we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms, or at all. Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Our efforts to capitalize upon opportunities to expand into new markets may fail and could result in a loss of capital and other valuable resources.

One of our strategies is to expand into new markets to increase our revenue base. We intend to identify new markets by targeting identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits. Our planned expansion into new markets will occupy our management’s time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new markets are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our erroneous evaluations of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business;

•	foregoing opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.

We face the risk that additional international expansion efforts and operations will not be effective.

One of our strategies is to increase our revenue base by expanding into new international markets and expanding our presence in existing international markets. Further expansion into international markets requires management time and capital resources. We face the following risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	challenges associated with creating and increasing our brand recognition, improving our marketing efforts internationally and building strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

Any remaining indebtedness after this offering could make obtaining additional capital resources difficult and could materially adversely affect our business, financial condition, results of operations and our growth strategy.

We intend to use all of the net proceeds from the sale of the shares of our common stock in this offering to repay some of our existing indebtedness. Based upon an initial offering price of $10.00 per share of common stock, after an aggregate of $40.8 million in principal repayments (and taking into consideration excess cash flow payments of $14.1 million and $0.6 million on our New First Lien Notes and Cash Pay Second Lien Notes, respectively, made in the first fiscal quarter of 2011), the remaining outstanding principal balances will be $251.9 million, $11.4 million and $237.2 million, respectively, under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes, respectively. We will require additional capital resources after this offering there can be no assurance that such funds will be available to us on favorable terms, or at all. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and ability to expand our operations. Any remaining indebtedness after this offering could materially adversely affect us in a number of ways, including the following:

•	we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions, repayment of debt at maturity and other general corporate purposes;

•	a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

•	we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the amount of debt we owe;

•	we may be restricted in our ability to make strategic acquisitions and to exploit business opportunities; and

•	additional dilution of stockholders may be required to service our debt.

Moreover, our Indentures contain covenants that limit our actions. These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. The covenants limit our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	repurchase capital stock;

•	make loans and investments;

•	enter into agreements restricting our subsidiaries’ abilities to pay dividends;

•	grant liens on assets;

•	sell or otherwise dispose of assets;

•	enter new lines of business;

•	merge or consolidate with other entities; and

•	engage in transactions with affiliates.

If we do not maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our Indentures, we may be restricted in the way we run our business.

Our Indentures contain certain financial covenants and restrictions requiring us to maintain specified financial ratios and satisfy certain financial tests. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing, compete effectively or take advantage of new business opportunities.

Our failure to comply with the covenants and restrictions contained in our Indentures could lead to a default under these instruments. If such a default occurs and we are unable to cure such default or obtain a waiver, the holders of the debt in default could accelerate the maturity of the related debt, which in turn could trigger the cross-default and cross-acceleration provisions of our other financing agreements. If any of these events occur, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms.

We have defaulted on certain terms of our indebtedness in the past and we cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, we cannot assure you that we will be able to cure such default, obtain waivers from the holders of the debt and/or amend the covenants as we have in the past. For more information regarding the potential risks associated with our breach of covenants on certain of our indebtedness see the risk factor entitled “We breached certain covenants contained in our previously existing note agreements and our Indentures. If we were to breach the covenants contained under our Indentures, which include that we must maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our Indentures, we may be restricted in the way we run our business.”

Our business will suffer if we lose and are unable to replace key personnel, in the event that we fail or choose not to pay severance to Messrs. Bell and Staton and they choose to compete against us or solicit our employees or if the other obligations of our key personnel create conflicts of interest or otherwise distract these individuals.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our executive officers and other key employees. In particular, Marc Bell and Daniel Staton are critical to our overall management and our strategic direction. On or prior to the closing of this offering, we intend to enter into an employment agreement with each of Messrs. Bell and Staton which sets a term of employment and provides for certain bonuses and grants of our stock in order to incentivize performance. However, the executives are free to voluntarily terminate their employment upon 180 days’ prior written notice. Therefore, the agreements do not ensure continued service with us. In the event we do not pay severance to Messrs. Bell and Staton, including under circumstances pursuant to which either of Messrs. Bell or Staton are terminated by us for cause (as defined in their employment agreement) or terminate their employment for good reason (as defined in their employment agreement) and our board of directors fails or chooses not to pay severance to them, Messrs. Bell and Staton will not be subject to a non-compete or a non-solicitation agreement. If that occurs, Messrs. Bell and Staton could immediately compete against us and solicit our employees to work for them. We have not obtained key-man life insurance and there is no guarantee that we will be able to obtain such insurance in the future. Furthermore, most of our key employees are at-will employees. If we lose members of our senior management without retaining replacements, or in the event that we do not pay severance to Messrs. Bell and Staton and they choose to compete against us or solicit our employees to work for them, our business, financial condition and results of operations could be materially adversely affected.

Additionally, Mr. Staton serves as Chairman and Mr. Bell serves as a director of ARMOUR Residential REIT, Inc., or ARMOUR. Staton Bell Blank Check LLC, an entity affiliated with Messrs. Bell and Staton, is contractually obligated to provide services to ARMOUR Residential Management LLC, or ARRM, which entity will manage and advise ARMOUR, pursuant to a sub-management agreement. Staton Bell Blank Check LLC will be receiving a percentage of the net management fees earned by ARRM. Each of Messrs. Bell and Staton is permitted to devote up to twenty percent of his business time to other business activities. We expect that Messrs. Bell and Staton, will devote approximately ten percent of their combined time to ARMOUR. Messrs. Bell and Staton’s service as a director or an affiliate of the sub-manager of ARMOUR could cause them to be distracted from the management of our business and could also create conflicts of interest if they are faced with decisions that could have materially different implications for us and for ARMOUR, such as in the area of potential acquisitions. If such a conflict arises, we believe our directors and officers intend to take all actions necessary to comply with their fiduciary duties to our stockholders, including, where appropriate, abstaining from voting on matters that present a conflict of interest. However, these conflicts of interest, or the perception among investors that conflicts of interest could arise, could harm our business and cause our stock price to fall.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our growth strategy and performance is largely dependent on the talents and efforts of highly skilled individuals. Our success greatly depends on our ability to attract, hire, train, retain and motivate qualified personnel, particularly in sales, marketing, service and support. There can be no assurance that we will be able to successfully recruit and integrate new employees. We face significant competition for individuals with the skills required to perform the services we offer and currently we do not have non-compete agreements with a number of our executive officers or key personnel. In addition, in the event we do not pay severance to Messrs. Bell and Staton, including under circumstances pursuant to which either of Messrs. Bell or Staton are terminated by us for cause (as defined in their employment agreement) or terminate their employment for good reason (as defined in their employment agreement) and our board of directors fails or chooses not to pay severance to them, Messrs. Bell and Staton will not be subject to a non-compete or a non-solicitation agreement. If that occurs, Messrs. Bell and Staton could immediately compete against us and solicit our employees to work for them. The loss of the services of our executive officers or other key personnel, particularly if lost to competitors, could materially and adversely affect our business. If we are unable to attract, integrate and retain qualified personnel or if we experience high personnel turnover, we could be prevented from effectively managing and expanding our business.

Moreover, companies in technology industries whose employees accept positions with competitors have in the past claimed that their competitors have engaged in unfair competition or hiring practices. If we received such claims in the future as we seek to hire qualified personnel, it could lead to material litigation. We could incur substantial costs in defending against such claims, regardless of their merit. Competition in our industry for qualified employees is intense, and certain of our competitors may directly target our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Workplace and other restrictions on access to the internet may limit user traffic on our websites.

Many offices, businesses, libraries and educational institutions restrict employee and student access to the internet or to certain types of websites, including social networking and personals websites. Since our revenue is dependent on user traffic to our websites, an increase in these types of restrictions, or other similar policies, could harm our business, financial condition and operating results. In addition, access to our websites outside the United States may be restricted by governmental authorities or internet service providers. These restrictions could hinder our growth.

Adverse currency fluctuations could decrease revenue and increase expenses.

We conduct business globally in many foreign currencies, but report our financial results in U.S. dollars. We are therefore exposed to adverse movements in foreign currency exchange rates because depreciation of non-U.S. currencies against the U.S. dollar reduces the U.S. dollar value of the non-U.S. dollar denominated revenue that we recognize and appreciation of non-U.S. currencies against the U.S. dollar increases the U.S. dollar value of expenses that we incur that are denominated in those foreign currencies. Such fluctuations could decrease revenue and increase our expenses. We have not entered into foreign currency hedging contracts to reduce the effect of adverse changes in the value of foreign currencies but may do so in the future.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are party to various litigation claims and legal proceedings including, but not limited to, actions relating to intellectual property, in particular patent infringement claims against us, breach of contract and fraud claims, some of which are described in this prospectus in the section entitled “Legal Proceedings” and the notes to our audited consolidated financial statements, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions may be both time consuming and expensive.

We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. As a result, actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability and could cause the market value of our common stock to decline.

Industry reports may not accurately reflect the current economic climate.

Because industry reports and publications contain data that has been compiled for prior measurement periods, such reports and publications may not accurately reflect the current economic climate affecting the industry. The necessary lag time between the end of a measured period and the release of an industry report or publication may result in reporting results that, while not inaccurate with respect to the period reported, are out of date with the current state of the industry.

If we have an unfavorable outcome of our pending litigation matter, we may fail to satisfy certain financial covenants which may result in a default under our debt documents.

In December 2007, Broadstream Capital Partners, Inc. filed a lawsuit against us alleging , among other matters, breach of contract, and breach of covenant of good faith and fair dealing, arising out of a document titled “Non-Disclosure Agreement.” Broadstream has alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with us that required Broadstream’s prior written consent for us to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained.

On July 20, 2009, we entered into an agreement with Broadstream under which, without admitting liability and in addition to paying Broadstream $3.0 million dollars, after January 20, 2011, but no later than January 20, 2012, Broadstream must choose either to refile its complaint in Federal District Court provided that it first repay us the $3.0 million or to demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10.0 million but not more than $47.0 million (in addition to the $3.0 million we have already paid Broadstream). In December 2010, because Broadstream elected arbitration, we recognized a loss in connection with the matter of $13.0 million. In the event that the resolution of the matter results in a liability in excess of $15.0 million (exclusive of the $3.0 million we already paid to Broadstream), it would constitute an event of default under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. See the risk factor entitled “We breached certain covenants contained in our previously existing note agreements. If we were to breach the covenants contained under our Indentures, which include that we must maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our Indentures, we may be restricted in the way we run our business.”

If such default occurs and we are unable to cure such default or obtain a waiver, the holders of the debt could accelerate the maturity of the related debt. If this occurs, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms.

Risks Related to this Offering

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.

Prior investors have paid less per share for our common stock than the price in this offering. Immediately after this offering there will be a per share net tangible book value deficiency of our common stock. Therefore, based on an initial offering price of $10.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $(31.53) per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, or if additional Series A Convertible Preferred Stock, or if the remaining Series B common stock or our Non-Cash Pay Second Lien Notes are converted into shares of common stock, the amount of your dilution may be affected. Any future equity issuances and the future exercise of employee stock options granted pursuant to our 2008 Stock Option Plan and 2009 Restricted Stock Plan will also affect the amount of dilution to holders of our common stock.

Our executive officers, directors and principal stockholders will continue to own a substantial percentage of our common stock after this offering, which will likely allow them to control matters requiring stockholder approval. They could make business decisions for us with which you disagree and that cause our stock price to decline.

Upon the closing of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 75% of our common stock, including shares of common stock issuable upon the exercise, exchange, or conversion, as applicable, of our warrants, Series B common stock, Series A Convertible Preferred Stock and Non-Cash Pay Second Lien Notes that are exercisable or exchangeable for, or convertible into, shares of our common stock within 60 days of the date of this prospectus. As a result, if they act in concert, they could control matters requiring approval by our stockholders, including the election of directors, and could have the ability to prevent or approve a corporate transaction, even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

There are a large number of shares of common stock underlying our warrants, Series A Convertible Preferred Stock and the Non-Cash Pay Second Lien Notes, which may be available for future sale and may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Immediately following this offering, we will have 26,724,598 shares of common stock outstanding, based on the assumptions we have made with respect to our outstanding securities. For more information see the section entitled “Prospectus Summary — The Offering.” We will also have an additional 98,242,437 shares of our common stock, and 21,111,876 shares of preferred stock, authorized and available for issuance, which we may, in general, issue without any action or approval by our stockholders, including in connection with acquisitions or otherwise except as required by relevant stock exchange requirements.

The 5,000,000 shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended. Holders of at least 20,917,936 of the other shares outstanding or convertible into our common stock have agreed with the underwriters, subject to certain exceptions and extensions, not to dispose of any of their securities for a period of 180 days following the date of this prospectus, except with the prior written consent of the underwriters. For more information regarding this lock-up, see the section entitled “Underwriting — No Sales of Similar Securities.” After the expiration of this 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by our affiliates, compliance with the volume restrictions of Rule 144. The holders of 6,328,239 shares issued or issuable upon exercise of our warrants, as well as the holders of our Series A Convertible Preferred Stock convertible into 1,571,784 shares and holders of the Non-Cash Pay Second Lien Notes convertible into 8,310,763 shares (based on the initial offering price on the front cover of this prospectus), are also entitled to certain piggy back registration rights with respect to the public resale of their shares. In addition, following this offering, we intend to file a registration statement covering the shares issuable under our 2008 Stock Option Plan and our 2009 Restricted Stock Plan.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and even the perception that these sales could occur may depress the market price. The sale of shares issued upon the exercise or conversion of our derivative securities could also further dilute your investment in our common stock. Further, the sale of any of the foregoing shares could impair our ability to raise capital through the sale of additional equity securities.

Public interest group actions targeted at our stockholders may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Public interest groups may target our stockholders, particularly institutional stockholders, seeking to cause those stockholders to divest their holdings of our securities because of the adult-oriented nature of parts of our business. The sale by any institutional investor of its holdings of our common stock, and the reluctance of other institutional investors to invest in our securities, because of such public interest group actions, or the threat of such actions, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules and regulations of the SEC and Nasdaq Global Market regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time consuming than they have been in the past when we were a private company. Although we are currently unable to estimate these increased costs with any degree of certainty, such additional costs going forward could negatively impact our financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, and (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We do not intend to pay dividends in the foreseeable future.

You should not rely on an investment in our common stock to provide dividend income. We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth and repay existing indebtedness. In addition, our ability to pay dividends is prohibited by the terms of our currently outstanding notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, you will receive a return on your investment in our common stock only if our common stock appreciates in value. You may therefore not realize a return on your investment even if you sell your shares.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations or those of our marketing affiliates.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Anti-takeover provisions in our articles of incorporation and bylaws or provisions of Nevada law could prevent or delay a change in control, even if a change of control would benefit our stockholders.

Provisions of our articles of incorporation and bylaws, as well as provisions of Nevada law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our stockholders. These provisions:

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	authorize our board of directors to issue “blank check” preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

•	require the written request of at least 75% of the voting power of our capital stock in order to compel management to call a special meeting of the stockholders; and

•	prohibit stockholder action by written consent and require that all stockholder actions be taken at a meeting of our stockholders, unless otherwise specifically required by our articles of incorporation or the Nevada Revised Statutes.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. For more information regarding the specific provisions of Nevada corporate law to which we are subject see the section entitled “Description of Capital Stock — Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions.”

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting called for that purpose, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have made such an election in our amended and restated articles of incorporation.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Generally, the inclusion of the words “believe,” “expect,” “potential,” “may,” “should,” “plan,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions also identify statements that constitute forward-looking statements. These forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and the trends that may affect our industry. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives and financial needs.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, customer and industry change and depend on the economic or technological circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution the investors that the forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry or results in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any or all of our forward-looking statements in this prospectus may turn out to be incorrect. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of these factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in the section entitled “Risk Factors” could also adversely affect us.

The following list represents some, but not necessarily all, of the factors that may cause our actual results to differ from those anticipated or predicted:

•	our history of significant operating losses and the risk of incurring additional net losses in the future;

•	our reliance on subscribers to our websites for most of our revenue;

•	competition from other social networking, internet personals and adult-oriented websites;

•	our reliance on our affiliate network to drive traffic to our websites;

•	increased subscriber churn or subscriber upgrade and retention costs’ impact on our financial performance;

•	our ability to generate significant revenue from internet advertising;

•	our ability to maintain and enhance our brands;

•	unfavorable economic and market conditions;

•	our reliance on credit cards as a form of payment;

•	our ability to keep up with new technologies and remain competitive;

•	we may be held secondarily liable for the actions of our affiliates;

•	our history of breaching certain covenants in our note agreements and the risk of future breaches;

•	our reliance on member-generated content to our websites;

•	security breaches may cause harm to our subscribers or our systems;

•	we may be subject to liability arising from our media content;

•	our ability to safeguard the privacy of the users of our websites;

•	our ability to enforce and protect our intellectual property rights;

•	we may be subject to claims that we have violated the intellectual property rights of others;

•	our ability to obtain or maintain key website addresses;

•	our ability to scale and adapt our network infrastructure;

•	the loss of our main data center or backup data center or other parts of our infrastructure;

•	systems failures and interruptions in our ability to provide access to our websites and content;

•	companies providing products and services on which we rely may refuse to do business with us;

•	changes in government laws affecting our business;

•	we may be liable if one of our members or subscribers harms another or misuses our websites;

•	risks associated with additional taxes being imposed by any states or countries;

•	we may have unforeseen liabilities from our acquisition of Various and our recourse may be limited;

•	we may not be successful in integrating any future acquisitions we make;

•	risks of international expansion;

•	any debt outstanding after the consummation of this offering could restrict the way we do business;

•	failure to maintain financial ratios;

•	our reliance on key personnel;

•	our ability to attract internet traffic to our websites;

•	risks associated with currency fluctuations; and

•	risks associated with our litigation and legal proceedings.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data that we obtained from industry publications and surveys and internal company sources.

The market data and other statistical information used throughout this prospectus are based on third parties’ reports and independent industry publications. The reports and industry publications used by us to determine market share and industry data contained in this prospectus have been obtained from sources believed to be reliable. We have compiled and extracted the market share data and industry data, but have not independently verified the data provided by third parties or industry or general publications. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on a variety of factors, including those discussed under the section entitled “Risk Factors” in this prospectus.

USE OF PROCEEDS

Based upon an initial offer price of $10.00 per share, we estimate that our net proceeds from the sale of the 5,000,000 shares of our common stock in this offering will be $44.9 million, or $51.8 million if the underwriters exercise their option to purchase additional shares in full. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering.

Assuming the underwriters do not exercise their over-allotment option, we have assumed gross offering proceeds of $50.0 million, less underwriting fees and commissions of approximately 7.25% of the gross proceeds, or $3.6 million, and other offering expenses incurred since our new financing of $1.5 million, resulting in $44.9 million of net proceeds. We intend to use such net proceeds to repay $39.0 million in principal amount of our New First Lien Notes and $1.8 million Cash Pay Second Lien Notes at a redemption price of 110%. As of May 9, 2011, Mr. Bell, our Chief Executive Officer, President and a director, and Mr. Staton, our Chairman of the Board and Treasurer, beneficially own $3.6 million and $3.6 million, respectively, of the New First Lien Notes and $6.6 million and $6.6 million, respectively, of the Cash Pay Second Lien Notes. After giving effect to this offering and application of the proceeds from this offering to repay a portion of our New First Lien Notes and our Cash Pay Second Lien Notes, based upon an initial offering price of $10.00 per share of common stock. Messrs. Bell and Staton will beneficially own $3.1 million and $3.1 million, respectively, of our New First Lien Notes and $5.7 million and $5.7 million, respectively, of our Cash Pay Second Lien Notes. Pursuant to the indentures governing the New First Lien Notes and Cash Pay Second Lien Notes, $17.2 million will be payable to our affiliates, including $3.0 million to affiliates of Messrs. Bell and Staton.

As of December 31, 2010, we had $305.0 million of New First Lien Notes and $13.8 million of Cash Pay Second Lien Notes outstanding. The New First Lien Notes and Cash Pay Second Lien Notes have a stated maturity date of September 30, 2013. Interest on the New First Lien Notes and Cash Pay Second Lien Notes accrues at a rate per annum equal to 14%. As of December 31, 2010, there was no accrued and unpaid interest on the New First Lien Notes and Cash Pay Second Lien Notes.

The underwriters’ over-allotment option, if exercised in full, provides for the issuance of up to 750,000 additional shares of our common stock, for additional net proceeds of $7.0 million, based upon an initial offering price of $10.00 per share of common stock. Any proceeds obtained upon exercise of the over-allotment option will be used to repay debt, as described above.

DIVIDEND POLICY

We have never paid or declared dividends on our common stock. Furthermore, we are prohibited by the provisions in our Indentures, on declaring dividends. In addition we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, as we currently plan to retain any earnings to fund our future growth and repay existing indebtedness. Payments of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations and capital and legal requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

Please read the following capitalization table together with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our cash, excluding restricted cash, and our consolidated capitalization as of December 31, 2010:

•	on an actual, historical basis;

•	on a pro forma basis reflecting (i) the issuance of 428,668 shares of common stock upon the conversion of 378,579 outstanding shares of our Series A Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (ii) the issuance of 8,444,853 shares of common stock upon the conversion of all of the outstanding shares of our Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (iii) the issuance of 1,806,860 shares of common stock upon the exchange of 1,806,860 outstanding shares of our Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange), (iv) the issuance of 4,526,471 shares of common stock underlying 4,003,898 outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering (collectively, the “Conversions”); and (v) the principal repayment on our New First Lien Notes and our Cash Pay Second Lien Notes of $14.1 million and $0.6 million respectively in the first fiscal quarter of 2011 from excess cash flows of $15 million and the resultant approximately $1.6 million expense on repayment of debt including, a 2% repayment premium writeoff of deferred debt costs and discount, net of related deferred tax effect; and

•	on a pro forma as adjusted basis reflecting (i) all of the foregoing pro forma adjustments, (ii) the sale of 5,000,000 shares of our common stock in this offering at the initial offering price of $10.00 per share after deducting underwriting discounts and commissions of $3.6 million and related estimated offering expenses of $14.8 million (including $13.3 million incurred as of and paid at December 31, 2010) and giving effect to the receipt of the estimated proceeds of $44.9 million (which, is net of underwriting discount of $3.6 million and estimated offering expenses incurred since our new financing of $1.5 million), (iii) recognition of the contingent embedded beneficial conversion feature contained in the Non-Cash Pay Second Lien Notes of approximately $13.0 million with the resultant increase in capital in excess of par value and decrease in the carrying value of the Non-Cash Pay Second Lien Notes, (iv) the repayment of principal on our New First Lien Notes and our Cash Pay Second Lien Notes of $39.0 million and $1.8 million, respectively, and the resultant $7.8 million loss on extinguishment of debt (which include a 10% repayment premium as well as writeoff of deferred debt costs and discount), net of related deferred tax effect, and (v) $2.0 million of cumulative compensation expense and related increase in capital in excess of par value related to stock options deemed granted upon the completion of an IPO based on an assumed initial offering price of $10.00 per share.

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (dollars in thousands except share data)
Cash	$34,585	$19,537	$19,537
New First Lien Notes, net of unamortized discount of $10,974, $10,466 pro forma and $9,062 pro forma as adjusted	294,026	280,418	242,790
Cash Pay Second Lien Notes, net of unamortized discount of $262, $250 pro forma and $216 pro forma as adjusted	13,516	12,890	11,160
Non-Cash Pay Second Lien Notes, net of unamortized discount of $20,986, $20,986 pro forma and $33,954 pro forma as adjusted	216,225	216,225	203,257
Other, net of unamortized discount of $457	1,793	1,793	1,793
Total Indebtedness	525,560	511,326	459,000

	As of December 31, 2010
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (dollars in thousands except share data)
Stockholders’ Deficiency
Preferred stock, $0.001 par value — authorized 22,500,000 shares; issued and outstanding 10,211,556, 1,388,124 pro forma and pro forma as adjusted
Series A Convertible Preferred Stock, $0.001 per share — authorized 2,500,000 shares; issued and outstanding 1,766,703, 1,388,124 pro forma and pro forma as adjusted (liquidation preference $21,000 actual, $16,500 pro forma and pro forma as adjusted)	2	1	1
Series B Convertible Preferred Stock, $0.001 per share — authorized 10,000,000 shares; issued and outstanding 8,444,853 (liquidation preference $5,000), none pro forma and none pro forma as adjusted	8	—	—
Common stock, $0.001 par value — authorized 125,000,000 shares
Common stock voting — authorized 112,500,000 shares, issued and outstanding 6,517,746, 21,724,598 shares pro forma and 26,724,598 pro forma as adjusted	6	22	27
Series B common stock non-voting — authorized 12,500,000 shares; issued and outstanding 1,839,825 shares, 32,965 pro forma and pro forma as adjusted	2	—	—
Capital in excess of par value	80,823	80,819	127,364
Accumulated deficit	(230,621)	(232,254)	(242,007)
Total stockholders’ deficiency	(149,780)	(151,412)	(114,615)
Total Capitalization	$375,780	$359,914	$344,385

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of the common stock after this offering. Our net tangible book value deficiency as of December 31, 2010 after giving effect to: (i) the issuance of 428,668 shares of common stock upon the conversion of 378,579 outstanding shares of our Series A Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (ii) the issuance of 8,444,853 shares of common stock upon the conversion of all of the outstanding shares of the Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (iii) the issuance of 1,806,860 shares of common stock upon the exchange of 1,806,860 of the outstanding shares of our Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange), and (iv) the issuance of 4,526,421 shares of common stock underlying 4,003,898 outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering, would have been $(628.2) million, or $(28.92) per share of common stock based on 21,724,598 shares outstanding before this offering. Net tangible book value deficiency per share represents the amount that the total liabilities and the liquidation preference ($16.5 million) of the Series A Convertible Preferred Stock exceeds total tangible assets, divided by the number of shares of common stock that are outstanding.

After giving effect to the sale by us of 5,000,000 shares of common stock at an initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses and prepaying a portion of our New First Lien Notes and our Cash Pay Second Lien Notes, as further described in the section entitled “Use of Proceeds,” the adjusted net tangible book value deficiency as of December 31, 2010 would have been $(575.3) million, or $(21.53) per share. This represents an immediate decrease in net tangible book value deficiency of $7.39 per share to existing stockholders and an immediate and substantial dilution of $(31.53) per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$10.00
Net tangible book value deficiency per share as of December 31, 2010	$(28.92)
Decrease in net tangible book value deficiency attributable to new investors	$7.39
Adjusted net tangible book value deficiency per share after this offering		$(21.53)
Dilution per share to new investors		$(31.53)

The following table summarizes on an as adjusted basis as of December 31, 2010 the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors in this offering at an initial public offering price of $10.00 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration
	Amount	Percent	Amount	Percent	Average price per share
	(in thousands, except per share data)
Existing stockholders	21,724	81%	$22,842	31%	$1.05
Investors in this offering	5,000	19%	50,000	69%	$10.00
Total	26,724	100%	$72,842	100%

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data of the Company as of the dates and for the periods indicated. The statement of operations data for the years ended December 31, 2010, 2009 and 2008 as well as the balance sheet data as of December 31, 2010 and 2009 are derived from our audited consolidated financial statements also included as part of this prospectus. The statement of operations data for the years ended December 31, 2007 and 2006 and the balance sheet data as of December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements which are not contained in this prospectus. The audited consolidated financial statements are prepared in accordance with GAAP and have been audited by EisnerAmper LLP, an independent registered public accounting firm.

These historic results are not necessarily indicative of results for any future period. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Consolidated Data
	Year Ended December 31,
	2010	2009	2008(1)	2007(1)	2006
	(in thousands, except per share data)
Statements of Operations and Per Share Data:
Net revenue	$345,997	$327,692	$331,017	$48,073	$29,965
Cost of revenue	110,490	91,697	96,514	23,330	15,927
Gross profit	235,507	235,995	234,503	24,743	14,038
Operating expenses
Product development	12,834	13,500	14,553	1,002	—
Selling and marketing	37,258	42,902	59,281	7,595	1,430
General and administrative	79,855	76,863	88,280	24,466	24,354
Amortization of acquired intangibles and software	24,461	35,454	36,347	2,262	—
Depreciation and other amortization	4,704	4,881	4,502	2,829	3,322
Impairment of goodwill	—	—	9,571	925	22,824
Impairment of other intangible assets	4,660	4,000	14,860	5,131	—
Total operating expenses	163,772	177,600	227,394	44,210	51,930
Income (loss) from operations.	71,735	58,395	7,109	(19,467)	(37,892)
Interest expense, net of interest income	(88,508)	(92,139)	(80,510)	(15,953)	(7,918)
Other finance expenses	(4,562)	—	—	—	—
Interest and penalties related to VAT liability not charged to customers	(2,293)	(4,205)	(8,429)	(1,592)	—
Net loss on extinguishment and modification of debt	(7,457)	(7,240)	—	—	(3,799)
Foreign exchange gain (loss) principally related to VAT liability not charged to customers	610	(5,530)	15,195	546	—
Gain on elimination of liability for United Kingdom VAT not charged to customers	—	1,561	—	—	—
Gain on settlement of VAT liability not charged to customers	—	232	2,690	—	—
Gain on liability related to warrants	38	2,744	—	—	—
Other non-operating (expense) income, net	(13,202)	(366)	(197)	119	(332)
Loss before income tax benefit	(43,639)	(46,548)	(64,142)	(36,347)	(49,941)
Income tax benefit	486	5,332	18,176	6,430	—
Net loss	(43,153)	(41,216)	(45,966)	(29,917)	(49,941)

	Consolidated Data
	Year Ended December 31,
	2010	2009	2008(1)	2007(1)	2006
	(in thousands, except per share data)
Non-cash dividends on convertible preferred stock	—	—	—	(4,396)	—
Net loss attributable to common stock	$(43,153)	$(41,216)	$(45,966)	$(34,313)	$(49,941)
Net loss per common share — basic and diluted(2)	$(3.14)	$(3.00)	$(3.35)	$(5.19)	$(8.99)
Weighted average common shares outstanding — basic and diluted(2)	13,735	13,735	13,735	6,610	5,554
Pro forma net loss per common share — basic and diluted(3)	$(1.37)
Pro forma weighted average common shares outstanding — basic and diluted(3)	27,703

	Consolidated Data(1)
	As of December 31,
	2010	2009	2008(2)	2007(2)	2006
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and restricted cash	$41,970	$28,895	$31,565	$23,722	$2,998
Total assets	532,817	551,881	599,913	649,868	70,770
Long-term debt classified as current due to events of default, net of unamortized discount(4)	—	—	415,606	417,310	—
Long-term debt, net of unamortized discount	510,551	432,028	38,768	35,379	63,166
Deferred revenue	48,302	46,046	42,814	27,214	6,974
Total liabilities	682,597	657,523	657,998	661,987	91,516
Redeemable preferred stock	—	26,000	26,000	26,000	21,000
Accumulated deficit	(230,621)	(187,468)	(144,667)	(98,701)	(68,784)
Total stockholders’ deficiency	(149,780)	(131,642)	(84,085)	(38,119)	(41,746)

	Consolidated Data
	Year Ended December 31,
	2010	2009	2008(1)	2007(1)	2006
	(in thousands)
Other Data
Net cash provided by (used in) operating activities	$42,640	$39,679	$50,948	$4,744	$(16,600)
Net cash provided by (used in) investing activities	(1,250)	4,204	(9,289)	(149,322)	(3,414)
Net cash provided by (used in) financing activities	(29,405)	(44,987)	(25,336)	148,961	10,569

(1)	Net revenue for the years ended December 31, 2008 and 2007 does not reflect $19.2 million and $8.5 million, respectively, due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective, including those revenues that were added back to the adjusted net revenue, of our future results. Please refer to the table contained in the “Prospectus Summary” above entitled “Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA”.

(2)	Basic and diluted loss per share is based on the weighted average number of shares of common stock outstanding, including Series B common stock, and shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share and which if not exercised will expire upon closing of this offering. For information regarding the computation of per share amounts, refer to Note C(25), “Summary of Significant Accounting Policies — Per share data” of our consolidated financial statements included elsewhere in this prospectus.

(3)	The following pro forma information reflects the following transactions as if they occurred on January 1, 2010: (i) the sale of 5,000,000 shares of our common stock at an initial offering price of $10.00 per share and the receipt of net proceeds of $44.9 million, (ii) the repayment of principal of $40.8 million on outstanding notes, (iii) the issuance of 8,444,853 shares of common stock upon the conversion of the outstanding shares of Series B convertible preferred stock and (iv) the issuance of 4,526,471 shares of common stock underlying 4,003,898 warrants with an exercise price of $0.0002 per share which if not exercised will expire upon the closing of the offering.

Net loss as reported	$(43,153)
Pro forma adjustments:
1.A reduction in interest expense resulting from the repayment of a portion of the New First Lien Notes and Second Lien Notes using a weighted average effective interest rate of 20.3%	8,300
2.Amortization of the $13.0 million beneficial conversion feature in the Non-Cash Pay Second Lien Notes which mature on April 30, 2014	(3,200)
Pro forma net loss	$(38,053	)(a)
Weighted average common shares outstanding — basic and diluted	13,735
Pro forma adjustments:
1.Issuance of common stock upon the conversion of all of the outstanding shares of Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering)	8,445
2.An increase in the shares of common stock underlying certain of our warrants resulting from the anti-dilution provisions of such warrants	523
3.The sale of common stock in this offering	5,000
Pro forma weighted average shares outstanding	27,703
Pro forma net loss per common share — basic and diluted	$(1.37	)(a)

(a)	The pro forma net loss per common share excludes (i) loss on extinguishment of our New First Lien Notes and Cash Pay Second Lien Notes of $7.8 million and (ii) $2.0 million of cumulative compensation expense related to stock options deemed granted upon the completion of an IPO, representing non-recurring charges directly attributable to this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading internet and technology company providing services in the rapidly expanding markets of social networking and web-based video sharing. Our business consists of creating and operating technology platforms which run several of the most heavily visited websites in the world. Through our extensive network of more than 38,000 websites, since our inception, we have built a base of more than 445 million registrants and more than 298 million members in more than 200 countries. We are able to create and maintain, in a cost-effective manner, websites intended to appeal to users of diverse cultures and interest groups. In December 2010, we had more than 196 million unique visitors to our network of websites, according to comScore. We offer our members a wide variety of online services so that they can interact with each other and access the content available on our websites. Our most heavily visited websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. We generated net revenue for the year ended December 31, 2010 of $346.0 million.

We operate in two segments, internet and entertainment. Our internet segment offers services and features that include social networking, online personals, premium content, live interactive video, recorded video, online chatrooms, instant messaging, photo, video and voice sharing, blogs, message boards and free e-mail. Our revenues to date have been primarily derived from online subscription and paid-usage for our internet segment products and services. Our market strategy is to grow this segment and expand our service offerings with complimentary services and features. Our entertainment segment produces and distributes original pictorial and video content, licenses the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publishes branded men’s lifestyle magazines. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

Our History

Our predecessor company was incorporated in Delaware in 1993 under the name General Media, Inc., or GMI. GMI filed for bankruptcy on August 12, 2003 under Chapter 11 of the United States Bankruptcy Code and in September 2003, Marc H. Bell and Daniel C. Staton formed PET Capital Partners LLC, or PET, to acquire GMI’s secured notes and preferred stock.

On October 5, 2004, GMI emerged from Chapter 11 protection with all new equity distributed solely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $35.8 million of term loan notes (the “Term Loan Notes”) distributed to former secured and unsecured creditors. Concurrently with the emergence from Chapter 11, we changed the name of the company to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to Interactive Brand Development Inc., or IBD.

During 2005, we consummated the sale of $33.0 million of 2005 Notes and $15.0 million of Series A Convertible Preferred Stock to fund the retirement of a $20.0 million credit facility, to fund the repayment of $11.8 million of the Term Loan Notes and to fund the purchase of certain trademark assets and for general corporate purposes. The remaining outstanding Term Loan Notes were reissued as subordinated term loan notes (the “Subordinated Term Loan Notes”).

On March 31, 2006, we changed our state of incorporation from Delaware to Nevada.

On August 28, 2006, we consummated an offering of $5.0 million of 2006 Notes and $6.0 million of additional Series A Convertible Preferred Stock to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc., a production company, and for general corporate purposes.

On October 25, 2006, we acquired the outstanding shares of the Danni.com business, an adult internet content provider, for $1.4 million in cash and approximately 126,000 shares of common stock valued at $1.5 million, for which we issued an additional $0.9 million of Subordinated Term Loan Notes to fund part of the purchase price consideration.

In December 2007, we acquired Various for approximately $401.0 million. The purchase price of approximately $401.0 million paid to the sellers consisted of approximately (i) $137.0 million in cash, (ii) notes valued at approximately $248.0 million, and (iii) warrants to acquire approximately 2.9 million shares of common stock, subject to adjustment for certain anti-dilution provisions, valued at approximately $16.0 million. The purchase price gives effect to a $61.0 million reduction attributable to a post-closing working capital adjustment which resulted in a $51.0 million reduction in the value of notes issued and a $10.0 million reduction in cash paid which was held in escrow. This adjustment is the result of our indemnity claim against the sellers relating to the VAT liability. In addition, legal and other acquisition costs totaling approximately $4.0 million were incurred. The cash portion of the purchase price was obtained through the issuance of notes and warrants, including approximately $110.0 million from certain of our stockholders. On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we were not subject to VAT, which resulted in an approximately $39.5 million reduction in the VAT liability. On October 8, 2009, we settled all indemnity claims against the sellers (whether claims are VAT related or not) by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow account established at the closing of the Various transaction. As of December 31, 2010, a total of $10 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Non-Cash Pay Second Lien Notes (which were issued in exchange for the Subordinated Convertible Notes in the New Financing) will be increased by the issuance of new Non-Cash Pay Second Lien Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference.

In December 2007, we consummated an offering of $5.0 million of Series B Convertible Preferred Stock at a price of $0.59208 per share. The purchasers in the offering included certain current stockholders, including Messrs. Staton and Bell, Florescue Family Corporation, an entity affiliated with one of our directors, Barry Florescue, and Absolute Income Fund Ltd. We used the proceeds from the Series B Convertible Preferred Stock offering to pay expenses relating to our acquisition of Various in December 2007 and for working capital. On July 1, 2008, we changed our name from Penthouse Media Group Inc. to FriendFinder Networks Inc.

On October 27, 2010, the Company completed the New Financing. The First Lien Senior Secured Notes, with an outstanding principal amount of $167.1 million, the Second Lien Subordinated Notes, with an outstanding principal amount of $80.0 million and $32.8 million principal amount of 2005 and 2006 Notes were exchanged for, or redeemed with proceeds of, $305.5 million principal amount of New First Lien Notes. The remaining $13.5 million principal amount of 2005 Notes and 2006 Notes were exchanged for $13.8 million principal amount of Cash Pay Second Lien Notes. The Subordinated Convertible Notes and Subordinated Term Loan Notes, with outstanding principal amounts of $180.2 million and $42.8 million respectively, together with accrued interest of $9.5 million, were exchanged for $232.5 million principal amount of Non-Cash Pay Second Lien Notes. For further information regarding the New Financing, see the section entitled “Description of Indebtedness.”

Key Factors Affecting Our Results of Operations

Net Revenue

Our net revenue is affected primarily by the overall demand for online social networking and personals services. Our net revenue is also affected by our ability to deliver user content together with the services and features required by our users’ diverse cultures, ethnicities and interest groups.

The level of our net revenue depends to a large degree on the growth of internet users, increased internet usage per user and demand for adult content. Our net revenue also depends on demand for credit card availability and other payment methods in countries in which we have registrants, members, subscribers and paid users, general economic conditions, and government regulation. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions may lead to our current and potential registrants, members, subscribers and paid users having less discretionary income to spend. This could lead to a reduction in our revenue and have a material adverse effect on our operating results. In addition, our net revenue could be impacted by foreign and domestic government laws that affect companies conducting business on the internet. Laws which may affect our operations relating to payment methods, including the use of credit cards, user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are currently being considered for adoption by many countries throughout the world.

Internet Revenue

Approximately 93.0% of our net revenue for the year ended December 31, 2010 was generated from our internet segment comprised of social networking, live interactive video and premium content websites. This revenue is treated as service revenue in our financial statements. We derive our revenue primarily from subscription fees and pay-by-usage fees. These fees are charged in advance and recognized as revenue over the term of the subscription or as the advance payment is consumed on the pay-by-usage basis, which is usually immediately. VAT is presented on a net basis and is excluded from revenue.

Net revenue consists of all revenue net of credits back to customers for disputed charges and any chargeback expenses from credit card processing banks for such items as cancelled subscriptions, stolen cards and non-payment of cards. We estimate the amount of chargebacks and credits that will occur in future periods to offset current revenue. For the years ended December 31, 2010, 2009 and 2008, these credits and chargebacks were 6.0%, 4.7% and 3.6% of gross revenue, respectively, while chargebacks alone were 1.4%, 1.2% and 0.7% of gross revenue, respectively. The general trend has been an increase in chargebacks due to tighter credit card company processing restrictions.

In addition, our net revenue was reduced for the year ended December 31, 2008 in the amount of $19.2 million due to a purchase accounting adjustment that required deferred revenue at the date of acquisition to be recorded at fair value to reflect a normal profit margin for the cost required to fulfill the customer’s order after the acquisition (in effect a reduction to deferred revenue reflected in the historical financial statements of Various to eliminate any profit related to selling or other efforts prior to the acquisition date). This reduction did not impact the service to be provided to our online subscribers or the cash collected by us associated with these subscriptions. There were no further purchase accounting adjustments after December 31, 2008. Future revenue will not be impacted by this non-recurring adjustment.

We believe that we have new opportunities to substantially increase revenue by adding new features to our websites, expanding in foreign markets and generating third party advertising revenue from our internet websites, which allow us to target specific demographics and interest groups within our user base. However, our revenue growth rate may decline in the future as a result of increased penetration of our services over time and as a result of increased competition.

Entertainment Revenue

Approximately 7.0% of our net revenue for the year ended December 31, 2010 was generated by the entertainment segment. Entertainment revenue consists of studio production and distribution, licensing of the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products and publishing revenue. This revenue is treated as product revenue in our financial statements, with the exception of revenue derived from licensing, which is treated as service revenue. For more information regarding our net revenue by service and product, see Note N, “Segment Information” of our consolidated financial statements included elsewhere in this prospectus. We derive revenue through third party license agreements for the distribution of our programming where we either receive a percentage of revenue or a fixed fee. The revenue sharing arrangements are usually either a percentage of the subscription fee paid by the customer or a percentage of single program or title fee purchased by the customer. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Revenue from the sale of magazines at newsstands is recognized on the on-sale date of each issue based on an estimate of the total sell through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenue from the sale of magazine subscriptions is recognized ratably over their respective terms.

Cost of Revenue

Cost of revenue for the internet segment is primarily comprised of commissions, which are expensed as incurred, paid to our affiliate websites and revenue shares for online models and studios in connection with our live interactive video websites. We estimate that cost of revenue will decrease as a percentage of net revenue primarily due to improvement in our affiliate commission structure and revenue sharing arrangements with our models and studios as net revenue increases. Cost of revenue for the entertainment segment consists primarily of publishing costs including costs of printing and distributing magazines and studio costs which principally consist of the cost of the production of videos. These costs are capitalized and amortized over three years which represents the estimated period during which substantially all the revenue from the content will be realized.

Marketing Affiliates

Our marketing affiliates are companies that operate websites that market our services on their websites and direct visitor traffic to our websites by placing banners or links on their websites to one or more of our websites. The total net revenues derived from these marketing affiliates has increased from year to year during the three years shown, while the percentage of revenue contribution has increased as well. The compensation to affiliates can vary depending on whether an affiliate chooses to be compensated on a pay-per-order or revenue sharing basis. Under a pay-per-order agreement, we compensate an affiliate one-time for each new member that places an order. Under a revenue sharing agreement, we compensate the affiliate in perpetuity for as long as the member continues to renew their subscription. Depending on the longevity of the subscription, either of the two compensation methods can result in a higher expense to us. In addition, we occasionally modify the pay-per-order compensation amount as needed depending on the quality of the traffic sent by the affiliate, economic factors, competition and other criteria.

Our compensation to our marketing affiliates has increased and revenues from our marketing affiliates have increased modestly, reflecting small increases in the rate at which we compensate our marketing affiliates as well as the variability described above. The percentage of revenues derived from these affiliates and the compensation to our affiliates for the year ended December 31, 2010 and the previous two fiscal years are set forth below:

	Year Ended December 31,
	2010	2009	2008
Percentage of revenue contributed by affiliates	45%	44%	43%
Compensation to affiliates (in millions)	$71.2	$56.7	$62.3

Operating Expenses.

Product Development

Product development expense consists of the costs incurred for maintaining the technical staff which are primarily comprised of engineering salaries related to the planning and post-implementation stages of our website development efforts. These costs also include amortization of the capitalized website costs attributable to the application development stage. We expect our product development expenses to remain stable as a percentage of revenue as we continue to develop new websites, services, content and features which will generate revenue in the future.

Selling and Marketing

Selling and marketing expenses consist principally of advertising costs, which we pay to companies that operate internet search engines for key word searches in order to generate traffic to our websites. Selling and marketing expenses also include salaries and incentive compensation for selling and marketing personnel and related costs such as public relations. Additionally, the entertainment segment includes certain nominal promotional publishing expenses. We believe that our selling and marketing expenses will remain relatively constant as a percentage of revenue as these expenses are relatively variable and within the discretion of management.

General and Administrative

General and administrative expenses relate primarily to our corporate personnel related costs, professional fees, occupancy, credit card processing fees and other overhead costs. We expect that the total amount of our general and administrative expenses will increase significantly due to the regulatory and compliance obligations associated with being a public company; however, we anticipate that these expenses will decrease as a percentage of net revenue as a large portion of these expenses are relatively fixed in nature and do not increase with a corresponding increase in net revenue.

Stock Based Compensation

Estimated stock-based compensation to be recognized subsequent to completion of this offering for options outstanding at December 31, 2010 will be approximately $2,367,000, based upon an initial price of $10.00 per share, which is expected to be recognized over a weighted-average period of two years. Of such amount a cumulative adjustment to compensation expense of approximately $1,974,000 will be realized upon completion of this offering.

Amortization of Acquired Intangibles and Software

Amortization of acquired intangibles and software is primarily attributable to intangible assets and internal-use software from acquisitions. As a result of purchase accounting rules, fair values were established for intangibles and internal-use software. The total fair value of these intangibles and internal-use software acquired from Various in 2007 was $182.5 million. Amortization of these intangibles and software are reflected in the statement of operations for periods beginning on December 7, 2007. The amortization periods vary from two to five years with the weighted average amortization period equaling approximately three years. We recognized amortization expense associated with these assets of $24.5 million, $35.5 million and $36.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. If we acquire other businesses which results in us owning additional intangible assets, the amortization of any acquired intangible assets could cause our depreciation and amortization expense to increase as a percentage of net revenue.

Depreciation and Other Amortization

Depreciation and other amortization is primarily depreciation expense on our computer equipment. We expect our depreciation and other amortization expenses to decrease due to purchases of new hardware and software associated with our growth plans increasing at a slower rate than our anticipated growth in net revenue.

Impairment of Goodwill and Other Intangible Assets

Impairment of goodwill and other intangible assets is recognized when we determine that the carrying value of goodwill and indefinite-lived intangible assets is greater than the fair value. We assess goodwill and other indefinite-lived intangibles at least annually, and more frequently when circumstances indicate that the carrying value may be impaired. We recorded goodwill impairment charges of $6.8 million in 2008 related to our internet segment and $2.8 million in 2008 related to our entertainment segment. In addition, we also recorded impairment charges related to our trademarks of $4.7 million, $4.0 million and $14.9 million in 2010, 2009 and 2008, respectively, related to our entertainment segment. We do not expect that there will be future impairment recorded to goodwill and intangible assets based on current information available. However, if future circumstances change and the fair values of goodwill or intangible assets is less than the current carrying value, additional impairment losses will be recognized.

Interest Expense, Net of Interest Income

Interest expense, net of interest income mainly represents interest expense recognized from the debt incurred in connection with the acquisition of Various and the New Financing and an increase in interest expense related to our debt incurred prior to the acquisition. Included in interest expense is amortization of note discounts due to certain warrants issued in connection with our 2005 Notes, 2006 Notes, First Lien Senior Secured Notes and Second

Lien Subordinated Secured Notes and amortization of a discount to record the fair value of the Subordinated Convertible Notes at the date of issuance. As the exchange of such notes was not accounted for as extinguishment (as described in “Note J — Long-Term Debt” in our consolidated financial statements included elsewhere in this prospectus), subsequent to our debt restructuring on October 27, 2010, interest expense continues to include such amortization together with amortization of original issue discount related to our New First Lien Notes and Cash Pay Second Lien Notes and amortization of discount to record the fair value of certain Non-Cash Pay Second Lien Notes at the date of issuance. We expect interest expense to decline after we become a public company because the proceeds from this offering are expected to be used to repay certain long-term notes as required by the terms of such notes.

Other Finance Expenses

Other finance expenses relates to charges incurred with our New Financing that was completed on October 27, 2010. These expenses were for third party fees related to the New First Lien Notes which were determined to be not substantially different from the outstanding First Lien Notes and Second Lien Notes they were exchanged for, and therefore not accounted for as an extinguishment of debt (See “Net Loss on Extinguishment and Modification of Debt” below).

Interest and Penalties Related to VAT Liability not Charged to Customers

Interest and penalties related to VAT not charged to customers are due to our failure to file VAT tax returns and pay VAT based on the applicable law of each country in the European Union. Commencing in 2003, the member states of the European Union implemented rules requiring the collection and payment of VAT on revenues generated by non-European Union businesses that provide electronic services that are purchased by end users within the European Union. We did not begin collecting VAT from our subscribers until July 2008. At December 31, 2010, the total amount of uncollected VAT payments was approximately $39.4 million. For more information regarding our potential VAT liability, see the section entitled “Business — Legal Proceedings.” The majority of the penalties assessed by the various tax jurisdictions related to the VAT liability were incurred prior to our purchase of Various and thus charged back to the sellers by an offset in the principal amount of the Subordinated Convertible Notes held by the sellers. The portion of interest incurred prior to the purchase of Various was also charged back to the sellers by an offset in the principal amount of the Subordinated Convertible Notes held by the sellers, and subsequently continues to be recorded on the unpaid amounts. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million. On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we were not subject to VAT, which resulted in an approximately $39.5 million reduction in the VAT liability. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether claims are VAT related or not) by reducing the original principal amount of the Subordinated Convertible Notes by the full value of the then-outstanding VAT liability. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow account established at the closing of the Various transaction. As of December 31, 2010, the total $10.0 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing) will be increased by the issuance of new Non-Cash Pay Second Lien Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. For more information regarding the reductions of the principal amount of Subordinated Convertible Notes as a result of our VAT liability, see the section entitled “ — Legal Proceedings.”

Net Loss on Extinguishment and Modification of Debt

In 2010, we refinanced substantially all of our existing debt into New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. As a result, we recorded a loss on extinguishment of $7.5 million for the year ended December 31, 2010. Such loss was determined by us reviewing each of our former lines of debt and determining if a substantial modification was made for each line. We determined that the New First Lien Notes and Cash Pay Second Lien Notes were substantially different than the outstanding principal amount of Senior Secured Notes for which they were exchanged, resulting in an extinguishment of the Senior Secured Notes. An extinguishment loss of $10.5 million was recorded for such exchange and for the Senior Secured Notes, First Lien Notes and Second Lien Notes redeemed for cash. Such loss includes payment of fees to lenders. We also determined that the Non-Cash Pay Second Lien Notes were substantially different than the non-convertible Subordinated Term Notes for which they were exchanged based on the conversion feature in the new notes, resulting in a gain on extinguishment of $3.0 million related to the excess of the carrying value of the Subordinated Term Notes over the fair value of the Non-Cash Pay Second Lien Notes for which they were exchanged. In 2009, the loss on modification of debt relates to our decision to eliminate the option to convert the Convertible Notes at our option into common stock and agreeing to set the principal amount at $156.0 million which was considered to result in an exchange of debt instruments with substantially different terms thereby requiring us to account for the modification like an extinguishment of the existing Convertible Notes and the creation of new Convertible Notes. This modification resulted in us recording a charge for the extinguishment of debt of approximately $7.2 million attributable to the excess of the fair value of the modified notes over the carrying value of the existing notes plus the $2.3 million present value of the $3.2 million of fees owed to the former owner of Various.

Foreign Exchange Gain/(Loss), Principally Related to VAT Liability not Charged to Customers

Foreign exchange gain or loss principally related to VAT liability not charged to customers is the result of the fluctuation in the U.S. dollar against foreign currencies. We record a gain when the dollar strengthens against foreign currencies and a loss when the dollar weakens against those currencies. Our primary exposure to foreign fluctuations is related to the liability related to VAT not charged to customers, the majority of which is denominated in Euros and, until June 2009 when the United Kingdom VAT liability was eliminated, British pounds.

Gain on Settlement of VAT Liability not Charged to Customers

Gain on settlement of liability related to VAT not charged to customers reflects our settlement of liabilities related to VAT not charged to customers owed at amounts less than what we had recorded. We have been able to settle with or pay in full certain tax jurisdictions on favorable terms, which resulted in the gain. However, we still have numerous tax jurisdictions remaining to be resolved that may result in our recording a gain or loss.

Gain on Elimination of Liability for United Kingdom VAT not Charged to Customers

Gain on elimination of liability for United Kingdom VAT not charged to customers reflects the elimination of liabilities related to VAT not charged to customers in the United Kingdom. This gain was due to the United Kingdom taxing authority notifying us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services.

Gain on Liability Related to Warrants

Gain on liability related to warrants reflects our warrants issued in conjunction with the August 2005 issuance of the Senior Secured Notes. We issued warrants to purchase 501,663 shares of our common stock (of which 476,573 are exercisable at $6.20 per share and 25,090 are exercisable at $10.25 per share). The warrants contain a provision that required a reduction of the exercise price if certain equity events occur. Under the provisions of authoritative guidance that became effective for us on January 1, 2009, such a reset provision no longer makes the warrants eligible for equity classification and as such, effective January 1, 2009, we classified these warrants as a liability at a fair value of $6.3 million with a corresponding increase of $1.6 million to accumulated deficit and a $4.8 million reduction to capital in excess of par value. The liability is measured at fair value with changes in fair value reflected in the statement of operations.

Our warrants are measured at fair value using a binomial options pricing model using valuation inputs which are based on internal assumptions (which are not readily observable) at December 31, 2009 and 2010, respectively, as follows: 1) dividend yield of 0% and 0%; 2) volatility of 54.7% and 43.3%; 3) risk free interest rate of 2.7% and 1.9%; and 4) expected life of 5.5 years and 4.75 years.

Other Non-Operating Expenses, Net

Other non-operating expenses in 2010 includes a $13 million charge related to a matter in arbitration (see Note Q to the consolidated financial statements) and other miscellaneous transactions not related to our primary operations.

Income Tax Benefit

At December 31, 2010, we had net operating loss carryforwards for federal income tax purposes of approximately $69.0 million available to offset future taxable income, which expire at various dates from 2024 through 2028. Our ability to utilize approximately $9.0 million of these carryforwards is limited due to changes in our ownership, as defined by federal tax regulations. In addition, utilization of the remainder of such carryforwards may be limited by the occurrence of certain further ownership changes, including changes as a result of this offering. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty. Our significant accounting policies are more fully described in Note B to our consolidated financial statements, included elsewhere in this prospectus. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment in making certain assumptions to be used in making such estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in our industry and information available from other outside sources as appropriate. Accounting policies that, in their application to our business, involve the greatest amount of subjectivity by way of management judgments and estimates are those relating to:

•	valuation of goodwill, identified intangibles and other long-lived assets, including business combinations; and

•	legal contingencies.

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, including Business Combinations

We test goodwill and intangible assets for impairment in accordance with authoritative guidance. We also test property, plant and equipment for impairment in accordance with authoritative guidance. We assess goodwill, and other indefinite-lived intangible assets at least annually, or more frequently when circumstances indicate that the carrying value may not be recoverable. Factors we consider important and which could trigger an impairment review include the following:

•	a significant decline in actual or projected revenue;

•	a significant decline in performance of certain acquired companies relative to our original projections;

•	an excess of our net book value over our market value;

•	a significant decline in our operating results relative to our operating forecasts;

•	a significant change in the manner of our use of acquired assets or the strategy for our overall business;

•	a significant decrease in the market value of an asset;

•	a shift in technology demands and development; and

•	a significant turnover in key management or other personnel.

When we determine that the carrying value of goodwill and indefinite-lived intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In the case of finite-lived amortizable intangible assets and other long-lived assets, this measurement is only performed if the projected undiscounted cash flows for the asset are less than its carrying value.

In 2010, 2009 and 2008, a trademark impairment loss of approximately $4.7 million, $4.0 million and $14.9 million, respectively, was recognized related to our entertainment segment. Such loss, which is included in impairment of other intangible assets in the 2010, 2009 and 2008 consolidated statement of operations, resulted due to the estimated fair value of certain trademarks being less than their carrying value. We had impairment charges related to goodwill of approximately $6.8 million in 2008 related to our internet segment and $2.8 million related to our entertainment segment in 2008. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects related to negative global economic conditions and increased competition.

We have acquired the stock or specific assets of certain companies from 2006 through 2007 some of which were considered to be business acquisitions. Under the purchase method of accounting then in effect, the cost, including transaction costs, were allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of identifiable net assets acquired was recorded as goodwill.

Intangible assets which resulted from the acquisition were recorded at estimated fair value at the date of acquisition. Identifiable intangible assets are comprised mainly of studio and service contracts, domain names, customer lists and a non-compete agreement. In addition, purchase accounting requires deferred revenue be restated to estimated cost incurred to service the liability in the future, plus a reasonable margin.

The judgments made in determining the estimated fair value of assets and liabilities acquired and the expected useful life assigned to each class of assets can significantly impact net income.

As with the annual testing described above, determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions.

In our impairment testing, our forecasts of future performance, the discount rates used in discounted cash flow analysis and comparable company comparisons are all subjective in nature and a change in one or more of the factors could have a material change in the results of such testing and our financial results.

Legal Contingencies

We are currently involved in certain legal proceedings, as discussed in the notes to our audited consolidated financial statements and under the section entitled “ — Legal Proceedings.” To the extent that a loss related to a contingency is probable and can reasonably be estimated, we accrue an estimate of that loss. Because of the uncertainties related to both the amount or range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary revise, our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

Segment Information

We divide our business into two reportable segments: internet, which consists of social networking, live interactive video and premium content websites; and entertainment, which consists of studio production and distribution, licensing and publishing. Certain corporate expenses are not allocated to segments. The following table presents our results of operations for the periods indicated for our reportable segments:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Net revenue
Internet	$321,605	$306,213	$306,129
Entertainment	24,392	21,479	24,888
Total	345,997	327,692	331,017
Cost of revenue
Internet	97,959	78,627	81,815
Entertainment	12,531	13,070	14,699
Total	110,490	91,697	96,514
Gross profit
Internet	223,646	227,586	224,314
Entertainment	11,861	8,409	10,189
Total	235,507	235,995	234,503
Income (loss) from operations
Internet	76,142	64,962	34,345
Entertainment	1,140	(439)	(17,748)
Unallocated corporate	(5,547)	(6,128)	(9,488)
Total	$71,735	$58,395	$7,109

Internet Segment Historical Operating Data

The following table presents certain key business metrics for our adult social networking websites, general audience social networking websites and live interactive video websites for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008
Adult Social Networking Websites
New members	38,216,689	22,461,322	20,738,807
Beginning subscribers	916,005	896,211	919,146
New subscribers(1)	1,771,837	1,776,916	1,935,533
Terminations	1,759,528	1,757,122	1,958,468
Ending subscribers	928,314	916,005	896,211
Conversion of members to subscribers	4.6%	7.9%	9.3%
Churn	16.0%	16.3%	17.8%
ARPU	$20.47	$20.73	$22.28
CPGA	$48.43	$47.24	$51.26
Average lifetime net revenue per subscriber	$79.45	$79.64	$74.22
Net revenue(2) (in millions)	$226.6	$225.4	$242.7

	Year Ended December 31,
	2010	2009	2008
General Audience Social Networking Websites
New members	8,985,965	8,994,757	11,221,993
Beginning subscribers	57,431	68,647	85,893
New subscribers(1)	114,709	116,608	174,290
Terminations	118,942	127,824	191,536
Ending subscribers	53,198	57,431	68,647
Conversion of members to subscribers	1.3%	1.3%	1.6%
Churn	17.3%	15.5%	18.6%
ARPU	$20.72	$18.05	$19.21
CPGA	$29.04	$41.61	$36.68
Average lifetime net revenue per subscriber	$91.02	$74.71	$66.70
Net revenue(2) (in millions)	$13.8	$13.7	$17.8
Live Interactive Video Websites
Total minutes	19,566,551	17,293,702	19,101,202
Average revenue per minute	$3.90	$3.49	$2.87
Net revenue(2) (in millions)	$76.3	$60.4	$54.9

(1)	New subscribers are subscribers who have paid subscription fees to one of our websites during the period indicated in the table but who were not subscribers in the immediately prior period. Members who previously were subscribers, but discontinued their subscriptions either by notifying us of their decisions to discontinue or allowing their subscriptions to lapse by failing to pay their subscription fees, are considered new subscribers when they become subscribers again at any point after their previous subscriptions ended. If a current subscriber to one of our websites becomes a subscriber to another one of our websites, such new subscription would also be counted as a new subscriber since such subscriber would be paying the full subscription fee for each subscription.

(2)	Net revenue for the year ended December 31, 2008 includes the adding back of $19.2 million due to a non-recurring purchase accounting adjustment that required deferred revenue at the date of acquisition of Various to be recorded at fair value. To provide meaningful comparisons between the years shown, management believes that the historical results of Various are reflective of our future results.

The table above includes the average lifetime net revenue per subscriber and the number of subscribers for the periods shown. While we monitor many statistics in the overall management of our business, we believe that average lifetime net revenue per subscriber and the number of subscribers are particularly helpful metrics for gaining a meaningful understanding of our business as they provide an indication of total revenue and profit generated from of our base of subscribers inclusive of affiliate commissions and advertising costs required to generate new subscriptions.

While we monitor trends in visitors, conversion rates of visitors to subscribers or visitors to paid users does not provide a meaningful understanding of our business. Our raw data of visitors is subject to duplicate entries from visitors using multiple user names and e-mail addresses or accessing our websites as a member on one website and as a subscriber on another website. We use statistically significant samples and measurements of visitor data that allow our management to make evaluations based on such data.

There is the possibility that a new subscriber reflected on the table above was either a discontinued or lapsed prior subscriber or is also a current subscriber on a different FriendFinder website. We do not identify which subscribers are discontinued or lapsed subscribers or which subscribers are existing subscribers on a different FriendFinder website. Furthermore, a subscriber may come to one of our websites using multiple user names, e-mail addresses or credit cards, and consequently might be double counted. We do not quantify the number of new subscribers attributable to the sources listed above because we believe our current method provides the most relevant measurement of our business.

With respect to our live interactive video websites, our goal is to maximize the number of minutes purchased and the revenue from those purchased minutes. Paid users are a subset of our members, and may also be subscribers, who purchase products or services on a pay-by-usage basis on our live interactive video websites. The number of paid users is less important than the number and cost of the minutes purchased. Thus, we monitor the revenue from paid users, the number of minutes purchased in any period and the average value of the minutes purchased, all of which are presented in the table above.

Our results of operations related to our adult and general audience websites, as distinguished from the live interactive video websites discussed above, reflects the interaction of the conversion of members to subscribers, the churn of subscribers, and the average value of purchased products and services. A negative movement in any one of these items may be offset by a positive movement in another. For more information see the sections entitled “— Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009,” and “— Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008.”

Results of Operations

Segments and Periods Presented

We operate in two segments, internet and entertainment. Our strategy is largely focused on the expansion of our internet segment. As a result, we expect our entertainment segment to become a decreasing percentage of our total net revenues. We expect our entertainment segment to continue to account for less than 10.0% and 5.0% of our net revenue and gross profit, respectively, for the next five years.

Our entertainment segment has higher fixed and variable costs associated with the business resulting in historically lower gross profit margins than our internet segment. We expect gross profit margins in our entertainment segment to continue to vary but remain within its historical range. We expect the internet gross profit percentage in future years to be consistent with the gross profit percentage in 2010.

We have provided a discussion of our results of operations on a consolidated basis and have also provided certain detailed discussions for each of our segments. In order to provide a meaningful discussion of our ongoing business, we have provided a discussion of the following:

•	our consolidated results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009;

•	our consolidated results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.

•	an analysis of internet segment operating data which are key to an understanding of our operating results and strategies for the year ended December 31, 2010 as compared to the year ended December 31, 2009, and for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

The following table presents our historical operating results as a percentage of our net revenue for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	31.9	28.0	29.2
Gross profit	68.1	72.0	70.8
Operating expenses:
Product development	3.7	4.1	4.4
Selling and marketing	10.8	13.1	17.9
General and administrative	23.1	23.5	26.7
Amortization of acquired intangibles and software	7.1	10.8	11.0
Depreciation and other amortization	1.3	1.5	1.3
Impairment of goodwill	—	—	2.9
Impairment of other intangible assets	1.4	1.2	4.5
Total operating expenses	47.4	54.2	68.7

	Year Ended December 31,
	2010	2009	2008
Income from operations	20.7	17.8	2.1
Interest expense, net of interest income	(25.6)	(28.1)	(24.3)
Other finance expenses	(1.3)	—	—
Interest and penalty related to VAT liability not charged to customers	(0.7)	(1.3)	(2.5)
Net loss on extinguishment and modification of debt	(2.1)	(2.2)	—
Foreign exchange (gain) loss principally related to VAT liability not charged to customers	0.2	(1.7)	4.6
Gain on elimination of liability for United Kingdom VAT not charged to customers	—	0.5	—
Gain on settlement of liability related to VAT not charged to customers	—	0.1	0.8
Gain on liability related to warrants	0.0	0.8	—
Other non-operating expense net	(3.8)	(0.1)	(0.1)
Loss before income tax benefit	(12.6)	(14.2)	(19.4)
Income tax benefit	0.1	1.6	5.5
Net loss	(12.5)%	(12.6)%	(13.9)%

Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009

Net Revenue. Net revenue for the years ended December 31, 2010 and 2009 was $346.0 million and $327.7 million, respectively, representing an increase of $18.3 million or 5.6%. Internet revenue for the years ended December 31, 2010 and 2009 was $321.6 million and $306.2 million, respectively, representing an increase of $15.4 million or 5.0%. Entertainment revenue for the years ended December 31, 2010 and 2009 was $24.4 million and $21.5 million, respectively, representing an increase of $2.9 million or 13.5%.

The increase in internet revenue was primarily attributable to an increase in our live interactive video websites of $15.9 million, or 26.3%, due to more effective marketing campaigns. In addition, we had an increase in our social networking websites revenue of $0.6 million, or 0.3% due to more effective marketing campaigns and increased features available on our websites. Negative global economic conditions (including, but not limited to, an increase in credit card companies denying transactions) affected the extent of our increases. Furthermore, we had a decrease in revenue for our premium content websites of $1.1 million, or 18.9%, due mainly to a decrease in traffic and negative global economic conditions.

Internet revenue for the year ended December 31, 2010 was comprised of 74.8% relating to our social networking websites, 23.7% relating to our live interactive video websites and 1.5% relating to our premium content websites, as compared to 78.3% for our social networking websites, 19.7% for our live interactive video websites and 2.0% for our premium content websites for the same period in 2009.

Entertainment revenue for the year ended December 31, 2010 was $24.4 million as compared to $21.5 million for the year ended December 31, 2009, representing an increase of $2.9 million or 13.5%.

Entertainment revenue for the year ended December 31, 2010 was comprised of 44.7% relating to magazine publishing, 44.6% relating to broadcasting and 10.7% relating to licensing, as compared to 56.9% for magazine publishing, 30.0% for broadcasting and 13.1% for licensing for the same period in 2009.

The increase in entertainment revenue was primarily due to an increase in our video entertainment revenue of $4.5 million due mainly to our recognition of a $3.3 million prepayment due to one of our exclusive agents prematurely terminating a broadcast contract. We also had an increase in our entertainment revenue of $1.2 million due to entering into new video contracts. The above increase was offset by a decrease in publication revenue of $1.3 million as a result of a decline in the number of magazines sold from 4.3 million to 3.5 million issues, as well as a $0.2 million decrease in our licensing revenue.

Cost of Revenue. Cost of revenue for the years ended December 31, 2010 and 2009 was $110.5 million and $91.7 million, respectively, representing an increase of $18.8 million or 20.5%. The increase in cost of revenue was primarily attributable to an increase in affiliate commission expense of $14.5 million, from $56.7 million for the year ended December 31, 2009 to $71.2 million for the same period in 2010. The increase was mainly due to affiliates switching from a revenue share basis to a pay-per-order basis, as well as an increase in the live interactive video websites activity. The increase in cost of revenue was also due to an increase in our studio and model payouts of $5.9 million as a result of increased revenue for our live interactive video websites and a change in the way we compensate our studios and models. Included in 2009 was a $2.0 million refund related to affiliate commissions, as well as a $2.0 million reduction for affiliates that didn’t comply with certain contractual requirements of our affiliate agreement. There were no such refunds or reductions for the same period in 2010. The above increases were offset by a decrease in publishing costs of $1.9 million that was related to the decrease in publishing revenue discussed previously. We also had a decrease in our premium content costs of $0.9 million due to the decrease in premium content revenue discussed previously.

Operating Expenses.

Product Development. Product development expense for the years ended December 31, 2010 and 2009 was $12.8 million and $13.5 million, respectively, representing a decrease of $0.7 million or 5.2%. The primary reason for the decrease in product development expense was due to a decrease in headcount as we reallocated technology resources.

Selling and Marketing. Selling and marketing expense for the years ended December 31, 2010 and 2009 was $37.3 million and $42.9 million, respectively, representing a decrease of $5.6 million or 13.1%. The decrease in selling and marketing expense was primarily due to a $4.5 million decrease in our ad buy expenses for our internet segment over the period, from $36.1 million for the year ended December 31, 2009 to $31.6 million for the same period in 2010. The largest single sales and marketing expense item is our ad buy expense, the cost of purchasing key word searches from major search engines. The decrease was also due to a $0.9 million reduction in general advertising expenses as well as a $0.2 million reduction in salaries and benefits as a result of lower headcount.

General and Administrative. General and administrative expense for the years ended December 31, 2010 and 2009 was $79.9 million and $76.9 million, respectively, representing an increase of $3.0 million or 3.9%. The increase in general and administrative expense is primarily due to a $3.5 million increase in merchant processing expenses due to higher costs to process our transactions. There was also an increase of $2.0 million in our general corporate expenses. The above increase was offset by a decrease in legal expense of $1.4 million primarily attributable to significantly less usage of legal firms in the year ended December 31, 2010 as compared to the same period in the prior year. In the year ended December 31, 2009, we also had a $2.7 million reimbursement related to a prior lawsuit in which the sellers of Various repaid a portion of the settlement payment and litigation expenses to us pursuant to the acquisition agreement for Various. There was no such reimbursement for the same period in 2010. There was also a decrease of $1.1 million in our internet expenses due to a reduction in cost for services.

Amortization of Acquired Intangibles and Software. Amortization of acquired intangibles and software for the years ended December 31, 2010 and 2009 was $24.5 million and $35.5 million, respectively. The decrease was primarily due to a portion of the acquired intangibles becoming fully amortized during 2010. We have had no significant acquisitions since we acquired Various, Inc. on December 6, 2007.

Depreciation and Other Amortization. Depreciation and other amortization expense for the years ended December 31, 2010 and 2009 was $4.7 million and $4.9 million, respectively, representing a decrease of $0.2 million or 4.1%. The decrease in depreciation and other amortization is primarily related to certain assets becoming fully depreciated, offset by the purchase of additional fixed assets.

Impairment of Other Intangible Assets. Impairment of other intangible assets for the years ended December 31, 2010 and 2009 was $4.7 million and $4.0 million, respectively, representing an increase of $0.7 million or 17.5%. The losses for 2010 and 2009 were attributable to the entertainment segment and due to the estimated fair value of trademarks being less than their carrying value.

Interest Expense, Net of Interest Income. Interest expense for the years ended December 31, 2010 and 2009 was $88.5 million and $92.1 million, respectively, representing a decrease of $3.6 million or 3.9%. The decrease was due mainly to debt payments during the year ended December 31, 2010. The above decrease was offset by additional original issue discount, or OID, amortization on our first lien debt from excess cash flow payments and an increase in our Subordinated Convertible Notes of $38.0 million due to the elimination of the United Kingdom VAT liability in 2009 described below.

Other Finance Expenses. Other finance expenses for the year ended December 31, 2010 were due to debt restructuring costs of $4.6 million related to our New Financing that was completed in October 2010. We expensed the third party fees related to the New First Lien Notes which were determined to be not substantially different from the First Lien Notes and Second Lien Notes for what they were exchanged, and therefore they are not accounted for as extinguished debt (See “Net Loss on Extinguishment and Modification of Debt” below). We had no such comparable costs in the same period for 2009.

Interest and Penalties Related to VAT Liability not Charged to Customers. Effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union countries. A provision and related liability have been recorded for interest and penalties related to VAT not charged to customers and failure to file tax returns based on the applicable law of each relevant country in the European Union.

Interest and penalties related to VAT liability not charged to customers for the year ended December 31, 2010 was $2.3 million as compared to $4.2 million for the year ended December 31, 2009. The decrease in interest and penalties related to VAT not charged to customers is due to VAT settlements with numerous countries. We continue to record interest expense in the applicable unsettled European Union countries in which we have an estimated $39.4 million of unremitted VAT liability.

Net Loss on Extinguishment and Modification of Debt. Loss on extinguishment and modification of debt for the year ended December 31, 2010 was $7.5 million as compared to a loss of $7.2 million for the year ended December 31, 2009. In 2010, the Company refinanced substantially all of its existing debt into New First Lien, Cash Pay Second Lien and Non-Cash Pay Second Lien Notes. The Company determined that the New First Lien Notes and Cash Pay Second Lien Notes were substantially different than the outstanding principal amount of Senior Secured Notes for which they were exchanged, resulting in an extinguishment of the Senior Secured Notes. An extinguishment loss of $10.5 million was recorded for such exchange and for the Senior Secured Notes, First Lien Notes and Second Lien Notes redeemed for cash. Such loss includes payment of fees to lenders. The above was offset by the determination that the Non-Cash Pay Second Lien Notes were substantially different than the non-convertible Subordinated Term Notes for which they were exchanged based on the conversion feature in the new notes, resulting in a gain on extinguishment of $3.0 million related to the excess of the carrying value of the Subordinated Term Notes over the fair value of the Non-Cash Pay Second Lien Notes for which they were exchanged.

In 2009, the loss related to the elimination of the Company’s option to convert the INI Seller Subordinated Notes (the “INI Seller Subordinated Notes”) into common stock and was attributable to the excess of the fair value of the modified notes over the carrying value of the existing notes. In addition, the loss includes the $2.3 million present value of fees to the former owners of Various aggregating $3.2 million to be paid during the period from December 2010 to the first quarter of 2013.

Foreign Exchange Gain/(Loss) Principally Related to VAT Liability not Charged to Customers. Foreign exchange gain principally related to VAT not charged to customers for the year ended December 31, 2010 was $0.6 million as compared to a loss of $5.5 million for the year ended December 31, 2009. The gain for the year ended December 31, 2010 is primarily related to the decrease in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros due to the strengthening of the U.S. dollar. The loss for the year ended December 31, 2009 is primarily related to the weakening of the U.S. dollar against the Euro and British Pound.

Gain on Elimination of Liability for United Kingdom VAT not Charged to Customers. Gain on elimination of liability for United Kingdom VAT not charged to customers for the year ended December 31, 2009 was $1.6 million. This gain was due to the United Kingdom taxing authority notifying us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services.

Gain on Settlement of Liability Related to VAT not Charged to Customers. Gain on settlement of liability related to VAT not charged to customers for the year ended December 31, 2009 was $0.2 million. The gain was due to

VAT settlements with foreign countries in which we had recorded more liability than the actual settlement. There were no gains related to VAT liability not charged to customers in the same period for 2010.

Gain on Liability Related to Warrants. Gain on liability related to warrants for the year ended December 31, 2010 was $38,000 as compared to a gain of $2.7 million for the same period in 2009. For the year ended December 31, 2010 and 2009, the liability related to the 501,663 warrants issued in August 2005 was established as a result of new authoritative guidance becoming effective for us as of January 1, 2009. For further information, see “Note K — Liability Related to Warrants” in our consolidated financial statements included elsewhere in this prospectus.

Other Non-operating Expense, Net. Other non-operating expense for the year ended December 31, 2010 was $13.2 million as compared to $0.4 million for the same period in 2009. The expense in 2010 was primarily due to a $13.0 million charge related to our lawsuit with Broadstream Capital Partners, Inc. or Broadstream. The Company entered into an agreement in 2009 to postpone litigation and paid an aggregate of $3.0 million to Broadstream during 2009 and 2010. The agreement provided that if Broadstream elected to choose arbitration as a means of resolving the dispute, the arbitration award range to Broadstream would be at least $10.0 million but would not exceed $47.0 million. In December 2010, Broadstream elected arbitration. The Company believes it has meritorious defenses and will not be required to pay in excess of $10.0 million. The remainder of the other expense in 2010 and 2009, respectively, was due mainly to miscellaneous gains and losses.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2010 was $0.5 million as compared to a benefit of $5.3 million for the same period in 2009. The difference was due to a larger amount of net operating loss for which no tax benefit was recognized in 2010 due to an increase in the valuation allowance against deferred tax assets. The 2009 tax benefit was reduced by a write-off of a deferred tax asset.

Net Loss. Net loss for the years ended December 31, 2010 and 2009 was $43.2 million and $41.2 million, representing an increase of $2.0 million or 4.9%. The larger loss in 2010 was primarily due to an increase of $13.3 million from operations offset by a net increase of $10.5 million in non-operating expenses and a $4.8 million decrease in tax benefit.

Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008

Net Revenue. Net revenue for the years ended December 31, 2009 and 2008 was $327.7 million and $331.0 million, respectively, representing a decrease of $3.3 million or 1.0% due to the performance of our internet segment. Internet revenue for the years ended December 31, 2009 and 2008 remained constant at $306.2 million and $306.1 million, respectively, Entertainment revenue for the years ended December 31, 2009 and 2008 was $21.5 million and $24.9 million, respectively, representing a decrease of $3.4 million or 13.7%. Included above for the year ended December 31, 2008 was a reduction to Internet net revenue of $19.2 million due to a purchase accounting adjustment that required the deferred revenue to be recorded at fair value as of the day of acquisition of Various in 2007. There was no impact of purchase accounting adjustments on internet or entertainment revenue in 2009.

Without the effect of the purchase accounting adjustment, internet revenue would have been $325.3 million for the year ended December 31, 2008 as compared to $306.2 million for the year ended December 31, 2009, representing a decrease of $19.1 million or 5.9%. The decrease in revenue adjusted for purchase accounting was primarily attributable to a decrease in our social networking websites of $23.1 million, or 8.8%, due to negative global economic conditions (including, but not limited to, an increase in credit card companies denying transactions) which caused a decrease in our conversions from free members to paying subscribers. We also substantially decreased our sales and marketing expense, principally in advertising, which had a negative impact in revenue. Furthermore, we had a decrease in revenue for our premium content websites of $1.6 million, or 20.9%, due mainly to a decrease in traffic and negative global economic conditions. Those decreases were offset by an increase in revenue adjusted for purchase accounting of $5.6 million or 10.2% in our live interactive video websites due to more effective marketing campaigns.

Internet revenue for the year ended December 31, 2009 was comprised of 78.3% relating to our social networking websites, 19.7% relating to our live interactive video websites and 2.0% relating to our premium content websites, as compared to internet revenue of 80.8% for our social networking websites, 16.9% for our live interactive video websites and 2.3% for our premium content websites for the same period in 2008 adjusted for the purchase accounting adjustment.

Entertainment revenue for the year ended December 31, 2009 was $21.5 million as compared to $24.9 million for the year ended December 31, 2008, representing a decrease of $3.4 million or 13.7%. This decrease can be primarily attributed to a decline in publication revenue of $3.4 million as a result of a decline in the number of magazines sold from 6.0 million to 4.3 million issues, as well as a $0.4 million decrease in licensing revenues. The above decreases were offset by a $0.4 million increase resulting from entering into new video contracts.

Entertainment revenue for the year ended December 31, 2009 was comprised of 56.9% relating to magazine publishing, 30.0% relating to broadcasting and 13.1% relating to licensing.

The following table presents the purchase accounting related adjustments to revenue:

	Year Ended December 31,
($in millions)	2009	2008
Net revenue	$327.7	$331.0
Purchase accounting adjustment	—	19.2
Adjusted revenue	$327.7	$350.2
Internet revenue	$306.2	$306.1
Purchase accounting adjustment	—	19.2
Adjusted net internet revenue	306.2	325.3
Entertainment revenue	21.5	24.9
Total adjusted revenue	$327.7	$350.2

Cost of Revenue. Cost of revenue for the year ended December 31, 2009 and 2008 was $91.7 million and $96.5 million, respectively, representing a decrease of $4.8 million or 5.0%. The decrease in cost of revenue was primarily attributable to a reduction in affiliate commission expense of $5.6 million, from $62.3 million for the year ended December 31, 2008 to $56.7 million for the same period in 2009. This decrease was mainly due to a decline in net internet revenue adjusted for purchase accounting attributable to marketing affiliates offset partially by a small increase in the rate at which we compensate our marketing affiliates. Included in the decrease was a $2.0 million refund related to affiliate commissions and a $2.0 million cumulative reduction for affiliates that did not comply with certain contractual requirements of our affiliate agreement.

Operating Expenses

Product Development. Product development expense for the year ended December 31, 2009 and 2008 was $13.5 million and $14.6 million, respectively, representing a decrease of $1.1 million or 7.5%. The primary reason for the decrease in product development expense was due to a decrease in headcount as we reallocated technology resources.

Selling and Marketing. Selling and marketing expense for the year ended December 31, 2009 and 2008 was $42.9 million and $59.3 million, respectively, representing a decrease of $16.4 million or 27.7%. The decrease in selling and marketing expense is primarily attributable to a $15.8 million decrease in our ad buy expenses for our internet segment over the period, from $51.9 million for the year ended December 31, 2008 to $36.1 million for the same period in 2009.

General and Administrative. General and administrative expense for the year ended December 31, 2009 and 2008 was $76.9 million and $88.3 million, respectively, representing a decrease of $11.4 million or 12.9%. The decrease in general and administrative expense is primarily due to a $6.5 million decrease in legal fees. The decrease in legal expense was primarily attributable to a $2.7 million reimbursement related to a prior lawsuit in which the Sellers repaid a portion of the settlement payment and litigation expenses to us pursuant to the acquisition agreement for Various. The decrease in general and administrative expense was also due to a decrease in temporary help expenses of $1.4 million and in consulting and professional fees of $2.7 million due to the majority of integration work being completed by March 31, 2008; and a $2.5 million decrease in other corporate expenses. The decreases were offset by a $2.6 million increase in our salaries, wages and benefits to help enhance our corporate infrastructure.

Amortization of Acquired Intangibles and Software. Amortization of acquired intangibles and software for the year ended December 31, 2009 and 2008 was $35.5 million and $36.3 million, respectively. The decrease relates to some of the acquired intangibles becoming fully amortized during 2009. We have had no significant acquisitions during 2009 and 2008.

Depreciation and Other Amortization. Depreciation and other amortization expense for the year ended December 31, 2009 and 2008 was $4.9 million and $4.5 million, respectively, representing an increase of $0.4 million or 8.9%. The increase in depreciation and other amortization is primarily related to the purchase of additional fixed assets.

Impairment of Goodwill and Other Intangible Assets. Impairment of goodwill and other intangible assets for the years ended December 31, 2009 and 2008 was $4.0 million and $14.9 million, respectively, representing a decrease of $10.9 million or 73.2%. The losses for 2009 and 2008 were attributable to the entertainment segment and due to the estimated fair value of trademarks being less than their carrying value.

Other Income (Expense)

Interest Expense, Net of Interest Income. Interest expense for the year ended December 31, 2009 and 2008 was $92.1 million and $80.5 million, respectively, representing an increase of $11.6 million or 14.4%. The increase was due mainly to additional original issue discount, or OID, amortization on our first lien debt from excess cash flow payments and an increase in our Subordinated Convertible Notes of $38.0 million due to the elimination of the United Kingdom VAT liability described below. Those increases were offset by debt payments during the year ended December 31, 2009.

Interest and Penalties Related to VAT Liability not Charged to Customers. Effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union countries. A provision and related liability have been recorded for interest and penalties related to VAT not charged to customers and failure to file tax returns based on the applicable law of each relevant country in the European Union.

Interest and penalties related to VAT not charged to customers for the year ended December 31, 2009 was $4.2 million as compared to $8.4 million for the year ended December 31, 2008. The decrease in interest and penalties related to VAT not charged to customers is due to VAT settlements with numerous countries. We continue to record interest expense in the applicable unsettled European Union countries in which we have an estimated $43.1 million of unremitted VAT liability.

Net Loss on Extinguishment and Modification of Debt. Loss on extinguishment and modification of debt was $7.2 million for the year ended December 31, 2009. The debt modification was to eliminate the Company’s option to convert the INI Seller Subordinated Notes into common stock and was attributable to the excess of the fair value of the modified notes over the carrying value of the existing notes. In addition, the Company will pay fees to the previous owners of Various aggregating $3.2 million during the period from December 31, 2010 to the first quarter of 2013, of which the Company expensed the $2.3 million present value of the $3.2 million. There was no modification of debt in 2008.

Foreign Exchange Gain/(Loss) Principally Related to VAT Liability not Charged to Customers. Foreign exchange loss on VAT not charged to customers for the year ended December 31, 2009 was $5.5 million as compared to a gain of $15.2 million for the year ended December 31, 2008. The loss for the year ended December 31, 2009 is primarily related to the increase in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and, until June 2009 when the United Kingdom VAT liability was eliminated, British Pounds due to the weakening of the U.S. dollar against these currencies.

Gain on Elimination of Liability for United Kingdom VAT not Charged to Customers. Gain on elimination of liability for United Kingdom VAT not charged to customers for the year ended December 31, 2009 was $1.6 million. This gain was due to the United Kingdom taxing authority notifying us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services. There were no gains for the same period in 2008, since we discovered our VAT liability in July 2008 and subsequently began settlement conversations with the United Kingdom.

Gain on Settlement of Liability Related to VAT not Charged to Customers. Gain on settlement of liability related to VAT not charged to customers for the year ended December 31, 2009 was $0.2 million as compared to $2.7 million for the same period in 2008. The gains were due to VAT settlements with foreign countries in which we had recorded more liability than the actual settlement.

Gain on Liability Related to Warrants. Gain on liability related to warrants for the year ended December 31, 2009 was $2.7 million. There was no gain or loss for the year ended December 31, 2008 as the liability related to the 501,666 warrants issued in August 2005 was established as a result of new authoritative guidance becoming effective for us as of January 1, 2009. For further information, see “Note K — Liabilities Related to Warrants” in our unaudited condensed consolidated financial statements and related notes for the years ended December 31, 2009 and 2008 included elsewhere in this prospectus.

Other Non-operating Expenses, Net. Other non-operating expenses for the year ended December 31, 2009 was $0.4 million as compared to income of $0.2 million for the same period in 2008. The other income and expense in 2008 and 2009, respectively, were due mainly to miscellaneous gains and losses.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2009 and 2008 was $5.3 million and $18.2 million, respectively. The decrease was mainly due to the smaller loss before income tax benefit in 2009 and additional discrete items mainly related to the United Kingdom VAT liability elimination in 2009 as compared to 2008.

Net Loss. Net loss for the year ended December 31, 2009 and 2008 was $41.2 million and $46.0 million, representing a decrease of $4.8 million or 10.4%. The decrease was due to the factors listed above.

Internet Segment Historical Operating Data for the Year Ended December 31, 2010 as Compared to the Year Ended December 31, 2009

Adult Social Networking Websites

Subscribers. Subscribers for the year ended December 31, 2010 were 928,314 as compared to 916,005 for the year ended December 31, 2009, representing an increase of 12,309 or 1.3%. The increase was driven by the decrease in subscriber churn for our adult social networking websites from 16.3% for the year ended December 31, 2009 to 16.0% for the year ended December 31, 2010. Churn is influenced by a combination of factors including the perceived value of the content and quality of the user experience.

Churn. Churn for the year ended December 31, 2010 was 16.0% as compared to 16.3% for the year ended December 31, 2009, representing a decrease of 30 basis points, or a 2.0% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber. ARPU for the year ended December 31, 2010 was $20.47 as compared to $20.73 for the year ended December 31, 2009, representing a decrease of $0.26. The numbers declined due to a proportionally larger increase in the average number of subscribers compared to revenue.

Cost Per Gross Addition. CPGA for the year ended December 31, 2010 was $48.43 as compared to $47.24 for the year ended December 31, 2009, representing an increase of $1.19 or 2.5%. The increase was primarily driven by an increase in our affiliate expense on our adult social networking websites from $51.8 million in the year ended December 31, 2009 to $59.3 million in the year ended December 31, 2010 driven by affiliates switching to upfront payment plans.

Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2010 was $79.45 as compared to $79.64 for the year ended December 31, 2009, representing a decrease of $0.19 or 0.2%. The decrease was driven by an increase in the CPGA from $47.24 for the year ended December 31, 2009 to $48.43 for the year ended December 31, 2010.

General Audience Social Networking Websites

Subscribers. Subscribers for the year ended December 31, 2010 were 53,198 as compared to 57,431 for the year ended December 31, 2009, representing a decrease of 4,233 or 7.4%. The decrease was driven by the increase in new subscribers churn for our general audience social networking websites from 15.5% for the year ended December 31, 2009 to 17.3% for the year ended December 31, 2010.

Churn. Churn for the year ended December 31, 2010 was 17.3% as compared to 15.5% for the year ended December 31, 2009, representing an increase of 170 basis points, or 11.2%. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber. ARPU for the year ended December 31, 2010 was $20.72 as compared to $18.05 for the year ended December 31, 2009, representing an increase of $2.67 or 14.8%. The primary reason for the increase is the decrease in general audience subscribers coupled with an increase in general audience revenue from $13.7 million for the year ended December 31, 2009 to $13.8 million for the year ended December 31, 2010.

Cost Per Gross Addition. CPGA for the year ended December 31, 2010 was $29.04 as compared to $41.61 for the year ended December 31, 2009, representing a decrease of $12.57 or 30.2%. The decrease was primarily driven by significant reduction in our ad buy expense from $1.5 million for the year ended December 31, 2009 to $0.6 million and for the year ended December 31, 2010.

Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2010 was $91.02 as compared to $74.71 for the year ended December 31, 2009, representing an increase of $16.31 or 21.8%. The increase was driven by the increase in ARPU and the significant decrease in CPGA described above.

Live Interactive Video Websites

Average Revenue Per Minute. Average Revenue Per Minute for the year ended December 31, 2010 was $3.90 as compared to $3.49 for the year ended December 31, 2009, representing an increase of $0.41, or 11.7%. The primary reason for the increase is that the higher value paid users continued to buy our products and services while lower value paid users curtailed spending on the site as a result of the general economic slowdown.

Total Purchased Minutes. Total purchased minutes for the year ended December 31, 2010 were 19.6 million as compared to 17.3 million for the year ended December 31, 2009, representing an increase of $2.3 million or 13.3%. The primary reason for the increase in purchased minutes was the improvement in our technology and product offering with the expansion of high definition video and improvement in lag times.

Internet Segment Historical Operating Data for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008

Adult Social Networking Websites

Subscribers. Subscribers for the year ended December 31, 2009 were 916,005 as compared to 896,211 for the year ended December 31, 2008, representing an increase of 19,794 or 2.2%. The increase was driven by the decrease in subscriber churn for our adult social networking websites from 2.0 million for the year ended December 31, 2008 to 1.8 million for the year ended December 31, 2009, which was partially offset by a decrease in new subscribers from 1.9 million for the year ended December 31, 2008 to 1.8 million for the year ended December 31, 2009. New subscribers result from marketing activities that drive visitors to our websites, encouraging visitors to become registrants, providing limited services to members and the up-selling of special features including premium content. Churn is influenced by a combination of factors including the perceived value of the content and quality of the user experience.

Churn. Churn for the year ended December 31, 2009 was 16.3% as compared to 17.8% for the year ended December 31, 2008, representing a decrease of 150 basis points, or a 8.0% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber. ARPU for the year ended December 31, 2009 was $20.73 as compared to $22.28 for the year ended December 31, 2008, representing a decrease of $1.55, or 7.0%. The primary reason for the decrease was the reduction in net revenue during this period as compared to a increase in the number of subscribers over the same period. For more information regarding our 2008 revenue, adjusted for purchase accounting, see the sections entitled “Prospectus Summary — Certain Non-Financial Operating Data” and “ — Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008.”

Cost Per Gross Addition. CPGA for the year ended December 31, 2009 was $47.24 as compared to $51.26 for the year ended December 31, 2008, representing a decrease of $4.02 or 7.8%. The decrease was driven by a decrease in our affiliate commission expense from $53.6 million for the year ended December 31, 2008 to $51.8 million for the year ended December 31, 2009 and a decrease in our ad buy expense from $45.8 million for the year ended December 31, 2008 to $32.2 million for the year ended December 31, 2009.

Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2009 was $79.64 as compared to $74.22 for the year ended December 31, 2008, representing an increase of $5.42 or 7.3%. The increase was driven by a decrease in churn from 17.8% for the year ended December 31, 2008 to 16.3% for the year ended December 31, 2009.

General Audience Social Networking Websites

Subscribers. Subscribers for the year ended December 31, 2009 were 57,431 as compared to 68,647 for the year ended December 31, 2008, representing a decrease of 11,216 or 16.3%. The decline was driven by the decrease in new subscribers to our general audience social networking websites from 174,290 for the year ended December 31, 2008 to 116,608 for the year ended December 31, 2009, which was partially offset by a decrease in terminations of existing subscribers from 191,536 for the year ended December 31, 2008 to 127,824 for the year ended December 31, 2009.

Churn. Churn for the year ended December 31, 2009 is 15.5% as compared to 18.6% for the year ended December 31, 2008, representing a decrease of 310 basis points, or a 16.5% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber. ARPU for the year ended December 31, 2009 was $18.05 as compared to $19.21 for the year ended December 31, 2008, representing a decrease of $1.16 or 6.0%. The primary reason for the decrease is the decrease in general audience social networking subscribers from 174,290 for the year ended December 31, 2008 to 116,608 for the year ended December 31, 2009, which was partially offset by a decrease in terminations of existing subscribers from 191,536 for the year ended December 31, 2008 to 127,824 for the year ended December 31, 2009. For more information regarding our 2008 revenue adjusted for purchase accounting, see the sections entitled “Prospectus Summary — Certain Non-Financial Operating Data” and “— Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008.”

Cost Per Gross Addition. CPGA for the year ended December 31, 2009 was $41.61 as compared to $36.68 for the year ended December 31, 2008, representing an increase of $4.93 or 13.4%. The increase was primarily driven by a decrease in new subscribers on our general audience social networking websites from 174,290 for the year ended December 31, 2008 to 116,608 for the year ended December 31, 2009, which was partially offset by a decrease in ad buy expense from $2.6 million for the year ended December 31, 2008 to $1.5 million for the year ended December 31, 2009.

Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2009 was $74.71 as compared to $66.70 for the year ended December 31, 2008, representing an increase of $8.01 or 12.0%. The increase was caused by a decrease in churn from 18.6% for the year ended December 31, 2008 to 15.5% for the year ended December 31, 2009.

Live Interactive Video Websites

Average Revenue Per Minute. Average Revenue Per Minute for the year ended December 31, 2009 was $3.49 as compared to $2.87 for the year ended December 31, 2008, representing an increase of $0.62 or 21.6%. The primary reason for the increase was the increase in live interactive video websites revenue adjusted for purchase accounting from $54.9 million for the year ended December 31, 2008 to $60.4 million for the year ended December 31, 2009. For more information regarding our 2008 revenue adjusted for purchase accounting, see the sections entitled “Prospectus Summary — Certain Non-Financial Operating Data” and “ — Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008.” The live interactive video websites are in large part a pay-by-usage service subject to the highly discretionary decisions of our users. As such, the decline in both revenues and number of minutes is in large part a result of the general economic slowdown.

Total Purchased Minutes. Total purchased minutes for the year ended December 31, 2009 were 17.3 million as compared to 19.1 million for the year ended December 31, 2008, representing a decrease of $1.8 million or 9.5%. The primary reason for the decrease was the condition of the overall economy.

Liquidity and Capital Resources

As of December 31, 2010 and December 31, 2009, we had cash of $42.0 million and $28.9 million, including restricted cash of $7.3 million and $6.3 million, respectively. We generate our cash flows from operations. We have no working capital line of credit.

On October 27, 2010, the Company completed the New Financing. The First Lien Senior Secured Notes, with an outstanding principal amount of $167.1 million, the Second Lien Subordinated Secured Notes, with an outstanding principal amount of $80.0 million and $32.8 principal amount of Senior Secured Notes were exchanged for, or redeemed with proceeds of, $305.0 million principal amount of the New First Lien Notes. Accrued interest on the First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes and Senior Secured Notes was paid in cash at closing. The remaining $13,502,000 principal amount of Senior Secured Notes were exchanged for $13.8 million of the Cash Pay Second Lien Notes. The Subordinated Convertible Notes and Subordinated Term Notes, with outstanding principal amounts of $180.2 million and $42.8 million respectively, together with accrued interest of $9.5 million were exchanged for $232.5 million principal amount of the Non-Cash Pay Second Lien Notes. The principal amount of the Non-Cash Pay Second Lien Notes at December 31, 2010 included $4.8 million of interest which was paid with the issuance of additional Non-Cash Pay Second Lien Notes.

In December 2007, we acquired Various for approximately $401.0 million. The purchase price of approximately $401.0 million paid to the sellers consisted of approximately (i) $137.0 million in cash, (ii) notes valued at approximately $248.0 million, and (iii) warrants to acquire approximately 2.9 million shares of common stock, subject to adjustment for certain anti-dilution provisions, valued at approximately $16.0 million. The purchase price gives effect to a $61.0 million reduction attributable to a post-closing working capital adjustment which resulted in a $51.0 million reduction in the value of notes issued and a $10.0 million reduction in cash paid which is being held in escrow. This adjustment is the result of our indemnity claim against the sellers relating to the VAT liability. In addition, legal and other acquisition costs totaling approximately $4.0 million were incurred. The cash portion of the purchase price was obtained through the issuance of notes and warrants, including approximately $110.0 million from certain of our stockholders. On October 8, 2009, we settled all indemnity claims against the sellers (whether claims are VAT related or not) by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. As of December 31, 2010, the total of $10.0 million had been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Non-Cash Pay Second Lien Notes (which were issued in exchange for the Subordinated Convertible Notes in the New Financing) will be increased by the issuance of new Non-Cash Pay Second Lien Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference.

The total amount of uncollected payments related to VAT not charged to customers as of December 31, 2010 was $39.4 million, including $19.5 million in potential penalties and interest. We are currently negotiating with tax authorities in the applicable European Union jurisdictions to extend the maturity of the payments. We have settled with tax authorities or paid our tax liabilities in full in certain countries. We are in different stages of negotiations with many other jurisdictions, and we are not able to estimate when the rest of the jurisdictions will be settled or paid in full. However, if we were forced to pay the total amount in the next year, it would have a material adverse effect on our liquidity and capital resources since we will not have sufficient cash flow over the next year to pay these obligations and we expect that our ability to borrow funds to pay these obligations would be limited.

Cash Flow

Net cash provided by operations was $42.6 million for the year ended December 31, 2010 compared to $39.7 million for the same period in 2009. The increase was primarily attributable to reduced levels of accounts receivable and prepaid expenses together with reduced amounts of deferred debt and offering costs paid in 2010 as compared with 2009 offset by reductions in accounts payable and lower interest payments and increases in restricted cash for processing reserve requirements. The reduced level of accounts receivable is primarily attributable to a repayment for certain VAT taxes from the United Kingdom in 2010. The reduced level of prepaid expenses is attributable to prepaid commissions and state taxes paid in 2009. Reduced interest payments are attributable to reduction on principal amounts of long-term debt due to prepayments from excess cash flow.

Net cash used in investing activities for the year ended December 31, 2010 was $1.3 million compared to $4.2 million provided by for the same period in 2009. This decrease resulted from cash received from escrow in connection with the Various acquisition.

Net cash used in financing activities for the year ended December 31, 2010 was $29.4 million, compared to $45.0 million for the same period in 2009. The decrease is primarily due to reductions in repayment on our First Lien Senior Secured Notes.

Net cash provided by operations was $39.7 million for the year ended December 31, 2009 compared to $50.9 million for the same period in 2008. The decrease is primarily due to the cash flows generated from our internet segment as a result of the acquisition of Various in December 2007.

Net cash provided by investing activities for the year ended December 31, 2009 was $4.2 million compared to net cash used in investing activities of $9.3 million for the same period in 2008. This increase resulted from cash received from the acquisition escrow and decreased purchases of property and equipment.

Net cash used in financing activities for the year ended December 31, 2009 was $45.0 million compared to $25.3 million for the same period in 2008. The increase is primarily due to required repayments on our First Lien Senior Secured Notes issued in connection with the acquisition of Various. In addition to the required annual amortization, we were required to make quarterly principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes, or the 2007 Securities Purchase Agreement).

Information Regarding EBITDA Covenants

Our prior note agreements contained certain financial covenants regarding EBITDA. For the year ended December 31, 2008 and for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009, we failed to satisfy our EBITDA covenants with respect to our 2006 Notes and 2005 Notes because of operating performance. For the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 we failed to satisfy our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes due to the liability related to VAT not charged to customers and the purchase accounting adjustment due to the required reduction of the deferred revenue liability to fair value. On October 8, 2009, these events of default were cured. For the quarter ended September 30, 2009, we met our EBITDA covenants with respect to our 2006 Notes and 2005 Notes, each as amended. For the year ended December 31, 2009 and the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, we met our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. The above mentioned debt was paid off with the proceeds of the New Financing. For more information regarding this and other events of default under our note agreements, see the section entitled “Description of Indebtedness.”

Giving effect to the New Financing, we are required to maintain the following levels of EBITDA (as it is defined in the particular agreement as noted below):

•	For the last four quarters for any period ended through September 30, 2011, September 30, 2012 and September 30, 2013, our EBITDA on a consolidated basis for the year ended on such date needs to be greater than $85.0 million, $90.0 million and $95.0 million, respectively. Our EBITDA for the four quarters ended December 31, 2010, as defined in the relevant documents, was $105.4 million.

We met our EBITDA covenant requirements for the quarter and year ended December 31, 2010.

Financing Activities

We are currently highly leveraged and our outstanding notes are secured by substantially all of our assets. We intend to repay some of our long-term debt with the proceeds of this offering. Our note agreements contain many restrictions and covenants, including financial covenants regarding EBITDA. As disclosed in the risk factor entitled “We breached certain covenants contained in our previously existing note agreements and our Indentures....” above, we breached and subsequently cured a covenant in our Indentures. We are currently in compliance with the covenants under our outstanding notes, including all financial covenants. See the section entitled “ — Information Regarding EBITDA Covenants” above. To the extent certain of our notes are not fully repaid in connection with this offering, we will remain subject to such restrictions and covenants. Interest expense for the year ended December 31, 2010 totaled $88.5 million.

As of December 31, 2010, we had $42.0 million in cash and restricted cash.

On October 27, 2010, we completed the New Financing. $305.0 million principal amount of New First Lien Notes due 2013 were co-issued by us and INI of which (a) $200.2 million was exchanged for $130.5 million outstanding principal amount of First Lien Notes, $49.4 million outstanding principal amount of Second Lien Notes and $14.5 million outstanding principal amount of Senior Secured Notes, (b) $91.4 million was issued for cash proceeds of $89.6 million before payment of related fees and expenses of $5.8 million and (c) $13.4 million was used to pay commitment fees to the holders of First Lien Notes and Second Lien Notes. Cash of $86.2 million was used to redeem $36.6 million of First Lien Notes at 102% of principal, $30.6 million of Second Lien Notes (representing the remaining outstanding principal amounts of First and Second Lien Notes) and $18.3 million outstanding principal amount of Senior Secured Notes. Cash was also used to pay $4.1 million of accrued interest on the exchanged and redeemed notes, an $825,000 redemption premium on certain exchanged First Lien Notes and $435,000 in commitment fees to certain noteholders.

The remaining $13.5 million outstanding principal amount of Senior Secured Notes were exchanged for $13.8 million principal amount of Cash Pay Second Lien Notes. Subordinated Convertible Notes and Subordinated Term Notes, with outstanding principal amounts of $180.2 million and $42.8 million, respectively, together with accrued interest of $9.5 million, were exchanged for $232.5 million of 11.5% Non-Cash Pay Second Lien Notes due 2014 co-issued by us and INI.

New First Lien Notes

The New First Lien Notes, in the principal amount of $305.0 million, of which approximately $112.0 million principal amount were issued to our stockholders including $7.5 million to entities controlled by certain officers and directors, were issued with an original issue discount of $6.1 million or 2.0%. The New First Lien Notes mature on September 30, 2013 and accrue interest at a rate per annum equal to 14.0%. Interest on the New First Lien Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Principal on the New First Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow as defined at 102% of principal, subject to pro-rata sharing with the Cash Pay Second Lien Notes. The New First Lien Notes are guaranteed by our domestic subsidiaries and are collateralized by a first-priority lien on all their assets as well as a pledge of our subsidiaries stock. The guarantees are the senior secured obligations of each such subsidiary guarantor. The New First Lien Notes are redeemable prior to maturity at our option in whole but not in part, at 110% of principal, and at principal at maturity on September 30, 2013, plus accrued and unpaid interest. In the event of our initial public offering of common stock, or IPO, the net proceeds must be used to redeem the New First Lien Notes and Cash Pay Second Lien Notes pro-rata at 110% of principal, plus accrued and unpaid interest. In addition, noteholders have the option of requiring us to repay the New First Lien Notes in full upon a Change of Control, as defined in the indenture governing the New First Lien Notes, or the New First Lien Notes Indenture, at 110% of principal, plus accrued and unpaid interest. We do not expect this offering to result in a Change of Control. We shall also repay or offer to pay the New First Lien Notes and, in certain circumstances, the Cash Pay Second Lien Notes, with proceeds received from any debt or equity financing (including a secondary offering) and asset sales of $25 million or more at 110% of principal, plus accrued and unpaid interest, other asset sales, insurance claims, condemnation and other extraordinary cash receipts at principal, plus accrued and unpaid interest, subject to certain exceptions.

The New First Lien Notes Indenture contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers, asset sales, acquisitions and provision of financial statements and reports.

Cash Pay Second Lien Notes

The Cash Pay Second Lien Notes, in the principal amount of $13.8 million, all of which were issued to entities controlled by stockholders who are also officers and directors, were issued with an original issue discount of $276,000 or 2%, are identical to the terms of the New First Lien Notes except as to matters regarding collateral, subordination, enforcement and voting. The Cash Pay Second Lien Notes are secured by a fully subordinated second lien on substantially all of our assets, parri passu with the Non-Cash Pay Second Lien Notes, and will be included with the New First Lien Notes on a dollar for dollar basis for purposes of determining required consents or waivers on all matters except for matters relating to collateral, liens and enforcement of rights and remedies. As to such matters, the Cash-Pay Second Lien Notes will be included with the Non-Cash Pay Second Lien Notes for purposes of determining required consents or waivers.

Non-Cash Pay Second Lien Notes

The Non-Cash Pay Second Lien Notes, in the principal amount of $232.5 million, of which approximately $228.5 million principal amount were issued to our stockholders including $44.4 million to entities controlled by certain officers and directors, mature on April 30, 2014 and bear interest at 11.5%, payable semi-annually on June 30 and December 31, which may be paid in additional notes at our option. While the New First Lien Notes are in place, interest must be paid with additional Non-Cash Pay Second Lien Notes. The Non-Cash Pay Second Lien Notes are guaranteed by our domestic subsidiaries and collateralized by a second priority lien on all of their assets and a pledge of our subsidiaries stock; however, such security interest is subordinate to the prior payment of the New First Lien Notes. The guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the holders of the New First Lien Notes. The Non-Cash Pay Second Lien Notes are redeemable, at our option, in whole but not in part, at 100% of principal, plus accrued and unpaid interest, subject to the rights of the holders of the New First Lien Notes under the intercreditor agreement between the holders of the New First Lien Notes, the holders of the Cash Pay Second Lien Notes and the holders of the Non-Cash Pay Second Lien Notes. This agreement provides that no redemption of the Non-Cash Pay Second Lien Notes may occur until the New First Lien Notes are repaid in full.

Upon the payment in full of the New First Lien Notes, principal on the Non-Cash Pay Second Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow as defined at 102% of principal subject to pro-rata sharing with the Cash Pay Second-Lien Notes. Upon an IPO, if the New First Lien Notes are paid in full, the remaining proceeds must be used to redeem the Non-Cash Pay Second Lien Notes and the Cash Pay Second Lien Notes on a pro-rata basis at 110% of principal, plus accrued and unpaid interest. In addition, noteholders have the option of requiring us to repay the Non-Cash Pay Second Lien Notes in full upon a Change of Control, as defined in the indenture governing the Non-Cash Pay Second Lien Notes, or the Non-Cash Pay Second Lien Indenture, at 110% of principal, plus accrued and unpaid interest. We do not expect this offering to result in a Change of Control. If the New First Lien Notes are paid in full, we shall repay the remaining Non-Cash Pay Second Lien Notes and the Cash Pay Second Lien Notes on a pro-rata basis with proceeds received from any debt or equity financing (including a secondary offering), and asset sales of over $25 million at 110% of principal, plus accrued and unpaid interest, and other asset sales, insurance claim, condemnation and other extraordinary cash receipts at principal, subject to certain exceptions.

The Non-Cash Pay Second Lien Notes will be convertible into shares of our common stock upon or after an IPO. The conversion price of the Non-Cash Pay Second Lien Notes will be at the per share offering price for shares of our common stock upon consummation of the IPO provided that such conversion option shall be limited to approximately 21.1% of the fully diluted equity. The $183.7 million principal amount of Non-Cash Pay Second Lien Notes exchanged for outstanding Subordinated Convertible Notes were recorded at the carrying amount for such Convertible Notes as the exchange was accounted for as if the outstanding Convertible Notes were not extinguished. The $48.8 million principal amount of Non-Cash Pay Second Lien Notes exchanged for non-convertible Subordinated Term Notes have been recorded at estimated fair value at the date of issuance as the exchange was accounted for as an extinguishment of the Subordinated Term Notes.

The Non-Cash Pay Second Lien Indenture contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers, asset sales and acquisitions and provision of financial statements and reports. These covenants are substantially identical to those contained in the New First Lien Notes.

We have determined that the New First Lien Notes are not substantially different from the formerly outstanding First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes for which they were exchanged, nor are the Non-Cash Pay Second Lien Notes substantially different from the formerly outstanding Subordinated Convertible Notes for which they were exchanged, based on the less than 10% differences in present values of cash flows of the respective debt instruments and, accordingly, such exchanges are accounted for as if the formerly outstanding notes were not extinguished. Accordingly, a new effective interest rate has been determined for the outstanding notes based on the carrying amount of such notes and the revised cash flows of the newly issued notes. In connection therewith, commitment fees paid to the note holders, together with an allocable portion of existing unamortized discount, and debt issuance and modification costs will be amortized as an adjustment of interest expense over the remaining term of the new notes using the effective interest method. Private placement fees related to the New First Lien Notes together with legal and other fees aggregating approximately $4.6 million allocated to the exchanges was charged to other finance expense.

We have determined that the New First Lien Notes and Cash Pay Second Lien Notes are substantially different than the outstanding $28.1 million principal amount of 2005 Notes and 2006 Notes for which they were exchanged based on the more than 10% difference in present values of cash flows of the respective debt instruments and, accordingly, the exchanges are accounted for as an extinguishment of the 2005 Notes and 2006 Notes. We recorded a pre-tax loss on debt extinguishment in the quarter ended December 31, 2010 of $10.5 million related to such exchanged 2005 Notes and 2006 Notes and to the 2005 Notes and 2006 Notes, and INI First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes redeemed for cash. The loss includes the writeoff of unamortized costs and fees aggregating $8.6 million related to the notes which were extinguished.

We also determined that the Non-Cash Pay Second Lien Notes are substantially different than the non-convertible Subordinated Term Loan Notes for which they were exchanged based on the conversion feature in the new notes and, accordingly, the exchange was accounted for as an extinguishment of the Subordinated Term Loan Notes. We recorded a gain on extinguishment of $3.0 million.

Registration Rights

We have agreed to consummate an exchange offer pursuant to an effective registration statement to be filed with the SEC to allow the holders of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes to exchange their notes for a new issue of substantially identical notes. In addition, we have agreed to file, under certain circumstances, a shelf registration statement to cover resales of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. We have agreed to use our reasonable best efforts, subject to applicable law, to cause to become effective a registration statement within 210 calendar days and to consummate an exchange offer within 240 days following the consummation of this offering. In the event that we fail to satisfy the registration and/or exchange requirements within the prescribed time periods, the interest rate on the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes will be increased by 3.5%.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

		Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	($in thousands)
Long-term Notes Payable, including current portion:
New First Lien Notes(1)	$305,000	$14,115	$290,885	$—	$—
Cash Pay Second Lien Notes(1)	13,778	638	13,140	—
Non-Cash Pay Second Lien Notes(1)	237,210	—	—	237,210	—
Seller Agreements(2)	2,250	1,000	1,250	—	—
Capital Lease Obligations and
Miscellaneous Notes(3)	$13	$13	$—	$—	$—
Operating Leases(4)	12,413	2,076	6,320	4,017
Other(5)	6,069	5,271	798	—	—
Total(6)	$576,733	$23,113	$312,393	$241,227	$—

(1)	We are required to use the net cash proceeds from an initial public offering of our common stock to repay a portion of the New First Lien Notes and Cash Pay Second Lien Notes pro rata at a redemption price of 110%, plus accrued and unpaid interest. The First Lien and Cash Pay Second Lien Notes mature on September 30, 2013. The Non-Cash Pay Second Lien Notes mature on April 30, 2014.

(2)	Please refer to the section entitled “Certain Relationships and Related Party Transactions — Confirmation of Certain Consent and Exchange Fees.”

(3)	Represents our contractual commitments for lease payments on computer hardware equipment.

(4)	Represents our minimum rental commitments for non-cancellable operating leases of office space.

(5)	Other commitments and obligations are comprised of contracts with software licensing, communications, computer hosting, and marketing service providers. These amounts totaled $5.3 million for less than one year and $0.8 million between one and three years. Contracts with other service providers are for 30 day terms or less.

(6)	Interest expense has been excluded from the Contractual Obligations table above. As of December 31, 2010 the Company had $305 million and $13.8 million of New First Lien Notes and Cash Pay Second Lien Notes, respectively, which would result in an annual cash interest expense obligation of $44.6 million before giving effect to required quarterly principal reductions from excess cash flow. No cash interest payments are payable in respect of the Non-Cash Pay Second Lien Notes.

Off-Balance Sheet Transactions

As of December 31, 2010, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk attributed to interest and foreign currency exchange rates.

Interest Rate Risk

We are not exposed to any interest rate fluctuations.

Foreign Currency Exchange Risk

Our exposure to foreign currency exchange risk is primarily due to our international operations. As of December 31, 2010, we had a $42.2 million liability for VAT denominated in Euros, which represents substantially all of our foreign currency exchange rate exposure. In addition, revenue derived from international websites are paid in advance primarily with credit cards and are denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to us and accordingly, is recorded based on the U.S. dollars received by us. As a result, our foreign currency exchange risk exposure is not material and is limited to the amount of foreign exchange rate changes on any individual day on the portion of our net revenue received in other currencies. Accounts receivable due from restricted cash held by foreign credit card processors and VAT liabilities denominated in foreign currencies are converted into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statement of operations. The potential loss resulting from a hypothetical 10.0% adverse change in quoted foreign currency exchange rates is approximately $4.2 million. We do not utilize any currency hedging strategies.

Inflation

We are subject to the effects of changing prices. We have, however, generally been able to pass along inflationary increases in our costs by increasing the prices of our products and subscriptions.

Sarbanes-Oxley Compliance and Corporate Governance

As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. Beginning immediately, we will be required to establish and regularly evaluate the effectiveness of internal controls over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of Nasdaq Global Market, including independence of our audit committee and independence of the majority of our board of directors.

We plan to timely satisfy all requirements of the Sarbanes-Oxley Act and Nasdaq Global Market applicable to us. We have taken, and will continue to take, actions designed to enhance our disclosure controls and procedures. We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. We will establish a confidential and anonymous reporting process for the receipt of concerns regarding questionable accounting, auditing or other business matters from our employees. We intend for our General Counsel to assist us in the continued enhancement of our disclosure controls and procedures. In addition, we intend to put additional personnel and systems in place which we expect will provide us the necessary resources to be able to timely file the required periodic reports with the SEC as a publicly traded company. We intend for our Chief Financial Officer, Controller and other financial personnel to lead our existing staff in the performance of the required accounting and reporting functions.

On an ongoing basis we intend to conduct a controls evaluation to identify control deficiencies and to confirm that appropriate corrective action, including process improvements, are being undertaken. We expect to conduct this type of evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our periodic reports. The overall goals of these evaluation activities will be to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change, including with improvements and corrections, as conditions warrant.

Our ability to enhance our disclosure controls and procedures, to conduct controls evaluations and to modify controls and procedures on an ongoing basis may be limited by the current state of our staffing, accounting system and internal controls since any enhancements and modifications may require additional staffing and improved systems and controls.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or the FASB, established the Accounting Standards Codification, or the Codification, as the single source of authoritative U.S. generally accepted accounting principles, or GAAP, to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification, which does not change GAAP, is effective for interim and annual periods ending after September 15, 2009. We adopted the Codification for the nine months ended September 30, 2009. Other than the manner in which new accounting guidance is referenced, our adoption of the Codification had no impact on our consolidated financial statements.

In September 2006, the FASB issued new authoritative guidance which clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This authoritative guidance is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued further authoritative guidance which delayed the effective date of such guidance for fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is at least annually), to fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted this authoritative guidance with respect to our financial assets and liabilities and effective January 1, 2009 we adopted this authoritative guidance with respect to non-financial assets and liabilities. The adoption of this authoritative guidance had no impact on our financial statements.

In February 2007, the FASB issued new authoritative guidance which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This authoritative guidance became effective for us on January 1, 2008 and had no effect on our financial statements for the year ended December 31, 2008, as we did not elect to apply the provisions of the authoritative guidance.

Effective January 1, 2009, we adopted new authoritative guidance which establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The adoption of this authoritative guidance did not have any effect on our financial statements.

In April 2008, the FASB issued new authoritative guidance which is effective for fiscal years beginning after December 15, 2008, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset acquired after the effective date. The intent of this authoritative guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. We adopted this authoritative guidance on January 1, 2009, which did not have any effect on our financial statements.

Effective January 1, 2009, we adopted new authoritative guidance which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. If an instrument is not considered indexed to an entity’s own stock, the instrument is not eligible to be classified as equity. In connection with our August 2005 issuance of 2005 Notes, we also issued warrants to purchase shares of our common stock. We determined that these warrants were not indexed to our stock based on the provisions of this authoritative guidance. Accordingly, as of January 1, 2009, the fair value of these warrants, was reclassified from equity to a liability. The fair value of these warrants will be periodically remeasured with any changes in value recognized in the statement of operations.

In December 2010, the FASB issued new authoritative accounting guidance which provides that entities with reporting units with zero or negative carrying amounts are required to determine an implied fair value of goodwill if management concludes that it is more likely than not that a goodwill impairment exists considering any adverse qualitative factors. For public entities, the new guidance is effective for fiscal years and interim period within those years beginning after December 15, 2010. Early adoption is not permitted. We adopted this guidance effective January 1, 2011. We do not expect adoption to have any impact on our financial statements.

OUR INDUSTRY

Overview

We participate in the global online social networking industry. We believe that our industry offers the potential for substantial future growth for a number of reasons, including:

•	internet penetration, particularly broadband penetration, continues to grow, expanding our potential client base and permitting us to offer more services and a better user experience to our customers;

•	online social networking continues to expand rapidly, as social networking interactions become increasingly mobile, media-rich and content-driven, and social networking by adult users remains relatively underpenetrated;

•	the usage of credit cards and other online payment mechanisms in emerging markets continues to increase, facilitating online user transactions; and

•	worldwide internet advertising spending is expected to increase given the internet’s interactive nature, reach and ability to target niche audiences.

We believe that we are well-positioned to capitalize on these growth trends and be a leader in social networking in both the adult content and general audience segments.

The Growth of the Internet and Broadband Adoption

Greater worldwide availability and affordability of internet and broadband access and the increasing significance of the internet as a communication and entertainment medium has led to global growth in the number of internet users and the time that they spend online. In recent years the rapid growth of the internet has continued, with the number of internet users worldwide reaching approximately 2.0 billion in June 2010 according to Internet World Statistics, having grown by approximately 445% since 2000. In North America and Europe the number of internet users grew to approximately 266 million and 475 million, respectively, in June 2010, having grown by approximately 146% and 352% since 2000. Major Asian markets have grown at an even greater rate, achieving a total growth rate of approximately 622% since 2000, with the total number of users reaching 825 million in June 2010. Notably, broadband internet is the fastest growing segment of the internet allowing for faster delivery of complex content, such as photos and video. According to the Economist Intelligence Unit, in 2010, worldwide broadband penetration was approximately 9.8% of the global population and is expected to reach 12.4% by 2014, a 6.1% compounded annual growth rate in penetration. We believe that the increase in broadband penetration will have a positive effect on e-commerce transactions, including the purchase of content and services online as broadband connections provide faster and more convenient transaction experiences.

Global Broadband Penetration (as a percentage of population)
	2014[a]	2013[a]	2012[a]	2011[a]	2010[a]	2009[b]
Broadband subscriptions (m)	668.7	636.3	600.8	556.9	506.6	453.1
Broadband subscriptions (per 100 people)	12.4	11.9	11.4	10.6	9.8	8.8

a Economist Intelligence Unit Forecasts. b Economist Intelligence Unit Estimates.

Source: Economist Intelligence Unit, September 2010

The Growth of Social Networking

Online social networking is a communications and personal expression medium that has become one of the most popular services in internet history as individuals seek to combine the exchange of information, content and entertainment within an online community environment. According to eMarkets, social networking has recently been marked by rapid growth: in 2008, U.S. social networking accounted for 42% of time spent online, which increased to 58% by 2010. In terms of actual visitors, in December 2010, out of 1.3 billion unique worldwide visitors to internet websites, approximately 1.0 billion visited social networking websites according to comScore. Adult users represent the group with the largest growth potential in the social networking arena. According to eMarkets, by 2014, the number of adult users in the U.S. is expected to grow to 139.6 million individuals, representing a 7.2% compounded annual growth rate from 2010 levels.

United States Online Social Networking by Adult Users
	2014	2013	2012	2011	2010	2009
Number of adult social networking users (in millions)	139.6	133.5	126.7	117.7	105.8	89.6
Percentage of adult internet users	69.3%	67.9%	66.3%	63.6%	59.2%	52.4%

Source: eMarketer, May 2010

We participate in the social networking industry in both the adult content and general audience online categories. In general, traditional online social networking is an activity in which internet users link personal websites about themselves and their interests to those of their friends or individuals with similar interests. Users engage in a number of activities within social networking environments, including communication, such as e-mailing and instant messaging; content sharing, such as photos and videos; and publishing, such as blogging, to establish a network of social relationships with friends, colleagues and acquaintances and to meet other individuals with similar interests. Recently, technological advancements including improvements in multimedia delivery technology and bandwidth speeds have provided users with a social networking experience that is increasingly mobile, media-rich and content-driven. Many social networking participants now actively utilize interactive video chatting and video sharing and are less reliant upon static web pages and instant text messaging to establish and maintain connections with others.

Adult content social networking websites offer a suite of applications and communications tools similar to general interest social networking websites. The distinction lies in the user’s purpose for accessing the website. Whereas most general interest social networking users log-on to remain generally connected to their friends and interest groups, adult content social networking participants log on specifically to meet others. Adult content social networking appeals to many users by providing participants with a convenient and secure medium to facilitate interactions between prospective partners and the potential to establish future face-to-face meetings.

Growth of Online Payments

The continued increase in worldwide credit card penetration and alternative online payment mechanisms is expected to drive significant subscriber growth for subscription-based online companies. The main drivers of purchasing adult content services online are payment mechanisms, including credit cards, and the emergence of alternative online payment methods in emerging markets. According to Euromonitor, emerging markets, where we have a large number or members, such as China and Brazil, experienced growth in credit card circulation of 30.3% and 6.3% for 2009, respectively, which allows for significant increases in online spending for goods and services. The chart below also implies significant room for growth as countries such as China and India are less than 15% and 5% penetrated, respectively, compared to a developed country like the United States which is close to 200% penetrated. In other words, each U.S. person averaged nearly two credit cards.

Emerging Market Credit Card Circulation Growth (in millions)
	2009	2008	2007	2006
China	185.3	142.1	90.3	49.6
Growth %	30.3%	57.5%	82.1%	22.6%
Brazil	175.0	164.6	138.0	109.2
Growth %	6.3%	19.2%	26.4%	17.8%
Mexico	23.9	26.5	24.2	19.6
Growth %	(9.9%)	9.5%	23.4%	41.9%
India	20.7	26.1	26.2	21.6
Growth %	(20.4%)	(0.6%)	21.5%	24.5%
United States	632.5	695.8	739.1	701.2
Growth %	(9.1%)	(5.9%)	5.4%	5.5%

Source: Euromonitor, International Marketing Data and Statistics, 2011

In developing economies, access to credit cards is currently limited due to a less developed banking sector, limited credit histories for customers and customer aversion to debt. Credit cards are expected to grow rapidly in emerging markets. Additionally, a number of alternative payment systems, such as prepaid cards, mobile phone payments, cash payments and bank transfers, are becoming more and more prevalent for online payments in these markets.

Growth in Online Advertising

Online advertising is currently an underpenetrated business segment, representing less than 0.1% of net revenue for the year ended December 31, 2010. With continued worldwide growth in this advertising segment, we see this as a significant growth opportunity. For more information, please refer to the section entitled “Business — Our Strategy — Generate Online Advertising Revenue.”

Since internet users share a wealth of personal information, such as age, location, occupation and hobbies, social networking websites are highly attractive to advertisers who are able to target advertisements to specific demographic groups. Additionally, given the internet’s interactive nature, reach and ability to target niche audiences, we expect the social networking space to create new opportunities for advertisers to target customers online.

As shown in the chart below, internet advertising worldwide is expected to grow at a compounded annual growth rate of 14% from 2009 to 2013, maintaining significantly higher growth rates than other advertising media.

Worldwide Advertising Spending (Growth in millions of dollars)
	2013	2012	2011	2010	2009
Print	134,208	134,672	135,663	137,383	141,081
Growth %	(0.3%)	(0.7%)	(1.3%)	(2.6%)
Television	213,878	202,380	191,198	180,280	165,260
Growth %	5.7%	5.8%	6.1%	9.1%
Radio	35,054	33,815	32,580	31,979	31,855
Growth %	3.7%	3.8%	1.9%	0.4%
Cinema	2,681	2,538	2,393	2,258	2,104
Growth %	5.6%	6.1%	6.0%	7.3%
Outdoor	34,554	32,821	30,945	29,319	28,120
Growth %	5.3%	6.1%	5.5%	4.3%
Internet	91,516	80,672	70,518	61,884	54,209
Growth %	13.4%	14.4%	14.0%	14.2%
Total	511,891	486,898	463,297	443,102	422,629
Growth %	5.1%	5.1%	4.6%	4.8%

Source: ZenithOptimedia, December 2010

Additionally, the share of internet advertising spending as a percentage of worldwide total advertising spending continues to increase and is expected to reach 18% in 2013.

Worldwide Online Advertising Spending
	2013	2012	2011	2010	2009
Print	26.2%	27.7%	29.3%	31.0%	33.4%
Television	41.8%	41.6%	41.3%	40.7%	39.1%
Radio	6.8%	6.9%	7.0%	7.2%	7.5%
Cinema	0.5%	0.5%	0.5%	0.5%	0.5%
Outdoor	6.8%	6.7%	6.7%	6.6%	6.7%
Internet	17.9%	16.6%	15.2%	14.0%	12.8%

Source: ZenithOptimedia, December 2010

Furthermore, eMarketer forecasts that worldwide online social networking advertising spending will reach $6.0 billion in 2011, with $3.1 billion in the United States and $2.9 billion internationally.

BUSINESS

Company Overview

We are a leading internet and technology company providing services in the rapidly expanding markets of social networking and web-based video sharing. Our business consists of creating and operating technology platforms which run several of the most heavily visited websites in the world. Through our extensive network of more than 38,000 websites, since our inception, we have built a base of more than 445 million registrants and more than 298 million members in more than 200 countries. We are able to create and maintain, in a cost-effective manner, websites intended to appeal to users of diverse cultures and interest groups. In December 2010, we had more than 196 million unique visitors to our network of websites, according to comScore. We offer our members a wide variety of online services so that they can interact with each other and access the content available on our websites. Our most heavily visited websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. For the year ended December 31, 2010 we had net revenue, income from operations and net losses of $346.0 million, $71.7 million and ($43.2) million, respectively.

Our revenues to date have been primarily derived from online subscription and paid-usage for our products and services. These products and services are delivered primarily through two highly scalable revenue-generating technology platforms:

•	Social Networking. Approximately 70% of our total net revenues for the year ended December 31, 2010 were generated through our targeted social networking technology platform. Our social networking technology platform provides users who register or purchase subscriptions to one or more of our websites with the ability to communicate and to establish new connections with other users via our personal chat rooms, instant messaging and e-mail applications and to create, post and view content of interest. The content on our social networking sites is generated by our users for our users. Our social networking technology platform is extremely scalable and requires limited incremental cost to add additional users or to create new websites catering to additional unique audiences. As a result, we have been able to rapidly create and seamlessly maintain multiple websites tailored to specific categories or genres and designed to cater to targeted audiences with mutual interests. We believe that our ability to create and operate a diverse network of specific interest websites with unique, user-generated content in a cost-effective manner is a significant competitive differentiator that allows us to implement a subscription-fee based revenue model while many other popular social networking websites rely primarily upon free-access, advertising-based revenue models.

•	Live Interactive Video. Approximately 22% of our total net revenues for the year ended December 31, 2010 were generated through our live interactive video technology platform. Our live interactive video technology platform is a live video broadcast platform that enables models to broadcast from independent studios throughout the world and interact with our users via instant messaging and video. Users are charged on a per-minute basis to interact with models. We pay a percentage of the revenues we generate to the studios that employ the models. We believe our live interactive video platform provides a unique offering including bi-directional and omni-directional video and interactive features that allow models to communicate with and attract users through a variety of mediums including blogs, newsletters and video. As a result, many studios and their models prefer our platform given our audience size and international reach, and our users prefer our platform as a result of the quality and variety of our models, the reliability of our network and the diversity of interactive features our platform provides. In addition, we believe the reliability of our live interactive video technology platform, which had approximately 99.1% uptime during 2010, is a key factor allowing us to maintain a large base of users.

In addition to our revenue-generating technology platforms, we have invested significant time and resources into developing our back-end marketing, analytics and billing technologies. Our marketing, analytics and billing technologies are the result of more than seven years of development work and are a key contributor to the success of our business. During that time, we have developed proprietary systems to allow our marketing affiliates to maximize their revenue for our mutual benefit. These systems include proprietary white-labeling solutions, in which we provide back-end technology solutions to permit affiliates and marketing partners to deliver our products and services while maintaining the affiliate’s and marketing partner’s own branding and style, self-optimizing ad spots, and a robust banner optimization engine that automatically chooses the best possible site and banner to promote in a given ad spot. Our marketing technology has also enabled the creation and continued growth of our network of more than 250,000 affiliates, which we believe is one of the largest of its kind in the world and a significant barrier to entry to potential and existing competitors. Similarly, our proprietary analytics technology provides us with an advantage relative to less sophisticated competitors by enabling us to estimate future revenue based on short-term response to our advertising campaigns, as well as providing for analysis of key data and metrics in order to optimize our marketing spend and maximize the revenues our websites generate. Our robust billing platform allows our customers to pay using many of the widely-adopted methods of e-commerce, both domestically as well as internationally. In addition, as a result of our size and technical sophistication, we can collect monies from regions and customers that other companies cannot, using payment methods that go beyond traditional credit card billing, like SMS billing.

We categorize our users into five categories: visitors, registrants, members, subscribers and paid users.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. Visitors come to our websites through a number of channels, including by being directed from affiliate websites, keyword searches through standard search engines and by word of mouth. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. We had more than 196 million unique worldwide visitors in the month of December 2010, representing a growth of more than 300% from our approximately 46.9 million unique worldwide visitors in January 2009, according to comScore.

•	Registrants. Registrants are visitors who complete a free registration form on one of our websites by giving basic identification information and submitting their e-mail address. For the year ended December 31, 2010, we averaged more than 6.4 million new registrations on our websites each month. Some of our registrants are also members, as described below.

•	Members. Members are registrants who log into one of our websites and make use of our free products and services. Members are able to complete their personal profile and access our searchable database of members but do not have the same full-access rights as subscribers. For the year ended December 31, 2010, we averaged more than 3.9 million new members on our websites each month.

•	Subscribers. Subscribers are members who purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features. For the year ended December 31, 2010, we had a monthly average of approximately 1.0 million paying subscribers.

•	Paid Users. Paid users are members who purchase products or services on a pay-by-usage basis. For the year ended December 31, 2010, we averaged approximately 1.6 million purchased minutes by paid users each month.

We focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Average Revenue per Subscriber. We calculate average revenue per subscriber, or ARPU, by dividing net revenue for the period by the average number of subscribers in the period and by the number of months in the period. As such, our ARPU is a monthly calculation. For the year ended December 31, 2010, our average monthly revenue per subscriber was $20.49. For more information regarding our revenue, see the sections entitled “—Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009.”

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our average monthly churn rate, which measures the rate of loss of subscribers, decreased from approximately 16.3% per month for the year ended December 31, 2009 to approximately 16.1% per month for the year ended December 31, 2010.

•	Cost Per Gross Addition. Cost per gross addition, or CPGA, is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period. Our CPGA increased from $46.89 for the year ended December 31, 2009 to $47.25 for the year ended December 31, 2010.

•	Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period. Our Average Lifetime Net Revenue Per Subscriber increased from $79.34 for the year ended December 31, 2009 to $80.17 for the year ended December 31, 2010.

•	While we monitor many statistics in the overall management of our business, we believe that Average Lifetime Net Revenue Per Subscriber and the number of subscribers are particularly helpful metrics for gaining a meaningful understanding of our business as they provide an indication of total revenue and profit generated from our base of subscribers inclusive of affiliate commissions and advertising costs required to generate new subscriptions.

In addition to our social networks and live interactive video platforms, we also offer professionally-generated content through our premium content technology platform, and our non-internet entertainment business. Approximately 1% and 7% of our total net revenues for the fiscal year ended December 31, 2010 were generated via our premium content technology platform and our non-internet entertainment business, respectively. Through websites such as Penthouse.com and HotBox.com, our subscribers and paid users have access to our collection of more than 15,000 hours of professional video, which includes our library of more than 800 standard and high-definition full-length feature films and one million professionally produced images. We began shooting all of our content in 3D in September 2010. By the end of 2010, we were producing more than 45 hours of content per month. Additionally, subscribers have access to editorial content, chat rooms and other interactive features. In addition to our online products and services, we also have a non-technology legacy entertainment business, in which we produce and distribute original pictorial and video content via traditional distribution channels including licensing and retail DVD channels, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and public branded men’s lifestyle magazines.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Proprietary and Scalable Technology Platform.

Our robust, proprietary and highly scalable technology platform supports our social networking, live interactive video and premium content websites. We are able to use our customized back-end interface to quickly and affordably generate new websites, launch new features and target new audiences at a relatively low incremental cost. Our technology platform enables us to rapidly redeploy the architecture underlying our websites with new appearances and themes in order to create additional websites for our users. We believe that our ability to create new websites and provide new features is crucial to cost-effectively maintaining our relationships with existing users and attracting new users. Furthermore, our technology platform has also enabled us to create and continue to expand our affiliate network and to measure and optimize the efficiency of our marketing spend, allowing us to expand the number of visitors to our site in an economical manner.

•	Paid Subscriber-Based Model.

We operate social networking websites that allow our members to make connections with other members with whom they share common interests. Our members are able to post their profiles and other content of interest for free and our subscribers are then able to access this content for a fee. Our paid subscriber-based model of social networking websites is distinctly different from the business models of other free social networking websites whose users access the websites to remain connected to their pre-existing friends and interest groups.

•	Large and Diverse User Base.

We operate some of the most heavily visited social networking websites in the world, currently adding on average more than 6.4 million new registrants and more than 3.9 million new members each month. Since our inception, more than 445 million registrants and more than 298 million members have registered on our websites, with a majority of our members outside of the United States. Our websites are designed to appeal to individuals with a diversity of interests and backgrounds. We believe potential members are attracted to the opportunity to interact with other individuals by having access to our large, diverse user base. We believe that our broad and diverse international user base also represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups and represents a substantial barrier to entry for potential competitors.

•	Large and Difficult to Replicate Affiliate Network and Significant Marketing Spend.

Our marketing affiliates are companies that market our services on their websites, allowing us to market our brand beyond our established user base. These affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites for a fee. As of December 31, 2010, we had more than 250,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 45% of our net revenues. For the year ended December 31, 2010, we made payments to marketing affiliates of approximately $71.2 million, a large portion of which was on a revenue share basis with the Company, as opposed to a pay-per-order basis. In addition, we spent $32.3 million on ad buy expenses during the same time period. We believe that the difficulty in building an affiliate network of this large size, together with our combined affiliate and advertising spend of approximately $103.5 million for the year ended December 31, 2010, presents a significant barrier to entry for potential competitors.

Our Strategy

Our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Convert Visitors, Registrants and Members into Subscribers or Paid Users.

We continually seek to convert visitors, registrants and members into subscribers or paid users. We do this by constantly evaluating, adding and enhancing features on our websites to improve our users’ experience. We also dynamically adjust offers and pricing to users based on a variety of factors such as geography, currency, payment system, country of origin, time of day or calendar date in order to encourage users to become subscribers or paid users.

•	Create Additional Websites and Diversify Offerings.

We are constantly seeking to identify groups of sufficient size who share a common interest in order to create a website intended to appeal to their interests. Our technology provides us with a scalable, low-cost capacity to quickly create and launch additional websites, such as new social networking websites, content-driven websites that serve as portals for user-generated and professional content and complementary FriendFinder branded websites, without substantial additional capital investment. Our extensive user database serves as an existing source of potential members and subscribers for new websites we create.

•	Expand into and Monetize Current Foreign Markets.

In 2010, nearly 71% of our members were outside the United States, but non-U.S. users accounted for less than half of our total net revenues. We seek to expand in selected geographic markets, including Southeast Europe, South America and Asia. Our geographic expansion, in conjunction with growth in alternative payment mechanisms — including credit card and non-credit card payments, such as pre-authorized debiting and mobile phone payments — in our targeted geographic areas should allow us to significantly increase our revenue and EBITDA.

•	Pursue Targeted Acquisitions.

We intend to expand our business by acquiring and integrating additional social networking websites, technology platforms, owners, creators and distributors of content and payment processing and advertising businesses. Our management team possesses significant mergers and acquisitions and integration expertise and regularly screens the marketplace for strategic acquisition opportunities.

•	Generate Online Advertising Revenue.

To date, online advertising revenue has represented less than 0.1% of our net revenue, averaging approximately $9,000 per month in the year ended December 31, 2010. With continued worldwide growth in this advertising segment, we see this as a significant growth opportunity. We believe that our broad and diverse user base represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups. We believe we will be able to offer advertisers an opportunity to achieve superior results with advertisements that are well-targeted to their preferred demographic and interest groups. We intend to focus our advertising efforts on our general audience social networking websites and maintain our subscription-based model for our adult social networking websites.

Our Products and Services

Our products and services consist of our social networking, live interactive video and premium content websites and, to a lesser extent, the licensing of our Penthouse brand, the publishing of branded men’s lifestyle magazines and the production and distribution of original video and pictorial content. For a discussion of our financial information for specific geographic areas, see “Note O — Segment Information” in our consolidated financial statements included elsewhere in this prospectus.

Social Networking Websites

The social networking aspect of our business is a cornerstone of our business model and is our largest source of revenue. We believe we are a leading provider of social networking websites in the world. In December 2010, our websites were ranked in the top 15 most-visited websites in the world by comScore. These websites accounted for 69.5% of our net revenue in the year ended December 31, 2010.

We provide social networking and online personals services for members of diverse cultures, ethnicities and interest groups. Each website is built around a central theme, which often relates to the ethnicity or social interests of its members. These online communities are delivered in the language appropriate to the group targeted by the website, including:

• English	• German	• Portuguese
• Chinese	• Italian	• Spanish
• Dutch	• Japanese	• Swedish
• French	• Korean	• Tagalog

Membership on our social networking websites generally includes access to member-generated content including the ability to post a personal profile and photographs, create a social network, chat and instant message with other members, and search our database of member profiles as well as company-generated features and content such as contests, newsletters and articles as well as the loyalty program we administer. We believe that this variety of revenue-enhancing features encourages visitors to join as members. The ability to initiate communication with other members and subscribers via our e-mail communications platform and view the full profiles of the members in our database requires payment of a subscription fee. Depending on the specific website, subscribers also have access to additional functionality and increased or enhanced levels of services and content. Described below are several of the features that are accessible on many of our websites.

•	Blogs — Blogs are a simple way to create a regularly updated home page where members can express themselves, learn about others, get more noticed and attract new friends. There are numerous blogs, grouped by subject.

•	Chatrooms — Chatrooms are areas where members can discuss a specific topic or join rooms established by region. A private chatroom lets a member host a chat party by invitation only.

•	Contests — Contests are a means of engaging our members by offering rewards for member-generated content. Examples include Best Holiday Greeting Card, Silly Photos with Clever Captions and many more. Prizes include upgraded memberships, free points, DVDs, T-shirts and mugs.

•	Cupid Reports — Once a member has described an ideal match, the member is automatically notified by e-mail when a person matching that description becomes a member.

•	Friends Network — A member can invite specified members into a personal group, keep track of them, share private photos and send personalized bulletins.

•	Get Local — Websites list local events that are geographically targeted according to a member’s location.

•	Groups — Groups are the place to find people who share interests and to develop new friendships. Members search for groups by topics, names or keywords and correspond, exchanging ideas. All groups have their own discussion boards and chatrooms, which facilitate communication and relationship building. Popular groups include “Single again? Let’s get together!,” “Dancing” and “Adventures, Romantic Getaways.”

•	Instant Messaging — Two different types of our instant messaging system are available: a standard service and a faster Flash system, which offers extra options such as live video and sound.

•	Loyalty Program — Our point based loyalty program is designed to increase participation in our websites membership activities, such as participating in blogs and online magazines and creating video introductions as members are awarded points for participating in these activities. Points can be redeemed for other membership services such as upgraded memberships or more prominence of member profiles in online searches.

•	Newsletters — Our most popular websites periodically send newsletters to members, including photos and brief descriptions of other members, advice on enhancing one’s profile to attract more responses from other members and practical tips on dating and relationships.

•	Online Magazine — At magazine pages, members can participate in many ways: read articles with expert advice on dating and relationships, enjoy fiction serials, submit their own articles, vote and comment on their reading, post original polls they have created, give advice and exchange opinions on various subjects, and view archives of articles.

•	Photo, Video and Voice Sharing — Members can post their photographs and create webcam video introductions and voice introductions of themselves, which generates member-to-member contact.

•	Posting Profiles — Members include personal details, such as city of residence and birthday, physical information, such as height and hair color, personal information, such as education, and occupation as well as other information. They describe themselves, specifying hobbies, the type of person they are seeking for a friend or for dating and can present up to 20 photographs. Members are encouraged to make their profiles as unique as possible by including personal details.

•	Search — Members can conduct searches for compatible members according to a substantial list of criteria, including gender, geographical proximity, availability of photos and interests. Search criteria can be saved for repeated use.

Website Data

Below is a list of each of our websites that had more than 100,000 registrants since its inception on or about December 31, 2010. For the year ended December 31, 2010, we had approximately one million subscribers.

Website	Description	Registrants Since Inception
AdultFriendFinder.com	Our most popular adult social networking and dating website.	223,841,919
Amigos.com	Spanish version of FriendFinder.com, translated into Spanish, Portuguese and English.	53,441,861

Website	Description	Registrants Since Inception
AsiaFriendFinder.com	Chinese version of FriendFinder.com, features traditional and simplified Chinese character sets as well as an English interface.	44,578,026
Cams.com	Adult content live interactive video website where members pay per minute to chat with models who broadcast on the website via their webcams.	43,418,308
FriendFinder.com	Website targeted toward singles looking for love, romance and marriage. Also includes many social networking aspects.	16,943,386
ALT.com	Alternative lifestyle personals website, catering to users with fetish, role-playing and other alternative sexuality interests.	15,313,082
GetItOn.com	Adult social networking and personals website where members from around the world log on to chat and view each other via their webcams.	11,547,167
OutPersonals.com	Adult-oriented dating website for gay men.	7,614,319
Penthouse.com	Premium content-based website with varying levels of access to Penthouse pictorials, articles, videos and live webcams shows with Penthouse Pets.	3,731,220
GradFinder.com	Alumni directory where members can contact friends from elementary school through college.	3,448,476
IndianFriendFinder.com	Indian version of FriendFinder.com, where users can narrow their searches by specific criteria, including language, religion, diet, and caste.	3,147,442
BigChurch.com	Christian dating website with searchable bible passages and daily bible chapter e-mails.	2,440,245
SeniorFriendFinder.com	Website targeted toward people over 40 years of age.	2,283,198
FrenchFriendFinder.com	French version of FriendFinder.com, translated into French and English.	2,000,401
FilipinoFriendFinder.com	Filipino version of FriendFinder.com, translated into Tagalog and English.	1,980,696
GermanFriendFinder.com	German version of FriendFinder.com, translated into German and English.	1,458,489
FastCupid.com	Social networking and personals website for dating, romance and friendship.	1,267,947
Bondage.com	World’s largest BDSM community	1,246,649
GayFriendFinder.com	Dating website for gay men.	1,165,758
ItalianFriendFinder.com	Italian version of FriendFinder.com, translated into Italian and English.	1,134,947
KoreanFriendFinder.com	Korean version of FriendFinder.com, translated into Korean and English.	1,031,095
Millionairemate.com	Dating website targeted toward like-minded people who understand that intelligence, success and drive are key elements to attraction.	872,132
JewishFriendFinder.com	Jewish dating website.	620,897

Website	Description	Registrants Since Inception
AllPersonals.com	Allows users to join multiple top personal sites at one time	300,704
Slim.com	Health and wellness website.	145,686
icams.com	Cams site dedicated to amateur videos	140,585
HotBox.com	Premium content-based website that allows members to search a database of adult movies by favorite actor or by category of movie.	115,572
stripshow.com	Low cost cams site which offers group viewing	100,608

Internet Privacy

Our privacy principles represent the continuing evolution of our long-standing commitment to consumer privacy. Our privacy principles related to our internet websites and services provide for consumer notice, choice and data security. Our privacy principles include:

•	Notice. Users are provided meaningful notice about the information collected and used for internet related advertising. Users visiting our websites are provided notice via links to our privacy policies usually located on every one of our web pages and other methods of the types of individual information collected for advertising purposes, the technologies employed to collect such information, and how such information is used, including if applicable that other companies operate on the website and may collect such information.

•	Choice. Users are provided with a choice on how certain information is used. We provide for an opt-out mechanism for e-mail advertising and members of our social networking websites have access to a control panel that allows them to make choices on the type of data that is stored on our servers or made available to the public or other members using our websites.

•	Security. We strive to provide reasonable security for consumer data. Our security methods are based on the sensitivity of the data, the nature of the services provided, the types of risks related to such data and the reasonable protections available to us for practical implementation. We require our business service providers, such as credit card processors, to contractually maintain appropriate information security procedures based upon the sensitivity of the data and industry practices. We also ask registrants and members to provide their age and we review all member-generated content prior to its appearing on our websites.

•	Responsiveness. Users have a readily accessible means to contact us to express concerns and complaints regarding privacy matters and we have a team associated with handling such concerns and complaints. Most of our web pages have a link directly to a web based form for providing complaints to us for processing.

Live Interactive Video Websites

Our live interactive video websites, such as Cams.com, are a broadcast platform that enables models with a camera and a broadband internet connection to broadcast to an audience of users of any size. These websites represented approximately 22.1% of our net revenue in the year ended December 31, 2010. On these websites we offer an interactive webcam service where users can contact models, visually see them and communicate via on-screen text messaging or via webcam to webcam. The models broadcast from independent studios throughout the world to a group of our users. The models interact with a group of users until an individual user requests a private one-on-one experience at which time the per-minute usage charge begins and the screen is blocked to all but the user who is being charged. In some cases, other users are permitted to view the private session for a fee but not interact with the model. In addition to the pay-by-usage service, we offer subscription-based payment options that provide discounts on the pay-per-usage services. The majority of the revenues we generate from these websites are from users who may not be subscribers but provide a credit card for payment under the pay-by-usage plan. For the year ended December 31, 2010, we paid approximately 32.2% of the revenues derived from these websites to the studios that employ the models.

Premium Content Websites

We operate a number of websites with premium content, such as Penthouse.com and HotBox.com. These websites represented approximately 1.4% of our net revenue in the year ended December 31, 2010. Premium content is professionally-generated content as opposed to member-generated content. These websites provide subscribers and paid users access to our collection of more than 15,000 hours of professional video, which includes our library of more than 800 standard and high-definition full-length feature films. Our subscribers also have access to our collection of over one million professionally produced images. Additionally, subscribers have access to editorial content, chat rooms and other interactive features.

We believe that we are one of the few companies that produce high quality, high definition video productions available on the internet. In 2010, we averaged 75 high definition productions per calendar quarter using a combination of freelance and contract directors. Our programming is available on television in the United States, Latin America, Europe and Asia.

We derive revenue through third party license agreements for the distribution of our programming in which we may receive a percentage of the subscription fee paid by the customer, a percentage of the single program or title fee purchased by the customer, a fixed fee for the licensed program, or a combination of the above. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Our studio group also realizes revenue through the sale of DVDs. We sell our productions in the retail DVD marketplace through distribution outlets that make DVDs available to retail outlets, internet stores, and mail order. We release an average of one new DVD title every week to the retail marketplace.

Technology Platform

We have developed a robust, highly scalable technology platform over the last ten years, which is supported by approximately 156 architects, programmers and designers as of December 31, 2010. Our proprietary technology platform operates on more than 2,000 internal network and storage devices and allows us to add new registrants and members and additional websites at a very low incremental cost. In addition, we have developed a wide array of technologies to support our affiliate program, our billing processes, content management and translation and for business analytics.

Our technology platform allows us to collect and sort a variety of data which permits us to monitor all areas of our business and increase the traffic and revenue to our websites. We collect and evaluate information related to the activity of the users on our websites, the nature of our users and the processing of information on our servers.

The data we collect concerning our users’ activities on our websites includes:

• number of users	• number of registrants completing registration
• number of paid subscriptions	• number of messages sent
• number of images uploaded	• number of customer service requests
• number of blogs created	• number of videos uploaded and viewed

The data we collect concerning the nature of our users includes:

• referring link/domain	• referring affiliate/ad buy/traffic source
• country	• language
• gender	• email domain

Statistics monitored on a per-server basis include:

• number of requests served	• time spent per request
• central processing unit utilization	• memory utilization
• disc utilization

We have developed a substantial portfolio of technology-related intellectual property assets. Almost every aspect of our technology, including software code and network architecture, is developed in-house and designed to help optimize our website performance. For example, our content management system enables translation of our websites into a dozen languages or rebranding to address certain target or niche audiences, and our billing software quickly allows the addition of new billing sources.

With respect to marketing technologies, our in-house monitoring systems provide analytical tools during every stage of the “sales funnel” and help us to react quickly to changes in user or potential member behavior. Sophisticated live A-B testing in which we run controlled blind tests in different control groups enables us to determine how a website design element affects our business.

Finally, our in-house developed and maintained software also allows us to provide our third-party advertisers and affiliates with near real-time statistics so that they can monitor their performance and quickly make necessary adjustments. Similarly, we can provide these advertisers with a variety of improved business models based upon the efficiency of their traffic source.

Licensing of Penthouse Brand

We license the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products. Licensing represented approximately 0.8% of our net revenue in the year ended December 31, 2010. We work with our U.S. and international licensees to develop, market and distribute Penthouse-branded products, including books, apparel, accessories, lingerie, shoes and novelties. We have eight international editions of Penthouse magazine and its associated magazines and digests available in 13 countries. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

We also license our Penthouse brand to 12 upscale gentlemen’s clubs and nightclubs. We actively seek to expand our location-based entertainment business, and we are in negotiations on a number of other locations in the United States, Europe and Asia. Our licensing arrangements require limited capital investment or expense on our part.

Magazine Publishing

Penthouse magazine and its related publications are our branded men’s lifestyle publications offering a combination of pictorials, editorial content and humor. We also publish several other adult-oriented magazines and digests. Magazine Publishing represented approximately 3.1% of our net revenue in the year ended December 31, 2010. We believe that Penthouse magazine plays a key role in driving the continued popularity and recognition of the Penthouse brand. Accordingly, in the past few years we made significant changes to Penthouse magazine in order to appeal to a wider customer base. We softened the magazine’s pictorial content to improve newsstand positioning and attract a wider national advertising base, and we added editorial content covering sports, music, video and gaming in order to attract additional categories of advertisers and new readers, primarily targeting 21 to 39 year old males. This resulted in the magazine re-entering sales channels in retail establishments. Our advertising base has expanded to now include tobacco, liquor, apparel, footwear, toiletries, men’s grooming, consumer products and direct-response companies.

Broadcasting

We produce professionally generated original adult video and pictorial content in high-definition and standard definition formats, which in addition to providing superior quality resolution on our websites, gives us the flexibility to convert the content into different media and market it through a wide range of broadcast distribution channels including cable, satellite, internet protocol television, or IPTV, DVDs and mobile devices. Broadcasting accounted for 3.1% of our net revenue in the year ended December 31, 2010. We operate three high-definition channels by satellite serving Europe and the Middle East. These channels are also available via terrestrial cable and IPTV.

Payment for Our Internet Products and Services

We derive our revenue primarily from subscriptions. Our users can purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions that give them access to all members’ full profile information and the ability to contact other members in one-on-one e-mail correspondence. During the years ended December 31, 2010 and 2009, our monthly ARPU across our subscriber base was $20.49 and $20.55, respectively. Monthly subscription fees and ARPU tend to be lower on our non-adult-oriented or general interest websites. All subscriptions are charged in advance and we recognize the revenue over the terms of such subscriptions. Subscribers on a majority of our websites can upgrade their subscription level for an additional cost in order to have access to additional features and content. On average, our subscribers maintain their subscriptions for approximately six months.

On our live interactive video websites, our users are primarily paid users who purchase products and services on a pay-by-usage basis, and some users pay a monthly fee for access to the websites. During the years ended December 31, 2010 and 2009, these websites averaged a usage fee of $3.90 and $3.49 per minute, respectively, and ranged from $0.99 to as high as $9.99 per minute, as determined by the studio producing the video. The paid users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

Our internet-based business does not carry customer receivables on the balance sheet since our products and services are paid for in advance. Subscribers pay for products and services on our websites using several payment methods including credit card and non-credit card payments, such as preauthorized bank account debiting, regular bank transfers, e-money and mobile phone payments. As of December 31, 2010, credit card payments represented approximately 94.3% of our total payments while other payment methods represented 5.7% of our total payments, which we consider to present a significant opportunity for growth. We have maintained long-standing relationships with merchant banks and have more than 20 merchant bank accounts. Our technology platform includes proprietary anti-fraud measures to protect us against unauthorized use of credit cards and fraudulent activity on our websites. As a result, our credit card chargeback rate is currently approximately 1.1% of the transactions processed and the reserves the banks require us to maintain approximately 2.0% of our total net revenues.

Internet Product and Feature Development

We believe we are at the leading-edge of creating, implementing and commercializing advanced features and product enhancements to our websites. We continually evaluate and add features to our websites to improve our users’ experience. New features and designs are tested on a statistically significant sample of our user base, and features and designs are released to the entire user base only after satisfactory results are achieved. We believe the release of new features and designs results in new registrants and members, increased member loyalty, the purchase of additional services on our websites, and increased visitation and utilization of our other websites and services.

Marketing

Our marketing primarily consists of our marketing affiliates program and online advertising.

Marketing Affiliates Program

Our marketing affiliates are companies that operate websites that market our services on their websites. Our affiliates’ websites cover a wide range of content and interests. Our affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. When a visitor to an affiliate’s website clicks on the banner or link, the visitor will be directed to one of our websites. In addition, we maintain more than 38,000 private label websites for our affiliates that provide a seamless, turnkey outsourced solution using our technology platform for social networking and live interactive video websites. Many of these websites have the look and feel of the affiliate’s website with the affiliate’s logo and website name but are operated by us. Users who click through the affiliate’s website are tagged with the affiliate’s identifier that tracks the user to calculate the payment due to the affiliate. Private labeling allows our affiliates to preserve their brand while generating revenue for us. Generally our websites have different programs from which our affiliates may derive revenue.

Our affiliates may derive revenue based on:

•	a percentage of revenue generated and collected;

•	per registrant or member; and

•	per subscriber.

With more than 250,000 participants registered in our affiliate marketing program, we believe our affiliate network is one of the largest in the world and one of the highest paying programs in the industry. We do not typically have exclusive arrangements with our affiliates and some of our affiliates may also be affiliates for our competitors. We provide our affiliates with daily updated statistics, bi-monthly payments and technical support. Our affiliates are required to comply with a strict code of conduct, including a strict prohibition on spam and spyware and mandated compliance with our regulatory restrictions. We believe that as a result of these policies, the quality of our visitor traffic is enhanced.

Online Advertising

Another method we use for marketing our websites is by purchasing prepaid advertising, or ad buys, which consists primarily of pay-per-click keyword advertising on major search engines and advertising on third party websites via banner advertisements and ad networks. Through the use of our technology, we analyze returns and estimate the long-term revenue that a particular advertising program will generate after only a few days of monitoring traffic. This allows us to test different text, formats, placements and graphics relating to marketing programs on a cost effective basis, where we are able to analyze activity, estimate results and quickly and efficiently make changes to the program if necessary.

FriendFinder Ventures Inc.

Our subsidiary FriendFinder Ventures Inc., a startup entity formed in December 2010, focuses on strategic relationships and investment opportunities in online, gaming, mobile and software based companies. In addition to pursuing investment opportunities, FriendFinder Ventures Inc. also focuses on entering into strategic relationships and offering its expertise to companies ranging from those already in operation to new start ups in the areas of revenue enhancement, technology and infrastructure, user experience, recruiting and exploring financial opportunities. No investments have been made to date by FriendFinder Ventures Inc.

Competition

As an internet-based social networking and multimedia entertainment company we operate in several submarkets within a highly competitive but fragmented industry. We compete with a number of large and small companies that provide a range of internet products and services including adult-oriented communities and adult content websites, general audience communities and internet personals websites. We believe that the primary competitive factors in social networking and online communities are functionality, brand recognition, member affinity and loyalty, ease-of-use, quality of service, reliability and critical mass. We believe the primary competitive factors in our entertainment segment is brand recognition, video and pictorial content. While our management does not believe there is another company with whom we compete across all the areas of our business, we tend to compete with companies in four categories, with some overlap among these categories:

•	Social Networking Websites — Unlike most other social networking websites which are free, we have a paid subscription-based business model, which we believe is a significant competitive advantage. Our adult-themed community websites from which the majority of our revenue and earnings are derived, including AdultFriendFinder.com, do not directly compete with other general interest social networking websites because of the adult nature of the content. Our general audience websites, which contribute substantially less of our revenue and earnings, compete with other companies offering social networking websites such as MySpace, Inc., Facebook, Inc. and Friendster, Inc. Our general audience websites provide a wide range of social networking tools including blogs, chatrooms and messaging similar to our competitors. We also believe that a significant advantage to our websites is the ease with which members meet other members who were not known to them prior to joining our network.

•	Internet Personals Websites — We compete with certain elements of the internet personals business provided by companies including Match.com, L.L.C., Yahoo!Personals, a website owned and operated by Yahoo! Inc., Windows Live Profile, run by Microsoft Corporation, eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com, as well as companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com, and Fling Incorporated.

•	Adult Audience Websites — We compete with many adult-oriented and live interactive video websites, such as RedTube.com, Pornhub.com, YouPorn.com, Playboy.com and LiveJasmin.com. These websites are largely distinguished by the quality of the video and the quantity and caliber of the video content. We continue to seek to be at the forefront of video technology by seeking to offer our users the best available experience. As adult content receives wider mainstream acceptance, we expect our websites to benefit from an increased volume of member-generated content that will enhance our large library of adult content which is frequently updated and refreshed.

•	Adult Entertainment Providers — We compete with other publishers of branded men’s lifestyle magazines, such as Maxim and Playboy, and we compete with other producers of adult pictorial and video content, such as Playboy Enterprises Inc., tmc Content Group AG and Total Media Agency.

Intellectual Property

Our Penthouse mark has been in use since 1965 and is a globally recognized brand in the adult entertainment industry. Through continuous and widespread use, we have developed strong trademark rights or brand recognition in numerous trademarks, including Penthouse Forum, Penthouse Variations, Penthouse Letters, the One Key Logo and Three Key Logo, Pet Of The Year, Pet Of The Month and Penthouse Pet, as well as the AdultFriendFinder, FriendFinder, ALT.com, Bondage.com, OutPersonals.com and FriendFinder trademarks used in our internet social networking and online personals business. We have developed the “FriendFinder” service mark and its many variations, including AdultFriendFinder, SeniorFriendFinder, FrenchFriendFinder, Asia FriendFinder and India FriendFinder.

We currently own and maintain approximately 100 U.S. trademark registrations and applications and more than 900 foreign trademark registrations and applications. We have generated very large volumes of written, visual and audiovisual content, including over one million photographic images. We own and maintain hundreds of U.S. copyright registrations covering our magazines and videos. As our intellectual property assets are one of the keys to our continued growth and success, we enforce our rights against infringers as is reasonably prudent. We regularly evaluate and grant requests to license our brands and content and participate in other commercial ventures by contributing trademark and content licenses.

We devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. However, our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. We are, from time to time, subject to claims of infringement of third party patents and trademarks and other violations of third party intellectual property rights. Any infringement or related claims, even if not meritorious, may be costly and time-consuming to litigate, may distract our management from other tasks of operating the business and may result in the loss of significant financial and managerial resources, which could harm our business, financial condition or operating results. If we are not successful in defending against such claims, our financial condition or operating results would be materially adversely affected.

Successful claims against us could also result in us having to seek a license to continue our practices, which may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations and such license may not be offered to us at all, which could severely restrict or hinder our business and impact the value of our business.

Employees

As of December 31, 2010, we had approximately 400 full-time employees and seven part-time employees, none of whom is represented by a collective bargaining agreement. We believe we maintain a satisfactory relationship with our employees.

Properties

Our headquarters are in Boca Raton, Florida. As of December 31, 2010, our principal offices consisted of the following properties:

Location/Principal Use	Square Feet	Lease Expiration Date
Sunnyvale, California — internet	50,112	October 31, 2015
Los Angeles, California — entertainment	35,400	April 30, 2014
New York, New York — entertainment	16,431	January 31, 2019
Boca Raton, Florida — corporate administrative offices	8,533	December 31, 2015
Las Vegas, Nevada — internet	6,976	December 31, 2012

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Government Regulation

We are subject to a number of foreign and domestic laws that affect companies conducting business on the internet. In addition, laws relating to user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are being considered for adoption by many countries throughout the world. We face risks from some of this proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted or the content generated by users. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could expose us to liability.

A range of other laws and new interpretations of existing laws could have an impact on our business. For example, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the Digital Millennium Copyright Act and Communications Decency Act in conducting our business. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these laws or limit our ability to operate certain lines of business. The Children’s Online Privacy Protection Act restricts the ability of online services to collect information from children under 13. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as interpretations change. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Similarly, the application of existing laws prohibiting, regulating or requiring licenses for certain businesses of our advertisers, including, for example, online gambling, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Application of these laws in an unanticipated manner could expose us to substantial liability and restrict our ability to deliver services to our users.

We also face risks related to investigations and prosecutions involving our adult content. Current or future government officials may choose to increase enforcement of obscenity laws and government officials could also change or interpret current laws in a manner that is unfavorable to our business. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business. In addition, court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We also face risks relating to government failure to preserve the internet’s basic neutrality as to the services and websites that users can access through their broadband service providers, as governments can arbitrarily choose to block websites. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

We are also subject to federal, state and foreign laws regarding privacy and protection of user data. We post on our website our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. In addition, the interpretation of data protection laws, and their application to the internet, in the United States, Europe and other foreign jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees or infrastructure.

Legal Proceedings

We are currently a party to several legal proceedings, including the ones discussed below. Management presently believes that the ultimate outcome of these pending proceedings will be favorable to us. However, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from selling one or more services or conducting enjoined activities. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

On December 28, 2007, Broadstream Capital Partners, Inc., or Broadstream, filed a lawsuit against us in the State Superior Court of California, County of Los Angeles, Central District, and we subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged, among other matters, breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a document titled “Non-Disclosure Agreement”. The complaint sought, among other things, that Broadstream entered into a Non-Disclosure Agreement with us that required Broadstream’s prior written consent for us to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. The complaint seeks damages which Broadstream alleges to be in excess of $20.0 million, plus interest, costs and punitive damages. Broadstream later asserted up to $557.0 million in damages plus punitive damages. On July 20, 2009, we entered into an agreement with Broadstream under which, without admitting liability and in addition to paying Broadstream $3.0 million dollars, after January 20, 2011, but no later than January 20, 2012, Broadstream must choose either to (i) refile its complaint in Federal District Court provided that it first repay us the $3.0 million or (ii) demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10.0 million but not more than $47.0 million. In December 2010, Broadstream elected arbitration. The mediation was held on April 14, 2011. The mediation resulted in an impasse. The arbitration is scheduled for July 18, 2011 through July 22, 2011 and July 25, 2011 through July 29, 2011. We recognized a loss in connection with the matter of $13.0 million as of December 31, 2010. In the event that the resolution of the matter results in the recognition of a liability in excess of $15.0 million (exclusive of the $3.0 million we already paid to Broadstream), it would constitute an event of default under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. We and our officers believe that we have meritorious defenses to all claims and intend to defend the arbitration vigorously.

On December 23, 2005, Robert Guccione, our former president, filed an action against us and some of our current officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against us is approximately $9.0 million and against the officers is in excess of $10.0 million. Some of the counts in the complaint also demand an unspecified amount of damages. Mr. Guccione filed an amended complaint on June 5, 2007 to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks and added Penthouse Publications Limited, an entity with no current affiliation with us, as party plaintiff. Mr. Guccione agreed to dismiss the count for conspiracy to defraud only. Mr. Guccione filed a second amended complaint on December 14, 2007 adding General Media International, Inc., an entity with no current affiliation with us, as party plaintiff and a new claim for inducement to breach a contract. We filed our motion to dismiss the second amended complaint on January 31, 2008, which was granted in part and denied in part. The court dismissed the claims for unjust enrichment and promissory estoppel. On August 14, 2008, Mr. Guccione filed a voluntary petition for Chapter 7 bankruptcy. Mr. Guccione filed a dismissal of the bankruptcy proceedings on November 4, 2009. The Court dismissed the bankruptcy action on November 9, 2009. The settlement agreement between Mr. Guccione and his judgment creditors assigns all rights to the New York state court action to his judgment creditors. The New York state court action has now resumed. On January 8, 2010, we filed an amended answer with counterclaims against Guccione and Penthouse Publications Limited for conversion, breach of fiduciary duty, declaratory relief and indemnification. No specific amount of damages has been requested in the counterclaims. In January and February 2010, certain defendants filed their answers to Plaintiff’s Second Amended Complaint with cross claims against us for contribution and indemnification. No specific amount of damages has been requested. We filed answers and affirmative defenses to the cross-claims in February and March 2010. Mediation was set for November 2010; however, Mr. Guccione passed away in October 2010. The case is stayed pending substitution of his estate. We and our officers believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit and prosecute the counterclaims.

On November 28, 2006, Antor Media Corporation, or Antor, filed a complaint against us, our subsidiary, General Media Communications, Inc., and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, alleging infringement of U.S. Patent No. 5,734,961 titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested, and injunctive relief was sought. We and our subsidiary filed an answer, affirmative defenses and counterclaims. In a separate patent reexamination proceeding before the United States Patent and Trademark Office (“USPTO”) that was filed by third parties sued by Antor, the USPTO issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. In August 2008, the USPTO issued its final office action, sustaining the rejection of Plaintiff’s original 29 claims and rejecting the 83 new claims. Antor filed its Petition to Vacate Finality of Office Action, on the grounds it introduced new grounds of rejection. Based on the final office action in the reexamination proceeding, we filed an expedited motion to stay the lawsuit. In December 2008, pursuant to an order granting a second reexamination proceeding filed by a third party, the USPTO issued a non- final office action again rejecting the original 29 claims of the patent and the 83 new claims. The two reexamination proceedings were ultimately merged. In February 2009, Plaintiff filed a response in which it agreed to cancel the 83 new claims previously proposed. On May 11, 2009, the Court entered an Order granting Defendants’ Motion to Stay the lawsuit as modified. On May 22, 2009, the defendants accepted the terms of the Court’s proposed Stipulation regarding the use of prior art at trial and filed their Stipulation. On June 5, 2009, the USPTO issued a Final Office Action in the merged reexamination proceeding, rejecting all of Plaintiff’s claims. Plaintiff filed an appeal in the reexamination proceeding on July 7, 2009 and an appellate brief on October 8, 2009. On October 21, 2010 the USPTO Board of Patent Appeals (the “Board”) entered an order in the reexamination proceeding affirming the rejection of Antor’s claims. On December 21, 2010, Antor filed a request for rehearing before the Board. On March 23, 2011, the Board denied Antor’s request for rehearing. Antor has until May 23, 2011 to appeal the Board’s October 21, 2010 decision rejecting its claims. The lawsuit will remain stayed pending the conclusion of the reexamination proceeding before the USPTO. We and our subsidiary believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit.

On or about November 27, 2006, John Fithian filed a consumer class action arbitration at Judicial Arbitration and Mediation Services, Inc., or JAMS, in San Jose, California, alleging a nationwide class action against our subsidiary Various, Inc. under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Claimants moved for class certification on December 6, 2010. We dispute the claims and intend to defend the arbitration vigorously.

After our acquisition of Various, Inc. in December 2007, we became aware that Various, Inc. had not collected VAT from subscribers in the European Union nor had Various, Inc. been paying VAT to the appropriate tax jurisdictions. As of December 31, 2010, the total amount of historical uncollected VAT payments was approximately $39.4 million, including approximately $19.5 million in potential penalties and interest. However, the resulting liability for such omissions has yet to be determined and there can be no assurance that we will reach a favorable outcome with the tax jurisdictions. We have registered effective July 1, 2008 with the tax authorities of the applicable jurisdictions and effective July 29, 2008 have begun collecting VAT from our subscribers in the European Union. We have initiated discussions with most of these tax jurisdictions on resolving the liability and we have come to a resolution with respect to the liability in certain tax jurisdictions but there can be no assurance that we will reach a favorable accommodation with all of these tax jurisdictions. If we are unable to reach a favorable accommodation with these tax jurisdictions, the terms of the payment of these liabilities could adversely affect our financial condition. On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we are not subject to VAT in the United Kingdom in connection with providing internet services. Certain member states, including the United Kingdom, have ruled that we are not required to register and account for VAT in their jurisdiction. There can be no assurance that the tax authorities of these jurisdictions will not, at some point in the future, revise their current position and require us to register and account for VAT. Our primary recourse to the sellers for any losses suffered by us as a result of such liabilities (VAT-related or otherwise) was to offset the principal amount of the Subordinated Convertible Notes by the amount of any such losses. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. The sellers have denied responsibility for the VAT liability. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether claims are VAT related or not) by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. On November 17, 2009, we filed a lawsuit against Grant Thornton LLP and two individuals who worked for Grant Thornton LLP in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, alleging accounting malpractice arising from the defendants’ failure to advise of the VAT issue as part of its provision of pre-acquisition due diligence services conducted on acquisition targets Various, Inc., its subsidiaries and certain affiliates. On August 17, 2010, we filed an Amended Complaint. On December 3, 2010, we filed a Second Amended Complaint. Grant Thornton LLP and the two individuals have moved to dismiss this case. The Court denied portions of Defendants’ Motion to Dismiss on April 1, 2011. On April 25, 2011 the Defendants’ filed a Motion for Reconsideration. On November 17, 2010, we filed a substantially similar lawsuit in the Supreme Court of the State of New York.

On or about March 26, 2009, Kevin Cammarata filed a complaint against our subsidiary FriendFinder California, Inc. and other defendants in the State Superior Court of California, County of Los Angeles in connection with their advertising on a free adult content website run by a third party known as Bright Imperial Limited. In April 2009, we and our subsidiary Various, Inc. were added as defendants. The complaint alleges that the defendants aided and abetted Bright Imperial Limited in engaging in below cost competition and unlawful use of “loss leaders” in violation of California law by providing free, apparently professionally produced adult content. The plaintiff is seeking $10.0 million in damages, trebled to at least $30.0 million, plus injunctive relief and attorneys’ fees. On May 8, 2009, the Court denied the Plaintiff’s request for an Order to Show Cause concerning its request for preliminary injunction, citing insufficient evidence among other factors. On May 26, 2009, we filed an “Anti-SLAPP” Motion to Strike the Complaint along with a Motion to Dismiss the claims in the Complaint. On or about July 24, 2009, Plaintiff stipulated to the form of an Order on the Anti-SLAPP Motion that finds in favor of us, effectively terminating the case. On August 10, 2009, Plaintiff filed his Notice of Appeal. In January 2011, the Order was affirmed by the appellate court.

On May 19, 2009, representatives for Summit Trading Limited, or Summit, sent a letter to our outside legal counsel, alleging that we, Interactive Brand Development, Inc. (a holder of our Series B common stock) and entities affiliated with Marc Bell and Daniel Staton defrauded Summit of financial compensation for services provided to our predecessor entity, General Media Inc. Among other claims, Summit asserted bad faith breach of contract and fraud by our management and us, and claimed it is owed an equity interest in us, as well as compensatory, punitive and exemplary damages in excess of $500.0 million. No legal action has been taken to date by Summit against us. We believe that the allegations stated in the letter are vague and lack factual basis and merit. Should Summit take legal action, we would vigorously defend the lawsuit.

On November 16, 2010, Patent Harbor, LLC filed a complaint for patent infringement against, among others, Penthouse Digital Media Productions Inc. (“PDMP”), in the U.S. District Court for the Eastern District of Texas. The complaint alleges an infringement of U.S. Patent No. 5,684,514 (the “514 Patent”) issued for an invention titled “Apparatus and Method for Assembling Content Addressable Video”. No specific amount of damages has been requested. However, on November 16, 2010, we received a settlement demand from Plaintiff in the amount of $800,000, which was lowered to $500,000. On January 28, 2011, we filed an answer, affirmative defenses and counterclaims. On February 25, 2011, Patent Harbor, LLC filed an answer to our counterclaims. A Markman Hearing is currently set for October 4, 2011. A Pre-Trial Conference is set for September 20, 2012. Trial is set to commence on October 9, 2012. While this case is at a very early stage, we believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit. We have no insurance coverage for patent infringement claims generally or for claims from this lawsuit.

On April 13, 2011, Facebook, Inc., or Facebook, filed a complaint against us and certain of our subsidiaries in the U.S. District Court for the Northern District of California, alleging trademark infringement with regard to the use of the terms “face book of sex”. The Complaint contains causes of action for: trademark dilution, false designation of origin, trademark infringement, violation of the Anti-Cybersquatting Consumer Protection Act, and for unfair competition. The Complaint also seeks a declaratory judgment that Facebook’s use of “friend finder” on its website is a descriptive fair use that does not infringe Various’ trademark rights in the “FRIENDFINDER” mark. No specific amount of damages has been sought. However, the Complaint requests monetary relief, injunctive relief, punitive damages, cancellation of the “FRIENDFINDER” marks, attorneys’ fees, other equitable relief, and costs among other things. We intend to vigorously defend the lawsuit.

We believe there are currently no litigation or legal or administrative proceedings, including the ones described above, pending against us that are likely to have, individually or in the aggregate, a material adverse effect on our business or our results of operations. However, as described before, we recognized a loss of $13.0 million in connection with the Broadstream arbitration, and an arbitration award in that matter could result in a breach of our covenants under our New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes resulting in an event of default.

MANAGEMENT

The following sets forth certain information concerning our executive officers, other key employees and directors as of May 5, 2011.

Name	Age	Position
Marc H. Bell	43	Chief Executive Officer, President and Director
Daniel C. Staton	58	Chairman of the Board and Treasurer
Ezra Shashoua	56	Chief Financial Officer
Anthony Previte	46	Chief Operating Officer
Robert Brackett	33	President, internet group
Robert B. Bell	71	Director
Barry W. Florescue	67	Director
James “Jim” LaChance	46	Director
Toby E. Lazarus	43	Director
Jason Smith	38	Director

Executive Officers and Key Employees

Marc H. Bell has been our Chief Executive Officer, President and a Director since October 2004. Mr. Bell has served as a member of the Board of Directors of ARMOUR Residential REIT, Inc. (NYSE: ARR) since November 2009. Mr. Bell served as Chairman of the Board of Directors and Treasurer of Enterprise Acquisition Corp. (AMEX: EST), or EAC, a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007 until November 2009. Mr. Bell has served as Managing Director of Marc Bell Capital Partners LLC, an investment firm which invests in media and entertainment ventures, real estate and distressed assets, since 2003. Previously, Mr. Bell was the founder and President of Globix Corporation, a full-service commercial internet service provider with data centers and a private network with over 20,000 miles of fiber spanning the globe. Mr. Bell served as Chairman of the Board of Globix Corporation from 1990 to December 2002 and Chief Executive Officer from 1990 to 2001. Globix, which went public in 1996 under the name Bell Technology Group, Ltd. and was renamed Globix Corporation in 1998, offered internet connectivity and sophisticated internet-based solutions to large and medium size companies through a host of vertically-integrated businesses. Globix was an initial investor in NetSat Express, a satellite communications joint venture with Globecomm Systems Inc. and Reuters Group plc, which was later sold to Globecomm Systems Inc. In January 2002, Globix filed for Chapter 11 bankruptcy and emerged from Chapter 11 bankruptcy in April 2002 after the United States Bankruptcy Court confirmed its plan of reorganization. Mr. Bell remained the non-executive Chairman of Globix until December 15, 2002. Mr. Bell was also a member of the Board of Directors of EDGAR Online, Inc., an internet-based provider of filings made by public companies with the SEC, from 1998 to 2000. Mr. Bell has also been a co-producer of several Broadway musicals and plays (Jersey Boys, The Wedding Singer, August: Osage County, A Catered Affair) and has been a winner of the American Theatre Wing’s Tony Award (“2008 Best Play” for August: Osage County and “2006 Best Musical” for Jersey Boys). Mr. Bell is a member of the Board of Trustees of New York University and New York University School of Medicine and was an adjunct instructor at the Global Entrepreneurship Center of Florida International University, where he taught graduate courses in Entrepreneurship. Mr. Bell holds a B.S. degree in accounting from Babson College and an M.S. degree in real estate development and investment from New York University. Mr. Bell is the son of Robert B. Bell, one of our directors.

Mr. Bell’s past executive leadership experience with public and private companies, as well as serving on the board of directors of several public companies, allow him to provide valuable business, leadership, and management advice to the board of directors.

Daniel C. Staton has been our Chairman of the Board since October 2004 and our Treasurer since December 2008. Mr. Staton has served as Chairman of the Board of Directors of ARMOUR Residential REIT, Inc. (NYSE: ARR) since November 2009. Mr. Staton served as President and Chief Executive Officer and as a member of the Board of Directors of EAC, a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007 until November 2009. Mr. Staton has served as Managing Director of Staton Capital LLC, a private investment firm, since 2003.

Mr. Staton served as President of The Walnut Group, a private investment firm that has made over 20 private equity and venture capital investments, from 1997 to January 2007. Prior to forming The Walnut Group, Mr. Staton served as General Manager and partner of Duke Associates from 1981 to 1993. With its initial public offering, Mr. Staton became Chief Operating Officer and a director of Duke Realty Investments, Inc. (NYSE: DRE), a real estate investment trust, from 1993 to 1997. Mr. Staton served as Chairman of the Board of Directors of Storage Realty Trust, a real estate investment trust, from 1997 to 1999 and led its merger with Public Storage (NYSE: PSA), where he has served on the Board of Directors since 1999. The Walnut Group was an initial investor and Mr. Staton served as director of Build-a-Bear Workshop (NYSE: BBW), a specialty retailer with over 300 stores, from 1998 until its initial public offering in 2004. The Walnut Group was an initial investor in Deal$: Nothing Over a Dollar, a specialty retailer which grew from one location to 67 locations until its sale to Supervalu Inc. in 2002. In connection with other investments by The Walnut Group, Mr. Staton served as director of Ameristop, a convenience store operator with over 140 locations, from 1998 to 2003, as a director of Skylight Financial, a credit card company for the “underbanked,” from 1998 until its sale in 2007 and as a director of Changing Paradigms, a leader in private-label household products, from 1999 until its sale in 2006. Mr. Staton also invested in and served as a director of United Sports Ventures, owner of three minor league baseball and four minor league hockey teams, from 1997 to 2002. Mr. Staton has co-produced or invested in numerous successful Broadway musicals, and plays including The Producers, Hairspray, Jersey Boys, and August: Osage County all of which won the Tony Award for “Best Musical” or “Best Play” as well as A Catered Affair and Smokey Joe’s Café, Broadway’s longest-running musical revue. Mr. Staton majored in Finance at the University of Missouri and holds a B.S. degree in specialized business from Ohio University and a B.S. degree in business (management) from California Coast University. Mr. Staton has served as Executive in Residence at both the University of Missouri and Ohio University.

Mr. Staton has extensive experience serving on the board of directors of private and public companies and sourcing private equity and venture capital investments and brings significant corporate governance expertise to the board of directors.

Ezra Shashoua has been our Chief Financial Officer since January 2008. From September 2007 to January 2008, Mr. Shashoua served as a consultant to us. Mr. Shashoua also served as the Chief Financial Officer of EAC, a publicly held blank check company organized for the purpose of effecting a merger, acquisition or other similar business combination with an operating business, from January 2008 to November 2009. From June 2003 to May 2007, he was Executive Vice President and Chief Financial Officer of Cruzan International, Inc., a Florida-based publicly-held spirits company which owned the Cruzan Rum brand and several manufacturing plants. He was part of the management team that grew the Cruzan brand into a 700,000 annual case premium rum. Prior to his employment at Cruzan, Mr. Shashoua served as Executive Vice President from 2001 to June 2003 at NationsRent, Inc., a publicly-held NYSE equipment rental company. NationsRent filed a voluntary bankruptcy petition in December 2001. The plan of reorganization, the development of which was led by Mr. Shashoua, was confirmed by the bankruptcy court in May 2003. Mr. Shashoua had previously been at 7-Eleven, Inc. where he served in several roles of increasing responsibility over 18 years culminating in his appointment as Chief Financial Officer. During his tenure, 7-Eleven, Inc. went through a leveraged buyout, reorganization and sale. After reorganization, Mr. Shashoua was a leader of the management team that revitalized the 7-Eleven convenience store concept. Mr. Shashoua started his career as an attorney at the law firm of Sonnenschein Nath & Rosenthal LLP in Chicago. He holds a B.A. degree from Northwestern University and a J.D. degree from Illinois Institute of Technology-Chicago Kent College of Law.

Anthony Previte has been our Chief Operating Officer since February 2008. From March 2003 to January 2008, Mr. Previte was Managing Member of Starsmith LLC, a financial business consulting and outsourcing services company that provided consulting services to us from December 2006 until December 2007. From October 1998 to March 2003, Mr. Previte was with Globix Corporation where he served as Chief Technology Officer and Chief Operating Officer. In January 2002, Globix filed for Chapter 11 bankruptcy and emerged from Chapter 11 bankruptcy in April 2002 after the United States Bankruptcy Court confirmed its plan of reorganization.

Robert Brackett has been the President of our internet group since December 2007. Prior to that, Mr. Brackett was Interim President of Various from October 2006 to December 2007, when we acquired Various. From 2003 to 2006, Mr. Brackett served as Chief Technology Officer of Various. Over the last four years he has spearheaded Various’ infrastructure and software growth. From 1999 to 2001, Mr. Brackett was software developer at iPrint

Technologies, the internet’s first online print shop. Mr. Brackett developed software at iPrint to allow the easy creation of custom print shops for many large businesses such as Oracle, Washington Mutual and 3M. Mr. Brackett graduated from the University of California-Santa Cruz with highest honors in computer science and honors in language studies.

Non-Employee Directors

Robert B. Bell has been a Director since 2005. Currently retired, Mr. Bell served as Executive Vice President and Chief Financial Officer of Globix Corporation from 1994 to September 1999. Prior to joining Globix, Mr. Bell was a practicing attorney in New York City at the firm of Bell, Kalnick, Beckman, Klee and Green LLP, which Mr. Bell founded in the early 1970s and specialized in the law of international real estate joint ventures and investment. He is the author of Joint Ventures in Real Estate published by John Wiley & Sons. Prior to 1994, Mr. Bell was for over 15 years an Adjunct Professor at New York University. Mr. Bell has a B.S. degree from New York University and a Juris Doctorate degree from the University of California at Berkeley. Mr. Bell is the father of Marc H. Bell, our Chief Executive Officer and a Director.

Mr. Bell’s past position as a vice president and chief financial officer for a public company as well as his many years of experience as a practicing attorney provide valuable insight to the board of directors, particularly as it relates to management, financial and legal matters.

Barry W. Florescue has been a Director since 2005. Since 1989, Mr. Florescue has also been the Chairman of the Board, Chief Executive Officer and majority stockholder of Century Financial Group, Inc., a private holding company which, until November 13, 2009, owned Century Bank, F.S.B. a federally chartered thrift institution based in Sarasota, Florida. During that time he also served as a director of Century Bank. On November 13, 2009, Century Bank was closed by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation was named receiver. Century Financial Group, Inc. was not included in the closing of the bank or resulting receivership. Mr. Florescue has also been Chairman of the Board and President of BMD Management Company, Inc. since 1980. BMD is a privately-owned management services, finance and real estate investment company which has managed fast food and casual dining restaurants and now primarily manages more than 20 commercial real estate properties in Florida, Colorado and New York. From 1996 to December 2004, Mr. Florescue was the major stockholder, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of BFMA Holding Corporation, a private holding company which owned and operated Marietta Corporation, a company that manufactures personal care amenities for the hospitality market and provides contract manufacturing and packaging for companies in the personal care, cosmetic, over-the-counter pharmaceutical, household care and food industries. Since 2003, Mr. Florescue has been the Chairman of the Board and Chief Executive Officer of Caswell-Massey Holding Corporation, a 250 year old company that sells Caswell-Massey brand bath and beauty products through its retail stores, mail-order catalog and website, as well as through department stores and chain retailers. Mr. Florescue also served as Chairman of the Board and Chief Executive Officer of Renaissance Acquisition Corp, an NYSE Amex listed blank check company, which completed its initial public offering in January 2007 with net proceeds of approximately $91 million and Mr. Florescue is on the Executive Advisory Committee of the Simon Graduate School of Business Administration and is a Trustee of the University of Rochester. Mr. Florescue received a B.S. degree from the University of Rochester and a Master of Business Administration degree from New York University Graduate School of Business. Mr. Florescue earned his CPA certification in 1970.

Mr. Florescue’s many years of experience working as chairman of the board, director or chief executive officer of several private and public companies allows him to provide significant business, leadership, and management advice to the board of directors.

James “Jim” LaChance has been a Director since October 2008. Since 2004, Mr. LaChance has served as the non-executive Chairman of the Board of Northern Offshore Ltd., a drilling and production services company listed on the Oslo Stock Exchange (Oslo BØrs: NOF). From July 2005 to February 2008, Mr. LaChance served as portfolio manager at Satellite Asset Management, L.P., an investment management fund in New York with approximately $7 billion assets under management. From 2002 to June 2005, he was a Partner at Post Advisory Group, LLC, an investment management firm in Los Angeles with $8 billion assets under management. Prior to that, from 1997 to 2001, he managed a number of hedge funds for LibertyView Capital Management. Mr. LaChance began his professional career as an audit and management consultant for Arthur Andersen & Co. Subsequent to obtaining his MBA, Mr. LaChance worked as a restructuring and merchant banker with Chase Manhattan Bank. Mr. LaChance graduated from Northeastern University with a B.A. degree in business administration and an M.B.A. degree from the Stern School of Business at New York University.

Mr. LaChance has over ten years of investment banking and investment management experience, which allows him to provide valuable insights and advice to the board of directors, particularly as it pertains to the capital markets.

Toby E. Lazarus has been a Director since March 2009. Since 2004, Dr. Lazarus has served as Vice President of Operations for Lumen Management LLC. Lumen Management LLC is the general partner of Lumen Capital LP. Lumen Capital LP is a multi-strategy investment partnership focusing on small and mid-cap companies. Prior to joining Lumen Management LLC, she served in various positions in hospitals and health centers across the United States with an emphasis on developmental psychology and psychiatry. Dr. Lazarus graduated from Johns Hopkins University, Phi Beta Kappa with honors in psychology, received her M.A. and Ph.D. in developmental psychology from the University of Chicago with a focus on neuropsychology and has presented her work at various conferences in the United States.

Ms. Lazarus’ past management positions and extensive understanding of organizational behavior provide important expertise to the board of directors, particularly as it relates to management and employee matters.

Jason H. Smith has been a Director since 2005. Since 2007, Mr. Smith has overseen and managed investments for Fortune Recovery, LLC, a recycling company, and BJS Family Partnership, Ltd. and B-Smith Enterprises, companies which own four industrial real estate properties totaling 2.4 million square feet in three states. From 1994 to December 2008, Mr. Smith was the Chief Operating Officer at Hopper Radio of Florida Inc., a consumer electronics distribution business which, among other things, sourced and distributed the Memorex brand of consumer electronics. Mr. Smith spearheaded the Disney Electronics line of consumer electronics which debuted in 2003 through a partnership with Disney Consumer Products. He oversaw the due diligence process in the eventual sale of the business to Imation in 2007. Mr. Smith graduated from the University of Florida with a B.Sc. degree in business administration, with a major in marketing and a minor in environmental studies.

Mr. Smith’s past investment management experience, as well as his work spearheading corporate initiates, allows him to provide valuable business and leadership advice to the board of directors.

Other Management Commitments

In November 2009, EAC consummated a merger with ARMOUR. Mr. Staton serves as Chairman and Mr. Bell serves as a director of ARMOUR. In addition, Staton Bell Blank Check LLC, an entity affiliated with Messrs. Bell and Staton, is contractually obligated to provide services to ARMOUR Residential Management, LLC, or ARRM, which entity will manage and advise ARMOUR, pursuant to a sub-management agreement and Staton Bell Blank Check LLC will be receiving a percentage of the net management fees earned by ARRM. These services may include serving as a consultant to ARRM with respect to the periodic review of the “guidelines” (as defined in the sub-management agreement); identifying for ARRM potential new lines of business and investment opportunities for ARMOUR; identifying for and advising ARRM with respect to selection of independent contractors that provide investment banking, securities brokerage, mortgage brokerage and other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services as may be required relating to the investments of ARMOUR and its subsidiaries; advising ARRM with respect to ARMOUR’s stockholder and public relations matters; advising and assisting ARRM with respect to ARMOUR’s capital structure and capital raising; and advising ARRM on negotiating agreements relating to programs established by the U.S. government. The sub-management agreement requires the consent of ARRM (not to be unreasonably withheld) prior to any transfer of any membership interests in Staton Bell Blank Check LLC that would result in Messrs. Staton and Bell, and certain of their respective affiliates and other permitted transferees, no longer holding a majority-interest in Staton Bell Blank Check LLC. We expect that Messrs. Bell and Staton will devote approximately ten percent of their combined time to ARMOUR. Each of Messrs. Bell and Staton expect to devote a small percentage of their time to Marc Bell Capital Partners LLC and Staton Capital LLC, respectively, as is required from time to time. While the amount of time devoted to each of these entities will vary, we remain the primary focus of each of Messrs. Bell and Staton.

Composition of the Board of Directors

All of our directors serve until the next annual meeting of stockholders and their successors are elected or appointed, or until their earlier death, retirement, disqualification, resignation or removal. Our bylaws set the authorized number of directors at not less than two but not more than fifteen, with the actual number fixed by our board of directors or by a majority vote of our stockholders. The size of our board of directors is currently set at seven. Our bylaws authorize the board of directors to designate one or more committees, as it deems desirable, each consisting of one or more of the directors, and alternate members thereof, with such powers and authority (to the extent permitted by law and the bylaws) as may be provided in the board resolution establishing the committee.

Pursuant to the indenture governing the New First Lien Notes and the Cash Pay Second Lien Notes, the holders of 51% of such notes (excluding notes held by affiliates of Messrs. Conru and Mapstead), are entitled to designate one member of our board of directors (two members if the board shall have more than 10 members) and one person to serve as an observer at all meetings of our board of directors. In addition, pursuant to the indenture governing the Non-Cash Pay Second Lien Notes, holders of 51% of such notes are entitled to designate one person to serve as an observer at all meetings of our board of directors. Messrs. Conru and Mapstead currently hold in excess of 51% of such Non-Cash Pay Second Lien Notes). As of the date of this offering, no board designees or observers have been designated.

The election of any of the designees of the foregoing would result in an increase in the number of directors on the board of directors.

Board Committees and Independence

We currently have a compensation committee comprised of Marc Bell and Daniel Staton, the sole purpose of which is to grant a limited number of stock options to new employees. Effective upon consummation of this offering, we will establish an audit committee, a nominating and corporate governance committee and a compensation committee that comply with the applicable rules and regulations of the SEC and Nasdaq Global Market. The audit committee will consist of Messrs. Florescue, LaChance and Smith, the compensation committee will consist of Messrs. Smith and LaChance and Dr. Lazarus and the nominating and corporate governance committee will consist of Messrs. Florescue and Smith and Dr. Lazarus. Our board of directors has determined that each of these directors is “independent” within the meaning of the applicable rules and regulations of the SEC and Nasdaq Global Market.

In addition, we believe Mr. LaChance, one of our independent directors, qualifies as an “audit committee financial expert” as the term is defined by the applicable SEC rules and regulations and Nasdaq Global Market listing standards, which we believe is consistent with his experience.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing, replacing and overseeing the work of the registered independent public accounting firm, including compensation and any fees paid to such accounting firm in relation to its services;

•	appointing an internal audit officer to handle the internal audit function of the Company, and reviewing such appointment as necessary;

•	reviewing and discussing with management, the internal audit officer and the registered independent accounting firm our quarterly and annual financial statements and discussing with management our earnings releases;

•	pre-approving all auditing services and permissible non-audit services provided by our registered independent public accounting firm;

•	engaging in a dialogue with the registered independent public accounting firm regarding relationships that may adversely affect the independence of the registered independent public accounting firm and, based on such review, assessing the independence of the registered independent public accounting firm;

•	taking appropriate steps to confirm the independence of the independent public accounting firm, including recommending to the board of directors to take appropriate action to oversee the independence of the independent public accounting firm;

•	providing the audit committee report to be filed with the SEC in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with our Chief Executive Officer, Chief Financial Officer, management, internal audit officer and registered independent accounting firm, management’s annual assessment of the effectiveness of the internal controls;

•	reviewing and discussing with our Chief Executive Officer, Chief Financial Officer, management, internal audit officer and registered independent accounting firm the adequacy and effectiveness of our internal controls over our financial reporting including any significant deficiencies in the design or operation of our internal controls or material weaknesses and the adequacy and effectiveness of our disclosure controls and procedures;

•	reviewing and approving related party transactions in accordance with our related party transaction policy;

•	reporting on its activities in our annual proxy statement; and

•	reviewing and assessing annually the adequacy of the audit committee charter.

Mr. LaChance will serve as chairman of this committee.

Compensation Committee

The principal responsibilities of the compensation committee will be, among others:

•	reviewing and determining the compensation of our executive officers;

•	recommending to the Board the cash compensation of the Company’s directors;

•	granting equity and other incentive awards to executive officers, directors and other eligible individuals under our equity plans and determining the terms and conditions of such awards;

•	making recommendations to the board of directors with respect to amendments to our equity plans and changes in the number of shares reserved for issuance thereunder;

•	duplicative of issuing a report on executive compensation in accordance with applicable rules and regulations of the SEC for inclusion in our annual proxy statement;

•	evaluating the performance of our Chairman of the Board and Chief Executive Officer (and such other executive officers as it deems appropriate) in light of the our current business environment and our strategic objectives;

•	evaluating the need for, and provisions of, employment agreements or severance arrangements for the executive officers or, if so directed, our board of directors or other officers;

•	reviewing trends in executive compensation, overseeing the development of new compensation plans, and, when necessary, approving the revision of existing executive compensation plans; and

•	reviewing and assessing annually the compensation committee’s performance.

Dr. Lazarus will serve as the chairman of this committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for, among other things:

•	leading the search for and recommending qualified candidates or nominees for the board of directors to be proposed for election by the shareholders and individuals to be considered by the board of directors to fill vacancies;

•	reviewing periodically the criteria for the selection of new directors and recommending any proposed changes to our board of directors;

•	developing and recommending to our board of directors a set of corporate governance principles applicable to us;

•	monitoring and overseeing matters of corporate governance, including the evaluation of board performance and processes and the “independence” of directors; and

•	reviewing and assessing annually the performance of the nominating and corporate governance committee.

Mr. Smith will serve as the chairman of this committee.

Compensation Committee Interlocks and Insider Participation

Other than with respect to Messrs. Bell’s and Staton’s service on the board of directors and as executive officers of EAC, none of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors. As previously discussed, our compensation committee is currently comprised solely of Marc Bell, our Chief Executive Officer, President and a director and Daniel Staton, our Treasurer and Chairman of the Board, which committee’s sole purpose is to grant a limited number of stock options to new employees. Both of Messrs. Bell and Staton are involved in transactions with us. For more information regarding these related party transactions, see the section entitled “Certain Relationships and Related Party Transactions.” Upon the consummation of this offering, our compensation committee will be reconstituted so that it is solely comprised of independent directors.

Code of Business Conduct and Ethics and Code of Ethics for the Chairman and Chief Executive Officer and Senior Financial Officers

We have adopted a code of business conduct and ethics that applies to our Chief Executive Officer, our Chief Financial Officer as well as all other executive officers, directors and employees. We have also adopted a code of ethics for the chairman and chief executive officer and senior financial officers. Our code of business conduct and ethics and code of ethics for the chairman and chief executive officer and senior financial officers codify the business and ethical principles that govern all aspects of our business and will be made available in print, free of charge, to any stockholder requesting a copy in writing from our Secretary at our headquarters in Boca Raton, Florida. Copies of our code of business conduct and ethics and code of ethics for the chairman and chief executive officer and senior financial officers will be available on our website at www.ffn.com, under “About us: Corporate Governance” upon the consummation of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our executive officers that appear in the “Summary Compensation Table” below (referred to throughout this section collectively as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2010 were:

•	Marc H. Bell, Chief Executive Officer and President

•	Daniel C. Staton, Chairman of the Board and Treasurer

•	Ezra Shashoua, Chief Financial Officer

•	Anthony Previte, Chief Operating Officer

•	Robert Brackett, President, internet group

Mr. Bell served in the role of Chief Executive Officer during 2010 and Mr. Shashoua served in the role of Chief Financial Officer during 2010. In addition to serving as Chairman of the Board, Mr. Staton served as Treasurer in 2009 and played an integral role in the management of our company. Each of these persons is included in the “Summary Compensation Table” below because of his position or role with us, together with Messrs. Previte and Brackett, who are included based on compensation earned in 2010.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Bell and Staton and was established for the sole purpose of granting a limited number of stock options to new employees. Upon the completion of this offering, we will reconstitute our compensation committee in accordance with the rules and regulations of the SEC, Nasdaq Global Market and Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Effective upon the consummation of this offering, our compensation committee will, in consultation with senior management, promulgate a general compensation philosophy and objectives. Our compensation committee will also be responsible for determining the compensation of our executive officers. Our compensation committee will also be responsible for reviewing and determining our incentive compensation and equity-based plans, including granting stock options and other equity-based awards. Historically, except for the granting of stock options, compensation decisions have been the responsibility of our board of directors and our Chief Executive Officer and our Chairman of the Board. The board of directors, in conjunction with our Chief Executive Officer and our Chairman of the Board (and, upon the consummation of this offering, our compensation committee), strives and will strive to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

To date, we have not established a formal compensation philosophy. Rather, compensation decisions have been made on a case-by-case basis by our Chief Executive Officer, our Chairman of the Board and our board of directors with the goal of hiring and retaining individuals with proven ability and compensating them in a manner that is commensurate with the quality and level of their contributions to our company. Our Chief Executive Officer, Chairman of the Board and board of directors consider a variety of factors in determining the compensation of our executives, including our named executive officers. Such factors include, but are not limited to, prior training, prior relevant work experience and the extent to which an executive officer possesses such skills or knowledge that render him or her essential to our business or difficult to replace.

Our overall compensation philosophy and objectives did not change between 2009 and 2010, and decisions have continued to be made on a case by case basis. After this offering, our compensation committee will be responsible for establishing a compensation philosophy with input from senior management. We expect that our compensation committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance, such as meeting certain revenue targets, with commensurate compensation as part of a comprehensive compensation policy.

Role of Executive Officers in Compensation Decisions

In 2010, decisions as to the compensation of our executive officers were made primarily by our Chief Executive Officer and our Chairman of the Board. However, our board of directors was responsible for making decisions regarding the compensation of our Chief Executive Officer and our Chairman of the Board. Mr. Previte, in consultation with Mr. Shashoua, also served a role in making compensation decisions during 2010 through the establishment of bonus pools that were allocated amongst management and staff of certain divisions of our company if financial and performance objectives were met.

In the past, executive officers who are also board members participated in the discussion of their compensation but abstained from the determination of their compensation. Our Chief Executive Officer and our Chairman of the Board reviewed the performance of each of our named executive officers (other than their own performance which has historically been reviewed by our board of directors) periodically but not in accordance with any specific schedule. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and bonus payout amounts, were presented to our board of directors, which had the discretion to modify any recommended adjustments or awards to executives. In 2009, our Chief Executive Officer and our Chairman

of the Board recommended that Mr. Brackett continue to be allocated a portion of any bonus pool established with respect to our internet division and thus Mr. Previte was primarily responsible for determining Mr. Brackett’s bonus payment in 2009. Mr. Brackett’s bonus arrangements for 2010 and thereafter are covered by his new employment agreement as described below.

After completion of this offering, our compensation committee will determine each element of compensation for our executive officers. We anticipate that our Chief Executive Officer and our Chairman of the Board will continue to review the compensation and performance of each executive officer other than themselves annually and make recommendations to the compensation committee regarding each executive officer’s total compensation package for the following year. The compensation committee will in turn make the final decisions regarding compensation packages, taking into account such input.

To date, our board of directors has approved recommendations regarding incentive compensation and equity-based plans. In 2008, our board of directors approved the adoption of our 2008 Stock Option Plan and agreements to grant options to purchase shares of our common stock to all of our officers under the plan. Our compensation committee, comprised of Messrs. Bell and Staton, has had the authority to approve grants of options to purchase up to 1,000 shares of common stock to new employees without the approval of our board of directors. In 2009, our board of directors approved our 2009 Restricted Stock Plan which became effective thereupon, subject to the consummation of this offering. Following the consummation of this offering, incentive compensation and awards under equity-based plans will be determined by our compensation committee.

Setting Executive Compensation

Due to the unique nature of each named executive officer’s duties, our criteria for assessing executive performance and determining compensation in any given year are inherently subjective and are not based upon specific formulas or weighing of factors. While our compensation committee has a general understanding of the compensation practices of other similar companies and does consider general marketplace information when making compensation decisions, we have not, to date, felt it necessary to utilize the services of a compensation consultant or to do any formal benchmarking.

Executive Compensation Components

The principal components of compensation for our executive officers, including our named executive officers, are:

•	base salary;

•	bonuses;

•	long-term equity incentive compensation in the form of stock options under our 2008 Stock Option Plan and, subject to the approval of our compensation committee, restricted stock following the consummation of this offering; and

•	retirement benefits.

Our compensation committee authorizes payment of each of these components in order to ensure that a desirable overall mix is established between base compensation and incentive compensation. The committee also evaluates on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace for which we compete for executive talent. Overall, our committee believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our named executive officers.

In 2010, Messrs. Bell and Staton were compensated pursuant to the terms of a management agreement entered into with Bell & Staton, Inc. which contemplates their performance of certain management services. In December 2008, our board of directors approved new forms of employment agreements for Messrs. Bell and Staton. On March 14, 2011, our Board approved revised forms of these agreements, each of which will become effective upon the consummation of this offering, and an employment agreement for Mr. Previte, which is effective upon signing. Our board of directors approved these employment agreements in order to compensate Messrs. Bell, Staton and

Previte for their efforts in consummating an initial public offering and for the increased responsibility associated with public companies. Messrs. Shashoua and Brackett also had employment agreements in place in 2010. Mr. Previte’s compensation was previously determined in accordance with a consulting agreement and on March 14, 2011, our board approved an employment agreement for Mr. Previte. These agreements are described in greater detail below.

Base Salary

We provide our executive officers and other employees with base salary to compensate them for services rendered during the year. Base salary ranges for named executive officers are determined for each executive based on his or her position and scope of responsibility. The initial base salary for most of our named executive officers was established in their initial service agreements with us.

Salary levels are reviewed occasionally upon a promotion, a material change concerning the company or other material change in job responsibility. Merit based increases for executive officers other than our Chief Executive Officer and our Chairman of the Board are based on our Chief Executive Officer’s and our Chairman of the Board’s assessment of the individual’s performance.

In reviewing base salaries for our executive officers, our Chief Executive Officer and our Chairman of the Board primarily consider:

•	the executive officer’s total compensation package, both individually and relative to other executive officers; and

•	the individual performance of the executive officer.

Our Chief Executive Officer and our Chairman of the Board review these criteria collectively but do not assign a weight to each criterion when setting base salaries. Each base salary adjustment is made by our Chief Executive Officer and our Chairman of the Board subjectively based upon the foregoing.

While we do not have a practice of re-evaluating the base salaries of our executives each year, base salaries may be reviewed and adjustments may be made in connection with promotions or other changes in an executive’s responsibilities or taking into account internal equities. Messrs. Bell and Staton each received compensation through the management agreement in 2010 and 2009 of $291,666 and $250,000, respectively. We amended the management agreement as of November 1, 2010 such that each will receive annual compensation of $500,000. Pursuant to the terms of their new employment agreements, subject to the terms of our note agreements, as amended, upon the consummation of this offering, the annual base salaries of Messrs. Bell and Staton will increase to $1,000,000 per year, subject to a discretionary annual increase of 10%, in recognition of their leadership roles within our new public company. On April 1, 2010, our Chief Executive Officer and our Chairman of the Board approved an increase in the annual base salary of Mr. Shashoua from $400,000 per year to $480,000 per year, and authorized an increase in the annual base salary of Mr. Previte from $500,000 to $600,000. In each case, these increases reflect increased responsibilities resulting from the expansion and success of our business. Mr. Brackett’s annual base salary was increased from $365,000 to $396,000 in December 2010 in conjunction with the execution of a new employment agreement.

Bonuses

We use bonuses to reward individual and company performance, however, these bonuses vary from executive to executive as we have not established a comprehensive bonus plan. Messrs. Bell and Staton did not receive bonuses for 2010. Following the consummation of this offering, Messrs. Bell and Staton will be eligible for annual bonuses of up to 100% of their annual base salaries, subject to the terms of our note agreements, as amended. To incentivize Mr. Shashoua to stay with us through our initial public offering, Mr. Shashoua’s employment agreement also contemplates a bonus of up to 50% of annual base salary, contingent upon his continued employment upon the completion of this offering. Mr. Shashoua did not receive any bonus with respect to 2009. We have not entered into any formal bonus arrangement with Mr. Previte. In December 2010, in recognition of the efforts of Messrs. Previte and Shashoua in the successful consummation of the New Financing, they were each granted a discretionary bonus of $150,000 by our Chief Executive Officer and our Chairman of the Board. In January 2011, Mr. Shashoua received a discretionary bonus of $233,333.

On November 13, 2007, in light of Mr. Brackett’s role as a key executive of Various, and in order to secure his continued service in the event of a sale of Various, Various entered into a special bonus award agreement with Mr. Brackett pursuant to which he was entitled to (i) a transaction bonus of $207,143 if the contemplated sale of Various to our company closed on or before December 31, 2007 and Mr. Brackett remained in full-time employment until the closing date and (ii) a post-closing bonus of $517,857 payable on or before the one-month anniversary of the closing date. These bonus amounts were paid to Mr. Brackett in 2007. In addition, Various agreed to pay Mr. Brackett a retention bonus of $725,000, payable in three annual installments of $241,667 on each of the first three anniversaries of the closing date, subject to his continued full-time employment on such dates. These bonus installments were paid to Mr. Brackett in 2008, 2009 and 2010. In addition, Mr. Brackett’s offer letter contemplated quarterly bonuses tied to Various’ performance for 2007. For 2008 and 2009, Mr. Brackett had no contractual right to such quarterly bonuses. However, consistent with Various’ past practices, we elected to continue to pay Mr. Brackett discretionary quarterly bonuses during 2008 and 2009. Mr. Brackett’s 2009 bonus amounts were allocated to him from certain quarterly bonus pools which were established based on the EBITDA of Various and its subsidiaries, or Various EBITDA. Mr. Brackett’s bonus payments from the quarterly bonus pools totaled $47,000 in 2009. None of our other named executive officers were eligible to receive allocations from these quarterly bonus pools.

On December 1, 2010, in light of Mr. Brackett’s role as a key executive of Various, and in order to secure his continued service with us, we entered into a new employment agreement pursuant to which his quarterly bonus was replaced with an annual bonus. The bonus was designed to award Mr. Brackett for growth of the internet operations and the bonus includes two factors, top-line revenue and Various EBITDA. The bonus is calculated by adding the positive percentage change in top-line revenue of Various from the prior year and the positive percentage change in Various EBITDA from the prior year, divided by two and multiplied by 10. The resulting percentage multiplied by Mr. Brackett’s base salary yields his annual bonuses not to exceed 100%. Our Chief Operating Officer has discretion to adjust the bonus to reflect personal performance factors, but in no event will the bonus be less than zero. The annual bonus will be calculated and paid within 30 days following completion of our audited financial reports for the prior year. For 2010, the bonus calculation yielded a bonus of 28.1% of base salary, or $111,200. Mr. Brackett did not receive a quarterly bonus during 2010.

Long-Term Equity Incentive Compensation

2008 Stock Option Plan

In April 2008, we adopted our 2008 Stock Option Plan, which was amended and restated and approved by our stockholders on February 1, 2010, in order to provide certain of our employees, directors and consultants with equity-based compensation and align their interests with those of our stockholders. The plan allows us to grant incentive stock options within the meaning of Section 422 of the Code, as well as nonqualified stock options. Subject to adjustment in accordance with the terms of our 2008 Stock Option Plan, 1,343,997 shares of our common stock are available for the grant of stock options under the plan. Shares of common stock issued under our 2008 Stock Option Plan may be authorized but unissued shares or treasury shares. If any stock options expire or terminate for any reason without having been exercised in full, the unpurchased shares shall become available for new option grants.

Our compensation committee will administer the plan and have the authority to grant options, prescribe rules and regulations relating to the plan, interpret the plan and awards and make all other determinations necessary for the administration of the plan. We may amend or terminate the plan at any time, subject to stockholder approval in certain cases, but we may not materially impair the rights of an existing option holder without his or her consent. Unless it is terminated earlier, the plan will terminate on December 31, 2017.

The exercise price of the stock options will not be less than the aggregate fair market value of the shares of our common stock subject to such stock options on the date of grant, unless otherwise determined by the compensation committee in the case of a non-qualified stock option. The exercise price of any stock options granted upon the consummation of an initial public offering of our common stock will be based on the price per share of our common stock to be sold to the public pursuant to the initial public offering. In general, stock options granted pursuant to the plan have a term of ten years and vest ratably over five years, unless otherwise specified by the administrator. However, the stock options may be exercised only after eighteen months after the date of an initial public offering of our common stock. An option holder may exercise his or her options by delivering written notice to our Secretary or our Treasurer and paying the exercise price in cash, shares of our common stock already owned by the option holder, or by cashless exercise using a broker.

In the event of a change in control (defined as any sale or conveyance of all or substantially all of our property and assets or any consolidation or merger of us or any acceptance of a tender offer for a controlling number of our shares), our board of directors may accelerate the vesting of options, notify option holders that their vested stock options may only be exercised within thirty days after they are notified or provide for outstanding options to be assumed or converted into similar options in any surviving or acquiring entity.

Stock options generally may not be transferred by an option holder, other than by will or by the laws of descent or distribution, and may only be exercised by an option holder, his or her legal representative or by a permitted transferee during the option holder’s lifetime.

In the event of an option holder’s death, total and permanent disability or termination of employment with us for any reason other than for cause or the option holder’s voluntary resignation, the option holder (or his or her legal representative, designated beneficiary, executor, administrator or heir in the case of death or disability) will have the ability to exercise his or her options that were vested at the time of the option holder’s death, total and permanent disability or termination, as the case may be, within three months following the date of such death, disability or termination of employment, but no later than the expiration of the options. However, if the option holder’s employment is terminated for cause or due to his or her resignation, the option holder’s stock options will terminate on the date his or her employment terminates.

In the event that a non-employee director has served his or her full term, any vested stock options that he or she holds as of the date his or her service terminates will be exercisable until the options expire. If a non-employee director dies while serving on our board of directors, the vested stock options that he or she holds as of the date of death will be exercisable for one year following death, but no later than the date the stock options expire.

In the event of certain non-recurring changes in our capitalization or corporation transactions, the administrator may determine the appropriate adjustment to be made to the stock options granted pursuant to the plan.

On July 7, 2008, in order to incentivize our executives to use best efforts to effectuate our initial public offering, to aid in retention and to remain competitive with the market, we entered into agreements with certain of our executives, including our named executive officers, to grant options as of the consummation of the offering to purchase shares of our common stock with an exercise price equal to the offering price of the shares of our common stock pursuant to the offering. With respect to our named executive officers, Messrs. Bell, Staton and Shashoua will receive options to purchase 50,000 shares, Mr. Previte will receive options to purchase 37,500 shares and Mr. Brackett will receive options to purchase 25,000 shares. The exercise price of these options will be the share price offered to the public at the time of our initial public offering. The number of options granted to each of our named executive officers depends on the individual’s position and ability to influence our financial performance and, in the case of options to be granted in connection with this offering, the extraordinary efforts of Messrs. Bell, Staton and Shashoua. Those with the most responsibility are accordingly granted a larger number of options and our named executive officers will receive a proportionately larger grant than our other executives because our board of directors recognizes that their continued retention and motivation is critical to our future success. We have subsequently agreed to grant additional options to purchase shares of our common stock at the initial public offering price to other high-level employees.

Effective upon the pricing of this offering, we may enter into agreements to award additional nonqualified stock options to our named executive officers in recognition of their extraordinary efforts with respect to this offering and as an incentive for service during the vesting period. Each option will have an exercise price equal to the offering price, and will vest ratably over the five years following the date of the agreement. The exercise of these options will be contingent upon the closing of this offering. Each of our named executive officers will be eligible to receive additional awards under our 2008 Stock Option Plan periodically thereafter or in connection with employment terms or agreements. Additional grants of stock options under our 2008 Stock Option Plan will be made both pursuant to employment agreements and ad hoc as to be determined by our Chief Executive Officer and our Chairman of the Board or our compensation committee, as applicable. To date, we have not established any formal option granting policies. Pursuant to the terms of their employment agreements. Messrs. Bell and Staton will each be awarded 4,167 stock options upon consummation of this offering.

2009 Restricted Stock Plan

On March 23, 2009, in order to attract and retain key personnel, including our named executive officers, and compensate them for services provided and to be provided in the future, our board of directors approved our 2009 Restricted Stock Plan.

Our 2009 Restricted Stock Plan will be administered by our compensation committee which will interpret the plan and exercise discretion pursuant to its terms. Our board of directors may prescribe, amend and rescind rules and regulations relating to our 2009 Restricted Stock Plan and may make and approve all other determinations necessary for its administration. The decisions of our board of directors on any interpretation of our 2009 Restricted Stock Plan or its administration will be final and binding.

The aggregate number of shares of restricted stock that may be granted under our 2009 Restricted Stock Plan is limited to one percent (1%) of the fully-diluted equity of our company on the date that we consummate the offering, estimated to be 393,875 shares. Our compensation committee is charged with administering our 2009 Restricted Stock Plan and all directors, employees and consultants of our company or of any subsidiary of our company are eligible to receive restricted stock grants under the plan. All grants of restricted stock will be governed by an award agreement between us and the recipient. Any such grant shall terminate if the recipient fails to deliver, in duplicate, a signed copy of the agreement to us within 15 days following the grant date.

Restricted stock granted under our 2009 Restricted Stock Plan will generally vest on the third anniversary of the grant date, subject to the Company’s right to repurchase such shares at a price of $2.00 per share upon the termination of the recipient’s employment prior to such vesting date, except as provided in the immediately following sentence. Restricted shares will also vest prior to the third anniversary of the grant date if the recipient’s employment has been terminated (i) by us for a reason other than gross incompetence or certain other types of misconduct; (ii) by the recipient under circumstances that constitute “good reason” under the recipient’s employment agreement (if the agreement contemplates this type of termination); (iii) as a result of a “change of control” of our company (defined below); (iv) by reason of the recipient’s death or disability; or (v) if the recipient’s employment is pursuant to an employment agreement, upon the expiration of the term of the agreement. For purposes of our 2009 Restricted Stock Plan, “change of control” means (i) an acquisition of 50% or more of the then issued and outstanding stock of the company or the power to elect or appoint a majority of the board of directors, (ii) a merger or consolidation resulting in the transfer of the voting power of more than 50% of the issued and outstanding shares or (iii) a sale or disposition of all or substantially all of the company’s assets. In addition, pursuant to our 2009 Restricted Stock Plan, if the grantee terminates his or her employment with us prior to the consummation of the offering, any restricted stock held by such grantee shall be forfeited to the Company, without any consideration paid to the grantee.

Prior to vesting, the restricted shares may not be sold, assigned, transferred or pledged by the recipient. The recipient will otherwise have all the rights of a shareholder with respect to any such shares issued to him or her, including the right to vote them and to receive all dividends and other distributions paid with respect to them. Other than the aggregate number of shares that may be granted under our 2009 Restricted Stock Plan being limited to 393,875 shares, there are no other limitations on annual or aggregate awards under our 2009 Restricted Stock Plan.

The number of shares available for grant under our 2009 Restricted Stock Plan is subject to adjustment in the event of a stock split, reverse split, merger, recapitalization or similar transaction which may take place after the consummation of this offering.

Our board of directors may amend, suspend or terminate our 2009 Restricted Stock Plan in whole or in part at any time, provided that the amendment does not adversely affect any rights or obligations of any recipients.

Restricted stock granted under our 2009 Restricted Stock Plan is intended to be subject to Section 83 of the Code.

We have not yet determined when awards will be granted under the 2009 Restricted Stock Plan.

Retirement Benefits

Currently, we operate two 401(k) plans — the FriendFinder Networks Inc. Employees Retirement Plan & Trust 401(k) Plan, which has a discretionary matching component, and the FriendFinder Networks Inc. 401(k) Plan, which also contains a matching component. We have historically elected not to make matching contributions under the

FriendFinder Networks Inc. Employees Retirement Plan & Trust 401(k) Plan. Other than as mentioned above, we do not provide any company sponsored retirement benefits to any employee, including to our named executive officers.

Tax and Accounting Implications

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise, and vesting of stock options under our 2008 Stock Option Plan and the disposition of shares acquired pursuant to the exercise of such options, as well as the grant, vesting and subsequent sale of restricted stock received pursuant to our 2009 Restricted Stock Plan. It is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

IRS Circular 230 Notice. This communication is not given in the form of a covered opinion, within the meaning of Circular 230 issued by the United States Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any tax advice contained in this communication for the purpose of avoiding United States federal tax penalties. In addition, any tax advice contained in this communication may not be used to promote, market or recommend a transaction to another party.

Incentive Stock Options

The Code requires that, for treatment of an option as an incentive stock option, common stock acquired through the exercise of the option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be included in the calculation of the holder’s “alternative minimum taxable income,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, we will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares (a “Disqualifying Disposition”), the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and we will generally be able to deduct the same amount for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an option that otherwise qualifies as an incentive stock option first becomes exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a nonqualified stock option for federal income tax purposes.

Incentive stock options may be exercised in whole or in part with shares of common stock held by the participant. Except as provided in the paragraph immediately below, if a participant elects to tender shares of common stock in partial or full payment of the option price for shares to be acquired upon the exercise of an incentive stock option, the participant will not recognize any gain or loss on such tendered shares. No income will be realized by the participant in respect of the shares received by the participant upon the exercise of the incentive stock option if the requirements of the plan and the Code described above are met. The number of shares received equal to the number of shares surrendered will have a tax basis equal to the tax basis of the surrendered shares. Shares of common stock received in excess of the number of shares surrendered will have a tax basis of zero. The holding period of the shares received equal to the number of shares tendered will be the same as such tendered shares’ holding period, and the holding period for the excess shares received will begin on the date of exercise. Solely for purposes of determining whether such shares received upon the exercise of the incentive stock option are disposed of in a Disqualifying Disposition, all shares are deemed to have a holding period beginning on the date of exercise.

If a participant elects to tender shares of common stock that were previously acquired upon the exercise of an incentive stock option in partial or full payment of the option price for shares to be acquired upon the exercise of another incentive stock option, and such exercise occurs within two years after the date of grant of the first such incentive stock option or within one year after such shares were transferred to the participant, the tax consequences applicable to a Disqualifying Disposition will apply to the shares used to pay the exercise price. The shares acquired upon such exercise will be treated as shares acquired upon the exercise of an incentive stock option and the holding period of such shares for capital gain purposes will begin on the date of such exercise.

Nonqualified Stock Options

A participant will not realize any income upon the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying shares over the exercise price paid at the time of exercise. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. A participant’s tax basis in the shares received upon the exercise of a non-qualified stock option will be equal to the fair market value of such shares on the exercise date, and the participant’s holding period for such shares will begin at that time. Upon the subsequent sale of the shares received upon the exercise of a non-qualified stock option, the participant will realize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year. The amount of such gain or loss will be equal to the difference between the amount realized in connection with the sale of the shares and the participant’s tax basis in such shares.

Non-qualified stock options may be exercised in whole or in part with shares of common stock held by the participant. Upon such an event, the participant will not recognize any gain or loss on such tendered shares. The number of shares received by the participant upon such an exchange that are equal in number to the number of tendered shares will retain the tax basis and the holding period of the tendered shares for capital gain purposes. The participant will realize compensation taxable as ordinary income in an amount equal to the fair market value of the number of shares received upon such exercise that is in excess of the number of tendered shares, less any cash paid by the participant. Subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction. The fair market value of such excess number of shares will then become the tax basis for those shares and the holding period of such shares will begin on the exercise date. If the tendered shares were previously acquired upon the exercise of an incentive stock option, the shares of common stock received by the participant upon the exercise of the non-qualified stock option that are equal in number to the number of tendered shares will be treated as shares of common stock acquired upon the exercise of such incentive stock option.

Restricted Stock

Restricted stock will be considered subject to a substantial risk of forfeiture for federal income tax purposes. If a participant who receives such restricted stock does not make the election described below, the participant realizes no taxable income upon the receipt of restricted stock and we are not entitled to a deduction at such time. When the forfeiture restrictions with respect to the restricted stock lapse, the participant will realize compensation taxable as ordinary income equal to the fair market value of the shares at that time, less any amount paid for the shares and, subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction. A participant’s tax basis in restricted stock will be equal to the fair market value of such restricted stock when the forfeiture restrictions lapse, and the participant’s holding period for the shares will begin on such date. Upon a subsequent sale of the shares, the participant will realize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands. If we exercise our option to repurchase the shares prior to their vesting date, the participant will realize compensation in an amount equal to the repurchase price paid, which is taxable as ordinary income.

Unless we otherwise preclude them from doing so, participants receiving restricted stock may make an election under Section 83(b) of the Code to realize compensation taxable as ordinary income with respect to the shares when such shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the participant receives them (valued without taking into account restrictions other than restrictions that by their terms will never lapse), less any amount paid for the shares. Subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction at that time. By making a Section 83(b) election, the participant will realize no additional compensation with respect to the shares when the forfeiture restrictions lapse, and will instead recognize short-term or long-term capital gain or loss with respect to the shares when they are sold, depending upon whether the shares have been held for more than one year at the time of sale. The participant’s tax basis in the shares with respect to which a Section 83(b) election is made will be equal to their fair market value when received by the participant, and the participant’s holding period for such shares will begin at that time. If the shares are subsequently forfeited, the participant will not be entitled to a deduction as a result of such forfeiture, but will be entitled to claim a short-term or long-term capital gain or loss (depending upon whether the shares have been held for more than one year at the time of forfeiture) with respect to the shares based on the net amount of the consideration paid by the participant for such shares and the repurchase price received by the participant as a result of our exercising our repurchase option. To make a Section 83(b) election, a participant must file an appropriate form of election with the Internal Revenue Service and with us, each within 30 days after the shares of restricted stock are received, and the participant must also attach a copy of his or her election to his or her federal income tax return for the year in which the shares are received.

Generally, during the restriction period, dividends and distributions, if any, paid with respect to restricted stock will be treated as compensation taxable as ordinary income (not dividend income) received by the participant and, subject to Section 162(m) of the Code, we will receive a corresponding deduction. Dividend payments received with respect to shares of restricted stock for which a Section 83(b) election has been made generally will be treated and taxed as dividend income.

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the Chief Executive Officer and the three other most highly-paid executive officers (other than the company’s Chief Financial Officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, “grandfather” transition provisions may apply to certain compensation arrangements that existed during the period in which a corporation was not publicly held. The board of directors’ policy has been to seek to qualify compensation paid to our executive officers as a deductible for compensation expense for federal income tax purposes to the extent feasible and consistent with our overall compensation philosophy and objectives. However, to retain highly skilled executives and remain competitive with other employers, the board of directors has had and will continue to have (and, after the consummation of this offering, the compensation committee will have) the right to and may authorize the granting and payment of compensation that will not be deductible under Section 162(m) or otherwise.

Excess Parachute Payments/Internal Revenue Code Section 280G

Code Section 280G imposes certain penalties on “excess parachute payments” made to certain executives and high-level employees in connection with a change of control. Stock options that are accelerated upon the occurrence of a change in control of our company may give rise, in whole or in part, to “excess parachute payments” within the meaning of Section 280G and, to such extent, will be non-deductible by us and subject to a 20% excise tax on the participant. Our 2008 Stock Option Plan and our 2009 Restricted Stock Plan provide our board of directors discretion to provide for acceleration of awards upon a change in control.

New Plan Benefits

Because the benefits under our 2008 Stock Option Plan and our 2009 Restricted Stock Plan will depend on a number of factors, including the fair market value of our common stock on various future dates and, in the case of stock options, the exercise decisions made by participants, we cannot determine the benefits that our executive officers and other employees may receive under our 2008 Stock Option Plan or our 2009 Restricted Stock Plan.

Accounting for Stock-Based Compensation

We account for stock-based payments under our 2008 Stock Option Plan and our 2009 Restricted Stock Plan in accordance with the requirements of authoritative accounting literature.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our named executive officers (in their capacities as such) in the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Name and Principal Position	Year	Salary ($)		Bonus ($)		All Other Compensation ($)		Total ($)
Marc H. Bell,	2010	291,666	(1)	—		22,582	(2)	314,248
Chief Executive Officer and President	2009	250,000	(1)	—		15,634	(2)	265,634
	2008	250,000	(1)	—		5,404	(2)	255,404

Daniel C. Staton,	2010	291,666	(3)	—		69,414	(4)	361,080
Chairman of the Board and Treasurer	2009	250,000	(3)	—		72,296	(4)	322,296
	2008	250,000	(3)	—		16,316	(4)	266,316

Ezra Shashoua,	2010	460,000		266,667	(5)	—		726,667
Chief Financial Officer	2009	400,000		—		—		400,000
	2008	300,000		—		—		300,000

Anthony Previte,	2010	574,999		150,000		—		724,999
Chief Operating Officer	2009	500,000		—		—		500,000
	2008	475,000	(6)	—		39,149	(7)	514,149

Robert Brackett,	2010	365,000		111,200		—		477,200
President, internet group	2009	337,917		288,667	(8)			626,584
	2008	328,326		413,167	(9)	—		741,493

(1)	This amount reflects the portion of the payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Bell.

(2)	This amount represents certain subsidies we provide Mr. Bell for the cost of healthcare coverage.

(3)	This amount reflects the portion of the payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Staton.

(4)	This amount represents reimbursement for car lease expenses and the amount of certain subsidies we provide Mr. Staton for the cost of healthcare coverage.

(5)	This amount includes cash compensation of $116,667 for Mr. Shashoua in 2010 pursuant to his amended and restated employment agreement, dated April 1, 2010, which provided for additional cash compensation of $233,333 in connection with his continued employment through the completion of this offering. The Company has determined that half of the compensation was earned in 2010 and the other half will be earned in 2011.

(6)	This amount reflects $50,000 in consulting fees paid under a consulting agreement pursuant to which Mr. Previte served as head of our entertainment group prior to becoming our Chief Operating Officer on February 26, 2008 as well as $425,000 in salary related to his service as our Chief Operating Officer.

(7)	This amount represents relocation expenses for Mr. Previte from Los Angeles, California to Sunnyvale, California.

(8)	This amount reflects $241,667 which is the second installment of Mr. Brackett’s retention bonus and bonus payments with respect to the first, second and fourth fiscal quarters of 2009 as follows: $14,000 for the first quarter, $23,000 for the second quarter, $10,000 for the fourth quarter.

(9)	This amount reflects bonus payments with respect to each fiscal quarter of 2008 as follows: $43,750 for the first quarter, $48,125 for the second quarter, $48,125 for the third quarter and $31,500 for the fourth quarter, plus a $241,667 retention bonus.

Executive Employment Agreements

Management Agreement. In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Marc Bell, our Chief Executive Officer and President, and Daniel Staton, our Chairman of the Board and Treasurer, whereby certain management services are to be performed by Messrs. Bell and Staton, or the managers, as designated by our board of directors. The management agreement was originally for a term of five years and provided for an annual fee of $0.5 million which amount was included in general and administrative expenses for each of the years ended December 31, 2008, 2007 and 2006. On August 17, 2005, the management agreement was amended to limit the total annual fee to be paid to the managers to a maximum of $500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the annual fee as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On October 8, 2009, we amended the management agreement to extend the term of the management agreement until the consummation of an initial public offering of our common stock as described in such amendment. We amended the agreement to increase the annual fee to $1.0 million and to remove all other bonus opportunities effective November 1, 2010. The term of the amended and restated agreement concludes upon the consummation of an initial public offering of our common stock in which either our aggregate gross proceeds are at least $25.0 million or we have an implied pre-money equity value of at least $100.0 million. This offering will qualify as an initial public offering for purposes of the amended and restated agreement. The amended and restated management agreement also provides that we may grant stock options directly to the managers, but does not provide for their participation in a bonus pool. The amended and restated agreement may only be terminated prior to the consummation of an initial public offering with the mutual written consent of the parties or, if neither manager is able to provide the services contemplated thereunder, upon our 30 days’ written notice. An aggregate of $0.5 million and $0.6 million in management fees were paid in 2009 and 2010, respectively, under the management agreement. On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton. On March 14, 2011, our Board approved revised forms of these agreements, each of which will become effective upon the consummation of this offering, and an employment agreement for Mr. Previte which is effective upon signing.

Marc Bell and Daniel Staton. On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton. On March 14, 2011, our Board approved revised forms of these agreements, each of which will become effective upon the consummation of this offering. These employment agreements will replace the management agreement with Bell and Staton, Inc. and, subject to the terms of our note agreements, as amended, each agreement will provide for a term of employment of five years at a base salary of $1,000,000 per year. This base salary may be increased each year by 10% of the then current base salary. Each employment agreement provides for an annual bonus of up to 100% of base salary, 75% of which will be based on our compensation committee’s objective evaluation of our performance and 25% of which will be based on our compensation committee’s subjective evaluation of the individual executive officer’s performance. Such performance will be evaluated after consultation with the executive within 60 days following the end of the year. The employment agreements provide that to the extent any portion of the annual bonus is non-deductible by us due to limitations imposed by Code Section 162(m), if paid in the ordinary course of business pursuant to the employment agreement, the non-deductible portion shall be paid to Messrs. Bell and Staton (as applicable) after their employment with us is terminated. Messrs. Bell and Staton will each be entitled to receive options to purchase 4,167 shares of our common stock upon the effective date of the agreement and each anniversary date thereafter, which will vest 20% per each year over five years. In addition, beginning on the first anniversary of the employment agreement, Messrs. Bell and Staton will receive annual grants of 2,500 shares of restricted stock which will vest on the third anniversary of the grant date. If the executive ceases to be employed by us, except under certain circumstances, we may repurchase the restricted stock issued to the executive less than three years prior to the executive’s date of termination at a price of $2.00 per share.

Pursuant to these employment agreements, if the executive’s employment is terminated as a result of a change in control (which is defined as (i) an acquisition of 50% or more of the then issued and outstanding stock of the company or the power to elect or appoint a majority of our board of directors, (ii) a merger or consolidation resulting in the transfer of the voting power of more than 50% of our issued and outstanding shares or (iii) a sale or disposition of all or substantially all of our assets) or if the executive’s employment is terminated by us without cause or by him for good reason, we will become obligated to pay him severance equal to the lesser of (i) 2.99 times the base salary in the year of such termination or (ii) the amount of base salary owed to the executive for the remainder of the term of the agreement, to be made in 24 monthly payments, beginning within 60 days following the termination date plus; an amount equal to the executives’ bonus actually earned for the year prior to the year of termination; and the same level of health coverage and benefits as in effect on the day immediately prior to termination until the earlier to occur of the date that such executive is no longer eligible for continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or twelve months from the executive’s termination date. In addition the vesting of the executive’s stock options will accelerate to that number of shares that would have become vested if the executive had remained employed by us until the date twelve months following the termination date. Severance benefits are contingent upon each of Mr. Bell and Mr. Staton signing and not revoking a release of claims. In the event that the executive’s employment is terminated by us for cause or is terminated by the executive without Good Reason, which we refer to as a Discretionary Severance Event, our Board of Directors, without the executive’s participation, in its sole and absolute discretion, may choose to pay the executive the severance payment, payable in 24 monthly payments, beginning within 60 days following the termination date. “Cause” is defined in the employment agreement as (i) a willful failure or refusal on the executive’s part to perform his duties under the employment agreement, (ii) a willful failure or refusal to carry out the lawful directions of our Board of Directors, (iii) willful gross misconduct, willful dishonesty or fraud on the executive’s part in connection with his employment, regardless of whether it results in economic harm to us or our subsidiaries or affiliates, (iv) conviction of or a plea of nolo contendere to a crime other than a minor traffic infraction, following an opportunity by the executive to appear and be heard by our Board of Directors, or (v) a material breach of any provision of the employment agreement. “Good Reason” includes, without the executive’s written consent, a material reduction in the executive’s duties, position or responsibilities; a significant reduction in the executive’s then current base salary or bonus; or the requirement that the executive relocate to an office more than fifty miles from its then current location. The employment agreements further provide that if we determine that any payment or benefit received or to be received by Mr. Bell or Mr. Staton, whether pursuant to the employment agreements or otherwise, would be subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced so that the excise tax will not apply. The employment agreements provide that each of Messrs. Bell and Staton is permitted to devote up to twenty percent of his business time to other business activities. Under the employment agreements, Messrs. Bell and Staton are entitled to four weeks paid vacation and reimbursement of reasonable out-of-pocket expenses and are eligible to participate in each of our existing or future benefit plans, whether made available to employees generally or for the benefit of executives.

Finally, pursuant to these employment agreements, Messrs. Bell and Staton are each subject to (i) a non-compete covenant for a period of two years from the date of notice in the event of the executive’s voluntary termination (other than for Good Reason) or a Discretionary Severance Event, if our Board of Directors chooses to make the severance payments described above, whereby the executive may not be employed directly or indirectly by one of our competitors, or otherwise engage directly or indirectly in any conduct, activity, or business that substantially competes with our internet segment, as described herein and (ii) a non-solicitation covenant for a period of one year following the executive’s notice of voluntary termination or a Discretionary Severance Event, if our Board of Directors chooses to make the severance payments described above (other than for Good Reason), whereby the executive may not (a) directly or indirectly solicit, induce, recruit, or encourage any officer, director, or employee of ours to leave the company or terminate his or her employment with us, or (b) for the purpose of selling products or services competitive with us, solicit any of our actual or prospective customers or clients by using our Proprietary Information (as defined in the employment agreements) or trade secrets, or otherwise solicit such customers or clients by using means that amount to unfair compensation. Notwithstanding the foregoing, in the event that we do not pay severance to Messrs. Bell and Staton, including under circumstances pursuant to which either of Messrs. Bell or Staton are terminated for cause and if our board of directors chooses not to pay severance, Messrs. Bell and Staton will not be subject to the non-compete or a non-solicitation provisions of their respective employment agreements.

Ezra Shashoua. On September 6, 2007, we entered into an employment agreement with Mr. Shashoua, effective January 1, 2008, pursuant to which Mr. Shashoua would receive a base salary of $200,000 per year with an increase to $400,000 per year upon the consummation of an initial public offering. The employment agreement provides that Mr. Shashoua is an at-will employee, and thus his employment may be terminated at any time. The employment agreement provides for Mr. Shashoua to be eligible to receive an annual performance based bonus of up to 50% of his then current annual base salary, which bonus is contingent upon his continued employment through the completion of an initial public offering and the achievement of certain goals and objectives as agreed to between Mr. Shashoua and senior management. The employment agreement also provides for Mr. Shashoua to be eligible to receive options upon pricing of an initial public offering equal to 0.6% of our total outstanding equity, with an exercise price equal to the initial public offering stock price. On July 8, 2008, Mr. Shashoua’s employment agreement was amended and restated, increasing his base salary to $400,000 per year and identifying that he would be eligible for a grant of options to purchase 50,000 shares of common stock in lieu of an amount equal to 0.6% of our then outstanding equity, or in an amount equal to other top tier senior executives. On April 1, 2010, Mr. Shashoua’s employment agreement was again amended and restated to increase his base salary to $480,000 and providing for a one-time additional payment of $233,333, which was made in January, 2011. In addition, upon the consummation of an initial public offering, Mr. Shashoua will become entitled to receive a bonus of up to 50% of his then current annual base salary and will become eligible to receive restricted stock from time to time. Mr. Shashoua is subject to a confidentiality provision and a provision acknowledging our ownership of intellectual property created by him during the term of his employment. Mr. Shashoua is entitled to at least four weeks paid vacation and is eligible to participate in our health, welfare and other employee benefit programs, including our 401(k) savings plan, and, as described in greater detail below, he is entitled to severance payments on the termination of his employment under certain circumstances.

Anthony Previte. On March 14, 2011, our Board approved an employment agreement to be entered into by Mr. Previte as Chief Operating Officer with the Company and its subsidiary Various, Inc., effective immediately upon execution. Pursuant to his employment agreement, Mr. Previte is entitled to a base salary of $600,000 annually and is eligible to receive a discretionary annual bonus contingent upon his achievement of specific goals and objectives to be set forth and agreed to with and by senior management. The employment agreement is for a term of three years. Mr. Previte is also entitled to participate in our health, welfare and other employee benefit programs, including our 401(k) savings plan, our Paid Time Off program and our equity compensation plans, commensurate with his status as a senior executive. Under this employment agreement, if we terminate his employment for cause, we are not required to make any additional payments under the employment agreement, other than his unpaid salary through the date his employment is terminated. In the event Mr. Previte terminates the employment relationship, we will continue to pay his base salary, but not bonus payments, for a period of one year following his termination. The continued payments upon his termination without cause or termination by Mr. Previte is contingent upon his compliance with his one year post-termination covenants not to solicit our employees or customers, his agreements with respect to intellectual property and confidentiality (described below) and his covenant not to accept employment with or provide consulting services to any web-based provider of adult-oriented social networking, chat or cams services worldwide during any period in which he is entitled to such post-termination payments. Mr. Previte’s employment agreement also requires that he keep confidential such confidential information that was disclosed to or acquired by him at any time during the term of his employment agreement. Mr. Previte also agreed that any works produced during the scope of his employment will be our property.

Robert Brackett. On December 7, 2007, we retained Mr. Brackett pursuant to an offer letter. He initially served as the President of Various and now serves as the President of our internet group. The offer letter provides for a term of three years from Mr. Brackett’s start date. Pursuant to his offer letter, Mr. Brackett is entitled to a base salary of $315,000 annually (which was increased to $365,000 in July 2009) and is eligible to receive equity-based compensation and health and 401(k) plan benefits. Mr. Brackett’s offer letter also contains a bonus plan that ended on December 31, 2007, pursuant to which Mr. Brackett would have been awarded a bonus on a quarterly basis, based on top-line revenue and bottom-line profit growth rates. Mr. Brackett’s offer letter contains one year post-termination covenants not to solicit our employees or customers.

In addition to his offer letter, Mr. Brackett executed an Employee Proprietary Information Agreement upon the commencement of his employment with us, pursuant to which he agreed to hold confidential information he learns about us, our work, and invention. Mr. Brackett also agreed that any works produced during the scope of his employment will be our property.

Mr. Brackett also entered into a Bonus Award Agreement with us on November 13, 2007, which was amended on December 5, 2007, pursuant to which he became entitled to receive certain bonuses upon the closing of the sale of Various to Penthouse Media Group, Inc. on or before December 31, 2007. Mr. Brackett received $207,143 as a transaction bonus on the closing date of the Various transaction, $517,857 as a post-closing bonus on or before the one-month anniversary of the closing date, and he also became entitled to receive payment of $241,667 on each of the first three anniversaries of the closing date as retention bonuses, assuming Mr. Brackett’s continued employment.

On December 13, 2010 we entered into a new three year employment agreement with Mr. Brackett, effective January 1, 2011, pursuant to which Mr. Brackett’s salary was increased to $396,000 per year. The agreement also provides for an annual bonus based upon top-line revenue and EBITDA growth rates of Various. The agreement provides that Mr. Brackett is an “at-will” employee and the term of the agreement is three years. The agreement contains post-termination covenants not to solicit our employees or customers for the longer of one year from the date of termination or the period of time payments are being made under the agreement, not to accept employment with or provide consulting services to any web-based provider of adult-oriented social-networking, chat or cams services worldwide for the period of time payments are being made under the agreement and not to use our confidential information to interfere with our business relationships with our customers, clients, vendors, business partners or suppliers. Mr. Brackett is eligible to participate in our health, welfare and other employee benefit programs, including our 401(k) savings plan, our Paid Time Off program and our equity compensation plans, commensurate with his status as a senior executive. Under this agreement, if Mr. Brackett’s employment is terminated by us without cause, he will be entitled to continue receiving his base salary, but not bonus payments, for the remainder of the term. If he resigns for any reason (other than in connection with a termination by us for cause), Mr. Brackett will be entitled to continue receiving his base salary, but not bonus payments, for a period of one year following his resignation.

Potential Payments Upon Termination or Change in Control

Assuming a termination by the company (including following a change in control in the case of Mr. Shashoua) as of December 31, 2010, Messrs. Shashoua, Previte and Brackett would have become entitled to receive severance payments as noted below. We consider severance payments, which serve as inducements to attract qualified executive officers, to be an integral part of compensation arrangements.

Ezra Shashoua. If we terminated Mr. Shashoua’s employment without cause (as defined below), or if he terminated his employment for good reason (as defined below) Mr. Shashoua would have become entitled to receive an amount equal to $480,000, payable in a lump sum within thirty days of termination.

For purposes of Mr. Shashoua’s employment agreement, “good reason” means (i) the occurrence of a change of control within one year of the Various acquisition, (ii) the relocation of the geographical base of his employment out of Boca Raton, Florida or (iii) the failure of an initial public offering to occur within one year of the Various acquisition.

For purposes of Mr. Shashoua’s employment agreement, “cause” means his (i) willful failure or refusal to perform his duties; (ii) willful failure or refusal to carry out the lawful directions of his supervisors; (ii) willful gross misconduct, including but not limited to theft, violent work-related behavior, violation of our sexual or other lawful workplace harassment policies or repeated acts of gross insubordination; (iii) willful dishonesty or fraud in connection with his employment, regardless of whether it results in economic harm to us; (iv) indictment or conviction of a crime other than a minor traffic infraction; or (v) material breach of his employment agreement.

Termination	Severance
Without Cause/For Good Reason	$480,000

Anthony Previte. Pursuant to Mr. Previte’s employment agreement, effective immediately upon execution, “cause” means (i) a willful failure or refusal on his part to perform his duties under his employment agreement, or otherwise imparted by our employee manual; (ii) his willful failure or refusal to carry out the lawful directions of his superiors; or (iii) his willful gross misconduct on his part, including but not limited to theft, violent work-related behaviour, violation of the Company’s or its subsidiary Various, Inc.’s anti-discrimination and anti-harassment policies or repeated acts of gross insubordination; (iv) willful dishonesty or fraud in connection with his employment, regardless of whether it results in economic harm to the Company or its subsidiaries or affiliates; (v) his conviction of a crime other than a minor traffic infraction; or (vi) material breach of any provision of his employment agreement. If we terminate him other than for “cause,” as described above, Mr. Previte will become entitled to receive his base salary, but no bonus payments, from the date his employment terminated until the end of the term of the employment agreement. If we terminate his employment for cause, we are not required to make any additional payments under the employment agreement, other than his unpaid salary through the date his employment is terminated. In the event Mr. Previte terminates the employment relationship, we will continue to pay his base salary, but not bonus payments, for a period of one year following his termination. The continued payments upon his termination without cause or termination by Mr. Previte is contingent upon his compliance with his one year post-termination covenants not to solicit our employees or customers, his agreements with respect to intellectual property and confidentiality (described above) and his covenant not to accept employment with or provide consulting services to any web-based provider of adult-oriented social networking, chat or cams services worldwide during any period in which he is entitled to such post-termination payments.

Termination	Severance
Without Cause	$1,800,000

Robert Brackett Pursuant to Mr. Brackett’s employment agreement in effect through December 2010, if we had terminated Mr. Brackett’s employment other than for cause or if he had terminated his employment for good reason, Mr. Brackett would have become entitled to receive his base salary from the date his employment terminated until the date that was three years from his start date (the closing of the Various acquisition), subject to his execution of a release of claims. This employment agreement expired pursuant to its term in December 2010.

Pursuant to Mr. Brackett’s new employment agreement, effective January 1, 2011, “cause” means (i) Mr. Brackett’s willful failure to substantially perform his duties under his offer letter, the Employee Proprietary Information Agreement, or otherwise imparted by our employee manual; (ii) his willful failure or refusal to carry out lawful directions of his superiors; or (iii) his willful gross misconduct, including but not limited to theft, violent work-related behavior, violation of our anti-discrimination and anti-harassment policies or repeated acts of gross insubordination; willful dishonesty or fraud in connection with his employment, regardless or whether it results in economic harm to us or our subsidiaries or affiliates; or indictment or conviction of a crime other than a minor traffic infraction; or (iv) his material breach of the employment agreement or the Employee Proprietary Information Agreement. If we terminate him other than for “cause,” as described above, Mr. Brackett will become entitled to receive his base salary, but no bonus payments, from the date his employment terminated until the end of the term of the employment agreement. If we terminate his employment for cause, we are not required to make any additional payments under the employment agreement other than his unpaid salary through the date his employment is terminated. In the event Mr. Brackett terminates the employment relationship, we will continue to pay his base salary, but not bonus payments, for a period of one year following his termination. The continued payments upon his termination without cause or termination by Mr. Brackett is contingent upon his compliance with his post-termination covenants not to solicit our employees or customers or to accept employment with or provide consulting services to any web-based provider of adult-oriented social networking, chat or cams services worldwide.

Termination	Severance
Without Cause	$1,188,000

As described above, our management agreement with Bell & Staton, Inc will continue in effect until the consummation of this offering unless terminated by the mutual written consent of the parties or, if neither Mr. Bell nor Mr. Staton is able to provide the services contemplated thereunder, upon our 30 days’ written notice. Thus, unless otherwise amended by the mutual consent of the parties, we would have been obliged to continue to pay the full management fee under the management agreement if either Mr. Bell’s or Mr. Staton’s employment, but not both, were terminated on December 31, 2010. The management agreement does not otherwise require us to pay severance to Messrs. Bell or Staton upon their termination. For a description of the severance payments payable upon the termination of Messrs. Bell or Staton under their employment agreements approved by our board of directors on March 14, 2011 and applicable to periods following the consummation of the offering, see the description thereof above in the section entitled “Executive Employment Agreements.”

Grants of Plan-Based Awards

There were no grants of awards to our named executive officers under our non-equity and equity compensation plans in 2010.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity-based awards held by the Named Executive Officers as of December 31, 2010.

	Option Awards
	Number of Securities Underlying Unexercised Options
Name	Exercisable	Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price(1)	Option Expiration Date
Marc H. Bell	50,000	—	—	$10.00	07/07/18
Daniel C. Staton	50,000	—	—	$10.00	07/07/18
Ezra Shashoua	50,000	—	—	$10.00	07/07/18
Anthony Previte	37,500	—	—	$10.00	07/07/18
Rob Bracket	25,000	—	—	$10.00	07/07/18

(1)	Based upon an initial public offering price of $10.00 per share of common stock.

Option Exercises and Stock Vested

No options were exercised by and no stock awards vested for our named executive officers during 2010.

Pension Benefits

We provide no pension benefits to our named executive officers other than the right to participate in our 401(k) savings plans, as described in greater detail above.

Nonqualified Deferred Compensation

None of our named executive officers has receive any nonqualified deferred compensation during 2010.

Equity Compensation Plan Information Table

The following information is with respect to our 2008 Stock Option Plan and 2009 Restricted Stock Plan for the fiscal year 2010. For more information regarding the accounting treatment of our 2008 Stock Option Plan see “Note L — Stock Options” in our consolidated financial statements and related notes.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	—		—	—
Equity compensation plans not approved by security holders	551,750	(1)	$10.00	1,186,122	(1)
Total	551,750	(1)	$10.00	1,186,122	(1)

(1)	The information set forth above pertains to our 2008 Stock Option Plan and our 2009 Restricted Stock Plan as of December 31, 2010. For a discussion of our 2008 Stock Option Plan please refer to the section entitled “— Executive Compensation — Executive Compensation Components — Long Term Equity Incentive Compensation” or refer to Note L, “Stock Options” of our consolidated financial statements included elsewhere in this prospectus.

Compensation Risk Assessment

There are no risks arising from our compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on our business or operations.

Compensation of Directors

Commencing January 1, 2008, our non-employee directors receive a quarterly fee of $7,500, payable at the beginning of each quarter.

On April 3, 2009, we entered into an agreement with Dr. Lazarus to grant her stock options to purchase 1,250 shares of our common stock upon the consummation of this offering and we entered into agreements with our other directors to grant each director stock options to purchase 250 shares of our common stock upon the consummation of this offering. Until the consummation of this offering, the granting of stock options will be made at the discretion of our Chief Executive Officer and our Chairman of the Board. Thereafter, our compensation committee will establish a formal plan for compensating our directors. In addition, our non-employee directors and board advisor will receive additional options to purchase 250 shares of common stock on each subsequent April 3 anniversary so long as such director is serving on the board. The stock options will vest ratably over the five years following the grant date. However, a non-employee director may exercise the vested portion of a stock option only after that date which is 18 months after the date of the consummation of this offering. Each option will expire no more than ten years from its date of grant. The exercise price of the option will be the fair market value of our common stock on the date immediately preceding the date on which such option is granted or, in the case of options granted in connection with this offering, the per share offering price in this offering. Options are non-transferable except by will or by the laws of descent and distribution. Each such option granted will be evidenced by a written agreement.

We plan to reimburse each non-employee director for reasonable travel and related expenses incurred in connection with attendance at board and committee meetings.

Employees who also serve as directors receive no additional compensation for their services as a director.

Upon consummation of the offering, in addition to a fee of $7,500 per quarter, each non-employee director will receive a fee of $750 per quarter for service on a board committee, and a fee of $500 per quarter for service as committee chairperson. Also, each non-employee director will be granted 2,000 stock options per year, subject to the vesting restrictions of our 2008 Stock Option Plan.

DIRECTOR COMPENSATION AS OF DECEMBER 31, 2010

Name	Fees Earned or Paid in Cash ($)	Total ($)
Robert Bell	30,000	30,000
Barry Florescue	30,000	30,000
James LaChance	30,000	30,000
Toby Lazarus	30,000	30,000
Jason Smith	30,000	30,000

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with our directors and certain officers, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we are required to indemnify the directors against specified liabilities arising out of their services to us. The indemnification agreements require us to indemnify each director and officer to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements provide limitations on the directors’ and officers’ rights to indemnification in certain circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us about the beneficial ownership of our common stock and Series A Convertible Preferred Stock as of May 11, 2011:

•	each person or entity who is known to beneficially own 5% or more of common stock and Series A Convertible Preferred Stock;

•	each named executive officer;

•	each director; and

•	all of our named executive officers and directors as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all voting securities held by them. For the purpose of calculating the percentage of common stock beneficially owned by a person, our Series B Convertible Preferred Stock, the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering, our Series B common stock, which will be exchangeable upon the consummation of this offering and shares of our common stock subject to warrants currently exercisable or exercisable within 60 days of May 11, 2011, are deemed to be outstanding, but not deemed to be outstanding for any other person. The percentage of common stock beneficially owned by a person prior to this offering is based on a total of 6,517,746 shares of voting common stock, the number of shares owned by the person out of 8,444,853 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock, the number of shares owned by the person out of 1,839,825 shares of common stock issuable upon the exchange of the Series B common stock and the number of warrants owned by the person out of 5,879,420 warrants currently exercisable or exercisable within 60 days of May 11, 2011, but does not include our Series A Convertible Preferred Stock. The percentage of common stock beneficially owned by a person after this offering is based on a total of 26,724,598 shares of our common stock being outstanding after this offering, the number of shares owned by the person out of the 32,965 shares of common stock issuable upon the exchange of the Series B common stock outstanding after the consummation of this offering and the number of warrants owned by the person which are exercisable within 60 days of the consummation of this offering, but does not include our Series A Convertible Preferred Stock. The percentage of ownership of our Series A Convertible Preferred Stock prior to this offering is based on 2,000,452 shares of common stock issuable upon conversion of the 1,766,703 shares of Series A Convertible Preferred Stock outstanding on May 11, 2011. The percentage of ownership of our Series A Convertible Preferred Stock after this offering is based on 1,571,784 shares of common stock issuable upon conversion of the 1,388,124 shares of Series A Convertible Preferred Stock outstanding after giving effect to the issuance of 428,668 shares of common stock issued upon the exercise of 378,579 shares of Series A Convertible Preferred Stock (the holders of which notified us in writing their intent to exercise their option and convert concurrently with the consummation of this offering). Unless otherwise indicated, the address for those listed below is c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Boca Raton, Florida 33487.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)
Name and Title of Beneficial Holder	Shares	%	Shares	%		Shares	%	Shares	%
Named executive officers and directors:
Daniel C. Staton, Chairman of the Board and Treasurer(2)	6,548,651	56.33%	565,536	28.27%	58.36%	6,554,598	24.43%	565,536	35.98%	25.99%

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)
Name and Title of Beneficial Holder	Shares	%	Shares	%		Shares	%	Shares	%
Marc H. Bell, Chief Executive Officer, President and Director(3)	5,090,296	49.18%	565,536	28.27%	51.81%	5,096,243	19.00%	565,536	35.98%	20.67%
Robert Brackett, President, Internet Group	—	—	—	—	—	—	—	—	—	—
Anthony Previte, Chief Operating Officer	—	—	—	—	—	—	—	—	—	—
Ezra Shashoua, Chief Financial Officer	—	—	—	—	—	—	—	—	—	—
Robert B. Bell, Director	—	—	—	—	—	—	—	—	—	—
Barry Florescue, Director(4)	669,109	9.31%	440,712	22.03%	14.55%	661,095	2.47%	440,712	28.04%	4.05%
Jim LaChance, Director	—	—	—	—	—	—	—	—	—	—
Toby E. Lazarus, Director	—	—	—	—	—	—	—	—	—	—
Jason H. Smith, Director	—	—	—	—	—	—	—	—	—	—
All named executive officers and directors as a group (11 persons)	12,308,056	76.32%	1,571,784	78.57%	78.42%	12,311,936	45.67%	1,571,784	100.00%	45.20%
Five percent stockholders:
Absolute Income Fund, L.P.(5)	1,563,035	20.32%	428,668	21.43%	24.52%	1,991,703	7.45%	—	—	7.45%
Andrew B. Conru Trust Agreement(6)	3,380,879	51.87%	—	—	51.87%	3,380,879	12.65%	—	—	12.65%
CMI II LLC(7)	428,555	6.17%	—	—	6.17%	428,555	1.60%	—	—	1.60%
Del Mar Master Fund, Ltd.(8)	563,444	7.96%	—	—	7.96%	698,190	2.61%	—	—	2.61%
Epic Distressed Debt Opportunity Master Fund Ltd.(9)	359,970	5.23%	—	—	5.23%	446,056	1.67%	—	—	2.67%
Florescue Family Corporation(10)	669,109	9.31%	154,922	7.74%	11.22%	661,095	2.47%	154,922	9.86%	3.03%
Mapstead Trust, created on April 16, 2002(11)	512,992	7.87%	—	—	7.87%	512,992	1.92%	—	—	1.92%
PET Capital Partners II LLC(12)	—	—	904,970	45.24%	12.19%	—	—	904,970	57.58%	3.28%
RockView Trading, Ltd.(13)	449,166	6.45%	—	—	6.45%	556,582	2.08%	—	—	2.08%
Stonehill Master Fund Ltd.(14)	806,952	11.02%	—	—	11.02%	868,740	3.25%	—	—	3.25%
Staton Family Investments, Ltd.(15)	4,709,686	47.65%	565,536	28.27%	50.48%	4,715,633	17.58%	565,536	35.98%	17.26%
Staton Family Perpetual Trust(16)	1,688,970	20.58%	—	—	20.58%	1,688,970	6.32%	—	—	6.32%
Strategic Media I LLC(17)	1,274,165	16.35%	—	—	16.35%	1,274,165	4.77%	—	—	4.77%

(1)	Percentage of total voting power represents voting power with respect to all shares of our common stock (including options and warrants currently exercisable or exercisable within 60 days of March 7, 2011, our Series B Convertible Preferred Stock and our Series B common stock) and Series A Convertible Preferred Stock, which vote together as a single class on all matters to be voted upon by our stockholders. Each share of Series A Convertible Preferred Stock is voted on an as-converted basis. As of April 25, 2011, each share of Series A Convertible Preferred Stock may be converted into 1.13 shares of common stock.

(2)	Shares of common stock beneficially owned include: 1,343,309 shares of common stock, 1,646,182 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants (451,977 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering) owned by Staton Family Investments, Ltd.; 1,274,165 shares of common stock issuable upon the exchange of Series B common stock purchased from IBD over which Staton Family Investments, Ltd. holds sole dispositive and voting power; 97,925 shares of common stock and 52,070 shares of common stock issuable upon the exchange of Series B common stock owned by Staton Media LLC; and 1,688,970 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock, owned by Staton Family Perpetual Trust. Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 255,946 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Staton Family Investments, Ltd. and 309,590 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II of which Staton Family Investments, Ltd. is the beneficial owner. Mr. Staton is a member of Staton Family Investments, Ltd. and has voting and investment power over its shares. Mr. Staton is a member and the manager of Staton Media LLC and has voting and investment power over its shares. Mr. Staton is a member of PET II and has voting and investment power over his percentage interest in its shares. Mr. Staton disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power. Mr. Staton is also the trustee of Staton Family Perpetual Trust and has voting and investment power over its shares, which are held in trust for the benefit of his minor children. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its new Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing). Shares of common stock beneficially owned do not include 764,298 shares of common stock to be sold to Andrew C. Conru Trust Agreement, effective upon the consummation of this offering, pursuant to Andrew C. Conru Trust Agreement’s exercise of such right to purchase in December 2009.

(3)	Shares of common stock beneficially owned include: 1,257,044 shares of common stock, 52,070 shares of common stock issuable upon conversion of Series B common stock, 3,335,152 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants (451,977 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 255,946 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Marc H. Bell and 309,589 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II. Mr. Bell is a member of PET II and has voting and investment power over his percentage interest in its shares. Mr. Bell disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power. Shares of common stock beneficially owned do not include 184,190 shares of common stock held by the Bell Family 2003 Charitable Lead Annuity Trust for which Mr. Bell does not hold voting or dispositive power. Mr. Bell disclaims beneficial ownership over the shares held by the Bell Family 2003 Charitable Lead Annuity Trust. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its new Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing). Shares of common stock beneficially owned do not include 2,616,581 shares of common stock to be sold to Andrew C. Conru Trust Agreement, effective upon the consummation of this offering, pursuant to Andrew C. Conru Trust Agreement’s exercise of such right to purchase in December 2009.

(4)	Shares of common stock beneficially owned include 465,325 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 203,784 shares of common stock issuable upon exercise of warrants (195,770 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering) owned by Florescue Family Corporation. Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 154,921 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Florescue Family Corporation and 285,790 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II of which Florescue Family Corporation is the beneficial owner and Florescue Family Corporation is a member of PET II and has voting and investment power over its percentage interest in PET II’s shares. Mr. Florescue is President of Florescue Family Corporation and has voting and investment power over its shares. Mr. Florescue disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power.

(5)	Shares of common stock beneficially owned include 387,760 shares of common stock and 1,175,275 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock. Shares of common stock beneficially owned after this offering reflect the conversion of 378,579 shares of Series A Convertible Preferred Stock into 428,668 shares of common stock which was executed concurrently with this offering. Income Fund GP Limited (“IFGPL”) is the general partner of Absolute Income Fund, L.P. and has shared voting and dispositive power over the shares held by Absolute Income Fund, L.P. Ben Christian Rispoli is the sole director of IFGPL. Greymoor International Limited is the sole shareholder of IFGPL and is a wholly-owned subsidiary of Neville Holdings Group Limited. Olivier Claude Michel Bassou and Olivier Pierre Adam are the directors of Greymoor International Limited and Neville Holdings Group Limited. Mr. Rispoli, Mr. Bassou and Mr. Adam share voting and dispositive power over the shares held by Absolute Income Fund, L.P. The address of Absolute Income Fund, L.P. is Suite 4-213-4 Governors Square, PO Box 31298, Grand Cayman, KY1-1206, Cayman Islands.

(6)	Shares of common stock beneficially owned include 2,616,581 shares of common stock and 764,298 shares of common stock issuable upon exercise of its right to purchase shares from Marc H. Bell, Daniel C. Staton, and related entities. In December 2009, such stockholders exercised its right to purchase shares from Messrs. Bell and Staton and related entities such exercise to be effective immediately upon consummation of the offering. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its new Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing). To the best of our knowledge, Andrew Conru holds investment and voting power over the securities held by the Andrew B. Conru Trust Agreement. The address of the Andrew B. Conru Trust Agreement is 2125 1st Avenue #2904, Seattle, Washington 98121.

(7)	Shares of common stock beneficially owned consist of 428,555 shares of common stock issuable upon conversion of Series B common stock. CMI II, LLC is a wholly-owned subsidiary of Castlerigg Master Investments Ltd. Sandell Asset Management Corp. is the investment manager of Castlerigg Investments Ltd. Thomas Sandell is the controlling person of Sandell Asset Management Corp. and shares beneficial ownership of the shares beneficially owned by Castlerigg Master Investments Ltd. Castlerigg International Ltd. is the controlling shareholder of Castlerigg International Holdings Limited and Castlerigg GS Holdings, Ltd., who are together the beneficial owners of Castlerigg Offshore Holdings, Ltd. Castlerigg Offshore Holdings, Ltd. is the controlling shareholder of Castlerigg Master Investments Ltd. Each of Castlerigg International Holdings Limited, Castlerigg GS Holdings, Ltd., Castlerigg Offshore Holdings, Ltd. and Castlerigg International Ltd. shares beneficial ownership over the shares beneficially owned by Castlerigg Master Investments Ltd. Each of Sandell Asset Management Corp., Mr. Sandell, Castlerigg International Holdings Limited, Castlerigg GS Holdings, Ltd. The address of CMI II LLC is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

(8)	Shares of common stock beneficially owned consist of 563,444 shares of common stock issuable upon exercise of warrants (698,190 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Del Mar Asset Management, LP is the advisor to Del Mar Master Fund, Ltd. The general partner of Del Mar Asset Management, LP is Del Mar Management, LLC. David Freelove is the president, chief executive officer and a managing member of Del Mar Management, LLC and has sole voting and dispositive power over the securities managed by Del Mar Asset Management, LP. The address of Del Mar Master Fund, Ltd. is c/o Del Mar Asset Management, LP, 711 Fifth Avenue, 5th Floor, New York, New York 10022.

(9)	Shares of common stock beneficially owned consist of 359,970 shares of common stock issuable upon exercise of warrants (446,056 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Epic Special Purpose Vehicle and CAI Distressed Debt Opportunity Master Fund, Ltd. are the beneficial owners of the shares held by Epic Distressed Debt Opportunity Master Fund, Ltd. through a participation agreement. Citigroup Alternative Investments LLC is the registered investment advisor to the above-listed funds and is the entity that directs voting and dispositive power over the shares held by Epic Distressed Debt Opportunity Master Fund, Ltd. The address of Epic Distressed Debt Opportunity Master Fund, Ltd. is c/o Citi Alternative Investments, 399 Park Avenue, 7th Floor, New York, New York 10022.

(10)	Shares of common stock beneficially owned include: 465,325 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 203,784 shares of common stock issuable upon exercise of warrants (195,770 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Mr. Florescue is President of Florescue Family Corporation and has voting and investment power over its shares. The address of Florescue Family Corporation is 50 E. Sample Rd, Suite 400, Pompano Beach, Florida 30064.

(11)	Shares of common stock beneficially owned include 258,226 shares of common stock and 254,766 shares of common stock issuable upon exercise of its right to purchase shares from Marc H. Bell, Daniel C. Staton, or related entities. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its new Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing). In December 2009, such stockholder exercised its right to purchase shares from Marc H. Bell, Daniel C. Staton and related entities, such exercise to be effective immediately prior to the consummation of this offering. Lars Mapstead and Marin Mapstead are trustees of the Mapstead Trust, created on April 16, 2002 and hold voting and investment power over its shares. The address of Mapstead Trust, created on April 16, 2002 is c/o Lars Mapstead, 180 Horizon Way, Aptos, California 95003.

(12)	Messrs. Bell, Staton and Florescue each disclaim beneficial ownership of these shares except with respect to their or their affiliated entities’ percentage ownership of PET II.

(13)	Shares of common stock beneficially owned consist of 449,166 shares of common stock issuable upon exercise of warrants (556,582 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Kevin Schweitzer is the managing member of Zabak Capital, LLC and holds sole voting and dispositive power over the shares held by RockView Trading, Ltd. Zabak Capital, LLC is the managing member of RockView Management LLC, which is the investment manager to RockView Trading, Ltd. The address of RockView Trading, Ltd. is Metro Center, One Station Place, Stamford, Connecticut 06902.

(14)	Shares of common stock beneficially owned consist of 806,952 shares of common stock issuable upon exercise of warrants (868,740 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering). Stonehill Capital Management LLC, a Delaware limited liability company (“SCM”), is the investment adviser of Stonehill Master Fund Ltd. (“Stonehill Master”). By virtue of such relationship, SCM may be deemed to have voting and dispositive power over the shares of common stock owned by Stonehill Master. Mr. John Motulsky, Mr. Christopher Wilson, Mr. Wayne Teetsel, Mr. Thomas Varkey, Mr. Jonathan Sacks, Mr. Peter Sisitsky, and Mr. Michael Thoyer (collectively, the “Members”) are the managing members of SCM, and may be deemed to have shared voting and dispositive power over the shares of common stock owned by Stonehill Master.

(15)	Shares of common stock beneficially owned include 1,343,309 shares of common stock and 1,646,182 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants (451,977 issuable on a pro forma basis pursuant to certain anti-dilution clauses triggered by this offering); and 1,274,165 shares of common stock issuable upon the exchange of Series B common stock purchased by IBD over which Staton Family Investments, Ltd. holds sole dispositive and voting power. Shares of Series A Convertible Preferred Stock beneficially owned include 255,946 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Staton Family Investments Ltd. and 309,590 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II of which Staton Family Investments, Ltd. is the beneficial owner. Mr. Staton is a member of Staton Family Investments, Ltd. and has voting and investment power over its shares.

(16)	Shares of common stock beneficially owned consist of 1,688,970 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock. Mr. Staton is the trustee of Staton Family Perpetual Trust and has voting and investment power over its shares, which are held in trust for the benefit of his minor children.

(17)	Shares of common stock beneficially owned consist of 1,274,165 shares of common stock issuable upon the exchange of Series B common stock. Staton Family Investments, Ltd. holds sole dispositive and voting power over the shares held by Strategic Media I LLC. Mr. Staton is a member of Staton Family Investments, Ltd. and has voting and investment power over its shares.

Pursuant to the indenture governing the New First Lien Notes and the Cash Pay Second Lien Notes, the holders of 51% of such notes (excluding notes held by affiliates of Messrs. Conru and Mapstead), are entitled to designate one member of our board of directors (two members if the board shall have more than 10 members) and one person to serve as an observer at all meetings of our board of directors. In addition, pursuant to the indenture governing the Non-Cash Pay Second Lien Notes, holders of 51% of such notes are entitled to designate one person to serve as an observer at all meetings of our board of directors. As of the date of this offering, no board designees or observers have been designated.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described below, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the employment agreements described in section entitled “Management.”

General Media, Inc. Transaction

General Media, Inc., or GMI, a Delaware corporation formed in 1993, filed for bankruptcy on August 12, 2003. In September 2003, Marc Bell, our Chief Executive Officer and President, and Daniel Staton, our Chairman of the Board and Treasurer, formed PET to acquire GMI’s secured notes and preferred stock. On October 5, 2004, GMI emerged from Chapter 11 protection with new equity distributed entirely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $35.8 million of Term Loan Notes distributed to former secured and unsecured creditors and a credit facility for up to $20.0 million funded by NAFT Ventures I LLC, or NAFT, an affiliate of Messrs. Bell and Staton. An unaffiliated fund also participated in the exit financing facility. Concurrently with the plan closing, we changed our name to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to IBD. This transaction was part of a broader settlement agreement, which ended all litigation among the parties to the transaction and allowed the company to emerge from bankruptcy without further delay. Within a year, all of the unsecured creditors with valid claims were paid in full.

Management Agreement

In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Marc Bell, our Chief Executive Officer and President, and Daniel Staton, our Chairman of the Board and Treasurer, whereby certain management services are to be performed by Messrs. Bell and Staton, or the managers, as designated by our board of directors. The management agreement was originally for a term of five years and provided for an annual fee of $0.5 million which amount was included in general and administrative expenses for each of the years ended December 31, 2008, 2007 and 2006. On August 17, 2005, the management agreement was amended to limit the total annual fee to be paid to the managers to a maximum of $500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the annual fee as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On October 8, 2009, we amended the management agreement to extend the term of the management agreement until the consummation of an initial public offering of our common stock as described in such amendment. We amended the agreement to increase the annual fee to $1.0 million and to remove all other bonus opportunities effective November 1, 2010. The term of the amended and restated agreement concludes upon the consummation of an initial public offering of our common stock in which either our aggregate gross proceeds are at least $25.0 million or we have an implied pre-money equity value of at least $100.0 million. The amended and restated management agreement also provides that we may grant stock options directly to the managers, but does not provide for their participation in a bonus pool. The amended and restated agreement may only be terminated prior to the consummation of an initial public offering with the mutual written consent of the parties or, if neither manager is able to provide the services contemplated thereunder, upon our 30 days’ written notice. An aggregate of $0.5 million and $0.6 million in management fees were paid in 2009 and 2010, respectively, under the management agreement. On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton. On March 14, 2011, our Board approved revised forms of these agreements, each of which will become effective upon the consummation of this offering.

Boca Raton Lease

Effective January 1, 2005, we entered into a lease with 6800 Broken Sound LLC, an affiliate of Marc Bell, our Chief Executive Officer and President, to lease 3,533 square feet of space in an office building in Boca Raton, Florida. The lease, as amended, provided for an annual base rent of $59,646, payable in equal monthly installments.

We are also responsible for certain costs, including property taxes, utilities, repairs, maintenance, alterations, cleaning and insurance, currently estimated to be $50,911 per annum. Total rent expense net of sales tax under this lease agreement was approximately $150,000, $112,000, and $110,000 for the years ended December 31, 2010, 2009, and 2008, respectively. We amended the lease on November 1, 2010 to provide for an aggregate of 8,533 square feet of space, with the annual base rent and expenses not to exceed $150,000 per year.

August 2005 and August 2006 Purchases of Series A Convertible Preferred Stock

In August 2005, in connection with our offering of Series A Convertible Preferred Stock and 2005 Notes, PET Capital Partners II LLC, or PET II, whose members consist of Marc Bell, our Chief Executive Officer and President, Daniel Staton, our Chairman of the Board and Treasurer, and Barry Floreseue, one of our directors, or their affiliates, purchased 420,635 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $5.0 million, or approximately $11.89 per share. In addition, Absolute Income Fund Ltd., an unaffiliated third party, purchased 252,380 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3.0 million, or approximately $11.89 per share.

In August 2006, PET II purchased an additional 378,597 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $4.5 million, or approximately $11.89 per share and Absolute Income Fund Ltd. purchased an additional 126,199 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $1.5 million, or approximately $11.89 per share.

August 2006 Purchase of 2006 Notes and Related Warrants

In August 2006, we issued $5.0 million of 2006 Notes and warrants to purchase an aggregate of 441,470 shares of common stock, subject to adjustment for certain anti-dilution provisions, at an exercise price of $0.0002 for an aggregate purchase price of approximately $5.0 million. As part of the transaction, certain owners of shares of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Such stockholders purchased $3.9 million in principal amount of 2006 Notes and warrants to purchase 344,347 shares of our common stock, subject to adjustment for certain anti-dilution provisions, at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $3.9 million, of which approximately $172,000 was allocated to the purchase of the warrants. In addition, Satellite Senior Income Fund, LLC, or Satellite, owners of shares of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Satellite purchased $1.1 million in principal amount of 2006 Notes and warrants to purchase 97,123 shares of our common stock, subject to adjustment for certain anti-dilution provisions, at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $1.1 million, of which approximately $48,500 was allocated to the purchase of the warrants.

Messrs. Bell and Staton subsequently purchased Satellite’s 2006 Notes and 2005 Notes. We were not a party to this transaction. These notes were subsequently repaid in the New Financing on October 27, 2010 and are no longer outstanding.

Purchase of Subordinated Term Loan Notes

In October 2004, PET, whose members consist of Marc Bell, our Chief Executive Officer and President, Daniel Staton, our Chairman of the Board and Treasurer, or their affiliates, and Absolute Income Fund Ltd. participated in our issuance of $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred Stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes plus accrued interest. The Term Loan Notes held by PET and Absolute Income Fund Ltd. were not repaid, but rather were exchanged for Subordinated Term Loan Notes with a principal amount of approximately $24.0 million. In October 2006, PET purchased an additional $0.9 million in principal amount of Subordinated Term Loan Notes. Interest on the Subordinated Term Loan Notes was payable in arrears annually at the rate of 13% per annum. All interest on our Subordinated Term Loan Notes was paid in kind.

In August 2006, Florescue Family Corporation purchased approximately $0.9 million in principal amount of our Subordinated Term Loan Notes from PET and Absolute Income Fund Ltd. Barry Florescue, one of our directors, is the president and a majority shareholder of Florescue Family Corporation and has beneficial interest over all the Subordinated Term Loan Notes owned by Florescue Family Corporation. In 2008, 2007 and 2006, Florescue Family Corporation received additional Subordinated Term Loan Notes in the amount of $148,898, $131,768 and $116,609, respectively, as payment of interest for those years.

On October 27, 2010, we completed the New Financing. Pursuant to the New Financing, the Subordinated Convertible Notes and Subordinated Term Notes, with outstanding principal amounts of $180,184,000 and $42,811,000 respectively, together with accrued interest of $9,462,000, were exchanged for Non-Cash Pay Second Lien Notes. For further information regarding the New Financing, see the section entitled “Description of Indebtedness.”

Series B Convertible Preferred Stock Offering

In December 2007, certain of our existing stockholders, including Messrs. Bell and Staton, Florescue Family Corporation and Absolute Income Fund Ltd., purchased an aggregate of 8,444,853 shares of Series B Convertible Preferred Stock at a purchase price of $0.59208 per share. The aggregate proceeds of $5.0 million were used to help fund the acquisition of Various and for general corporate purposes. The holders of Series B Convertible Preferred Stock have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering.

In connection with the sale of Series B Convertible Preferred Stock, we issued additional warrants to 15 holders of our Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. These holders, who at the time of the issuance held in the aggregate securities convertible into approximately 1,737,000 shares of our common stock, subject to adjustment for certain anti-dilution provisions, were issued additional warrants to purchase a total of 2,251,007 shares of our common stock, subject to adjustment for certain anti-dilution provisions, at an exercise price of $0.0002 concurrently with the issuance of shares of our Series B Convertible Preferred Stock.

Purchase of First Lien Senior Secured Notes by Marc Bell and Staton Family Investments, Ltd.

In December 2007, Marc Bell, our Chief Executive Officer and President, purchased approximately $5.2 million principal amount of our subsidiary’s First Lien Senior Secured Notes. In December 2007, Staton Family Investments, Ltd. also purchased approximately $5.2 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. Daniel Staton, our Chairman of the Board and Treasurer, is president of Staton Family Investments, Ltd. and has beneficial interest over all the First Lien Senior Secured Notes owned by Staton Family Investments, Ltd. Interest on the First Lien Senior Secured Notes accrued at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. In 2008, Mr. Bell received $0.7 million in interest payments and $0.5 million in principal payments and Staton Family Investments, Ltd. received $0.7 million in interest payments and $0.5 million in principal payments. In 2009, Mr. Bell received $0.6 million in interest payments and $0.9 million in principal payments and Staton Family Investments, Ltd. received $0.6 million in interest payments and $0.9 million in principal payments. In 2010, Mr. Bell received $0.3 million in interest payments and $0.4 million in principal payments and Staton Family Investments, Ltd. received $0.3 million in interest payments and $0.4 million in principal payments. In connection with the purchase of our subsidiary’s First Lien Senior Secured Notes, Mr. Bell and Staton Family Investments, Ltd. each received warrants for 84,342 shares of our common stock, subject to adjustment for certain anti-dilution provisions, valued at $0.5 million.

On October 27, 2010, we completed the New Financing. Pursuant to the New Financing, the First Lien Senior Secured Notes, including those notes held by Marc Bell and Staton Family Investments, Ltd., were exchanged for, or redeemed with, proceeds of the New First Lien Notes as described in “Note J—Long Term Debt” to our consolidated Financial Statements included elsewhere in this Prospectus. For further information regarding the New Financing, see the section entitled “Description of Indebtedness.”

Letter Agreement with Sellers of Various

The original terms of the stock purchase agreement for the Various acquisition called for the majority of the purchase price to be paid in cash. By early December 2007, it became apparent that we would only be able to raise a portion of that consideration in cash. A negotiation then ensued in which we sought to persuade the sellers to accept additional securities in lieu of some of the cash in payment of the purchase price, which offer was accepted by the sellers. The negotiation was conducted under extreme time pressure due to the deadline for closing the acquisition, which had already been extended. It was impracticable in the time available for us to issue additional equity securities. Consequently, at the closing of the Various acquisition on December 6, 2007, PET, Staton Family Investments, Ltd., Staton Media, LLC, Staton Family Perpetual Trust, an entity controlled by Mr. Staton, and Marc Bell, collectively referred to as the principals, entered into an agreement with the principals of Andrew B. Conru Trust Agreement and the Mapstead Trust, created on April 16, 2002, collectively referred to as the sellers, pursuant to which the principals and sellers agreed, among other things, that:

•	the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering. The option was subject to a vesting schedule pursuant to which the option vested in part immediately, and in part after each of six, nine and twelve months;

•	in the event (i) there is a default under the letter agreement; (ii) the outstanding balance of the First Lien Senior Secured Notes held by the sellers is greater than or equal to $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement, which is not cured at least two days prior to the applicable time frame within which cure is permitted under the 2007 Securities Purchase Agreement; (iii) the outstanding balance of the notes is less than $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement that has been called for immediate payment by the Required Holders (as defined in the 2007 Securities Purchase Agreement) pursuant to the terms of the 2007 Securities Purchase Agreement; or (iv) the First Lien Senior Secured Notes are not paid in full within 3.5 years after issuance, the sellers shall have the right to require the principals to purchase their outstanding First Lien Senior Secured Notes, in whole or in part, together with the related warrants to purchase shares of our common stock that are then still outstanding, and the principals will purchase such First Lien Senior Secured Notes and related outstanding warrants, at a purchase price equal to the then outstanding principal amount of the First Lien Senior Secured Notes required to be purchased, plus accrued and unpaid interest on such First Lien Senior Secured Notes through the date of purchase;

•	the principals granted the sellers a security interest in all our equity securities owned by the principals to secure the performance of the principals’ obligations referenced in the foregoing item;

•	in the event that, at any time and from time to time, after the issuance of the First Lien Senior Secured Notes to sellers, any seller receives a bid price equal to or greater than 97% of par plus accrued and unpaid interest to purchase such seller’s First Lien Senior Secured Notes and related outstanding warrants, in whole or in part, such seller shall sell its First Lien Senior Secured Notes and the related outstanding warrants pursuant to such bid; and (ii) each seller shall, at all times for so long as it owns any First Lien Senior Secured Notes, maintain with Imperial Capital, LLC and/or such other broker as the principals shall designate an offer price not greater than par plus accrued and unpaid interest to sell its First Lien Senior Secured Notes and related outstanding warrants; and

•	for so long as any First Lien Senior Secured Notes owned by any seller remain outstanding, the principals are restricted from selling, transferring or otherwise disposing of their First Lien Senior Secured Notes except subject to certain exceptions.

The December 6, 2007 letter agreement terminates upon the (i) sale, transfer or other disposition of all First Lien Senior Secured Notes owned by the sellers to an unrelated third party, (ii) the repayment in full of such First Lien Senior Secured Notes, or (iii) the consummation of this offering.

On May 14, 2008, the December 6, 2007 letter agreement was amended to reflect the sellers’ decision to retain their outstanding First Lien Senior Secured Notes, instead of selling them, as contemplated by the December 6, 2007 letter agreement. The principals and the sellers agreed, among other things, to the following amendments:

•	the principals no longer have an obligation to purchase the sellers’ First Lien Senior Secured Notes or to grant a security interest in any equity securities owned by the principals;

•	the sellers no longer have an obligation to sell their First Lien Senior Secured Notes at a certain bid price;

•	the principals granted the sellers an immediately exercisable option to purchase from time to time from the principals, an aggregate of approximately 1,000,000 shares of our common stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering;

•	the principals are no longer restricted from selling their First Lien Senior Secured Notes. Instead, until the consummation of an initial public offering, no principal may sell, transfer or otherwise dispose of any of our securities subject to the purchase option or permit them to become subject to any liens; and

•	the letter agreement terminates upon the consummation of this offering and the completion of transfer of any equity securities required by the amendment to be transferred.

Letter Agreement with Absolute Income Fund Ltd.

On December 6, 2007, Mr. Bell and Staton Family Investments, Ltd., an affiliate of Mr. Staton, together referred to as the principals, entered into an agreement with Absolute Income Fund Ltd. whereby the principals granted Absolute Income Fund Ltd. an option to purchase from time to time from the principals, 128,900 shares of our common stock at the exercise price of $0.20 per share. We were also a signatory to this agreement. The option could be exercised at any time prior to the consummation of an underwritten initial public offering of our common stock or upon the occurrence of any liquidation, merger, change of control, winding-up or sale of substantially all of our assets. On January 22, 2010, Absolute Income Fund Ltd. exercised this option.

Additional Reimbursement Agreements

On October 8, 2009, pursuant to a binding term sheet, we agreed to enter into agreements with each of Messrs. Bell, Staton, Conru and Mapstead effective upon the consummation of this offering, to partially reimburse each of Messrs. Bell and Staton for the sale by Mr. Bell, an affiliate of Mr. Bell and affiliates of Mr. Staton of the options described above and under “— Letter Agreement with Sellers of Various,” which were issued to facilitate the consummation of the Various acquisition and to pay a consent fee to each of Messrs. Conru and Mapstead. Each of Messrs. Bell and Staton will receive cash equal to the product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) 573,982 shares of our common stock that such individual or his affiliates contributed toward the consummation of the Various acquisition. Messrs. Conru and Mapstead will together receive cash in the aggregate equal to product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) 1,147,963 shares of our common stock, which cash will be allocated between the sellers. The reimbursement agreements provide that we will become obligated to make payments to Messrs. Bell, Staton, Conru and Mapstead upon the closing of a public or private offering of any debt or equity securities after the consummation of this offering. Upon such a subsequent offering, based upon an initial offering price of $10.00 per share of common stock, Messrs. Bell, Staton and Conru and Mapstead will be entitled to payments of $2.2 million, $2.2 million and $4.3 million (to be allocated between Messrs. Conru and Mapstead), respectively, in respect of these reimbursement agreements. We are not obligated to make any payments pursuant to these agreements unless the per share trading price of our common stock is equal to or greater than fifty percent of the initial per share offering price of our common stock in this offering. These reimbursement agreements were entered into as of December 17, 2009.

Grant of Options

On July 7, 2008, our board of directors authorized the execution of agreements covering the grant of options to each of Andrew Conru and Lars Mapstead as of the consummation of this offering to purchase 37,500 shares of our common stock pursuant to our 2008 Stock Option Plan. These options were issued in May, 2011. The exercise price of these options will be the share price offered to the public at the time of our initial public offering. For further discussion of our 2008 Stock Option Plan, refer to the section entitled “Management — Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Components — Long-Term Equity

Incentive Compensation.” At this time, the Company has not made a decision as to whether or not to issue stock options to Messrs. Conru and Mapstead.

Purchase of Series B Common Stock by Strategic Media I LLC

In 2004, PET sold a minority position of non-voting Series B common stock to IBD. In connection with the purchase agreement relating to this transaction, IBD was entitled to certain rights under the Shareholders’ Agreement (to which we are a party), including the right to receive notice of and to participate on a pro rata basis in, any issuance or sale of securities to a related party.

In December 2008, Strategic Media I LLC, or Strategic, a Delaware limited liability company, purchased 1,274,165 shares of our non-voting Series B common stock from IBD. Staton Family Investments, Ltd., which is managed by Mr. Staton, our Chairman of the Board and Treasurer, owns 25.0% of the membership interests of Strategic and, as the sole manager of Strategic, Staton Family Investments, Ltd. has sole dispositive and voting power over the shares purchased by Strategic. Bell Family 2000 Trust Agreement, an affiliate of Mr. Bell, our Chief Executive Officer and President, owns 25.0% of the membership interests of Strategic; however, Mr. Bell disclaims beneficial ownership over the membership interests held by this trust. Mr. LaChance, one of our directors, and his spouse own 6.25% of the membership interests of Strategic as tenants by the entirety.

The purchase price for the shares purchased by Strategic was $36.6 million, all of which is payable to the creditors of IBD. The approximate dollar value of each of the interests held by the Staton Family Investments, Ltd., the Bell Family 2000 Trust and Mr. LaChance is $9.15 million, $9.15 million and $2.29 million, respectively.

A non-refundable initial payment in the amount of $3.6 million was paid at the closing of the stock purchase. The balance of the purchase price is due on December 31, 2011, except that such balance is subject to pre-payment upon the occurrence of certain events, including upon consummation of this initial public offering. If the balance is not paid in full by its due date and the shares purchased by Strategic are not delivered to IBD’s creditors within five business days after the due date, the balance of the purchase price will start to accrue interest, at a rate per annum equal to 10% of the unpaid principal balance, until either the balance is paid or the shares are delivered. Strategic pledged the shares as security for payment of the balance of the purchase price. The shares are subject to lock-up arrangements as described under the section entitled “Underwriting.” Upon consummation of this offering, the Series B common stock will be converted into common stock.

As a result of this transaction, we delivered general releases to, and received general releases from, IBD, certain of its current and former directors, officers and shareholders, as well as substantially all of IBD’s creditors. The general release from IBD released us from, among other things, allegations raised in a July 30, 2007 letter from IBD that we, as well as certain of our officers and directors, had violated the Nevada Revised Statutes, federal securities laws, state common law and breached the terms of the 2004 Shareholders’ Agreement in connection with our offering of shares of Series B Convertible Preferred Stock in December 2007.

On January 18, 2010, counsel to Strategic received correspondence from IBD stating that, as we understand the correspondence, it does not believe that Strategic will comply with the relevant requirements of the purchase agreement documents and suggests that if this happens the “integrity of the releases is specious.” Counsel suggested that IBD might bring suit for claims of breach of contract and fraudulent inducement seeking rescission and/or damages against Strategic, the Company and others. We strongly believe any such claims that could be brought against us would be without merit and without support in the relevant documents or facts and intend to vigorously defend any claims as necessary. On January 20, 2010, counsel to Strategic received another letter from counsel to IBD retracting the notice of anticipatory breach in the January 18, 2010 letter.

Consulting Agreements

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Hinok Media Inc., an entity controlled by Andrew B. Conru. In exchange for consulting services, we agreed to pay Hinok Media Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. On December 6, 2007, the agreement was amended as part of the amendment to the Various Stock Purchase Agreement to provide for additional payments to Hinok Media Inc. of $1.0 million on the first anniversary of the closing of the Various acquisition, $1.0 million on the second anniversary and $3.0 million on the third anniversary. On May 12, 2008, the parties signed a letter agreement confirming the amendment and clarifying that the additional payments would be made on the dates specified in the amendment regardless of whether the original consulting agreement is still in effect at the time. On October 8, 2008, Hinok Media Inc. assigned all of its rights and obligations under the original consulting agreement and the December 6, 2007 amendment to Youmu, Inc., an entity also controlled by Mr. Conru. In the year ended December 31, 2008, we paid a total of $173,077 to Hinok Media Inc. and $57,692 to Youmu, Inc. pursuant to the original consulting agreement, and also $1,000,000 to Youmu, Inc. pursuant to the December 6, 2007 amendment. In the year ended December 31, 2009, we had paid a total of $1,230,769 to Youmu, Inc., $230,769 pursuant to the original consulting agreement and $1,000,000 pursuant to the December 6, 2007 amendment. In the year ended December 31, 2010, we paid a total of $3,230,769 to Youmu, Inc., $230,769 pursuant to the original consulting agreement and $3,000,000 pursuant to the December 1, 2007 amendment.

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Legendary Technology Inc., an entity controlled by Lars Mapstead. In exchange for consulting services, we agreed to pay Legendary Technology Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. In each of the years ended December 31, 2008, 2009 and 2010, we paid a total of $230,769 to Legendary Technology Inc.

On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements, we entered into a binding term sheet pursuant to which we agreed to extend the terms of these consulting agreements through the first quarter of 2013 and to increase the aggregate fee payable to the furnishing entities in their respective consulting agreements in each respective year by $1.0 million in 2010, $1.0 million in 2011, $1.0 million in 2012 and $250,000 in the first quarter of 2013. The furnishing entities will share in such additional compensation in proportion to each of the sellers’ ownership of stock of Various, Inc. prior to the December 2007 acquisition. In the year ended December 31, 2010, we paid $1.0 million pursuant to the October 8, 2009 waiver and binding term sheet.

On October 27, 2010, concurrent with the New Financing, we amended their consulting agreements to eliminate our obligation to make an aggregate of $3.25 million of consulting payments and our ability to terminate the consulting agreements prior to March 13, 2013.

Confirmation of Certain Consent and Exchange Fees

On October 27, 2010, concurrent with the Issuance of the New First Lien Notes, the Cash Pay Second Lien Notes and the Non-Cash Pay Second Lien Notes, and in consideration of Messrs. Conru and Mapstead consenting to the waiver of certain terms and conditions relating to Second Lien Indebtedness issued by INI in December 2007 and committing to exchange certain old indebtedness for New First Lien Notes and Non-Cash Pay Second Lien Notes, we agreed to pay consent and exchange fees to such affiliates of Conru and Mapstead as follows: $1.0 million was paid in December 2010, $1.0 million will be paid by December 31, 2011, $1.0 million will be paid by December 31, 2012 and $250,000 will be paid by March 31, 2013.

Binding Term Sheet

On October 8, 2009, we, INI and Messrs. Bell and Staton entered into a binding term sheet with each of the sellers and certain of their affiliates, and it was amended on October 27, 2010 in connection with the New Financing. Pursuant to this term sheet, we agreed to settle and release all indemnity claims against the sellers by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. As of December 31, 2010, a total of $10.0 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Non-Cash Pay Second Lien Notes (notes issued in exchange for the Subordinated Convertible Notes in the New Financing) will be increased by the issuance of new Non-Cash Pay Second Lien Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference.

Further, Messrs. Bell and Staton have each agreed to treat all obligations owing to them and their affiliates pursuant to the Subordinated Term Loan Notes on a pari passu basis with the Subordinated Convertible Notes. We have agreed to negotiate in good faith to formalize the agreements in the binding term sheet in definitive documents. On October 27, 2010, we completed the New Financing. The Subordinated Convertible Notes and the Subordinated Term Loan Notes were exchanged for Non-Cash Pay Second Lien Notes. For further information regarding the New Financing, see the section entitled “Description of Indebtedness.”

Waiver Fees and Extension Fees paid in 2010

We paid holders of the INI First Lien Senior Secured Notes and INI Second Lien Subordinated Secured Notes approximately $2.6 million in waiver fees on March 31, 2010. On an aggregate basis, Messrs. Bell and Staton and their respective affiliates who were holders received their pro-rata shares in the amount of $36,000 and $36,000, respectively, and Mr. Conru and Mr. Mapstead received their pro-rata shares in the amount of $1.4 million and $0.1 million, respectively.

On June 28, 2010, we agreed, after arms-length negotiations with a non-affiliate holders of the notes, to pay a 1.0% fee of approximately $463,000 to obtain an option to require the noteholders to extend the maturity date of the FFN Senior Term Notes (the “FFN Senior Term Notes”) to January 1, 2011. On October 27, 2010, we completed the New Financing. The FFN Senior Term Notes were repaid on October 27, 2010. On an aggregate basis, Messrs. Bell and Staton and their respective affiliates received their pro rata portion in the amount of approximately $130,000.

Exchange for New First Lien Notes by Marc H. Bell, Staton Family Investments, Ltd. and the Andrew C. Conru Trust and of Cash Pay Second Lien Notes by Marc H. Bell and Staton Family Investments, Ltd.

In October 2010, Mr. Bell exchanged approximately $3,656,000, Staton Family Investments, Ltd., of which Mr. Staton is president, exchanged approximately $3,656,000, and the Andrew C. Conru Trust, of which Mr. Conru is the trustee, exchanged approximately $98.0 million in principal amount of INI First Lien Senior Secured Notes and INI Second Lien Subordinated Secured Notes, for approximately $3,730,000, $3,730,000 and $100.0 million of New First Lien Notes, respectively, representing a 2% exchange premium. Mr. Bell also exchanged approximately $6,751,000 and Staton Family Investments, Ltd. also exchanged approximately $6,751,000 in principal amount of 2005 Notes and 2006 Notes, for $6,889,000 and $6,889,000, respectively, of Cash Pay Second Lien Notes, representing a 2% exchange premium. After discussing and negotiating the exchange ratios with unaffiliated third parties, we determined that the 2% exchange premium was a key deal term necessary to incentive the parties to effect the exchange. Mr. Staton is president of Staton Family Investments, Ltd. and has beneficial interest over all the New First Lien Notes and Cash Pay Second Lien Notes owned by Staton Family Investments, Ltd. On December 31, 2010, we paid $0.1 million, $0.1 million and $2.5 million of cash interest on the New First Lien Notes to Mr. Bell, Staton Family Investments Ltd. and the Andrew C. Conru Trust, respectively. On February 4, 2011, we paid $0.1 million, $0.1 million and $3.4 million of principal payments, representing cash payments of 102% of principal, to Mr. Bell, Staton Family Investments, Ltd. and the Andrew C. Conru Trust, respectively. On March 3, 2011 we paid $0.05 million, $0.05 million and $1.3 million of principal payments, representing cash payment of 102% of principal to each Mr. Bell, Staton Family Investments, Ltd. and the Andrew C. Conru Trust, respectively. In addition, on December 31, 2010, we paid $0.2 million of cash interest on the Cash Pay Second Lien Notes to each of Mr. Bell and Mr. Staton. On February 4, 2011, we paid $0.2 million of principal payments representing cash payments of 102% of principal to each of Mr. Bell and the Staton Family Investments Ltd. On March 3, 2011 we paid $0.1 million and $0.1 million of principal payments representing cash payments of 102% of principal to each Mr. Bell and Staton Family Investments Ltd. Upon the consummation of this offering, based upon an initial offering price of $10.00 per share of common stock, Messrs. Bell, Staton and Conru will receive $1.5 million, $1.5 million and $14.2 million, respectively, in connection with the redemption of their New First Lien Notes and Cash Pay Second Lien Notes.

Prior to the New Financing, we received commitments from certain holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes to exchange for or otherwise acquire $207.0 million of New First Lien Notes in the aggregate. We agreed, after arms-length negotiations with non-affiliate holders of the notes, to pay a cash commitment fee of 1.0% of each lender’s commitment and to issue additional INI First Lien Notes (the “Additional INI First Lien Notes”) to such lenders in a principal amount of 4.0% of such lender’s commitment (which was deemed to be earned at the time of such lender’s commitment) and in a principal amount of 0.5% per month of such lender’s commitment beginning on May 1, June 1, or August 1, 2010 (depending on the lender) and ending on the expiration date of such lender’s commitment (which were deemed to be earned on the last day of each month during the commitment term). The Additional INI First Lien Notes were required to be issued on the earlier of the consummation of the New Financing and the expiration date of such lender’s commitment. These Additional INI First Lien Notes were exchanged for New First Lien Notes as part of this New Financing. On an aggregate basis, Mssrs. Staton and Bell and their respective affiliates received their pro-rata shares in the amount of $35,000 each in cash and accrued $0.2 million each of Additional INI First Lien Notes, and Conru and Mapstead received their pro-rata portion in the amount of $1.1 million and $32,000 in cash, respectively, and accrued $7.3 million and $0.2 million, respectively, of Additional INI First Lien Notes as of the New Financing.

Prior to the New Financing, certain of the holders of the 2005 Notes and 2006 Notes agreed as part of the New Financing to exchange their existing 2005 Notes and 2006 Notes into New First Lien Notes, and the affiliated holders of the 2005 Notes and 2006 Notes agreed to receive Cash Pay Second Lien Notes. We agreed, after arms-length negotiations with non-affiliate holders of the 2005 Notes and 2006 Notes, to pay a fee in connection with, and in partial consideration for such commitments, a cash fee of 3.0% of such lender’s commitment upon the execution of the commitment letter, plus an additional 0.5% per month of such lender’s commitment beginning on May 1, and ending on the expiration date of such lender’s commitment. On an aggregate basis, Messrs. Staton and Bell and their respective affiliates received their pro-rata portion in the amount of $0.4 million each, through the New Financing.

Exchange for Non-Cash Pay Second Lien Notes by Marc Bell, Staton Family Investments, Ltd., each of the Sellers and Florescue Family Corporation

In October 2010, Mr. Bell exchanged approximately $20.7 million, Staton Family Investments, Ltd. exchanged approximately $20.7 million, PET Capital Partners I LLC exchanged approximately $1.2 million and Florescue Family Corporation exchanged approximately $1.7 million in principal amount of Subordinated Term Loan Notes, while the Andrew C. Conru Trust exchanged approximately $157.2 million and the Mapstead Trust, of which Mr. Mapstead is one of the trustees, exchanged approximately $26.5 million, in principal amount of Subordinated Convertible Notes for equivalent amounts of Non-Cash Pay Second Lien Notes, representing a 1-for-1 exchange. After discussing and negotiating the exchange ratios with Messrs. Bell, Staton, Conru and Mapstead, we settled upon a 1-to-1 exchange ratio so that Messrs. Bell, Staton, Conru and Mapstead would have identical economic terms post-exchange. All of the Subordinated Convertible Notes and Subordinated Term Notes, with outstanding principal amounts of $180.1 million and $42.8 million respectively, together with accrued interest, were exchanged for $232.5 million in principal amount of Non-Cash Pay Second Lien Notes. Mr. Bell and Staton Family Investments, Ltd. are members and the majority shareholders of PET Capital Partners I LLC and have beneficial interest over 99% of the Non-Cash Pay Second Lien Notes owned by PET Capital Partners I LLC. Barry Florescue, one of our directors, is the president and a majority shareholder of Florescue Family Corporation and has beneficial interest over all the Non-Cash Pay Second Lien Notes owned by Florescue Family Corporation. On December 31, 2010, we issued $0.4 million, $0.4 million, $3.2 million, $0.5 million and $0.04 million of additional Non-Cash Pay Second Lien Notes to Mr. Bell, Staton Family Investments, Ltd., Andrew C. Conru Trust, Mapstead Trust and the Florescue Family Corporation, respectively. Upon the consummation of this offering, we do not expect to make any payments in respect of the Non-Cash Pay Second Lien Notes.

Sale of Non-Cash Pay Second Lien Notes by Marc H. Bell and Staton Family Investments Ltd.

From January 2011 through March 2011, Mr. Bell, Staton Family Investments, Ltd. and PET Capital Partners II LLC each sold their entire principal holdings of Non-Cash Pay Second Lien Notes, which amounted to $21.2 million, $21.2 million and $1.3 million respectively, to unaffiliated third parties in a negotiated transaction. One of the rationales for the sale was to rebalance their investment portfolio and to pay tax liabilities incurred as a result of the New Financing when Mr. Bell, Staton Family Investments, Ltd. and PET Capital Partners II LLC exchanged their prior holdings of the Subordinated Convertible Notes into the Non-Cash Pay Second Lien Notes.

Current Debt Holdings by Marc H. Bell and Staton Family Investments, Ltd.

As of May 9, 2011, Mr. Bell and Staton Family Investments, Ltd. held principal amounts of our debt as follows:

Entity	First Lien Notes	Cash Pay Second Lien Notes
Marc H. Bell	$3.6 million	$6.6 million
Staton Family Investments Ltd.	$3.6 million	$6.6 million

Board Designees and Observers

Pursuant to the Indenture governing the First Lien Notes and the Cash Pay Second Lien Notes, the holders of 51% of such notes (excluding notes held by affiliates of Messrs. Conru and Mapstead), are entitled to designate one member of our board of directors (two members if the board shall have more than 10 members) and one person to serve as an observer at all meetings of our board of directors. In addition, pursuant to the Indenture governing the Non-Cash Pay Second Lien Notes, holders of 51% of such notes are entitled to designate one person to serve as an observer at all meetings of our board of directors. (Conru and Mapstead currently hold in excess of 51% of such Non-Cash Pay Second Lien Notes). As of the date of this offering, no board designees or observers have been designated.

Family Relationships

Marc Bell, our Chief Executive Officer, President and a director is the son of Robert B. Bell, one of our directors.

Related Party Policy and Audit Committee Charter

We have established a related party transaction policy, which will become effective upon the consummation of this offering, which provides procedures for the review of transactions with a value in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee, a holder of more than 5% of any class of our voting securities or any of the immediate family members of the foregoing. Any such related party transactions will require advance approval by a majority of our independent directors or a majority of the members of a committee constituted solely of our independent directors as such approval may be delegated by the board of directors from time to time. Our board of directors has delegated the review and approval of related party transactions to our audit committee effective upon the consummation of this offering. In addition, our audit committee charter will provide that the audit committee will review and approve all related party transactions.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock, preferred stock, warrants and related provisions of our amended and restated articles of incorporation and our amended and restated bylaws, which will be effective upon the consummation of this offering. For more detailed information, see our amended and restated articles of incorporation and the form of our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 125,000,000 shares of common stock, $0.001 par value per share, 12,500,000 of which are designated Series B common stock, and 22,500,000 shares of preferred stock, $0.001 par value per share, 2,500,000 shares of which are designated Series A Convertible Preferred Stock and 10,000,000 shares of which are designated Series B Convertible Preferred Stock.

Common Stock

Common Stock

As of December 31, 2010, there were 6,517,746 shares of common stock outstanding, excluding Series B common stock, which is non-voting.

Except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and any corporate action, other than the election of directors, requires a majority of the votes cast by holders entitled to vote. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive rights, redemption, conversion or other subscription rights under Nevada law. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of our preferred stock.

Series B Common Stock

As of December 31, 2010, there were 1,839,825 shares of Series B common stock outstanding. The holders of the Series B common stock have the same rights, preferences and privileges as the holders of the common stock, except that the holders of the Series B common stock do not have the right to vote on matters that come before the stockholders, unless otherwise required by Nevada law. The outstanding shares of Series B common stock are fully paid and non-assessable. In general, holders of Series B common stock have the right to exchange all shares of Series B common stock for a like number of shares of common stock commencing immediately prior to the occurrence of:

•	our consummation of a sale of all or substantially all of our assets or capital stock to any unaffiliated third party or, with certain exceptions, our merger, consolidation or combination with any third party, or

•	our consummation of an underwritten initial public offering of securities or our “reverse merger” with or into a publicly traded company.

The holders of the Series B common stock have informed us that they intend to exercise their option to convert effective upon the consummation of this offering.

Preferred Stock

Series A Convertible Preferred Stock

As of December 31, 2010, there were 1,766,703 shares of Series A Convertible Preferred Stock outstanding.

Our Series A Convertible Preferred Stock ranks senior to our common stock and on parity with our Series B Convertible Preferred Stock. Series A Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series A Convertible Preferred Stock, subject to adjustment for certain dilution events. The 2007 issuance of warrants in connection with the Various acquisition triggered certain anti-dilution provisions relating to the Series A Convertible Preferred Stock, resulting in a downward adjustment of the conversion price for the Series A Convertible Preferred Stock. As of July 1, 2008, the Series A Convertible Preferred Stock may be converted at the holder’s option into shares of common stock at the rate of 1.13 shares of common stock for each share of Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock carry voting rights on all matters to be voted upon by our stockholders, and on any particular matter each holder of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series A Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Shares of our Series A Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series A Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($11.89 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. On January 25, 2010, the certificate of designation for our Series A Convertible Preferred Stock was amended and restated, eliminating our obligation to obtain the consent of certain holders of the Series A Convertible Preferred Stock (or an affiliate of such holders) before taking certain actions, including, among other things, purchasing or acquiring any of our capital stock, effecting a change of control, or declaring or paying dividends. In addition, among other changes, redemption payments in the event of a change of control or a qualified IPO and preemptive rights were eliminated.

Series B Convertible Preferred Stock

As of December 31, 2010, there were 8,444,853 shares of Series B Convertible Preferred stock outstanding.

Our Series B Convertible Preferred Stock ranks senior to our common stock and on parity with our Series A Convertible Preferred Stock. Series B Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment for certain dilution events. Shares of Series B Convertible Preferred Stock carry voting rights on all matters to be voted upon by stockholders, and on any particular matter each holder of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series B Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Shares of our Series B Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series B Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.59208 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. On January 25, 2010, the certificate of designation for our Series B Convertible Preferred Stock was amended and restated to, among other changes, eliminate redemption payments in the event of a change of control or a qualified IPO and also eliminate preemptive rights.

The holders of the Series B Convertible Preferred Stock have informed us that they intend to exercise their option to convert effective upon the consummation of this offering.

Undesignated Preferred Stock

Subject to certain approval rights of the holders of our preferred stock, our board of directors has the authority, without action by the holders of the common stock, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Warrants

As of December 31, 2010, there were a total of 5,879,420 warrants to purchase shares of our common stock outstanding, which warrants include (a) 476,573 outstanding warrants with an exercise price of $6.20 per share, (b) 25,090 outstanding warrants with an exercise price of $10.25 per share, and (c) 5,377,757 outstanding warrants with an exercise price of $0.0002 per share, each of which warrants were originally issued in connection with certain of our debt offerings, which if not exercised, will expire upon the closing of this offering, except with respect to the warrants that were or will be extended, as described below. The warrants exercisable at a price of $6.20 and $10.25 have been adjusted pursuant to their terms for certain anti-dilutive issuances of our equity securities subsequent to their issuance. Thus, the number of shares issuable upon exercise of these warrants has been adjusted with respect to the warrants with an exercise price of $6.20, and the exercise price of the warrants exercisable at $6.20 and $10.25 have been adjusted.

In August 2005, we issued 732,310 warrants (including 25,090 warrants issued as part of the placement agent’s fee) pursuant to the transactions under the 2005 Securities Purchase Agreement. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $6.20 per share at any time prior to August 16, 2015 or our consummation of this offering of our common stock pursuant to a registration statement under the Securities Act (except for those warrants issued as part of the placement agent’s fee, which had an original exercise price of $11.80). The number of shares which may be purchased upon the exercise of these warrants and the purchase price for these shares are subject to adjustment in certain events. In August 2006, as consideration for the waiver by the holders of the warrants of certain defaults by us under the 2005 Securities Purchase Agreement, we amended the terms of 243,287 of these warrants to reduce the exercise price to $0.0002 per share.

In August 2006, we issued 441,474 warrants in connection with our offering of $5.0 million in principal amount of our 2006 Notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of August 27, 2016 or the consummation of this offering.

In December 2007, we issued 2,250,994 warrants to 15 holders of our Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering.

In December 2007, in connection with the issuance by INI of (i) $257.3 million in First Lien Senior Secured Notes, we issued an aggregate of 4,210,621 detachable warrants to the holders of the First Lien Senior Secured Notes, 2,523,923 of which remain outstanding as of December 31, 2008, and (ii) $80.0 million in Second Lien Subordinated Secured Notes to the sellers, we issued 1,187,980 detachable warrants to the holders of the Second Lien Subordinated Secured Notes. The holders of these warrants were entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering. On December 11, 2009 the detachable warrants were converted into common stock.

On May 18, 2008, certain holders of warrants issued in connection with the First Lien Senior Secured Notes exercised an aggregate of 1,686,700 warrants.

On October 8, 2009, we entered into an agreement with certain of our stockholders pursuant to which such stockholders agreed not to exercise any warrants or convert any convertible securities subsequently acquired by such stockholders such that the stockholders would at any time be deemed to own more than 4.99% of our shares of common stock (as determined in accordance with Rule 13d-3 promulgated under Section 13(d) of the Securities

Exchange Act of 1934), as amended. The stockholders have agreed to exercise, simultaneously with the consummation of this offering, that number of warrants beneficially owned by such stockholders on or simultaneously with the consummation of this offering such that the stockholders beneficially own 4.75% of our shares of common stock immediately prior to the consummation of this offering. In doing so, the stockholders must first exercise or let expire that number of $6.20 warrants held by such stockholders that would have to be exercised in order for the stockholders to own 4.75% of our common stock. Any $6.20 warrants that the stockholders allow to expire rather than exercise will be deemed exercised for purposes of meeting the 4.75% ownership requirement. The stockholders must then exercise that number of $0.0002 warrants held by such stockholders that would have to be exercised, if any, in order for such stockholders to own 4.75% of our common stock. On October 8, 2009, we amended the 1,373,859 warrants with an exercise price of $0.0002 held by such stockholders on the date of the agreement such that the consummation of this offering no longer triggers the expiration of such warrants, and we agreed to amend any remaining $6.20 warrants held by such stockholders remaining after the stockholders reach 4.75% ownership in a similar fashion. After the consummation of this offering, the amended warrants will have more limited adjustments pursuant to such warrants’ anti-dilution provisions.

Except for the warrants exercisable at a price of $10.25, all of the warrants are subject to adjustment immediately prior to the closing of this offering in the event that we have issued fewer than 1,343,997 shares (or options, warrants or rights) pursuant to an equity incentive or benefits plan prior to the occurrence of this offering. The number of shares of common stock for which each warrant is exercisable will be adjusted such that one such share will represent upon the offering the same proportion of the fully-diluted equity of the company that such share would have represented on the date of issuance of the warrant had the actual number of shares (or options, warrants or rights) issued under an equity plan (rather than 1,343,997 shares) been deemed issued on the date of issuance of the warrant. The warrants exercisable at a price of $10.25 have the same adjustment provision; however it is triggered if we have issued fewer than 588,890 shares (or options, warrants or rights) pursuant to an equity incentive or benefits plan prior to the occurrence of this offering.

Given the nominal exercise price of certain of our warrants and that after the completion of this offering any unexercised warrants that have not been extended will have expired, we anticipate that the holders of these warrants will exercise all of their warrants prior to, or concurrently with, the consummation of this offering.

Registration Rights

Pursuant to the 2005 Security Holders Agreement, the holders of the Series A Convertible Preferred Stock are entitled to piggyback registration rights for registration under the Securities Act of the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of certain warrants held by such security holders. Additionally, beginning six months after the consummation of this offering, the holders of a majority of the shares of our common stock owned by certain of our stockholders (including common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants), will be entitled to demand registration rights on behalf of such funds for the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the Series A Convertible Preferred Stock and the warrants for inclusion in the registration. The warrants issued in connection with the 2006 Notes and the 2005 Notes are also subject to this agreement and have registration rights thereunder. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

On December 6, 2007, we entered into a Registration Rights Agreement, as amended, with the sellers granting the holders of the warrants issued along with the First Lien Senior Secured Notes certain piggyback registration rights for the registration under the Securities Act of the shares of our common stock issuable upon the conversion of the warrants. Additionally, beginning four months after the consummation of this offering, holders of the warrants representing at least 51% of the total common stock issuable upon conversion of all such warrants are entitled to demand registration rights for the shares of common stock issuable upon the conversion of the warrants, but we are not required to effect any demand registration until 180 days after this offering. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the warrants for inclusion in the registration. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

We have agreed to consummate an exchange offer pursuant to an effective registration statement to be filed with the SEC to allow the holders of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes to exchange their notes for a new issue of substantially identical notes. In addition, we have agreed to file, under certain circumstances, a shelf registration statement to cover resales of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. We have agreed to use our reasonable best efforts, subject to applicable law, to cause to become effective a registration statement within 210 calendar days and to consummate an exchange offer within 240 days following the consummation of this offering. In the event that we fail to satisfy the registration and/or exchange requirements within the prescribed time periods, the interest rate on the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes will be increased by 3.5%.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The address of the transfer agent is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “FFN”.

Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions

Provisions of Nevada law and our articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Stockholder Meetings. Our bylaws provide that special meetings of the stockholders may be called by our Chairman of the Board or our President, and must be called by certain of our officers upon the written request of the holders of not less than 75% of the voting power of our capital stock.

No Action by Written Consent. Our bylaws provide that stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent, except as specifically required by our articles of incorporation or the Nevada Revised Statutes.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock in our articles of incorporation makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting called for that purpose, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have made such an election in our amended and restated articles of incorporation.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

DESCRIPTION OF INDEBTEDNESS

On October 27, 2010, we completed the New Financing. The debt that was issued in connection with New Financing is set forth below:

New First Lien Notes

The New First Lien Notes, in the principal amount of $305.0 million, of which approximately $112.0 million principal amount were issued to our stockholders including $7.5 million to entities controlled by certain officers and directors, were issued with an original issue discount of $6.1 million or 2.0%. The New First Lien Notes mature on September 30, 2013 and accrue interest at a rate per annum equal to 14.0%. Interest on the New First Lien Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Principal on the New First Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow as defined at 102% of principal, subject to pro-rata sharing with the Cash Pay Second Lien Notes. The New First Lien Notes are guaranteed by our domestic subsidiaries and are collateralized by a first-priority lien on all their assets as well as a pledge of our subsidiaries. The guarantees are the senior secured obligations of each such subsidiary guarantor. The New First Lien Notes are redeemable prior to maturity at our option in whole but not in part, at 110% of principal, and at principal at maturity on September 30, 2013, plus accrued and unpaid interest. In the event of an initial public offering of our common stock, or IPO, the net proceeds must be used to redeem the New First Lien Notes and Cash Pay Second Lien Notes pro-rata at 110% of principal, plus accrued and unpaid interest. In addition, noteholders have the option of requiring us to repay the New First Lien Notes in full upon a Change of Control, as defined in the indenture governing the New First Lien Notes, or the New First Lien Notes Indenture, at 110% of principal, plus accrued and unpaid interest. We do not expect this offering to result in a Change of Control. We shall also repay or offer to pay the New First Lien Notes and, in certain circumstances, the Cash Pay Second Lien Notes, with proceeds received from any debt or equity financing (including a secondary offering) and asset sales of $25 million or more at 110% of principal, plus accrued and unpaid interest, other asset sales, insurance claims, condemnation and other extraordinary cash receipts at principal, plus accrued and unpaid interest, subject to certain exceptions.

The New First Lien Notes Indenture contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers, asset sales, acquisitions and provision of financial statements and reports.

Cash Pay Second Lien Notes

The Cash Pay Second Lien Notes, in the principal amount of $13.8 million, all of which were issued to entities controlled by stockholders who are also officers and directors, were issued with an original issue discount of $276,000 or 2%, are identical to the terms of the New First Lien Notes except as to matters regarding collateral, subordination, enforcement and voting. The Cash Pay Second Lien Notes are secured by a fully subordinated second lien on substantially all of our assets, parri passu with the Non-Cash Pay Second Lien Notes, and will be included with the New First Lien Notes on a dollar for dollar basis for the purposes of determining required consents and waivers on all matters except for matters relating to collateral, liens and enforcement of rights and remedies. As to such matters, the Cash-Pay Second Lien Notes will be included with the Non-Cash Pay Second Lien Notes for the purposes of determining required consents and waivers.

Non-Cash Pay Second Lien Notes

The Non-Cash Pay Second Lien Notes, in the principal amount of $232.5 million, of which approximately $228.5 million principal amount were issued to our stockholders including $44.4 million to entities controlled by certain officers and directors, mature on April 30, 2014 and bear interest at 11.5%, payable semi-annually on June 30 and December 31, which may be paid in additional notes at our option. While the New First Lien Notes are in place, interest must be paid with additional Non-Cash Pay Second Lien Notes. The Non-Cash Pay Second Lien Notes are guaranteed by our domestic subsidiaries and collateralized by a second priority Lien on all of their assets and a pledge of our subsidiaries’ stock; however, such security interest is subordinate to the prior payment of the New First Lien Notes. The guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the holders of the New First Lien Notes. The Non-Cash Pay Second Lien Notes are redeemable, at our option in whole but not in part, at 100% of principal, plus accrued and unpaid interest, subject to the rights of the holders of the New First Lien Notes under the intercreditor agreement between the holders of the New First Lien Notes, the holders of the Cash Pay Second Lien Notes and the holders of the Non-Cash Pay Second Lien Notes. This agreement provides that no redemption of the Non-Cash Pay Second Lien Notes may occur until the New First Lien Notes are repaid in full.

Upon the payment in full of the New First Lien Notes, principal on the Non-Cash Pay Second Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow as defined at 102% of principal subject to pro-rata sharing with the Cash Pay Second Lien Notes. Upon an IPO, if the New First Lien Notes are paid in full, the remaining proceeds must be used to redeem the Non-Cash Pay Second Lien Notes and the Cash Pay Second Lien Notes on a pro-rata basis at 110% of principal, plus accrued and unpaid interest. In addition, noteholders have the option of requiring us to repay the Non-Cash Pay Second Lien Notes in full upon a Change of Control, as defined in the indenture governing the Non-Cash Pay Second Lien Notes, or the Non-Cash Pay Second Lien Indenture, at 110% of principal, plus accrued and unpaid interest. We do not expect this offering to result in a Change of Control. If the New First Lien Notes are paid in full, we shall repay the remaining Non-Cash Pay Second Lien Notes and the Cash Pay Second Lien Notes on a pro-rata basis with proceeds received from any debt or equity financing (including a secondary offering), and asset sales of over $25 million at 110% of principal, plus accrued and unpaid interest, and other asset sales, insurance claim, condemnation and other extraordinary cash receipts at principal, subject to certain exceptions.

The Non-Cash Pay Second Lien Notes will become convertible into shares of our common stock upon or after an IPO, solely at the option of the holders. The conversion price of the Non-Cash Pay Second Lien Notes will be at the per share offering price for shares of our common stock upon the consummation of the IPO provided that such conversion option shall be limited to approximately 21.1% of our fully diluted equity. The Non-Cash Pay Secured Lien Notes have been recorded at estimated fair value at the date of issuance on our December 31, 2010 balance sheet.

The Non-Cash Pay Second Lien Indenture contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers, asset sales and acquisitions and provision of financial statements and reports. These covenants are substantially identical to those contained in the New First Lien Notes.

We have determined that the New First Lien Notes are not substantially different from the formerly outstanding First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes for which they were exchanged, nor are the Non-Cash Pay Second Lien Notes substantially different from the formerly outstanding Subordinated Convertible Notes for which they were exchanged, based on the less than 10% differences in present values of cash flows of the respective debt instruments and, accordingly, such exchanges are accounted for as if the formerly outstanding Subordinated Convertible Notes were not extinguished. Accordingly, a new effective interest rate is determined for the outstanding notes based on the carrying amount of such notes and the revised cash flows of the newly issued notes. In connection therewith, commitment fees paid to the note holders, together with an allocable portion of existing unamortized discount, debt issuance and modification costs will be amortized as an adjustment of interest expense over the remaining term of the new notes using the effective interest method. Private placement fees related to the New First Lien Notes together with legal and other fees aggregating approximately $4.6 million allocated to the exchanges was charged to expense in the year ended December 31, 2010.

We have determined that the New First Lien Notes and Cash Pay Second Lien Notes are substantially different than the outstanding $28.1 million principal amount of 2005 Notes and 2006 Notes for which they were exchanged based on the more than 10% difference in present values of cash flows of the respective debt instruments and, accordingly, the exchanges are accounted for as an extinguishment of the 2005 Notes and 2006 Notes. We recorded a pre-tax loss on debt extinguishment in the year ended December 31, 2010 of $10.5 million related to such exchanged 2005 Notes and 2006 Notes and to the 2005 Notes and 2006 Notes, and First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes redeemed for cash. The loss includes the writeoff of unamortized costs and fees aggregating $8.6 million related to the notes which were extinguished.

We also determined that the Non-Cash Pay Second Lien Notes are substantially different than the non-convertible Subordinated Term Loan Notes for which they were exchanged based on the conversion feature in the new notes and, accordingly, the exchange was accounted for as an extinguishment of the Subordinated Term Loan Notes. We recorded a gain on extinguishment of $3.0 million, in the quarter ended December 31, 2010.

Registration Rights

We have agreed to consummate an exchange offer pursuant to an effective registration statement to be filed with the SEC to allow the holders of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes to exchange their notes for a new issue of substantially identical notes. In addition, we have agreed to file, under certain circumstances, a shelf registration statement to cover resales of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. We have agreed to use our reasonable best efforts, subject to applicable law, to cause to become effective a registration statement within 210 calendar days and to consummate an exchange offer within 240 days following the consummation of this offering. In the event that we fail to satisfy the registration and/or exchange requirements within the prescribed time periods, the interest rate on the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes will be increased by 3.5%.

Board Designees and Observers

Pursuant to the indenture governing the New First Lien Notes and the Cash Pay Second Lien Notes, the holders of 51% of such notes (excluding notes held by affiliates of Messrs. Conru and Mapstead), are entitled to designate one member of our board of directors (two members if the board shall have more than 10 members) and one person to serve as an observer at all meetings of our board of directors. In addition, pursuant to the indenture governing the Non-Cash Pay Second Lien Notes, holders of 51% of such notes are entitled to designate one person to serve as an observer at all meetings of our board of directors. As of the date of this offering, no board designees or observers have been designated.

Refinanced Debt

The debt outstanding as of September 30, 2010, which was paid with the proceeds of the New Financing, is described below:

2006 Notes

As of September 30, 2010, we had approximately $6.4 million in principal amount of our 2006 Notes outstanding.

In August 2006, we issued $5.0 million in principal amount of 2006 Notes. Since August 2006, we had issued $1.0 million in principal amount of 2006 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional $140,000 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various. In October 2009, we issued an additional approximately $246,227 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the 2006 Notes.

The 2006 Notes matured on July 31, 2010 and on July 7, 2010, we extended the maturity to January 1, 2011 and paid a cash fee of approximately $463,000 or 1% of the principal amount of the notes for such option to extend. Interest on the 2006 Notes accrued at a rate of 15% per annum, and was payable quarterly in cash after February 1, 2008 in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2006 Notes were pari passu with our 2005 Notes, and were secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than those of INI, including trademarks and other intellectual property, provided that the assets of INI were subject to a security interest in favor of the 2006 Notes that was subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2006 Notes were guaranteed by each of our subsidiaries.

We were entitled to redeem all or part of the 2006 Notes after the second anniversary of their issuance at 100.0% of the principal amount if after August 17, 2009, plus accrued and unpaid interest.

The 2006 Securities Purchase Agreement, as amended, contained covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to timely deliver certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements for certain subsidiaries acquired in the Various acquisition and cause those subsidiaries to join as guarantors, meet certain sales and net revenue targets from the production and distribution of films, and hold quarterly board meetings in 2008. We were not in compliance with minimum consolidated EBITDA and consolidated coverage ratios, and did not keep senior debt below certain levels. In addition, due to the VAT liability of Various, we were in breach of certain covenants related to compliance with laws. Finally, we made certain payments of fees under a management agreement with Bell & Staton, Inc. that were in violation of a covenant in the management agreement prohibiting the payment of fees if there is a default on the 2006 Notes. The 2006 Securities Purchase Agreement prohibited such payments if they were not permitted under the management agreement. As a result of these events of default, holders of 51% of the outstanding principal amount of our 2006 Notes and 2005 Notes had the right to request acceleration and immediate payment of all outstanding 2006 Notes and 2005 Notes, including all accrued and unpaid interest. The defaults on our 2006 Notes triggered the cross-default provisions of our 2005 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes.

On October 8, 2009 we entered into an agreement with the holders of the 2006 Notes which waived all existing events of default under the 2006 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, would be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO would be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds would be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds would be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes could opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds would be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds would be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds would be used to prepay the 2005 Notes and the 2006 Notes. The holders of the 2006 Notes also agreed, among other matters, to amend certain covenants regarding consolidated coverage ratios and consolidated EBITDA, and to eliminate a covenant regarding film distribution. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. The agreement also added additional covenants regarding total permitted VAT payments and required liquidity levels. In consideration for the amendments and waivers listed above, we issued additional notes to the holders of the 2006 Notes, in an amount equal to 4% of the outstanding principal amount of the 2006 Notes.

On October 27, 2010, in connection with the New Financing, the 2006 Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

2005 Notes

As of September 30, 2010, we had approximately $39.9 million in principal amount of our 2005 Notes outstanding.

We originally issued $33.0 million in principal amount of the 2005 Notes in August 2005 as 11% Senior Notes due 2010 along with 588,890 shares of Series A Convertible Preferred Stock. Since August 2005, we had issued

$4.5 million in principal amount of 2005 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional approximately $0.9 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various. In October 2009, we issued an additional approximately $1.5 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the 2005 Notes.

In August 2006, in connection with our offering of the 2006 Notes and as consideration for the waiver of certain defaults under the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide, among other matters, that interest on the 2005 Notes would accrue at a rate of 14% per annum and would be paid-in-kind.

In December 2007, in connection with our acquisition of Various and as consideration for the waiver of certain defaults under the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide that interest on the 2005 Notes would accrue at a rate of 15% per annum, payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2005 Notes matured on July 31, 2010 and on July 7, 2010, we extended the maturity to January 1, 2011 and paid a cash fee of approximately $463,000 or 1% of the principal amount of the notes for such option to extend. The 2005 Notes were pari passu with the 2006 Notes and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than INI and its subsidiaries, including trademarks and other intellectual property, provided that the assets of INI were subject to a security interest in favor of the 2005 Notes that was subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2005 Notes were guaranteed by each of our subsidiaries.

We were entitled to redeem all or part of the 2005 Notes after the second anniversary of their issuance at 100.0% of the principal amount if after the fourth anniversary of their issuance, plus accrued and unpaid interest.

The 2005 Securities Purchase Agreement, as amended, contained covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to timely deliver certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements for certain subsidiaries acquired in the Various acquisition and cause those subsidiaries to join as guarantors, meet certain sales and net revenue targets from the production and distribution of films, and hold quarterly board meetings in 2008. We were not in compliance with minimum consolidated EBITDA and consolidated coverage ratios, and did not keep senior debt below certain levels. In addition, due to the VAT liability of Various, we were in breach of certain covenants related to compliance with laws. Finally, we made certain payments of fees under a management agreement with Bell & Staton, Inc. that were in violation of a covenant in the management agreement prohibiting the payment of fees if there is a default on the 2005 Notes. The 2005 Securities Purchase Agreement prohibited such payments if they are not permitted under the management agreement. As a result of these events of default, holders of 51% of the outstanding principal amount of our 2006 Notes and 2005 Notes had the right to request acceleration and immediate payment of all outstanding 2006 Notes and 2005 Notes, including all accrued and unpaid interest. The defaults on our 2005 Notes also triggered defaults of our 2006 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes.

On October 8, 2009 we entered into an agreement with the holders of the 2005 Notes which waived all existing events of default under the 2005 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. The holders of the 2005 Notes also agreed, among other matters, to amend certain covenants regarding consolidated coverage ratios and consolidated EBITDA, and to eliminate a covenant regarding film distribution. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. The agreement also added additional covenants regarding total permitted VAT payments and required liquidity levels. In consideration for the amendments and waivers listed above, we issued additional notes to the holders of the 2005 Notes, in an amount equal to 4% of the outstanding principal amount of the 2005 Notes.

On October 27, 2010, in connection with the New Financing, the 2005 Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

Subordinated Term Loan Notes

As of September 30, 2010, we had approximately $42.8 million in principal amount of our Subordinated Term Loan Notes outstanding.

In October 2004, we issued $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes, plus accrued interest. The remaining $24.0 million in principal amount of the Term Loan Notes were held by PET, whose members consist of Marc Bell, our Chief Executive Officer and President, Daniel Staton, our Chairman of the Board and Treasurer, or their affiliates, Florescue Family Corporation, an entity controlled by Barry Florescue, one of our directors, and Absolute Income Fund Ltd. and were reissued as Subordinated Term Loan Notes. From October 2005 to September 30, 2009, we had issued $11.5 million in principal amount of Subordinated Term Loan Notes in payment of accrued interest on the outstanding notes. In October 2006, we issued an additional $0.9 million in principal amount of Subordinated Term Loan Notes to fund part of the purchase price consideration for the Danni.com business. In October 2009, we issued an additional $1.6 million in principal amount of Subordinated Term Loan Notes pro rata to the holders of outstanding Subordinated Term Loan Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the Subordinated Term Loan Notes.

The Subordinated Term Loan Notes matured on October 1, 2011. Interest on the Subordinated Term Loan Notes was payable in arrears annually on October 5 in each year, commencing October 5, 2005 at the rate of 13% per annum. For the three-year period following October 5, 2004, interest was payable in cash or in kind by the issuance of additional Subordinated Term Loan Notes (other than with respect to the date of issuance) in such principal amount as shall equal the interest payment that is then due, or any combination thereof, at our election; and thereafter until the principal is paid or made available for payment, payable in cash.

The terms of the Subordinated Term Loan Notes provided that, among other things:

•	they were subordinated to the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes;

•	we could not redeem the Subordinated Term Loan Notes while the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes remained outstanding;

•	we were restricted from paying cash interest on the Subordinated Term Loan Notes until we had maintained consolidated EBITDA of at least $25.0 million for the prior four consecutive fiscal quarters and attain an interest coverage ratio of at least 3:1; and

•	upon the occurrence of a change of control, the holders of the Subordinated Term Loan Notes would have the right to require us to concurrently purchase their notes at 100.0% of the face value thereof, plus accrued and unpaid interest, if any, provided, however, that such right could only be exercisable if the holders of the 2006 Notes and the 2005 Notes have exercised their repurchase right.

In the event that the maturity on our 2006 Notes, 2005 Notes, First Lien Senior Secured Notes or Second Lien Subordinated Secured Notes could have accelerated, the holders of 25% of the outstanding principal amount of our Subordinated Term Loan Notes could have requested acceleration and immediate payment of all outstanding principal and accrued and unpaid interest on the Subordinated Term Loan Notes, due to a cross-default provision. We were also in breach of certain covenants requiring the delivery of financial statements and accountants statements, prohibiting investments other than permitted investments and requiring all subsidiaries to be joined as guarantors. In addition, due solely to the VAT liability of Various, we were in breach of a covenant requiring the payment of all taxes before they become due. However, on December 6, 2007, December 19, 2008, March 20, 2009 and October 8, 2009, the holders of the Subordinated Term Loan Notes waived the cross-default provision as well as all other defaults resulting from covenants of which we were in breach.

On October 27, 2010, in connection with the New Financing, the Subordinated Term Loan Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

First Lien Senior Secured Notes

As of September 30, 2010, we had $167.1 million of First Lien Senior Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, INI issued approximately $257.3 million in principal amount of First Lien Senior Secured Notes.

The First Lien Senior Secured Notes matured on June 30, 2011. Interest on the First Lien Senior Secured Notes accrued at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. Interest on the First Lien Senior Secured Notes was payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The First Lien Senior Secured Notes were secured by a first-priority lien on all of INI’s assets and were guaranteed by each of INI’s subsidiaries. These guarantees were the senior secured obligations of each such subsidiary guarantor. We and each of our other direct subsidiaries had guaranteed INI’s obligations under the First Lien Senior Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries were also our respective secured obligations, but were subordinate to our respective obligations under our 2006 Notes and 2005 Notes.

INI could, at its option, redeem the First Lien Senior Secured Notes, in whole but not in part, at the redemption prices (expressed as percentages of principal amount thereof) set forth below plus accrued and unpaid interest, on the First Lien Senior Secured Notes redeemed, to the applicable redemption date:

•	102.0%, if redeemed on or before December 6, 2010; and

•	100.0%, if redeemed after December 6, 2010.

Commencing the fiscal quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement) (if any) of INI and its subsidiaries for such quarterly period. Through September 30, 2010, before the refinancing, we had made $90.2 million of such payments.

Commencing December 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes in annual installments on the 45th day following the date set forth below, in an aggregate amount equal to the greater of (x) 90% of the Excess Cash Flow (if any) of INI and its subsidiaries for the fiscal quarter most recently ended on December 31 and (y) the amount specified below for each such date, less, the aggregate amount of all repayments, if any, made in the immediately preceding three fiscal quarters:

•	December 31, 2009, an installment amount of approximately $38.6 million;

•	December 31, 2010, an installment amount of approximately $51.5 million; and

•	June 30, 2011, an installment amount of approximately $141.5 million.

On October 8, 2009, the 2007 Securities Purchase Agreement was amended such that the required principal payments became due on the 35th day following the dates set forth above.

The holders of the First Lien Senior Secured Notes had the option of requiring INI to repurchase the First Lien Senior Secured Notes in full at a price determined based on the repurchase date (on the same schedule as INI’s optional redemption price discussed above) upon a Liquidity Event (defined as a liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, sale of all or a material part of our assets or the assets of INI).

The 2007 Securities Purchase Agreement, as amended, contained covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The restrictive payments covenant prohibited dividends or other cash distributions from Various and INI to us subject to certain limited exceptions including an exception that permitted making payments for certain tax obligations, an exception that permitted paying dividends from INI to us and, provided no event of default is occurring or would result therefrom, an exception that permitted INI to make payments to us for (i) not more than $6.0 million during the first quarter of fiscal 2008 ($5.0 million of which was to be used for general corporate purposes, including expenses related to this offering, and $1.0 million which was to be used solely to pay actual fees and expenses related to this offering), (ii) not more than $5.0 million up to and including the fourth quarter of fiscal 2009 for the actual fees and expenses of third parties related to this offering and (iii) cash interest payments on the 2005 Notes and 2006 Notes and to pay certain operating expenses commencing in the second quarter of fiscal 2008 in an amount per fiscal quarter not to exceed $1.0 million plus the Available Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement), which cash payments may only be made out of Available Excess Cash Flow. Further, if such additional $1.0 million was not needed to make both the cash interest payments as well as the operating expense payments, the additional $1.0 million would not be paid to us.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to deliver on a timely basis certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements and perfection certificates for us and all of our subsidiaries, cause those subsidiaries to join as guarantors, deliver our credit card processing agreements, deliver landlord consents and letter agreements from counterparties to service agreements, provide notice of the change in location of collateral, create a back-up data center, and hold quarterly board meetings in 2008. INI also made non-permitted investments and restricted payments to us, our affiliates and others in breach of covenants limiting restricted payments and investments. In addition, as a result of the VAT liability of Various and the reduction in net revenue due to purchase accounting, certain of our representations and warranties were materially incorrect when made and we were in breach of covenants related to compliance with laws, maintaining minimum consolidated EBITDA and consolidated coverage ratios, and keeping senior debt below certain levels. As a result of these events of default, holders of 51% of the outstanding principal balance of First Lien Senior Secured Notes other than those held by the former stockholders of Various had the right to request acceleration and immediate payment of all outstanding First Lien Senior Secured Notes, including all accrued and unpaid interest. The defaults on our First Lien Senior Secured Notes also triggered defaults of our 2005 Notes, 2006 Notes, Subordinated Term Loan Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes.

On October 8, 2009, we entered into an agreement with the holders of the First Lien Senior Secured Notes which waived all existing events of default under the 2007 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. In addition to waiving the events of default the holders of the First Lien Senior Secured Notes, agreed to amend certain covenants including changes to consolidated coverage ratio, limits to total permitted VAT payments and permitted limited payments to us from INI. In consideration for the amendments, waivers and consents, we paid the holders of the First Lien Senior Secured Notes an amendment fee equal to 2% of the outstanding principal amount of First Lien Senior Secured Notes. In addition, we had agreed to pay, at the earlier of the consummation of a Qualified IPO (as defined in the agreement) or March 31, 2010, an additional waiver fee equal to 1% of the principal amount of First Lien Senior Secured Notes outstanding at the time to the holders of the First Lien Senior Secured Notes.

On October 27, 2010, in connection with the New Financing, the First Lien Senior Secured Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

Second Lien Subordinated Secured Notes

As of September 30, 2010, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding.

In connection with our acquisition of Various on December 6, 2007, INI issued to the sellers, $80.0 million in principal amount of Second Lien Subordinated Secured Notes in partial payment of the purchase price for Various. The Second Lien Subordinated Secured Notes had a maturity date of December 6, 2011. Interest on the Second Lien Subordinated Secured Notes accrued at a rate of 15% per annum and is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The Second Lien Subordinated Secured Notes were secured by a second-priority lien on all of INI’s assets and were guaranteed by each of INI’s subsidiaries, including Various, and secured by a second-priority lien on their assets. These guarantees were the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the purchasers of the First Lien Senior Secured Notes. We and each of our other direct subsidiaries had guaranteed INI’s obligations under the Second Lien Subordinated Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries were also our respective secured obligations, but were subordinate to our respective obligations under our 2006 Notes and 2005 Notes and the First Lien Senior Secured Notes.

We were entitled to redeem the Second Lien Subordinated Secured Notes, in whole or in part, at any time subject to the rights of the holders of the First Lien Senior Secured Notes under the intercreditor agreement between the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes. This agreement provided that no redemption of the Second Lien Subordinated Secured Notes could occur until the First Lien Senior Secured Notes was repaid in full after which principal on the Second Lien Subordinated Secured Notes would be payable quarterly to the extent of 90% of Excess Cash Flow (as defined in the 2007 Sellers’ Securities Agreement). The redemption price for the Second Lien Subordinated Secured Notes would have been 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the redemption date.

The holders of the Second Lien Subordinated Secured Notes were entitled to have INI repay the Second Lien Subordinated Secured Notes in full upon a Liquidity Event (defined as a liquidation, winding up, change of control (which included, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, or a sale of all or a material part of our assets or the assets of INI). Subject to the prior payment of the waiver fees related to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes and the payment in full of the First Lien Senior Secured Notes, upon an initial public offering, we would cause INI to prepay the Second Lien Subordinated Secured Notes using the remaining proceeds from such initial public offering, if any, net of any amounts required to pay fees and expenses related to such initial public offering for working capital purposes or for strategic acquisitions, in an amount equal to the greater of (x) the amount by which such remaining net cash proceeds exceed INI’s reasonable allocation of a portion of such net proceeds for use as working capital and then identified strategic acquisitions and (y) ninety percent of such remaining net cash proceeds. Any such prepayment of the Second Lien Subordinated Secured Notes would be at a price equal to 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the repayment date.

The 2007 Sellers’ Securities Agreement, as amended, contained covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. These covenants were substantially identical to those contained in the First Lien Senior Secured Notes.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to deliver on a timely basis certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements and perfection certificates for us and all of our subsidiaries, cause those subsidiaries to join as guarantors, deliver our credit card processing agreements, deliver landlord consents and letter agreements from counterparties to service agreements, provide notice of the change in location of collateral, create a back-up data center, and hold quarterly board meetings in 2008. INI also made non-permitted investments and restricted payments to us, our affiliates and others in breach of covenants limiting restricted payments and investments. In addition, as a result of the VAT liability of Various and the reduction in net revenue due to purchase accounting, certain of our representations and warranties were materially incorrect when made and we were in breach of covenants relating to compliance with laws, maintaining minimum consolidated EBITDA and consolidated coverage ratios, and keeping senior debt below certain levels. As a result of these events of default, holders of 51% of the outstanding principal balance of Second Lien Subordinated Secured Notes had the right to request acceleration and immediate payment of all outstanding Second Lien Subordinated Secured Notes, including all accrued and unpaid interest. The defaults on our Second Lien Subordinated Secured Notes also triggered defaults of our 2005 Notes, 2006 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Subordinated Convertible Notes.

On October 8, 2009 we entered into an agreement with the holders of the First Lien Senior Secured Notes which waived all existing events of default under the 2007 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. In addition to waiving the events of default the holders of the First Lien Senior Secured Notes, agreed to amend certain covenants including changes to consolidated coverage ratio, limits to total permitted VAT payments and permitted limited payments to us from INI. In consideration for the amendments, waivers and consents, we paid the holders of the First Lien Senior Secured Notes an amendment fee equal to 2% of the outstanding principal amount of First Lien Senior Secured Notes. In addition, we had agreed to pay, at the earlier of the consummation of a Qualified IPO (as defined in the agreement) or March 31, 2010, an additional waiver fee equal to 1% of the principal amount of First Lien Senior Secured Notes outstanding at the time to the holders of the First Lien Senior Secured Notes.

On October 27, 2010, in connection with the New Financing, the Second Lien Subordinated Secured Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

Subordinated Convertible Notes

As of September 30, 2010, we had $180.2 million in principal amount of Subordinated Convertible Notes outstanding reflecting reductions of $64.3 million and $1.1 million and an increase of $6.9 million as described below. On December 6, 2007, INI issued Subordinated Convertible Notes in the original aggregate principal amount of $170.0 million in partial payment of the purchase price for Various. The Subordinated Convertible Notes had a maturity date of December 6, 2011. Interest on the Subordinated Convertible Notes was payable at a rate of 6% per annum and until the 2006 Notes, 2005 Notes, First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes are repaid in full such interest may only be paid in additional Subordinated Convertible Notes. Thereafter, interest could have been paid in additional Subordinated Convertible Notes at INI’s option, and could have been prepaid at INI’s option, in whole or in part, at 100.0% principal plus accrued and unpaid interest. The Subordinated Convertible Notes were the unsecured obligation of INI and we guaranteed INI’s obligations under the Subordinated Convertible Notes. The Subordinated Convertible Notes were subordinate in right of payment to INI’s First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. Our guarantee was subordinated to the prior payment of our 2006 Notes and our 2005 Notes and our guarantee of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and pari passu in right of payment with the 13% Subordinated Term Loan Notes described above.

On October 8, 2009, we entered into an agreement with the holders of the Subordinated Convertible Notes which eliminated our option to convert the Subordinated Convertible Notes. The Subordinated Convertible Notes were convertible, at the holder’s option, into shares of our common stock, in whole or in part, at any time through and including the maturity date of such notes after the later to occur of (i) the one-year anniversary of the date of issuance of such notes and (ii) the consummation of an initial public offering. The conversion price would be equal to the per share offering price in this offering. If the notes were converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes would be limited in number to the number of shares equal to 17% of our fully diluted equity calculated at the time of the first such conversion. The Subordinated Convertible Notes were being held in escrow to secure indemnity obligations of the sellers. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On October 8, 2009, we settled and released all indemnity claims against the holders of the Subordinated Convertible Notes by reducing the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow, which was established at the closing of the Various transaction. As of December 31, 2010, a total of $10 million has been released from the escrow to reimburse us for VAT-related expenses already incurred.

The Subordinated Convertible Notes were also subject to reduction to the extent certain post closing bonuses of up to $3.5 million are paid by Various for a three year period. During 2009 and 2008, respectively, as a result of payment of $1.3 and $1.4 million in bonuses, which were charged to expense, the principal amount of the notes was reduced and the carrying value of the notes was reduced by $1.1 and $1.1 million, respectively, with a corresponding reduction in goodwill. On June 30, 2008, INI issued additional Subordinated Convertible Notes in the amount of $5.8 million as payment in kind for its interest obligation. On December 31, 2008, INI issued additional Subordinated Convertible Notes in the amount of $1.1 million as payment in kind for its interest obligation. On December 31, 2009, INI issued additional Subordinated Convertible Notes in the amount of $5.1 million as payment in kind for its interest obligation.

In the event that the maturity on our First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes was accelerated, the maturity of the outstanding principal balance of the Subordinated Convertible Notes would also have been accelerated due to a cross-default provision. No maturity was accelerated on any of our debt.

On October 27, 2010, in connection with the New Financing, the Subordinated Convertible Notes were paid off and, accordingly, no portion of the proceeds of this offering will be paid in respect of such notes.

Total Outstanding Debt as of a Recent Date

As of April 15, 2011 we had approximately $542.5 million of total debt outstanding, which was comprised of $290.9 million, $13.1 million, $237.2 million and $2.3 million of New First Lien Notes, Cash Pay Second Lien Notes, Non-Cash Pay Second Lien Notes and fees to the former owners of Various, respectively.

On February 4, 2011, excess cash flow payments of $10.5 million and $0.5 million were paid under our Indentures to the holders of the New First Lien Notes and Cash Pay Second Lien Notes, respectively, which payments were in amounts equal to 102% of the principal amounts repaid, amounting to total principal reductions of $10.3 million and $0.5 million for the First Lien Notes and Cash Pay Second Lien Notes, respectively. In the process of calculating the excess cash flow payments on February 4, 2011, we inadvertently used the methodology set forth in previously existing note agreements, resulting in underpayments of $3.9 million on the New First Lien Notes and $0.2 million on the Cash Pay Second Lien Notes (the “Underpayment Default”). In order to cure the Underpayment Default, on March 2, 2011, additional excess cash flow payments of $3.9 million and $0.2 million were paid to the holders of the New First Lien Notes and Cash Pay Second Lien Notes, respectively, which payments were in amounts equal to 102% of the principal amounts repaid, amounting to total principal reductions of $3.8 million and $0.2 million for the New First Lien Notes and Cash Pay Second Lien Notes, respectively.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Upon completion of this offering, we will have outstanding 26,724,598 shares of common stock. Of these shares, 5,000,000 shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by persons who may be deemed to be our “affiliates,” as that term is defined in Rule 144 under the Securities Act who will be subject to the restrictions described below. An aggregate of 21,724,598 shares of our common stock held by our existing stockholders upon closing of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if their resale is registered under the Securities Act or qualifies for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale
On the date of this prospectus	0
At various times beginning more than 180 days after the date of this prospectus	21,724,598

Lock-Up Arrangements

Prior to the completion of this offering, we and each of our officers, directors, and greater than 5% stockholders will agree, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Imperial Capital, LLC and Ladenburg Thalmann & Co. Inc. This 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

Generally, the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common stock of an issuer that has been acquired by a person who is an affiliate of the issuer, or has been an affiliate of the issuer within the past three months, to be sold in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are restricted securities for at least six months, will be entitled to freely sell such shares of stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Generally, our employees, officers, directors, consultants or advisors who purchased shares from us under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period or availability of current public information provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares, subject to the lock-up agreements described above.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering and as soon as permitted under the Securities Act.

Registration Rights

The holders of 11,717,280 shares of our common stock, assuming the exercise of outstanding warrants to purchase registrable securities and the conversion of outstanding Series B common stock, outstanding Series A Convertible Preferred Stock and Non-Cash Pay Second Lien Notes, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For more information regarding our outstanding registration rights, see the section entitled “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. TAX CONSIDERATIONS

The following is a summary of all U.S. federal income and estate tax consequences relating to the acquisition, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary is based upon the Internal Revenue Code of 1986, as amended or “Code,” the Treasury Regulations or the “Regulations” promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code.

This summary does not purport to deal with all aspects of U.S. federal income or other federal taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment or Non-U.S. Holders that own (or owned during the relevant period) actually or constructively, more than 5% of our common stock). In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of shares of our common stock are urged to consult their tax advisors concerning the U.S. federal income taxation and other tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the application of state, local and foreign income and other tax laws.

For purposes of the following summary, a “Non-U.S. Holder” is a holder of our common stock that, for U.S. federal income tax purposes, is not (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

If a Non-U.S. Holder is a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds shares of our common stock, the tax treatment of such Non-U.S. Holder generally will depend upon its U.S. tax status and upon the activities of the partnership. If a Non-U.S. Holder is a partner of a partnership acquiring shares of our common stock, such Non-U.S. Holder is urged to consult its tax advisor about the U.S. tax consequences of holding and disposing of the shares of our common stock.

The description set forth above may not be applicable depending on a Non-U.S. Holder’s particular situation. Prospective Non-U.S. Holders of our common stock should consult their tax advisors with respect to the particular tax consequence to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Dividends

We do not expect to declare or pay any dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the Non-U.S. Holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “— Gain on Disposition of Common Stock” below. Any dividend paid to a Non-U.S. Holder of shares of our common stock ordinarily will, except as described in the following paragraph, be subject to withholding of U.S. federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide an IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States generally will be exempt from the withholding tax described above (if the Non-U.S. Holder complies with applicable certification and disclosure requirements) and instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the Non-U.S. Holder were a U.S. person (unless, where an income tax treaty applies, the dividend is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate Non-U.S. Holder that are effectively connected with a trade or business conducted by such corporate Non-U.S. Holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a disposition of shares of our common stock, provided that (i) the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the U.S. (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), and (ii) in the case of a Non-U.S. Holder who is an individual and who holds the shares of our common stock as a capital asset, such Non-U.S. Holder is not present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met. Additional special rules would apply if our stock were considered to be a U.S. real property interest, which we do not expect to be the case. Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of shares of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death may be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

U.S. backup withholding tax generally will not apply to payments of dividends to a Non-U.S. Holder if the certification described above in “— Dividends” is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

Certain payments may be subject to information reporting even if a Non-U.S. Holder establishes an exemption from backup withholding. Copies of information returns reporting dividend payments and any withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Non-U.S. Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

The foregoing discussion of U.S. federal income tax considerations is not tax advice. Accordingly, each prospective Non-U.S. Holder of our common stock should consult that holder’s tax advisor with respect to the federal, state, local, estate and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Imperial Capital, LLC and Ladenburg Thalmann & Co. Inc., referred to herein individually as Imperial and Ladenburg, respectively, and collectively as the representatives, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Imperial Capital, LLC	2,500,000
Ladenburg Thalmann & Co. Inc.	2,500,000

Total	5,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares of our common stock being offered to the public is subject to specific conditions, including the authorization and the validity of the shares being accepted for listing on the NASDAQ Global Market and the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the shares of our common stock being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the effective date of the registration statement, to purchase up to 750,000 additional shares of our common stock, representing 15% of the shares of our common stock offered for sale in this offering, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of our common stock offered by this prospectus. The over-allotment option will only be used to cover the net syndicate short position resulting from the initial distribution. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

Commissions and Expenses

The underwriting discounts and commissions are 7.25% of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option.

The underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.435 per share under the public offering price of $10.00 per share. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.435 per share to other dealers. After the initial public offering, the representatives may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

	Fee Per Share (1)	Total Without Exercise of Over- Allotment		Total With Exercise of Over- Allotment
Public offering price	$10.00	$50.0	million	$57.5	million
Discount	$0.725	$3.6	million	$4.2	million
Proceeds before expenses	$9.275	$46.4	million	$53.3	million

(1)	The fees do not include the over-allotment option granted to the underwriters.

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses (including up to a maximum of $50,000 for expenses (excluding the expenses of counsel) for each of Imperial and Ladenburg and $225,000 in fees and $58,785 in expense reimbursements previously paid to Ladenburg in connection with its participation as a selling group member in our previous attempt to consummate our initial public offering), but excluding underwriting discounts and commissions, will be approximately $5.1 million.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors, and greater than 5% stockholders will agree, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Imperial and Ladenburg. This 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Pricing of this Offering

Prior to this offering there has been no public market for our common stock and we cannot be certain that an active trading market will develop and continue after this offering. The public offering price of the common stock was negotiated between us and the representatives. This price should not be considered an indication of the actual value of the common stock. This price may not correspond to the price at which our shares of common stock will trade in the public market following this offering. Factors considered in determining the prices and terms of the common stock include:

•	the history and prospects of companies in our industry;

•	prior offerings of those companies;

•	our history and prospects, including our past and present financial performance and our prospects for future earnings;

•	our capital structure;

•	an assessment of our management and their experience;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more securities than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Terms

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

We have granted the representatives the right to act as the joint book-running managers for all follow-on offerings for 18 months following this offering, if completed (provided that, in the case of each of Imperial or Ladenburg, such representative was an underwriter at the consummation of this offering), which right would also be subject to the representatives’ prior approval of any additional book-running manager and any co-managers, such approval not to be unreasonably withheld.

Giving effect to the foregoing contractual obligations, any of the underwriters may, among other things, assist us in raising additional capital, as needs may arise in the future. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters, and no fees for such services will be paid to any of the underwriters, prior to the date which is 90 days after the effective date of the registration statement, unless FINRA determines that such payment would not be deemed underwriters compensation in connection with this offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

In connection with this offering, the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

Certain of the underwriters or their affiliates, including Imperial and Ladenburg, have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

Resale Restrictions

The distribution of our securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our securities are made. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our securities.

Representations of Purchasers

By purchasing our securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in our securities in their particular circumstances and about the eligibility of our securities for investment by the purchaser under relevant Canadian legislation.

State Blue Sky Information

We intend to offer and sell the Units offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada, our Nevada counsel. Akerman Senterfitt, our special counsel, will pass upon certain matters for us. Dechert LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our financial statements as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 included in this prospectus and in the registration statement have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report appearing in this prospectus and in the registration statement and are so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a result of the consummation of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will be required to file reports and other information with the SEC. Anyone may inspect a copy of the registration statement, such reports and other information without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FriendFinder Networks Inc.

We have audited the accompanying consolidated balance sheets of FriendFinder Networks Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ deficiency, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FriendFinder Networks Inc. and subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

/s/ EisnerAmper LLP

New York, New York
March 15, 2011, except for Note Q(l) as to which the date is April 13, 2011

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash	$34,585	$22,600
Restricted cash	7,385	6,295
Accounts receivable, less allowance for doubtful accounts of $2,236 and $2,152, respectively	9,886	12,142
Inventories	1,028	1,339
Prepaid expenses	4,534	7,980
Deferred tax asset	5,522	11,366
Total current assets	62,940	61,722
Film costs, net	4,312	4,526
Property and equipment, net	6,666	13,812
Goodwill	326,540	326,540
Domain names	55,890	55,491
Trademarks	9,213	13,873
Other intangible assets, net	29,134	48,183
Deferred debt costs, net	22,336	12,318
Deferred offering costs	13,267	9,050
Receivable from escrow fund	—	2,679
Other assets	2,519	3,687
	$532,817	$551,881
LIABILITIES
Current liabilities:
Current installment of long-term debt, net of unamortized discount of $744 and $1,931, respectively	15,009	56,116
Accounts payable	9,481	12,612
Accrued expenses and other liabilities	65,420	69,727
Deferred revenue	48,302	46,046
Total current liabilities	138,212	184,501
Deferred tax liability	30,275	37,397
Long-term debt, net of unamortized discount of $31,935 and $44,118, respectively	510,551	432,028
Liability related to warrants	3,559	3,597
Total liabilities	682,597	657,523
Commitments and contingencies (Notes P and Q)
REDEEMABLE PREFERRED STOCK
Series A Convertible Preferred Stock, $0.001 per share — authorized 2,500,000 shares; issued and outstanding 1,766,703 shares in 2009 (at liquidation preference)	—	21,000
Series B Convertible Preferred Stock, $0.001 per share — authorized 10,000,000 shares; issued and outstanding 8,444,853 shares in 2009 (at liquidation preference)	—	5,000
STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.001 par value — authorized 22,500,000 shares; issued and outstanding 10,211,556 shares in 2010 and redeemable shares in 2009, shown above;
Series A Convertible Preferred Stock $0.001 per share — authorized 2,500,000 shares; issued and outstanding 1,766,703 shares in 2010 (liquidation preference $21,000)	2	—
Series B Convertible Preferred Stock $0.001 per share — authorized 10,000,000 shares; issued and outstanding 8,444,853 shares in 2010 (liquidation preference $5,000)	8	—
Common stock, $0.001 par value — authorized 125,000,000 shares in 2010 and 2009
Common stock voting — authorized 112,500,000 shares, issued and outstanding 6,517,746 in 2010 and 2009.	6	6
Series B common stock non-voting — authorized 12,500,000 shares; issued and outstanding 1,839,825 shares in 2010 and 2009	2	2
Capital in excess of par value	80,823	55,818
Accumulated deficit	(230,621)	(187,468)
Total stockholders’ deficiency	(149,780)	(131,642)
	$532,817	$551,881

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,
	2010	2009	2008
Net revenue
Service	$324,211	$309,033	$309,388
Product	21,786	18,659	21,629
Total	345,997	327,692	331,017
Cost of revenue
Service	97,959	78,627	81,815
Product	12,531	13,070	14,699
Total	110,490	91,697	96,514
Gross profit	235,507	235,995	234,503
Operating expenses:
Product development	12,834	13,500	14,553
Selling and marketing	37,258	42,902	59,281
General and administrative	79,855	76,863	88,280
Amortization of acquired intangibles and software	24,461	35,454	36,347
Depreciation and other amortization	4,704	4,881	4,502
Impairment of goodwill	—	—	9,571
Impairment of other intangible assets	4,660	4,000	14,860
Total operating expenses	163,772	177,600	227,394
Income from operations	71,735	58,395	7,109
Interest expense, net of interest income	(88,508)	(92,139)	(80,510)
Other finance expenses	(4,562)	—	—
Interest and penalties related to VAT liability not charged to customers	(2,293)	(4,205)	(8,429)
Net loss on extinguishment and modification of debt	(7,457)	(7,240)	—
Foreign exchange gain (loss), principally related to VAT liability not charged to customers	610	(5,530)	15,195
Gain on settlement of VAT liability not charged to customers	—	232	2,690
Gain on elimination of liability for United Kingdom VAT not charged to customers	—	1,561	—
Gain on liability related to warrants	38	2,744	—
Other non-operating expenses, net	(13,202)	(366)	(197)
Loss before income tax benefit	(43,639)	(46,548)	(64,142)
Income tax benefit	(486)	(5,332)	(18,176)
Net loss	$(43,153)	$(41,216)	$(45,966)
Net loss per common share — basic and diluted	$(3.14)	$(3.00)	$(3.35)
Weighted average shares outstanding — basic and diluted	13,735	13,735	13,735

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIENCY
YEARS ENDED DECEMBER 31, 2010, 2009 and 2008
(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable Preferred Stock				Stockholders’ Deficiency
	Series A Convertible		Series B Convertible		Preferred Stock		Common Stock
							Voting		Series B Non-Voting
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance at January 1, 2008	1,766,703	$21,000	8,444,853	$5,000	0	$0	3,561,127	$4	1,839,825	$2	$60,576	$(98,701)	$(38,119)
Exercise of warrants							1,686,700	1			(1)
Net loss												(45,966)	(45,966)
Balance at December 31, 2008	1,766,703	21,000	8,444,853	5,000	0	0	5,247,827	5	1,839,825	2	60,575	(144,667)	(84,085)
Classification of warrants as a liability											(4,756)	(1,585)	(6,341)
Exercise of warrants							1,269,919	1			(1)
Net loss												(41,216)	(41,216)
Balance at December 31, 2009	1,766,703	21,000	8,444,853	5,000	0	0	6,517,746	6	1,839,825	2	55,818	(187,468)	(131,642)
Transfer of preferred stock from temporary equity to stockholders’ deficiency	(1,766,703)	(21,000)	(8,444,853)	(5,000)	10,211,556	10					25,990		26,000
Other											(985)		(985)
Net loss												(43,153)	(43,153)
Balance at December 31, 2010	0	$0	0	$0	10,211,556	$10	6,517,746	$6	1,839,825	$2	$80,823	$(230,621)	$(149,780)

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net loss	$(43,153)	$(41,216)	$(45,966)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income tax benefit	(1,278)	(5,332)	(18,550)
Impairment of intangibles	4,660	4,000	24,431
Net loss on extinguishment and modification of debt	7,457	7,240	—
Amortization of acquired intangibles and software	24,461	35,454	36,347
Depreciation and other amortization	4,702	4,881	4,502
Amortization of film costs	3,763	4,001	3,899
Non-cash interest, including amortization of discount	45,148	47,139	30,725
Provision for doubtful accounts	839	249	1,505
Gain on elimination of liability for United Kingdom VAT not charged to customers	—	(1,561)	—
Gain on settlement of VAT liability not charged to customers	—	(232)	(2,690)
Gain on warrant liability	(38)	(2,744)	—
Other	504	209	32
Changes in operating assets and liabilities:
Restricted cash	(1,090)	1,566	8,480
Accounts receivable	1,417	(3,050)	5,101
Inventories	311	288	88
Prepaid expenses	3,446	(1,652)	(2,820)
Film costs	(3,549)	(3,705)	(4,461)
Deferred debt costs	(4,265)	(5,594)	—
Deferred offering costs	(4,217)	(6,974)	(2,076)
Other assets	1,169	(1,133)	(864)
Accounts payable	(3,132)	3,579	(2,775)
Accrued expenses and other liabilities	3,230	1,034	440
Deferred revenue	2,255	3,232	15,600
Net cash provided by operating activities	42,640	39,679	50,948
Cash flows from investing activities:
Cash received from escrow in connection with acquisition	2,679	7,321	—
Purchases of property and equipment	(3,530)	(3,542)	(9,161)
Reduction of goodwill attributable to reimbursement from prior owners of Various	—	915	—
Other	(399)	(490)	(128)
Net cash (used in) provided by investing activities	(1,250)	4,204	(9,289)
Cash flows from financing activities:
Debt issuance costs	(5,834)	—	—
Repayment of long-term debt	(25,921)	(44,987)	(25,336)
Redemption of long-term debt	(86,237)	—	—
Issuance of New First and Second Lien Notes	89,572	—	—
Other	(985)	—	—
Net cash (used in) financing activities	(29,405)	(44,987)	(25,336)
Net increase (decrease) in cash	11,985	(1,104)	16,323
Cash at beginning of period	22,600	23,704	7,381
Cash at end of period	$34,585	$22,600	$23,704

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2010	2009	2008
Supplemental disclosures of cash flow information:
Cash paid for:
Interest paid	$43,541	$45,531	$53,592
Income taxes	—	1,343	17
Non-cash investing and financing activities:
Reduction of Subordinated Convertible Notes and goodwill for bonus indemnification from former stockholders of Various	—	$1,202	$1,074
Accrual and issuance of notes for debt modification costs	—	$6,041	—
Effect of elimination of United Kingdom VAT liability:
Reduction in accrued expenses and other liabilities	—	$39,520	—
Increase in Subordinated Convertible Notes payable	—	$28,989	—
Reduction of goodwill	—	$5,381	—
Increase in deferred tax liability	—	$3,587	—
Exchange of New First Lien Notes for outstanding First ($126,124) and Second ($48,275) Lien Notes	$174,399	—	—
Issuance of New First Lien Notes for commitment fees	$13,146	—	—
Exchange of New First Lien Notes and Cash Pay Second Lien Notes for Senior Secured Notes	$28,053	—	—
Exchange of Non-Cash Pay Second Lien Notes for outstanding Subordinated Convertible Notes ($161,560) plus $3,514 of accrued interest	$165,074	—	—
Exchange of Non-Cash Pay Second Lien Notes for $42,811 of Subordinated Term Notes plus $5,949 of accrued interest	$45,726	—	—

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS

On July 1, 2008, Penthouse Media Group Inc. changed its name to FriendFinder Networks Inc. (“FriendFinder”). FriendFinder together with its subsidiaries (hereinafter referred to as the “Company”) is an international social networking and multimedia entertainment company that operates social networking, live interactive video and premium content adult websites and is also engaged in entertainment activities consisting of publishing, licensing and studio production and distribution. The Company publishes PENTHOUSE and other adult-oriented magazines and digests. Additionally, the Company licenses the PENTHOUSE name for international publication of adult magazines and for use on various products and provides various adult-oriented multimedia entertainment products and services, including content for DVD, pay-per-view programming and telephone services.

NOTE B — LIQUIDITY

Since emerging from bankruptcy protection in October 2004, FriendFinder has incurred substantial net losses and used substantial amounts of cash in its operating activities. On December 6, 2007, FriendFinder acquired Various, Inc. (“Various”), an operator of social networking and interactive multimedia websites, which has provided the cash flow necessary to fund FriendFinder’s operations. Notes issued to finance the Various acquisition restricted distributions to FriendFinder to amounts required to make interest payments on FriendFinder’s Senior Secured Notes in addition to limited amounts for operating expenses, including fees and expenses related to an initial public offering (“IPO”) of FriendFinder’s securities.

Subsequent to the acquisition, the Company has been attempting to raise funds through the sale of common stock in an IPO and use the net proceeds to repay its debt which was scheduled to mature in 2010 and 2011. In February 2010, due to market conditions, the Company suspended the offering. In July 2010, the maturity date of $46.3 million of outstanding Senior Secured Notes payable by FriendFinder scheduled to mature on July 31, 2010 was extended to January 1, 2011. On October 27, 2010, the Company completed a debt restructuring which consolidated substantially all of its debt into three tranches with maturities in 2013 and 2014 (see Note J).

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of consolidation:

The consolidated financial statements include the accounts of FriendFinder and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation.

2.	Stock splits:

On January 25, 2010, the Company effected 1-for-20 reverse splits of each class and series of the Company’s authorized capital stock, including all designated classes and series of common and preferred stock, and a corresponding and proportionate decrease in the number of outstanding shares of each such class and series. In addition, following the effectiveness of the reverse stock splits, the Company’s articles of incorporation were amended and restated on January 25, 2010 to reflect a total of 125 million shares of authorized common stock and 22.5 million shares of authorized preferred stock and a change in the par value of such shares from $0.01 par value to $0.001 par value. Retroactive effect has been given to the change in authorized shares and split in the accompanying financial statements and notes and all share and per share amounts have been adjusted to reflect the reverse stock splits.

3.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.	Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less when purchased. As of December 31, 2010 and 2009, there were no cash equivalents.

5.	Restricted cash:

The credit card processors used by Various regularly withhold deposits and maintain balances which are recorded as restricted cash.

6.	Accounts receivable:

Accounts receivable is principally comprised of credit card payments owed to Various for membership fees, which are pending collection from the credit card processors. An allowance for doubtful accounts is estimated based on past experience. In addition, an estimated liability is recorded by Various based on historical trends of chargeback levels from credit card processing banks and credits from customers for disputed charges. The chargeback and credit liability as of December 31, 2010 and 2009, which is included in accrued expenses and other liabilities, was approximately $1,137,000 and $860,000, respectively. Chargebacks and credits charged to revenue for the years ended December 31, 2010, 2009 and 2008 were approximately $21,872,000, $15,988,000 and $11,916,000, respectively.

7.	Inventories:

Inventories, which consist principally of paper and printing costs, are valued at the lower of cost (first-in, first-out method) or market.

8.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Computer hardware and software are depreciated over three years and leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvements.

9.	Software costs:

Costs related to developing or obtaining internal-use software incurred during the preliminary project and post-implementation stages of an internal use software project are expensed as incurred and certain costs incurred in the project’s application development stage are capitalized as property and equipment.

The Company expenses costs related to the planning and operating stages of a website. Direct costs incurred in the website’s development stage are capitalized. Costs associated with minor enhancements and maintenance for the website are included in expenses as incurred.

10.	Film costs:

Film costs consist of direct costs of production of adult entertainment video content. Such costs are being amortized using the straight-line method over thirty-six months, which represents the estimated period during which substantially all revenue from the content will be realized. Film cost amortization is included in cost of revenue.

11.	Goodwill, trademarks and other intangibles:

Goodwill and trademarks, which are deemed to have an indefinite useful life, were recorded in connection with the adoption of fresh start reporting upon the Company’s emergence from bankruptcy proceedings. Additionally, goodwill was recorded in connection with the acquisition of Various and other business

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

11.	Goodwill, trademarks and other intangibles: (Continued)

combinations, representing the excess of the purchase price over the fair value of the identifiable net assets acquired. These assets, together with domain names that were recorded in the Various acquisition and were also deemed to have an indefinite useful life based primarily on the Company’s plans for continued indefinite use, are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for indefinite-lived trademarks and domain names consists of a comparison of their fair value with their carrying amount. See Notes G and H with respect to impairment of goodwill and trademarks, respectively.

Other intangible assets are deemed to have finite useful lives and are amortized over periods ranging from two to five years. The Company evaluates the recoverability of such assets by comparing their carrying amount to the expected future undiscounted cash flows to be generated from such assets when events or circumstances indicate that impairment may have occurred. If the carrying amount exceeds such cash flow, an impairment loss would be recognized to the extent such carrying amount exceeds the fair value of the impaired assets based upon their discounted future cash flows.

12.	Deferred debt costs:

Debt issuance costs and waiver, amendment and commitment fees paid to debt holders are deferred and amortized by the effective interest method over the remaining term of the related debt instrument. Approximately $13.2 million of such costs and fees were written off when the Company completed a debt restructuring in 2010 of which $8.6 million was included in loss on extinguishment of debt and $4.6 million was classified as other finance expenses (see Note J). Accumulated amortization amounted to approximately $10.0 million and $2.7 million at December 31, 2010 and 2009, respectively.

13.	Deferred offering costs:

Incremental costs incurred in connection with an IPO of the Company’s common stock filed with the Securities and Exchange Commission (“SEC”) are classified as deferred offering costs in the consolidated balance sheets. In February 2010, the IPO was suspended. If the offering is completed, the deferred costs will be offset against the proceeds of the offering and charged to capital in excess of par value. If the offering is aborted, the deferred costs will be charged to operations.

14.	Revenue recognition:

a)	Internet:

Revenues from subscription fees are recognized ratably over the subscription period, including anticipated free promotional periods for which no additional amounts are charged, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted) and the fees are fixed and determinable. Collection is reasonably assured as subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Free promotional periods are earned based on the level of a subscribers monthly activity, are dependant to the length and level of the subscription, and range from one to six months. Fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription, which ranges from one to eighteen months.

Revenues on a pay-by-usage basis are recognized when access has been granted. Revenues for banner advertising on websites are recognized ratably over the period that the advertising appears. Commission revenue from the shipment of products (i.e., adult novelty items and videos) from online stores, which are operated by a third party, are recognized upon receipt of notification of the commission owed the Company from the online store operator.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

14.	Revenue recognition: (Continued)

The Company estimates the amount of chargebacks that will occur in future periods to offset current revenue. The Company’s revenue is primarily collected through online credit card transactions. As such, the Company is subject to chargebacks by consumers generally up to 90 days subsequent to the original sale date. The Company accrues chargebacks based on historical trends relative to sales levels by website.

b)	Entertainment:

Revenues from the sale of magazines at newsstands are recognized on the on-sale date of each issue based on an estimate of the total sale through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenues from the sale of magazine subscriptions are recognized ratably over their respective terms which range from one to two years. The unrecognized portion of magazine subscriptions is shown as deferred revenue. Revenues from advertising in magazines are recognized on the on-sale date of each issue in which the advertising is included.

For agreements that involve the distribution of video content, revenue is recognized upon notification from the customer of amounts due. For agreements that provide for a flat fee payable with respect to multiple films (including films not yet produced or completed) the fees are allocated based on the relative fair values of the films with the fees allocated to films not yet completed based on the amount refundable to the customer should the Company not ultimately complete and deliver the films.

Revenues from the licensing of the PENTHOUSE name for use (i) in the publication of magazines in foreign countries and the sale of consumer products are recognized in the period of sale as reported by the licensee and (ii) in connection with licensed nightclubs are recognized ratably over the term of the license agreement for up-front payments and in the period of sale as reported by the licensee on food, beverages and other sales.

15.	Cost of revenue:

Cost of service revenue includes commissions paid to websites having direct links to the Company’s websites resulting in new subscribers, costs for online models and studios and amortization of capitalized website development costs.

Cost of product revenue includes the costs of printing and distributing of magazines and amortization of production costs of videos containing adult entertainment content. Shipping and handling costs are also included and amounted to approximately $2,105,000, $2,538,000 and $3,256,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

16.	Product development:

Costs related to the planning and post-implementation stages of the Company’s website development efforts are recorded as product development expense. Direct costs incurred in the development stage are capitalized and amortized over the website’s estimated useful life of three years as charges to cost of service revenue.

17.	Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2010, 2009 and 2008, the Company incurred advertising costs, included in selling and marketing expense, amounting to approximately $32,301,000, $36,794,000 and $52,619,000, respectively. Costs consist principally of payments to internet search engines for key words searches to generate traffic to the Company’s websites.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

18.	Loyalty program:

The Company operates a point-based loyalty program designed to increase participation in its assorted membership activities. These points are earned through activities such as, but not limited to, participating in sponsored blogs and online magazines, as well as by increasing the uniqueness of a member profile through the addition of photographs and other assorted items. Points may be redeemed for other membership services such as upgraded memberships or highlighting of member profiles in online searches. As the incremental cost of providing these additional membership services is minimal, no liabilities are recorded in connection with point redemptions.

19.	Stock-based compensation:

Cost of stock-based compensation arrangements, including stock options, is measured based on the fair value of the equity instrument issued at the date of grant and is expensed over the vesting period.

20.	Income taxes:

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recorded for net operating loss carryforwards and for the difference between the tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods.

21.	Value added taxes:

Value added taxes (“VAT”) are presented on a net basis and are excluded from revenue.

22.	Foreign currency transactions:

Revenue derived from international websites is paid in advance primarily with credit cards and is denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to the Company. Accordingly, foreign currency revenue is recorded based on the U.S. dollars received by the Company. Accounts receivable due from, and restricted cash held by, foreign credit card processors, certain cash balances and VAT liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statements of operations.

23.	Concentration of credit risk:

The Company’s cash and accounts receivable are potentially subject to concentrations of credit risk. Cash is placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. At December 31, 2010 and 2009, accounts receivable balances are due principally from credit card processors and are settled upon processing of credit card transactions. As of December 31, 2010, two credit card processors accounted for 28% and 21% of accounts receivable and, as of December 31, 2009, two credit card processors accounted for 38%, and 11% of accounts receivable. During the years ended December 31, 2010, 2009 and 2008, no customer accounted for more than 10% of net revenue.

24.	Fair value of financial instruments:

The carrying amounts of cash, receivables and payables approximate their fair values due to the short-term nature of these financial instruments. The liability related to warrants is carried at fair value determined based

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

24.	Fair value of financial instruments: (Continued)

on unobservable inputs (see Note K). As of December 31, 2010, the carrying value of long-term debt was $525,560,000 compared to its estimated fair value of $550,082,000. As of December 31, 2009, the carrying amount of long-term debt was $488,144,000 compared to its estimated fair value of $420,638,000. The fair value is estimated by discounting the projected cash flows using the estimated rates at which similar amounts of debt could be borrowed at such date and through third party pricing information.

25.	Per share data:

Basic and diluted net loss per common share is based on the weighted average number of shares of outstanding common stock and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. Convertible participating securities are included in the computation of basic earnings per share using the two-class method. Inasmuch as the Series B common stock participates in any dividends and shares in the net loss on a pro rata basis with the common stock based on the total number of common shares outstanding, the net loss per common share, basic and diluted, as presented in the Company’s statements of operations is consistent with the two-class method.

Weighted average shares outstanding — basic and diluted is comprised of the following (in thousands):

	Year Ended December 31,
	2010	2009	2008
Common stock	6,518	6,518	5,248
Series B common stock	1,840	1,840	1,840
Common stock purchase warrants	5,377	5,377	6,647
	13,735	13,735	13,735

In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities (in thousands):

	Year Ended December 31,
	2010	2009	2008
Series A Convertible Preferred Stock	2,000	2,000	2,000
Series B Convertible Preferred Stock	8,445	8,445	8,445
Warrants	502	502	502
Total common shares issuable	10,947	10,947	10,947

The Series A and Series B preferred stock are convertible participating securities; however, as there is no contractual obligation for the holders of such shares to share in the losses of the Company, the preferred shares are not included in the computation of basic and diluted net loss per share.

No shares are included in the above table with respect to the conversion of Non-Cash Pay Second Lien Notes in 2010 and Subordinated Convertible Notes in 2009 and 2008 as the number of common shares into which the notes are or were convertible is based upon an IPO price which is not presently determinable. In addition, no shares are included in the above table with respect to agreements to grant options to acquire 552,000 and 647,000 shares of common stock outstanding at December 31, 2010 and 2009, respectively, under the 2008 Stock Option Plan as, for accounting purposes, the grant date will occur upon consummation of an IPO (see Note M).

27.	Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the 2010 presentation.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D — INVENTORY

The components of inventory were as follows (in thousands):

	December 31,
	2010	2009
Paper and printing costs	$693	$804
Editorials and pictorials	335	535
	$1,028	$1,339

NOTE E — FILM COSTS

Film costs activity consists of the following (in thousands):

	Year Ended December 31,
	2010	2009	2008
Opening balance	$4,526	$4,822	$4,260
Content produced	3,549	3,705	4,461
Amortization	(3,763)	(4,001)	(3,899)
Ending balance	$4,312	$4,526	$4,822

Substantially all of the capitalized film costs at December 31, 2010 and 2009 represent completed and released content. Management estimates that amortization charges for the completed and released content, as of December 31, 2010, will be $2,472,000, $1,410,000 and $366,000 for the years ending December 31, 2011, 2012, and 2013, respectively.

NOTE F — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,
	2010	2009
Property and equipment:
Leasehold improvements	$1,004	$757
Computer hardware and software	39,318	36,035
	40,322	36,792
Less accumulated depreciation and amortization	33,656	22,980
	$6,666	$13,812

Depreciation and amortization expense amounted to approximately $10,113,000, $10,922,000 and $10,255,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Computer hardware and software above includes $17.3 million that relates to the acquisition of Various in December 2007. Amortization expense of the acquired software amounted to approximately $5,379,000, $5,767,000 and $5,767,000 for each of the years ended December 31, 2010, 2009, and 2008, respectively, and is included in amortization of acquired intangibles and software in the accompanying statements of operations.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — GOODWILL

There were no changes in the carrying amount of goodwill in 2010. Changes in the carrying amount of goodwill by segment for the year ended December 31, 2009 are as follows (in thousands):

	Internet	Entertainment	Total
Balance as of December 31, 2008	$334,037	$—	$334,037
Reduction for elimination of VAT liability (see Note J(f))	(5,380)		(5,380)
Reduction for reimbursement from sellers of Various	(915)	—	(915)
Reduction for indemnification from sellers of Various (see Note J(f))	(1,202)	—	(1,202)
Balance as of December 31, 2009 and 2010	$326,540	$—	$326,540

In 2009, a former owner of Various, pursuant to a claim for indemnification provided for by the terms of the Various acquisition agreement, paid the Company approximately $3.5 million as reimbursement of a portion of amounts paid by Various, including related legal fees, in connection with the settlement of litigation pending at the date of acquisition. Of such amount, approximately $2.5 million, related primarily to legal fees incurred by Various subsequent to the acquisition, was credited to general and administrative expenses and approximately $1 million, related to amounts accrued at the date of acquisition related to the litigation, was credited to goodwill.

Impairment of goodwill is required to be tested at least annually. Impairment is tested by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. If the carrying amount of the reporting unit’s net assets exceeds the unit’s fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid.

In December 2010, the Financial Accounting Standards Board issued new authoritative accounting guidance which provides that entities with reporting units with zero or negative carrying amounts are required to determine an implied fair value of goodwill if management concludes that it is more likely than not that a goodwill impairment exists considering any adverse qualitative factors. For public entities, the new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt this guidance effective January 1, 2011 and does not expect adoption to have any impact on its financial statements.

The fair value of each reporting unit was determined at December 31, 2010, 2009 and 2008 by weighting a combination of the present value of the Company’s discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of comparable companies. Such valuations resulted in the Company recording a goodwill impairment loss of approximately $9.6 million for the year ended December 31, 2008, of which $6.8 million related to the Internet segment and $2.8 million related to the Entertainment segment. Such losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to operating results that were worse than anticipated.

The impairment charge with respect to the Internet segment was solely due to impairment in the online reporting unit of the Internet segment. The online reporting unit, launched in 1995, consists of branded websites, including Penthouse.com and Danni.com. It does not contain any of the assets acquired in the Various transaction, which are contained in the dating reporting unit and the Streamray reporting unit of the Internet segment. Due to a significant reduction in the Company’s forecasts of revenue and profitability for the online reporting unit, the fair value of the unit was determined to be less than its carrying value. Discounted anticipated future operating cash flows used to determine the fair value of the online reporting unit were based upon assumptions with respect to future growth and trends, discount rates and other variables. Key assumptions used were a discount rate of 16%, and an expected long-term growth rate of 3%. In addition, in calculating the implied fair value of goodwill, a royalty

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — GOODWILL (Continued)

rate of 7% was derived from analysis of comparable companies in order to determine the value of trademarks utilized by the online reporting unit.

Management believes that the assumptions used in performing the impairment analysis are reasonable; however, they are inherently uncertain. A 1% change in any of the above three key assumptions could result in an impairment charge ranging from $6.2 million to $7.5 million.

NOTE H — INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

	December 31,
	2010		2009
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Estimated Useful Lives (Years)
Amortizable intangible assets:
Non-compete agreements	$10,600	$10,600	$10,600	$7,305	3
Customer lists	23,626	23,280	28,666	27,988	2–4
Service contracts	72,800	44,782	72,800	30,185	3–5
Studio contracts	3,300	2,530	3,300	1,705	4
Other	2,840	2,840	2,840	2,840	3
	$113,166	$84,032	$118,206	$70,023

For the years ended December 31, 2010, 2009 and 2008, aggregate amortization expense amounted to $19,050,000, $29,690,000 and $30,581,000, respectively. Estimated future amortization expense is as follows: $15,612,000 (2011) and $13,522,000 (2012). Amortization of the acquired intangibles amounted to approximately $19,018,000, $29,661,000 and $30,581,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in amortization of acquired intangibles and software in the accompanying statements of operations.

Trademarks relate to publishing, licensing and studio operations which are included in the Entertainment segment. The Company recognized a trademark impairment loss of $4,660,000, $4,000,000 and $14,860,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Such loss resulted due to the estimated fair value of the trademarks being less than their carrying value. The fair value of trademarks related to publishing is estimated based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The fair value of trademarks related to licensing is based on an income approach using the present value of discounted anticipated operating cash flows. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. The impairment of trademarks mainly resulted from declines in projected operating results and cash flows related to publishing and licensing.

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,
	2010	2009
Accrued liability related to VAT	$42,235	$45,719
Chargeback reserve	1,137	860
Compensation and benefits	1,273	1,193

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES (Continued)

	December 31,
	2010	2009
Accrued marketing	$1,148	$1,328
Legal and related expenses	510	1,055
Accrued interest	—	7,538
Accrued commissions to third party websites	3,147	2,774
Accrued waiver fees	—	2,613
Accrued loss related to claim in arbitration (see Note Q (a))	10,000	—
Other	5,970	6,647
	$65,420	$69,727

Effective July 1, 2003, as a result of a change in the law in the European Union, Various was required to collect VAT from customers in connection with their use of internet services in the European Union provided by Various and remit the VAT to the taxing authorities in the various European Union countries. As Various did not separately charge its customers for, or remit, the VAT, a liability has been recorded at the date of acquisition to reflect the estimated VAT which should have been collected and remitted on Various’ revenue derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a liability has been recorded at the date of acquisition for interest and penalties related to the unremitted VAT and failure to file tax returns. Effective July 2008, the Company registered with the European Union and on July 29, 2008 began separately charging VAT to its customers. The aggregate liability included in accrued expenses and other liabilities, which is denominated in Euros, amounted to $42,235,000 and $45,719,000 at December 31, 2010 and 2009, respectively, and includes VAT ($22,740,000 and $27,259,000), interest ($11,334,000 and $9,665,000) and penalties ($8,161,000 and $8,795,000). The consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, respectively, include foreign currency transaction gain (loss) of $2,913,000, $(5,075,000) and $15,195,000 related to the liability, and interest and, in 2008, penalties related to VAT of $2,293,000, $4,205,000 and $8,429,000. In addition, in 2008, VAT of $8,083,000 not separately charged to customers related to revenue earned during such year was offset against net revenue. As the allocation period to determine the fair value of the VAT obligation had ended, the 2008 results of operations included a $2,690,000 gain related to settlement of pre-acquisition VAT liability with certain of the European Union countries. As of December 31, 2010, the Company has reached settlement with the taxing authority of certain European Union countries related to VAT for periods prior to July 1, 2008 and has not yet reached settlement or has reached partial settlement, with the taxing authority in the following European Union countries: Cyprus, France, Germany, Italy, Luxembourg, Netherlands, Portugal, and Sweden. The liability as of December 31, 2010, includes $14,137,000 for which settlements of $5,305,000 were reached with certain countries and $2,842,000 related to current VAT charged to customers. Settlements have not been reached for the $25,231,000 balance of the VAT liability.

On June 10, 2009, the United Kingdom taxing authority notified the Company that it had reversed its previous position and that the Company was not subject to VAT in the United Kingdom in connection with providing internet services and therefore the corresponding VAT liability has been eliminated. On October 8, 2009, the Company subsequently released the former owners of Various from indemnity claims relating to VAT liabilities and other matters and increased the recorded principal balance of the Subordinated Convertible Notes issued to the former owners. Such increase included approximately $38 million, representing the principal reduction previously recorded as of the date of the acquisition for a post-closing working capital adjustment related to the United Kingdom VAT. The difference between such increase and the approximately $39.5 million balance related to United Kingdom VAT, including accrued interest and penalties, included in the accrued VAT liability at June 10, 2009 (exclusive of VAT charged to customers), has been recorded as a gain in the amount of $1,561,000 in the consolidated statement of operations for the year ended December 31, 2009, and the liability balance has been eliminated.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES (Continued)

On October 8, 2009, the Company further agreed that if the costs of eliminating the pre-acquisition VAT liabilities are less than $29 million, then the principal of the Subordinated Convertible Notes issued to the former owners of Various would be increased for the unused portion of the $29 million plus interest on such difference. Gain on settlement of VAT liabilities will be recognized upon the Company satisfying the conditions of the settlement and to the extent the aggregate carrying amount of settled VAT liabilities exceeds the agreed settlement amounts and the then potential maximum increase in the principal of the Subordinated Convertible Notes. As disclosed in Note J, in October 2010, the Convertible Subordinated Notes were exchanged for Non-Cash Pay Second Lien Notes and in connection therewith, the Company agreed that the principal increase would apply to the Non-Cash Pay Second Lien Notes.

Various had been previously notified that the German tax authorities and the Office of the District Attorney in Bonn had been investigating Various’ former Chief Executive Officer for alleged intentional evasion of VAT on revenue collected from customers located in Germany commencing in 2003. Various negotiated a settlement with the German authorities to drop criminal charges against a current officer by payment of approximately $2.6 million which represents a portion of the total amount of the uncollected German VAT liability. The settlement was paid in six equal monthly installments of approximately $430,000 commencing on April 1, 2009. In connection with the settlement the Company paid a fine of e25,000 to a charitable organization. On April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from Various’ office located in Germany in order to determine the amount of revenue subject to VAT. The German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, but did freeze assets in the amount of e610,343, held by Various’ credit card processor located in the Netherlands to secure the VAT estimated by the revenue tax authorities to be due from Various from revenue from internet websites in Germany. At December 31, 2010 and 2009, the frozen Euros are included in restricted cash in the approximate amount of $818,000 and $875,000, respectively.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,
	2010		2009
	Principal	Unamortized Discount	Principal	Unamortized Discount
Debt issued by FriendFinder and INI on October 27, 2010 (a):
First Lien Notes due 2011–2013, including principal of $112,020 ($108,154 net of discount) issued to Company’s stockholders (b)(e)	$305,000	$10,974	—	—
Cash Pay Second Lien Notes due 2013 issued to entities controlled by stockholders who are officers and directors (c)(e)	13,778	262	—	—
Non-Cash Pay Second Lien Notes, due 2014, including principal of $233,191 ($212,560 net of discount) issued to Company stockholders, including $45,310 ($41,302 net of discount) to entities controlled by certain officers and directors(d)(e)	237,211	20,986	—	—
Debt issued by INI in connection with the acquisition of Various:
First Lien Senior Secured Notes due 2009–2011, including principal of $75,722 ($70,715 net of discount) issued to selling stockholders (f)	—	—	$189,014	$12,497
Second Lien Subordinated Secured Notes due 2011 issued to selling stockholders (f)	—	—	80,000	3,300
Subordinated Convertible Notes due 2011 issued to selling stockholders (g)	—	—	169,807	28,265
Other (h)	2,250	457	6,250	1,142
Senior Secured Notes of FriendFinder due 2010 (i)	—	—	46,311	845
Subordinated Term Notes of FriendFinder due 2011 (j)	—	—	42,811	—
	$558,239	$32,679	$534,193	$46,049

Less unamortized discount	(32,679)		(46,049)
Less current installment of long-term debt, net of unamortized discount of $744 and $1,931, respectively	(15,009)		(56,116)
	$510,551		$432,028

(a)	On October 27, 2010, $305,000,000 principal amount of 14% Senior Secured Notes due 2013 were co-issued by FriendFinder and its wholly-owned subsidiary Interactive Network, Inc (“INI”), the parent of Various (the “New First Lien Notes”), of which (a) $200,185,000 was exchanged for $130,485,000 outstanding principal amount of First Lien Notes, $49,361,000 outstanding principal amount of Second Lien Notes and $14,551,000 outstanding principal amount of Senior Secured Notes, (b) $91,400,000 was issued for cash proceeds of $89,572,000 before payment of related fees and expenses of $5,834,000 and (c) $13,415,000 was issued to pay commitment fees to the holders of First Lien Notes and Second Lien Notes. Cash of $86,237,000 was used to redeem $36,608,000 outstanding principal amount of First Lien Notes at 102% of principal, $30,639,000 outstanding principal amount of Second Lien Notes (representing the remaining outstanding principal amounts of First Lien Notes and Second Lien Notes) and $18,258,000 outstanding principal amount

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

of Senior Secured Notes. Cash was also used to pay $4,132,000 of accrued interest on the exchanged and redeemed notes, an $825,000 redemption premium on certain exchanged First Lien Notes and $435,000 in commitment fees to certain noteholders.

The remaining $13,502,000 outstanding principal amount of Senior Secured Notes were exchanged for $13,778,000 principal amount of 14% Cash Pay Second Lien Notes due 2013 co-issued by FriendFinder and INI (the “Cash Pay Second Lien Notes”). Subordinated Convertible Notes and Subordinated Term Notes, with outstanding principal amounts of $180,184,000 and $42,811,000, respectively, together with accrued interest of $9,462,000, were exchanged for $232,457,000 principal amount of 11.5% Non-Cash Pay Second Lien Notes due 2014 co-issued by FriendFinder and INI (the “Non-Cash Pay Second Lien Notes”).

The Company has determined that the New First Lien Notes are not substantially different from the outstanding First Lien Notes and Second Lien Notes for which they were exchanged, nor are the Non-Cash Pay Second Lien Notes substantially different from the outstanding Subordinated Convertible Notes for which they were exchanged, based on the less than 10% difference in present values of cash flows of the respective debt instruments and, therefore, such exchanges are accounted for as if the outstanding notes were not extinguished. Accordingly, a new effective interest rate has been determined for the outstanding notes based on the carrying amount of such notes and the revised cash flows of the newly issued notes. In connection therewith, commitment fees paid to the note holders, together with an allocable portion of existing unamortized discount, debt issuance and modification costs will be amortized as an adjustment of interest expense over the remaining term of the new notes using the effective interest method. The effective interest rate on the New First Lien Notes and on the Non-Cash Pay Second Lien Notes which were exchanged for the Subordinated Convertible Notes is 19.0% and 14.3%, respectively. Private placement fees related to the New First Lien Notes, together with legal and other fees aggregating $4,562,000 allocated to the exchanges, were charged to other finance expenses in the accompanying consolidated statement of operations.

The Company has determined that the New First Lien Notes and Cash Pay Second Lien Notes are substantially different than the outstanding $28,053,000 principal amount of Senior Secured Notes for which they were exchanged based on the more than 10% difference in present values of cash flows of the respective debt instruments and, accordingly, the exchanges are accounted for as an extinguishment of the Senior Secured Notes. The Company recorded a net pre-tax loss on debt extinguishment of $10.5 million related to such exchanged Senior Secured Notes and to the Senior Secured Notes and First Lien Notes and Second Lien Notes redeemed for cash. The loss is based on the excess of the fair value of the new notes issued, which was determined to be their issue price of $28,053,000 and cash paid on redemption over the carrying amounts of the extinguished notes. In addition, the loss includes the writeoff of unamortized costs and fees aggregating $8,646,000 related to the notes which were extinguished.

The Company has also determined that the Non-Cash Pay Second Lien Notes are substantially different than the non-convertible Subordinated Term Notes for which they were exchanged based on the conversion feature in the new notes and, accordingly, the exchange is accounted for as an extinguishment of the Subordinated Term Notes. The Company determined that the estimated fair value of the $48,760,000 principal amount of Non-Cash Pay Second Lien Notes exchanged was $45,726,000, resulting in an approximate effective interest rate of 11.9%, and discount of $3,034,000 which resulted in debt extinguishment gain of $3,034,000.

(b)	The New First Lien Notes, of which approximately $112,020,000 principal amount were issued to the Company’s stockholders, including $7,460,000 to entities controlled by certain officers and directors, were issued with an original issue discount of $6,100,000, or 2.0%. The notes mature on September 30, 2013 and accrue interest at a rate per annum equal to 14.0%. Interest on the notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Principal on the New First Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow, as defined, at 102% of principal, subject to pro-rata sharing with the Cash Pay Second Lien Notes. The New First Lien Notes are guaranteed by domestic subsidiaries of FriendFinder and

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

INI and are collateralized by a first-priority lien on all of the Company’s assets as well as a pledge of stock of subsidiaries. The New First Lien Notes are redeemable prior to maturity at the option of the Company, in whole but not in part, at 110% of principal, plus accrued and unpaid interest. In the event of an IPO, the net proceeds must be used to redeem the New First Lien Notes and Cash Pay Second Lien Notes pro-rata at 110% of principal plus accrued and unpaid interest. In addition, noteholders have the option of requiring the Company to repay the New First Lien Notes and Cash Pay Second Lien Notes in full upon a Change of Control, as defined, at 110% of principal. The Company shall also repay the New First Lien Notes and, in certain circumstances, the Cash Pay Second Lien Notes, with proceeds received from any debt or equity financing (including a secondary offering) and asset sales of more than $25 million at 110% of principal, and with proceeds from other asset sales, insurance claims, condemnation and other extraordinary cash receipts at principal, subject to certain exceptions.

(c)	The Cash Pay Second Lien Notes, all of which were issued to entities controlled by stockholders who are also officers and directors, were issued with an original issue discount of $276,000, or 2%, mature on September 30, 2013 and have identical terms to those of the New First Lien Notes, except as to matters regarding collateral, subordination, enforcement and voting. The Cash Pay Second Lien Notes are collateralized by a fully subordinated second lien on substantially all of the assets of the Company, pari passu with the Non-Cash Pay Second Lien Notes, and will vote with the New First Lien Notes on a dollar for dollar basis on all matters except for matters relating to collateral, liens and enforcement of rights and remedies. As to such matters, the Cash Pay Second Lien Notes will vote with the Non-Cash Pay Second Lien Notes.

(d)	The Non-Cash Pay Second Lien Notes, of which approximately $228,519,000 principal amount were issued to the Company’s stockholders, including $44,402,000 to entities controlled by certain officers and directors, mature on April 30, 2014 and bear interest at 11.5%, payable semi-annually on June 30 and December 31, which may be paid in additional notes at the Company’s option. While the New First Lien Notes are in place, interest must be paid with additional notes. During 2010, interest amounting to $4,752,000 was paid through the issuance of additional Non-Cash Pay Second Lien Notes. The Non-Cash Pay Second Lien Notes are guaranteed by the domestic subsidiaries of FriendFinder and INI and collateralized by a second priority lien on all of the Company’s assets and a pledge of the stock of subsidiaries; however, such security interest is subordinate to the prior payment of the New First Lien Notes. The Non-Cash Pay Second Lien Notes are redeemable, at the option of the Company, in whole but not in part, at 100% of principal plus accrued and unpaid interest. Upon the payment in full of the New First Lien Notes, principal on the Non-Cash Pay Second Lien Notes is payable quarterly to the extent of 75% of Excess Cash Flow, as defined, at 102% of principal subject to pro-rata sharing with the Cash Pay Second Lien Notes. Upon an IPO, if the New First Lien Notes are paid in full, the net proceeds must be used to redeem the Non-Cash Pay Second Lien Notes and Cash Pay Second Lien Notes on a pro-rata basis at 110% of principal plus accrued and unpaid interest. In addition, noteholders have the option of requiring the Company to repay the Non-Cash Pay Second Lien Notes in full upon a Change of Control, as defined, at 110% of principal plus accrued and unpaid interest. If the New First Lien Notes are paid in full, the Company shall repay the Non-Cash Pay Second Lien Notes and Cash Pay Second Lien Notes on a pro-rata basis with proceeds received from any debt or equity financing (including a secondary offering), and asset sales of more than $25 million at 110% of principal plus accrued and unpaid interest and with proceeds of other asset sales, insurance claims, condemnation and other extraordinary cash receipts at principal, subject to certain exceptions. The Non-Cash Pay Second Lien Notes will become convertible into shares of the Company’s common stock upon or after an IPO solely at the option of the holders. The conversion price of the notes will be at the per share offering price for the Company’s common stock upon consummation of the IPO provided that such conversion option shall be limited to approximately 21.1% of the Company’s fully diluted equity.

As described in Note I, if the costs of eliminating the pre-acquisition VAT liabilities is less than $25 million, exclusive of costs paid from the escrow fund, then the principal amount of the Non-Cash Pay Second Lien Notes will be increased by the issuance of additional such notes for the unused portion of the $29 million, plus interest at 6% on the increased principal from the date of acquisition.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

(e)	The New First Lien Notes, the Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes (1) require the Company to maintain minimum specified levels of EBITDA and liquidity and financial ratios, including debt and coverage ratios, all as defined, (2) provides for certain limitations including limits on indebtedness, lease obligations, VAT payments and investments and (3) prohibits dividends and other payments with respect to the Company’s equity securities.

The Company has agreed to consummate an exchange offer pursuant to an effective registration statement to be filed with the SEC to allow the holders of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes to exchange their notes for a new issue of substantially identical notes. In addition, the Company has agreed to file, under certain circumstances, a shelf registration statement to cover resales of the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. The Company has further agreed to use its reasonable best efforts, subject to applicable law, to cause to become effective a registration statement within 210 calendar days and to consummate an exchange offer within 240 days following the consummation of an IPO of its common stock. In the event that the Company fails to satisfy the registration and/or exchange requirements within the prescribed time periods, the interest rate on the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes will be increased by 3.5%.

(f)	The First Lien Senior Secured Notes (“First Lien Notes”), of which approximately $110,000,000 principal amount were issued to the Company’s stockholders including $10,000,000 to entities controlled by certain officers and directors, were issued with an original issue discount of $7,720,000, or approximately 3.0%, were to mature on June 30, 2011, and accrued interest at a rate per annum equal to the sum of the greater of three month LIBOR (0.25% at December 31, 2009) or 4.5%, plus 8.0%. Interest on the notes was payable quarterly on March 31, June 30, September 30 and December 31 of each year. Principal on the First Lien Notes was payable quarterly to the extent of 90% of Excess Cash Flow, as defined, subject to minimum amounts.

The First Lien Notes were guaranteed by Various and its subsidiaries and were collateralized by a first-priority lien on all of their assets as well as a pledge of the Various stock and a lien on any rights to indemnification and other rights under the purchase agreement with the former stockholders of Various. In addition, FriendFinder and each of FriendFinder’s subsidiaries guaranteed INI’s obligations under the notes. The guarantees were collateralized by the assets of the guarantors; however, such security interest was subordinate to the security interest of holders of FriendFinder’s Senior Notes.

The Second Lien Subordinated Secured Notes (“Second Lien Notes”) were to mature on December 6, 2011, bore interest at 15% payable quarterly in cash, were guaranteed by Various and its subsidiaries and were collateralized by a second-priority lien on all of their assets and a pledge of the Various stock. The notes were also guaranteed by FriendFinder and its subsidiaries which guarantees were collateralized by the assets of the guarantors; however, such security interest were subordinate to those holders of FriendFinder’s Senior Notes and the First Lien Notes.

The Company issued to the purchasers of the First Lien Notes and Second Lien Notes detachable warrants to purchase 4,210,623 and 1,187,980 shares of the Company’s common stock, respectively, at an exercise price of $0.0002 per share. The warrants expire in December 2017, or, if earlier, upon the consummation of an underwritten public offering of the Company’s common stock. The aggregate warrant value of $30,120,000, which was credited to capital in excess of par value, was recorded as a discount of $23,492,000 on the First Lien Notes and $6,628,000 on the Second Lien Notes and was being amortized as interest expense (by use of the interest method) over the term of the respective notes. The Company has granted the holders of the warrants piggyback and up to three demand registration rights to register the shares of common stock issuable upon exercise of the warrants. In addition, certain principal stockholders of the Company granted to former owners of Various in connection with their holdings of First Lien Notes fully vested options to purchase 1,019,064 shares of the Company’s common stock owned by the principal stockholders at an exercise price

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

of $0.20 per share. The options are exercisable at any time until the consummation of a Qualified IPO, as defined. The fair value of the options, amounting to $5,706,000, was credited to capital in excess of par value and recorded as a discount on the First Lien Notes.

The First Lien Notes and Second Lien Notes required INI and its subsidiaries to maintain specified levels of EBITDA and other financial ratios and limited their capital expenditures and indebtedness. In addition, the First Lien Notes and Second Lien Notes provided that INI could distribute to FriendFinder up to 10% of INI’s Excess Cash Flow, as defined, each quarter for the purpose of making interest payments on FriendFinder’s Senior Notes provided no defaults exist or would result therefrom. INI was also allowed to distribute to FriendFinder not more than $6 million ($5 million of which was to be used for general corporate purposes) during the first quarter of fiscal 2008 and an additional $3 million during fiscal 2008, at the rate of $1 million each subsequent quarter, which was limited to actual fees and expenses of third parties incurred in connection with an IPO. The Company required a modification of the note agreements or waivers thereof to receive additional distributions for IPO expenses or general corporate purposes for periods subsequent to December 31, 2008. During 2008 amounts distributed from INI for payment of IPO expenses were used for general corporate purposes. In addition, in January, April and July 2009, INI distributed additional funds to pay expenses to be incurred during the first, second and third quarters of 2009. These transactions constituted a breach of covenants under the note agreements.

Events of default occurred with respect to the First Lien Notes and Second Lien Notes relating to certain representations and warranties having been materially incorrect when made. In addition, during 2008 and 2009, the Company had not performed or complied with certain conditions, covenants and agreements, including the restricted payment covenant referred to above, a financial covenant to achieve a minimum consolidated annualized EBITDA and other affirmative and negative covenants during each of the quarters ended March 31, June 30, and September 30, 2008.

On October 8, 2009, the Company received waivers of existing events of default under the note agreements from holders of its First and Second Lien Notes and Senior Secured Notes. In addition, certain covenants in the First Lien Note and Second Lien Note agreements were amended or added relating to, among other matters, consolidated EBITDA, total debt ratios, consolidated coverage ratios, limits to total permitted VAT payments and permitted payments from INI to FriendFinder for interest on Senior Secured Notes, general corporate purposes and IPO expenses. Certain of such amendments cured existing events of default with respect to certain financial and other covenants, including restricted payments to FriendFinder. In consideration for the amendments, waivers and consents relating to the Company’s changes in capitalization and other matters, the Company paid the holders of the First Lien Notes and Second Lien Notes an amendment fee of approximately $5,594,000, equal to 2% of the outstanding principal amount of their respective notes. In addition, on March 31, 2010, the Company paid a waiver fee of $2,613,000.

From June 28, 2010 through September 30, 2010, the Company received commitments from the holders of First Lien Notes and Second Lien Notes having an aggregate outstanding principal balance of $234.4 million, to exchange their notes for new first lien notes which will mature in 3 years from the date of issuance. In connection with, and in partial consideration for such commitments, the Company paid a cash commitment fee of $2,231,000 and issued additional first lien notes of $13,415,000 to such lenders on the consummation of the restructuring.

(g)	The Subordinated Convertible Notes (“Convertible Notes”) were to mature on December 6, 2011 and bore interest at 6% which was paid in additional Convertible Notes at INI’s option. The notes had been recorded at estimated fair value at the date of issuance, resulting in an effective interest rate of approximately 13% and discount of $24,977,000, which was being amortized as interest expense (by use of the interest method) over the term of the notes. During 2008, interest amounting to $6,892,000 was paid through issuance of additional Convertible Notes. The notes were the unsecured obligation of INI and were guaranteed by FriendFinder. The

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

notes were subordinate in right of payment to the First Lien Notes and Second Lien Notes. The guarantee was subordinate to the prior payment of FriendFinder’s Senior Notes and the guarantee of the First Lien Notes and Second Lien Notes and pari passu in right of payment with FriendFinder’s Subordinated Term Notes. The notes which had an original principal amount of $170,000,000 were subject to reduction to the extent certain post-closing bonuses of up to $3.5 million were paid by Various over a three-year period and for a post-closing working capital adjustment. During 2009 and 2008, respectively, as a result of payment of $1.3 and $1.4 million in bonuses which were charged to expense, the principal amount of the notes was reduced and the carrying value of the notes was reduced by $1.1 and $1.1 million, respectively, with a corresponding reduction in goodwill. The post-closing working capital adjustment determined by the Company resulted in an indemnity claim which has been reflected as a reduction of $64,279,357 in the principal amount of the notes and a $10,000,000 receivable from an escrow fund set up in connection with the acquisition.

Until the First Lien Notes and Second Lien Notes and FriendFinder’s Senior Secured Notes were repaid in full, no payments of principal or interest (other than interest payable through issuance of additional notes) could be made on the Convertible Notes. The Convertible Notes were convertible into shares of FriendFinder’s common stock, in whole or in part, at either the holder’s or the Company’s option, at any time after the later to occur of (i) the one-year anniversary of the date of their issuance and (ii) the consummation of an IPO. The conversion price was to be the per share offering price in the IPO. If converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes was to be the number of shares not to exceed 17% of the fully diluted equity of the Company calculated at the time of the first such conversion.

In June 2009, as a result of the elimination the United Kingdom VAT liability (see Note I), the principal balance of the Convertible Notes was increased by approximately $38 million, representing the principal reduction previously recorded at the date of acquisition for the post-closing working capital adjustment described above related to United Kingdom VAT liability at such date. In connection therewith, a discount of approximately $9 million was recorded on the notes to reflect an effective interest rate of approximately 13% representing the rate used at the date of acquisition to record the notes at estimated fair value. The discount was accounted for as a reduction in purchase price resulting in a reduction of approximately $5.4 million in goodwill, net of a $3.6 million increase in the liability for deferred taxes attributable to the discount.

On October 8, 2009, agreements were entered into with the former owners of Various, pursuant to which the principal amount of Convertible Notes was fixed at $156 million (which includes approximately $7 million of accrued interest from January 1, 2009 through June 30, 2009) and the Company released the former owners from any indemnity claims relating to VAT liabilities or any other matter relating to the acquisition. Interest at 6%, payable in additional notes, accrues on the increased principal from the date of the Various acquisition. In addition, the notes were amended to eliminate the Company’s option to convert the notes into common stock. Further, the former owners agreed to allow the $10 million escrow fund set up in connection with the acquisition to be used to pay pre-acquisition VAT liabilities and related expenses. To the extent such payments are less than $10 million, any balance then remaining in the fund was to be released to the former owners. As of December 31, 2010, the escrow fund balance had been fully expended. If the costs of eliminating the pre-acquisition VAT liabilities was less than $29 million, exclusive of costs paid from the escrow fund, then the principal of the Convertible Notes was to be increased by the issuance of additional Convertible Notes for the unused portion of the $29 million, plus interest at 6% on the increased principal from the date of acquisition. The agreements further provide, among other matters, for the Company to pay fees to the former owners aggregating $3.2 million during the period from 2010 to the first quarter of 2013, subject to payment in full of the First Lien Notes and the Senior Secured Notes and also pay a consent fee in an amount equivalent to the amount paid to the Company’s Chairman and the Company’s Chief Executive Officer subject to the same terms and conditions described in the fourth paragraph of Note R.

During 2009, interest amounting to $15,155,000, including $4,364,000 on the increased principal from the date of acquisition, was paid through the issuance of additional Convertible Notes. In addition, interest expense

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

includes $4,051,000 of amortization of discount recorded in connection with the increased principal. Of the total interest expense charged to operations in 2009, including amortization of discount attributable to the increased principal, approximately $6,600,000 relates to periods through December 31, 2008. During 2010 interest amounting to $10,377,000 was paid through the issuance of additional Convertible Notes.

The modification to eliminate the Company’s option to convert the Convertible Notes into common stock is considered to result in an exchange of debt instruments with substantially different terms thereby requiring the Company to account for the modification like an extinguishment of the existing Convertible Notes and the creation of new Convertible Notes. This modification resulted in the Company recording a charge for the extinguishment of debt of approximately $7.2 million attributable to the excess of the fair value of the modified notes over the carrying value of the existing notes plus the $2.3 million present value of the $3.2 million of fees described above. The new notes were valued at $140 million, net of discount of approximately $31 million based on an effective interest rate of approximately 15%.

On August 20, 2010, the Company received commitments from the holders of the Convertible Notes to exchange their notes for new Non-Cash Pay Second Lien Notes. No additional consideration was paid for these commitments.

(h)	In connection with the acquisition of Various, INI issued a non-interest bearing obligation with a principal balance of $5.0 million to a former owner. In each of 2009 and 2008, $1.0 million of the notes were paid and 3.0 million was paid in 2010. The obligation was recorded at a present value of $3.6 million using a discount rate of 15%.

As described in (g) above, in connection with the restructuring of the Convertible Notes, the Company agreed to pay $3.2 million of fees to the former owners of Various of which $1 million was paid in December 2010, $1 million is payable in each of 2011 and 2012 and $250,000 is payable in the first quarter of 2013. The obligation was recorded at a present value of $2.3 million using a discount rate of 15%.

(i)	The Senior Secured Notes were scheduled to mature on July 31, 2010 and bore interest at 15% payable quarterly in cash. The notes were collateralized by a first-priority security interest in all of the Company’s assets, other than those of INI and its subsidiaries for which a third-priority secured interest had been granted.

On October 8, 2009, certain covenants in the Senior Secured Notes were amended relating to, among other matters, maintaining minimum consolidated coverage ratios and consolidated EBITDA. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. Additional covenants relating to total permitted VAT payments and required liquidity levels were added. In consideration for the amendments and waivers, the Company issued approximately $1.8 million of additional notes to the holders of the Senior Secured Notes, equal to 4% of the outstanding principal amount.

On June 28, 2010, an agreement was entered into between FriendFinder and the holders of the Senior Secured Notes which granted FriendFinder in exchange for a fee of approximately $463,000, an option to require the note holders to extend the maturity date of the notes to January 1, 2011. On July 7, 2010, FriendFinder exercised the option. Additionally, on June 28, 2010, the Company received commitments from holders of $32.8 million of outstanding Senior Secured Notes to exchange such notes for, or acquire for cash, $37.3 million of new first lien notes which will mature in 3.5 years from the date of issuance. In addition, the Company received commitments from holders of $13.5 million of outstanding Senior Secured Notes, who are principal stockholders as well as officers and directors of the Company and their affiliates, to exchange their notes for new second lien notes which pay interest in cash and will mature in 3.5 years from the date of issuance. In connection with, and in partial consideration for such commitments, the Company paid cash fees to lenders of $2,862,000.

(j)	The Subordinated Term Notes, which were held by entities controlled by certain principal stockholders of the Company who are also officers and directors, were to mature on October 1, 2011 and bore interest at 13%

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

payable annually principally through the issuance of additional subordinated notes. The Subordinated Term Notes were collateralized by a second priority security interest in all assets of the Company other than those held by INI and its subsidiaries and were subordinate to the notes issued by INI as well as the Senior Secured Notes issued by FriendFinder.

On October 8, 2009, certain covenants in the Subordinated Term Notes were waived in consideration for which, in addition to previous waivers received, the Company paid an approximately $1.6 million amendment fee equal to 4% of the outstanding principal balance of such notes by issuing additional like kind notes to the note holders.

On June 28, 2010, the Company received commitments from the holders of $37.3 million of outstanding Subordinated Term Notes to exchange their notes for Non-Cash Pay Second Lien Notes for no additional consideration.

Principal of long-term debt outstanding at December 31, 2010 matures as follows (in thousands):

Year	Amount
2011	$15,753
2012	1,000
2013	304,275
2014	237,211
$558,239

As described above, principal payments on the New First Lien Notes and Cash Pay Second Lien Notes may be accelerated depending on the excess cash flows of the Company. On February 4, 2011 and March 2, 2011, the Company repaid an aggregate of approximately $14.8 million of principal on the New First Lien Notes and Cash Pay Second Lien Notes under such excess cash flow repayment calculation related to excess cash flow through December 31, 2010, which principal amount is included in the 2011 maturities in the above table.

NOTE K — LIABILITY RELATED TO WARRANTS

In conjunction with its August 2005 issuance of Senior Secured Notes, the Company issued warrants to purchase 501,663 shares of the Company’s common stock (of which 476,573 are exercisable at $6.20 per share and 25,090 are exercisable at $10.25 per share) that contained a provision that required a reduction of the exercise price if certain equity events occur. Under the provisions of authoritative guidance which became effective for the Company at January 1, 2009, such a reset provision no longer makes the warrants eligible for equity classification and as such, effective January 1, 2009, the Company classified these warrants as a liability at a fair value of $6,341,000 with a corresponding increase of $1,585,000 to accumulated deficit and a $4,756,000 reduction to capital in excess of par value. The liability is measured at fair value with changes in fair value reflected in operations. In connection therewith, for the years ended December 31, 2009 and 2010, a gain of $2,744,000 and $38,000, respectively, on remeasurement of the liability is included in the accompanying consolidated statement of operations.

The Company’s warrants were measured at fair value based on a binomial options pricing model using valuation inputs which are based on management’s internal assumptions (which are not readily observable) at December 31, 2009 and December 31, 2010, respectively, as follows: 1) dividend yield of 0% and 0%; 2) volatility of 54.7% and 43.3%; 3) risk-free interest rate of 2.7% and 1.9%; and 4) expected life of 5.5 years and 4.75 years.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L — PREFERRED STOCK, COMMON STOCK AND WARRANTS

On November 13, 2007, FriendFinder’s articles of incorporation were amended to authorize it to issue 62,500,000 shares of common stock having a par value of $0.01 per share, of which 12,500,000 shares were designated as Series B common stock non-voting; and 12,500,000 shares of preferred stock having a par value of $0.01 per share, of which 2,500,000 shares were designated as Series A Convertible Preferred Stock (“Series A Preferred”) and 10,000,000 shares were designated as Series B Convertible Preferred Stock (“Series B Preferred”).

Other than voting, the rights of the common stock and the Series B common stock are identical. In general, the Series B common stock can be exchanged for a like number of shares of common stock immediately prior to the earliest to occur of (i) a consummation of a sale of all or substantially all of the assets or capital stock of the Company to any unaffiliated third party or with certain exceptions, the merger, consolidation or combination of the Company with any third party or (ii) the consummation of an underwritten IPO of securities of the Company or the reverse merger of the Company with or into a publicly traded company.

Series B Preferred ranks senior to FriendFinder’s common stock and on parity with the Series A Preferred. Series B Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series B Preferred, subject to adjustment for certain dilutive events. Series B Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series B Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series B Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Series B Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series B Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share (approximately $0.59 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up of the Company (“Liquidation Preference Amount”). Subject to certain conditions, the holders of the Series B Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an IPO.

Series A Preferred ranks senior to FriendFinder’s common stock and on parity with the Series B Preferred. Series A Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series A Preferred, subject to adjustment for certain dilutive events. As a result of a dilutive issuance of warrants in connection with the acquisition of Various, each share of Series A Preferred is convertible into approximately 1.13 shares of voting common stock. Series A Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series A Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series A Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Under certain circumstances, the written consent of certain holders of Series A Preferred (or an affiliate of such holders) was required to take certain actions, including, for example, to amend FriendFinder’s articles of incorporation, effect a change of control, and declare any dividend or make any distribution on any of FriendFinder’s capital stock. Series A Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series A Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share ($11.89 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up of the Company (“Liquidation Preference Amount”). Subject to certain conditions, the holders of the Series A Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an IPO.

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L — PREFERRED STOCK, COMMON STOCK AND WARRANTS (Continued)

No dividend may be declared or paid on shares of common stock unless holders of Series A Preferred and Series B Preferred first or simultaneously receive a per share dividend equivalent to that payable on common shares into which the Series A and Series B Preferred are then convertible. All accrued but unpaid dividends must be included in the liquidation preference of the preferred stock payable upon a liquidation, dissolution or winding up of the Company.

On January 25, 2010, the Company amended and restated the certificate of designation for the Series A Preferred to eliminate the Company’s obligation to obtain the consent of certain holders of the Series A Preferred (or an affiliate of such holders) before taking certain actions, including, among other things, purchasing or acquiring any capital stock of the Company, effecting a change of control, or declaring or paying dividends. In addition, among other changes, redemption payments, in the event of a change of control or a qualified IPO, and preemptive rights were eliminated. In addition, on January 25, 2010, the Company also amended and restated the certificate of designation for the Series B Preferred to, among other changes, eliminate redemption payments in the event of a change of control or a qualified IPO and also eliminate preemptive rights.

As of December 31, 2009, upon a change of control, as defined, or a qualified IPO, as defined, the holders of both Series A Preferred and Series B Preferred were entitled to be paid out of the assets of the Company an amount per share equal to their respective Liquidation Preference Amount in exchange for their preferred shares. As a result, the Series A Preferred and Series B Preferred are classified for accounting purposes as “temporary equity” in the accompanying balance sheet at December 31, 2009 as the Company could have been required to redeem the preferred stock for cash. As the preferred stock was not currently redeemable at December 31, 2009, it is being carried at its original issue price, which represents the minimum redemption amount at such dates. In January 2010, as a result of the amendments and restatements of the certificates of designation for the convertible preferred stocks described above, the carrying amount of the preferred stock was reclassified to permanent equity.

On December 6, 2007, the Company’s principal stockholders granted a holder of common and preferred shares a fully vested option to purchase from the principal stockholders an aggregate of 128,900 shares of the Company’s common stock at an exercise price of $0.20 per share as a result of the dilutive effect of the 1,343,997 common shares issuable under the Company’s 2008 stock option plan (see Note M). On January 22, 2010, this option was exercised.

Subject to certain conditions and limitations, FriendFinder has granted the holders of Series A Preferred piggyback and demand registration rights to register the shares of common stock issuable upon conversion of the Series A Preferred or the exercise of related warrants.

As of December 31, 2010, outstanding warrants to purchase voting common stock of the Company are as follows:

Expiration Date(1)	Exercise Price		Number of Shares(2)
August 2015	$6.20	(4)	476,573	(4)
August 2015	$10.25	(4)	25,090
August 2015	$0.0002		243,287
August 2016	$0.0002		441,474
December 2017	$0.0002		4,692,996	(3)
			5,879,420

(1)	Except for warrants to purchase 1,373,859 shares of common stock at $0.0002 per share which were amended on October 8, 2009, warrants terminate if not exercised concurrently with the consummation of an IPO, if earlier than their stated expiration date.

(2)	The number of shares of common stock for which each warrant is exercisable will be decreased immediately prior to the closing of an IPO in the event that the Company has issued prior to such IPO fewer than 1,343,997

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L — PREFERRED STOCK, COMMON STOCK AND WARRANTS (Continued)

shares or options pursuant to an equity incentive or benefit plan except for the warrants exercisable at $10.25. The adjustment provision for such warrants is triggered if the Company has issued fewer than 588,890 shares or options pursuant to an equity incentive or benefit plan prior to the closing of an IPO.

(3)	With respect to warrants to acquire 2,441,989 common shares, in order to maintain the warrant holders’ percentage of fully diluted equity, the number of shares of common stock for which each such warrant is exercisable shall be increased immediately prior to the closing of an IPO based on the number of shares of common stock into which the Non-Cash Pay Second Lien Notes which were exchanged for Convertible Notes issued to selling stockholders in the acquisition of Various, will be convertible based on the IPO price.

(4)	Adjusted for subsequent dilutive issuances of equity securities.

On May 18, 2008, certain of the Company’s stockholders exercised warrants issued in connection with the First Lien Notes having an exercise price of $0.0002 (see Note J(f)) for an aggregate of 1,686,700 shares of its voting common stock, resulting in a transfer of $1,350 from capital in excess of par value to common stock for the par value of the shares.

On July 13, 2009, warrants issued in connection with the First Lien Notes having an exercise price of $0.0002 were exercised for an aggregate of 81,812 shares of the Company’s voting common stock resulting in a transfer of $66 from capital in excess of par value to common stock for the par value of the shares.

On December 10, 2009, warrants issued in connection with the First Lien Notes having an exercise price of $0.0002 were exercised for an aggregate of 1,188,107 shares of the Company’s voting common stock, resulting in a transfer of $950 from capital in excess of par value to common stock for the par value of the shares.

In August 2009, the Company received an informal demand from an existing holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock claiming a right to warrants exercisable at $0.0002 per share for approximately 800,000 shares of common stock in satisfaction of the conversion price adjustment with respect to its Series A Convertible Preferred Stock in connection with the Company’s issuance of Series B Convertible Preferred Stock. On October 27, 2010, this potential claim was resolved as the parties entered into a Settlement and Mutual Release pursuant to which the Company made a cash payment of $985,000 which was charged to capital in excess of par value.

NOTE M — STOCK OPTIONS

On April 3, 2008, the Company’s Board of Directors adopted the 2008 Stock Option Plan (the “Plan”). The maximum number of shares for which stock options may be granted under the Plan is 1,343,997 shares, subject to adjustment. Stock options may be issued to employees, directors and consultants, selected by a committee of the Board of Directors.

Under the terms of the Plan, the options granted will expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date, provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after the date of an IPO of the Company’s common stock. The exercise price of an option shall be the closing price of the common stock on a national securities exchange on the date immediately preceding the date of grant, or if the common stock is not traded on a national securities exchange, its fair value as determined in good faith by the board of directors. Notwithstanding the foregoing, the exercise price per share of any stock option agreement issued prior to an IPO will be the price per share of the Company’s common stock to be sold pursuant to an IPO.

In 2008, 2009 and 2010, the Company issued agreements to grant options to purchase a total of 708,550 shares, 25,500 shares and 43,250 shares, respectively, of the Company’s common stock to employees, non employee directors as well as to one board advisor under the Plan. In addition, in 2008, 2009 and 2010, respectively, options for 20,250 shares, 66,750 shares and 138,500 shares under such agreements were forfeited. As of December 31,

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M — STOCK OPTIONS (Continued)

2010, there were outstanding agreements to grant options to acquire 551,750 common shares. The exercise price of these options will be set at the price per share that the Company’s common stock is sold to the public pursuant to an IPO.

As a successful completion of an IPO is necessary in order for an option to be exercised, no compensation cost will be recognized until the occurrence of such event. Consequently, the Company has not recognized any compensation related to these options during the years ended December 31, 2008, 2009 and 2010. Upon successful completion of an IPO, compensation cost will be accrued for each vesting tranche over the requisite service period commencing on the date the options were granted and ending on the later of the vesting date or 18 months after the date of the IPO. Accordingly, the date the IPO is completed, a cumulative adjustment will be made to record compensation cost which accrued prior to such date, based on the fair value of the options on the IPO date.

Estimated stock-based compensation to be recognized subsequent to completion of this offering for options outstanding at December 31, 2010 will be approximately $2.4 million, based upon an initial price of $10.00 per share, which is expected to be recognized over a weighted-average period of two years. Of such amount a cumulative adjustment to compensation expense of approximately $2.0 million will be realized upon completion of this offering.

NOTE N — INCOME TAXES

FriendFinder and its subsidiaries file a consolidated federal income tax return.

The components of the income tax benefit are as follows (in thousands):

	2010	2009	2008
Current:
Federal	$162	$—	$374
State	630	—	—
	792	—	374
Deferred:
Federal	(1,118)	(4,688)	(13,615)
State	(160)	(644)	(4,935)
	(1,278)	(5,332)	(18,550)
Total tax benefit	$(486)	$(5,332)	$(18,176)

A reconciliation between the benefit computed at the U.S. federal statutory rate on the pre-tax loss to the tax benefit included in the consolidated statements of operations follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Tax benefit at federal statutory rate (35%)	$15,274	$16,292	$22,450
State taxes, net of federal effect	1,552	435	3,208
Impairment of goodwill	—	—	(3,350)
Net operating loss for which no tax benefit is recognized	(16,679)	(4,881)	(4,842)
Non-deductible penalties including related foreign exchange gain	—	97	1,119
Write off of deferred tax asset related to United Kingdom VAT liability which was eliminated (see Note I)	—	(7,785)	—
Gain on warrant liability	14	960	—

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — INCOME TAXES (Continued)

	Year Ended December 31,
	2010	2009	2008
Other	$326	$214	$(409)
Tax benefit	$486	$5,332	$18,176

The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2010	2009
Deferred tax assets:
Net operating loss carryforwards	$27,424	$30,430
Allowance for doubtful accounts	894	861
Accrued liability related to VAT	12,264	13,733
Accrued loss related to claim in arbitration	5,200	—
Other	590	427
Gross deferred tax assets	46,372	45,451
Less valuation allowance	(28,627)	(11,948)
Net deferred tax assets	17,745	33,503

Deferred tax liabilities:
Trademarks and domain names not subject to amortization	(23,794)	(25,644)
Intangible assets subject to amortization	(11,654)	(19,273)
Long-term debt	(5,875)	(10,634)
Property and equipment, including software	(217)	(3,222)
Other	(958)	(761)
	(42,498)	(59,534)
Net deferred tax liabilities	$(24,753)	$(26,031)

Amounts recognized in the consolidated balance sheets consist of (in thousands):

	December 31,
	2010	2009
Deferred tax asset — current	$5,522	$11,366
Deferred tax liability — non-current	(30,275)	(37,397)
Net deferred tax liability	$(24,753)	$(26,031)

At December 31, 2010, the Company had net operating loss carryforwards for federal income tax purposes of approximately $69.0 million available to offset future taxable income which expire at various dates from 2024 through 2028. The Company’s ability to utilize approximately $9.0 million of such carryforwards related to the periods prior to the Company’s exit from Chapter 11 reorganization is limited due to changes in the Company’s ownership, as defined by federal tax regulations. In addition, utilization of the remainder of the carryforwards may be limited upon the occurrence of certain further ownership changes, including as a result of an IPO. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences. The taxable temporary difference related to indefinite-lived trademarks and domain names, which have no tax basis, will reverse when such assets are disposed of or impaired. Because such period is not determinable and, based on available evidence, management was unable to determine that realization of the deferred tax assets was more likely than not, the Company has recorded a valuation

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — INCOME TAXES (Continued)

allowance against a portion of its deferred tax assets at December 31, 2010 and 2009. As of both dates, approximately $4.8 million of the valuation allowance relates to pre-reorganization and acquired C corporation entities’ net operating loss carryforwards.

The valuation allowance increased $16.7 million in 2010, $2.3 million in 2009 and $4.8 million in 2008.

Effective January 1, 2007, the Company applied the “more-likely-than-not” recognition threshold to all uncertain tax positions which resulted in no unrecognized tax benefits in the accompanying financial statements. As at December 31, 2010, unrecognized tax benefits were not material.

To the extent incurred, the Company classifies interest and penalties accrued on the underpayment of income taxes as interest expense and other expense, respectively.

The Company is no longer subject to federal, state, and local income tax examinations by tax authorities for years ending before 2007. However, to the extent utilized in the future, the Company’s net operating loss carryforwards originating in such years remain subject to examination.

NOTE O — SEGMENT INFORMATION

The Company’s reportable segments consist of Internet and Entertainment. Internet offers features and services that include social networking, online personals, premium content, live interactive videos and other services. Entertainment consists of publishing, licensing and studio production and distribution of original pictorial and video content. For the years ended December 31, 2010, 2009 and 2008, respectively, the Entertainment segment recorded revenue of $741,000, $651,000 and $616,000 from advertising services provided to the Internet segment. Additionally, through December 31, 2008, the Entertainment segment provided the Internet segment with video and pictorial content for which no intersegment revenue was recorded. Effective January 1, 2009, the Entertainment segment provided the Internet segment with video and pictorial content for which $1,560,000 was charged to the Internet segment, correspondingly increasing the revenue of the Entertainment segment for the year ended December 31, 2009. No such content was provided in 2010. Certain corporate expenses and interest expense are not allocated to segments. Segment assets include intangible, fixed, and all others identified with each segment. Unallocated corporate assets consist primarily of cash, certain prepaid items related to indebtedness and deferred tax assets not assigned to one of the segments. Information for the Company’s segments is as follows:

	Year Ended December 31,
	2010	2009	2008
Assets:
Internet	$506,297	$522,179	$568,999
Entertainment	22,399	23,520	26,724
Unallocated corporate	4,121	6,182	4,190
Total	$532,817	$551,881	$599,913

Net revenue from external customers:
Internet	$321,605	$306,213	$306,129
Entertainment	24,392	21,479	24,888
Total	$345,997	$327,692	$331,017

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O — SEGMENT INFORMATION (Continued)

	Year Ended December 31,
	2010	2009	2008

Income from operations:
Internet	$76,142	$64,962	$34,345
Entertainment	1,140	(439)	(17,748)
Total segment income from operations	77,282	64,523	16,597
Unallocated corporate	(5,547)	(6,128)	(9,488)
Total	$71,735	$58,395	$7,109
Amortization of acquired intangibles and software (included in income from operations):
Internet	$24,461	$35,454	$36,347
Entertainment	—	—	—
Unallocated corporate	—	—	—
Total	$24,461	$35,454	$36,347

Depreciation and other amortization (included in income from operations):
Internet	$4,527	$4,587	$4,052
Entertainment	177	294	450
Unallocated corporate	—	—	—
Total	$4,704	$4,881	$4,502

Impairment of goodwill and other assets (included in income from operations):
Internet	$—	$—	$6,829
Entertainment	4,660	4,000	17,602
Total	$4,660	$4,000	$24,431

Net revenues by service and product is as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Internet:
Subscription based service	$245,174	$245,015	$246,978
Pay by usage service	76,321	60,434	56,729
Advertising	110	764	2,422
	321,605	306,213	306,129

Entertainment:
Magazine	10,894	12,218	15,581
Video entertainment	10,892	6,441	6,048
Licensing	2,606	2,820	3,259
	24,392	21,479	24,888
Total revenues	$345,997	$327,692	$331,017

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O — SEGMENT INFORMATION (Continued)

The Company derives revenue from international websites and other foreign sources. Revenues by geographical area based on where the customer is located or the subscription originates are as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Net revenue:
United States	$178,873	$177,753	$192,102
Europe	103,224	97,317	86,797
Canada	17,200	15,364	16,381
Other	46,700	37,258	35,737
Total	$345,997	$327,692	$331,017

Principally all long-lived assets are located in the United States.

NOTE P — COMMITMENTS

Future minimum rental commitments for noncancellable operating leases of office space as of December 31, 2010, are as follows (in thousands):

Year	Operating Leases
2011	$2,076
2012	2,125
2013	2,125
2014	2,070
2015	1,800
Thereafter	2,217
Total	$12,413

The above amounts do not include taxes and property operating costs on certain leases. Rent expense amounted to approximately $2,127,000, $2,151,000, and $2,226,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE Q — CONTINGENCIES

(a)	On December 28, 2007, Broadstream Capital Partners, Inc. (“Broadstream”) filed a lawsuit against the Company in the State Superior Court of California, County of Los Angeles, Central District, and the Company subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a document titled “Non-Disclosure Agreement.” The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with the Company that required Broadstream’s prior written consent for the Company to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. On April 7, 2008, Broadstream filed its First Amended Complaint, which added a new cause of action for intentional interference with prospective economic advantage. On February 20, 2009, Broadstream filed its Third Amended Complaint, which dismisses the allegations of breach of fiduciary duty and constructive fraud. The complaint seeks damages which plaintiff alleges to be in excess of $20 million, plus interest, costs and punitive damages. Broadstream later asserted up to $557 million in damages plus punitive damages. On July 20, 2009, the Company entered into an agreement with Broadstream under which, without admitting liability, the Company agreed to pay Broadstream $3.0 million in $1.0 million installments due no later than July 2009, January 2010 and July 2010. Such payments were timely made. The agreement provides that upon the earlier of twelve months after the Company

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — CONTINGENCIES (Continued)

has securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or eighteen months after the effective date of the agreement, but not later than twelve months following such earlier date, Broadstream must choose either to (i) refile its complaint in Federal District Court provided that it first repay the Company the $3.0 million or (ii) demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10.0 million but not more than $47.0 million. Giving consideration of the limitation of the arbitration award in relation to damages sought in litigation, management had not concluded that it was probable that Broadstream would demand arbitration. Accordingly, no loss had been provided for as a result of entering into the agreement. In the event that Broadstream elected arbitration, at such time the Company would recognize a loss in connection with the matter of $13.0 million to $50.0 million.

In December 2010, Broadstream elected arbitration. Accordingly, at December 31, 2010 the Company recognized a loss in connection with the matter of $13.0 million which is included in other non-operating expense, net in the accompanying 2010 consolidated statement of operations. In connection with providing for the loss, the Company recorded a liability to Broadstream of $10.0 million (see Note I). In the event that the liability exceeds $15.0 million (exclusive of $3.0 million the Company already paid to Broadstream), it would constitute an event of default under the agreements governing the New First Lien Notes, Cash Pay Second Lien Notes and Non-Cash Pay Second Lien Notes. Arbitration is currently scheduled to be held in July 2011. The Company disputes all of Broadstream’s claims and intends to defend the matter vigorously. Although the Company does not believe it will be required to pay in excess of $13.0 million, including the $3.0 million already paid to Broadstream, as arbitration is inherently uncertain, it is reasonably possible that the Company may be required to pay in excess of $13.0 million. However, no estimate of the amount or range of any such additional loss can be made.

(b)	On December 23, 2005, Robert Guccione, our former president, filed an action against the Company and some of its officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against the Company is approximately $9.0 million and against the officers is in excess of $10.0 million. Some of the counts in the complaint also demand an unspecified amount of damages. Guccione filed an amended complaint on June 5, 2007 to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks and added as a party Penthouse Publications Limited, an entity with no current affiliation with the Company, as party plaintiff. Guccione agreed to dismiss the count for conspiracy to defraud only. Guccione filed a Second Amended Complaint on December 14, 2007 adding General Media International, Inc. (an entity with no current affiliation with the Company) as party plaintiff and a new claim for inducement to breach of contract. The Company filed its motion to dismiss the Second Amended Complaint on January 31, 2008, which was granted in part and denied in part. The court dismissed the claims for unjust enrichment and promissory estoppel. The Company filed its Answer and Affirmative Defenses to the Second Amended Complaint on June 25, 2009. On August 14, 2008, Guccione filed a voluntary petition for Chapter 7 Bankruptcy. Guccione filed a dismissal of the bankruptcy proceedings on November 4, 2009. The Court dismissed the bankruptcy action on November 9, 2009. The settlement agreement between Guccione and his judgment creditors assigns all rights to the New York state court action to his judgment creditors. On January 8, 2010, the Company filed an Amended Answer with counterclaims against Guccione and Penthouse Publications Limited for conversion, breach of fiduciary duty, declaratory relief and indemnification. No specific amount of damages has been requested in the counterclaims. On January 27, 2010, Plaintiffs filed a Reply to the Company’s counterclaims. In January and February 2010, certain defendants filed Answers to Plaintiffs’ Second Amended Complaint with cross-claims against the Company for contribution and indemnification. No specific amount of damages has been requested. In February and March 2010, the Company filed its Answer and Affirmative Defenses to the cross-claims. On October 20,

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — CONTINGENCIES (Continued)

2010, Guccione passed away. As such, the case is stayed pending substitution of his estate as a party. The Company believes it has meritorious defenses to all claims and intends to vigorously defend the lawsuit.

(c)	On November 28, 2006, Antor Media Corporation (“Antor”) filed a complaint against the Company, its subsidiary, General Media Communications, Inc. (“GMCI”), and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, for infringement of a Patent titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested. Injunctive relief is also sought. The Company and its subsidiary filed an Answer, Affirmative Defenses and Counterclaims. The United States Patent and Trademark Office (“USPTO”) issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. In August 2008, the USPTO issued its final office action sustaining its rejection of the original 29 claims and rejecting the 83 new claims. Antor filed its Petition to Vacate Finality of Office Action on the grounds it introduced new grounds for the rejection. Based on the final office action, the Company, GMCI and all other defendants filed an expedited motion to stay the case. In December 2008, pursuant to an order granting a re-examination proceeding, the USPTO issued a non-final office action again rejecting the original 29 claims and the new 83 claims. In February 2009, Antor filed a response in which it agreed to cancel the 83 new claims previously proposed. On May 11, 2009, the Court entered an Order granting Defendants’ Motion to Stay as modified. On May 22, 2009, the defendants accepted the terms of the Court’s proposed Stipulation regarding the use of prior art at trial and filed their Stipulation. On June 5, 2009, the USPTO issued a Final Office Action rejecting all of the Plaintiff’s claims. Plaintiff filed an appeal on July 7, 2009 and an appellate brief on October 8, 2009. On February 18, 2010, the USPTO filed an answer brief. On October 21, 2010, the USPTO Board of Patent Appeals entered an order affirming the rejection of Antor’s claims. On December 21, 2010, Antor filed a request for rehearing which was denied in March 2011. The case will remain stayed pending the appeal.

(d)	On or about November 27, 2006, a claimant filed a consumer class action arbitration at Judicial Arbitration and Mediation Services, Inc. or JAMS in San Jose, California, alleging a nationwide class action against Various under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Various disputes the claims and intends to defend the arbitration vigorously.

(e)	In or about March 2009, a complaint was filed against the Company’s subsidiary FriendFinder California, Inc. and other defendants in the State Superior Court of California, County of Los Angeles in connection with their advertising on a free adult content website run by a third party known as Bright Imperial Limited. In April 2009, Various and the Company were added as defendants. The complaint alleges that the defendants aided and abetted Bright Imperial Limited in engaging in below cost competition and unlawful use of “loss leaders” in violation of California law by providing free, apparently professionally produced adult content. The plaintiff is seeking $10.0 million in damages, trebled to at least $30.0 million, plus injunctive relief and attorneys’ fees. On May 8, 2009, the Court denied the plaintiff’s request for an Order to Show Cause concerning its request for preliminary injunction, citing insufficient evidence among other factors. On May 26, 2009, the Company filed an “Anti-SLAPP” Motion to Strike the Complaint along with a Motion to Dismiss the claims in the Complaint. On or about July 24, 2009, after the Court granted the Anti-SLAPP motion the plaintiff then stipulated to the form of an Order on the Anti-SLAPP motion that finds in favor of the Company, effectively terminating the case. On August 10, 2009, plaintiff filed his Notice of Appeal to the California Court of Appeal. On January 26, 2011, the California Appellate Court affirmed the trial court’s ruling in the Company’s favor.

(f)	On November 4, 2008, Balthaser Online, Inc. filed a lawsuit for patent infringement against the Company among other defendants, in the U.S. District Court for the Eastern District of Texas, Texarkana Division, seeking unspecified monetary damages as well as injunctive relief. The complaint alleged infringement of

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — CONTINGENCIES (Continued)

Patent titled “Methods, Systems, and Processes for the Design and Creation of Rich-Media Applications via the Internet.” The plaintiff filed a first amended complaint naming Various, Inc., FriendFinder California Inc. and Global Alphabet, Inc. as defendants on January 15, 2009. On or about August 28, 2009, pursuant to local rule, the Company served its invalidity contentions. On September 15, 2009, the Court granted the Company’s motion to transfer the case to the U.S. District Court for the Northern District of California. The lawsuit was settled on November 30, 2010 for an immaterial amount and the action was dismissed with prejudice.

(g)	In or about December 2007, Spark Network Services, Inc. served Various with a complaint for patent infringement seeking unspecified monetary damages as well as injunctive relief. The complaint alleges infringement of a U.S. Patent titled “System for Data Collection and Matching Compatible Profiles.” Various moved for a stay of the federal case due to the USPTO’s re-examination of the patent at issue and the Federal Court granted the stay. The USPTO issued a final rejection of the patent at issue on September 18, 2009, and the plaintiff filed a notice of appeal on December 17, 2009. In March 2010, the parties entered into a settlement agreement resolving the case and the Federal action was dismissed with prejudice. The settlement did not have a material effect on the Company’s financial statements.

(h)	On November 5, 2009, Joao Control and Monitoring Systems of Texas, LLC filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against the Company and its indirect wholly-owned subsidiary Streamray Inc., and a number of other unrelated adult entertainment companies, alleging infringement of a patent titled “Monitoring Apparatus and Method” and seeking unspecified monetary damages as well as injunctive relief. The lawsuit was served on the Company and Streamray Inc. on November 12, 2009. In or about June 2010 the Company filed a motion related to the propriety of the forum and Streamray Inc. answered the complaint. On or around July 2010, the parties entered into a settlement agreement resolving the case and the action was dismissed with prejudice. The settlement did not have a material effect on the Company’s financial statements.

(i)	Effective July 1, 2008, Various registered in the European Union and on July 29, 2008, began separately charging VAT to its customers. For periods prior thereto, Various recorded a liability for VAT and related interest and penalties in connection with revenue from internet services derived from its customers in the various European Union countries. Various reduced its VAT liability for periods prior to July 1, 2008 in the countries where the liability was either paid in full or payments were made pursuant to settlement and payment plans or where determinations were made that payments were not due. Various continues to negotiate settlements of the liabilities or challenge the liability related to VAT for periods prior to July 1, 2008 (see Note I).

(j)	On May 19, 2009 representatives for Summit Trading Limited (“Summit”) sent a letter to the Company’s outside legal counsel, alleging that the Company, Interactive Brand Development, Inc., (an owner of the Company’s Series B Common Stock) and entities affiliated with two of the Company’s principal stockholders defrauded Summit of financial compensation for services provided to the Company’s predecessor entity, General Media, Inc. Among the claims, Summit asserted bad faith, breach of contract and fraud by the Company’s management and the Company, and claimed that it is owed an equity interest in the Company, as well as compensatory, punitive and exemplary damages in excess of $500 million. Management believes that the allegations stated in the letter are vague and lack factual basis and merit. Summit has not taken any legal action against the Company. Should Summit take legal action, the Company would vigorously defend the lawsuit.

(k)	On November 16, 2010, Patent Harbor, LLC filed a Complaint for patent infringement against, among others, Penthouse Digital Media Productions Inc. (PDMP), in the United States District Court for the Eastern District of Texas. The Complaint alleges an infringement of a U.S. Patent titled “Apparatus and Method for Assembling Content Addressable Video”. No specific amount of damages has been requested. However, on November 16, 2010, the Company received a settlement demand from plaintiff in the amount of $800,000. Plaintiff later lowered its demand to $500,000. On January 28, 2011, the Company filed an Answer, Affirmative Defenses

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — CONTINGENCIES (Continued)

and Counterclaims. On February 25, 2011, plaintiff filed its Answer to the Counterclaims. The Company has no insurance coverage for patent infringement claims. The Company disputes the allegations and believes it has meritorious defenses, and plans to vigorously defend the allegations.

(l)	On April 13, 2011, Facebook, Inc., or Facebook, filed a complaint against the Company and certain of its subsidiaries in the U.S. District Court for the Northern District of California, alleging trademark infringement with regard to the use of the terms “face book of sex”. The Complaint contains causes of action for: trademark dilution, false designation of origin, trademark infringement, violation of the Anti-Cybersquatting Consumer Protection Act, and for unfair competition. The Complaint also seeks a declaratory judgment that Facebook’s use of “friend finder” on its website is a descriptive fair use that does not infringe Various’ trademark rights in the “FRIENDFINDER” mark. No specific amount of damages has been sought. However, the Complaint requests monetary relief, injunctive relief, punitive damages, cancellation of the “FRIENDFINDER” marks, attorneys’ fees, other equitable relief, and costs among other things. The Company intends to vigorously defend the lawsuit.

The Company currently is a party to other legal proceedings and claims. While management presently believes that the ultimate outcome of these proceedings, including the ones discussed above, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows, or overall trends in results of operations, litigation and arbitration is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting the Company from selling one or more products or services. Were an unfavorable ruling to occur there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods. Other than as disclosed above, the Company is unable to estimate the possible loss or range of loss which may result from pending legal proceedings or claims.

NOTE R — RELATED PARTY TRANSACTIONS

In October 2004, the Company entered into a separate management agreement with an entity controlled by the Company’s principal stockholders whereby certain management services are to be performed by these principal stockholders as designated by the board of directors of the Company. The agreement was for a term of five years with an annual fee of $500,000. In October 2009, the management agreement was amended to extend the term until the consummation of an IPO and the annual fee was increased to $1,000,000 effective November 1, 2010. In addition, the agreement provides that the managers may participate in the Company’s future bonus pool and stock option plans. Management fees, which are included in general and administrative expenses, amounted to approximately $583,000, $500,000 and $500,000 for the years ended December 31, 2010, 2009 and 2008 respectively.

The Company has also entered into a lease agreement for rental of office space from a company controlled by the Company’s principal stockholders. The lease, which commenced on January 1, 2005, was for a period of five years and provided for annual rent of approximately $58,000 plus operating expenses. On December 18, 2009, the lease was extended through June 2010 at approximately $5,000 per month. On December 1, 2010 a new lease agreement was entered for a period of five years providing for annual rent of approximately $61,000 per year with the annual base rent and expenses not to exceed $150,000 per year. Total rent expense under this lease agreement was approximately $161,000, $120,000 and $118,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

In September 2007, the Company entered into consulting agreements with two entities controlled by two of the Company’s stockholders who were former owners of Various. The agreements specify payments of approximately $19,000 per month to each entity. Both agreements were for one year and thereafter renewed automatically each month until either party terminated the agreement. As of October 27, 2010, the agreements were

FRIENDFINDER NETWORKS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — RELATED PARTY TRANSACTIONS (Continued)

amended so that the Company could not terminate the agreements prior to March 31, 2013. For each of the years ended December 31, 2010, 2009 and 2008, the Company paid an aggregate of approximately $462,000, under such agreements which is included in general and administrative expenses.

On October 8, 2009, the Company agreed to pay compensation to the Company’s Chairman and the Company’s Chief Executive Officer for options granted by such executives to the former owners of Various and to a holder of common and preferred shares on an aggregate of 1,147,964 of the Company’s common shares owned by the executives (see Note J(f) and L). Subject to the consummation of a public or private offering of any equity or debt securities of the Company which occurs after an IPO, each executive is to receive compensation equal to 37.5% of the IPO price times 573,982, representing the number of common shares on which options were granted. Subject to the trading price of the Company’s stock, as defined, being equal to or greater than 50% of the IPO price, the Company shall pay one-third of the total compensation on the first business day of the first full calendar quarter following the consummation of the equity or debt offering referred to above, and one-third of the compensation on the first business day of each of the next two calendar quarters. In the event of a Change in Control Event, as defined, the Company shall pay any remaining unpaid amount.

NOTE S — EMPLOYEE BENEFIT PLANS

FriendFinder has a defined contribution plan that combines an employee deferred compensation 401(k) plan with a profit-sharing plan under which FriendFinder may make contributions solely at its own discretion. Substantially all employees may participate in the plan. FriendFinder did not make any contributions to the plan for the years ended December 31, 2010, 2009 and 2008.

Various has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees which provides for matching contributions by Various, as defined in the plan. Contributions made by Various to the plan for the years ended December 31, 2010, 2009 and 2008 were approximately $597,000, $579,000 and $491,000 respectively.

On March 23, 2009, the Company’s board of directors approved a 2009 Restricted Stock Plan (the “Plan”) which becomes effective upon the consummation of an IPO. The aggregate number of shares of restricted stock that may be granted under the Plan is limited to one percent of the fully-diluted equity of the Company on the date that an IPO is consummated. The compensation committee of the board of directors is charged with administering the Plan and all directors, employees and consultants of FriendFinder or of any subsidiary are eligible to receive restricted stock under the Plan. Restricted stock granted under the Plan will generally vest on the third anniversary of the grant date, subject to the recipient’s continued service. Restricted shares will also vest prior to the third anniversary of the grant date if the recipient’s employment has been terminated under certain conditions. Upon the termination of a recipient’s employment, unvested shares of restricted stock will be subject to repurchase by the Company at a price of $2.00 per share. Prior to vesting, the restricted shares may not be sold, assigned, transferred or pledged by the recipient.

5,000,000 Shares

Common Stock

PROSPECTUS
May 11, 2011

Imperial Capital	Ladenburg Thalmann & Co. Inc.

Until June 6, 2011 (the first business day following the 25th day after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.